Follow-Up Materials



06013979

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ipsen

*CURRENT ADDRESS

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34953 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 6/2/06

12-31-05
AR/S



Registration document 2005

IPSEN
Innovation for patient care



Société anonyme with a share capital of €84,024,683
Registered office: 42, rue du Docteur Blanche, 75016 Paris, France
419 838 529 RCS Paris

REGISTRATION DOCUMENT 2005

Year ended 31 December 2005



Pursuant to the provisions of its general regulation, in particular article 212-13, the *Autorité des marchés financiers* (AMF) has registered this registration document on 26 April 2006 under number R.06-0039.

This document may not be used in support of any financial operation unless it is accompanied by a prospectus approved by the AMF. This document has been prepared by the issuer, and its signatories assume responsibility for its contents. The registration pursuant to the provisions of article L. 621-8-1-I of the French Monetary and Financial Code has been granted after the AMF has verified "whether the document is complete and comprehensible and whether the information it contains is consistent". It does not imply a validation by the AMF of the accounting or financial information presented herein.

This registration document is a translation of the official *document de base* registered with the AMF and is for information purposes only. In case of any discrepancy between this registration document and the *document de base*, the *document de base* will govern.

Incorporation by reference:

Pursuant to the provisions of article 28 of EC regulation 809/2004 of 29 April 2004, readers are referred to the prospectus for Ipsen recorded by the AMF on 14 October 2005 under number I.05-127, for the following financial information: financial information prepared under French GAAP for the 2004 financial year: the management discussion and analysis, historical and pro forma consolidated financial statements (including the auditors' reports); and financial information prepared under French GAAP for the 2003 financial year: the management discussion and analysis, historical and pro forma consolidated financial statements (including the auditors' reports).

General introductory comments

In this registration document, unless stated otherwise, the terms "Company" and "Ipsen" refer to Ipsen SA and the term "Group" refers to Ipsen and its subsidiaries and shareholdings.

This registration document contains forward-looking statements about the Group's targets and forecasts, especially in Chapter 12. Such statements may in certain cases be identified by the use of the future or conditional tense or by forward-looking words including but not limited to "believes", "targets", "anticipates", "intends", "should", "aims", "estimates", "considers", "wishes" and "may". These statements are based on data, assumptions and estimates that the Company considers to be reasonable. They are subject to change or adjustment owing to uncertainties arising from the vagaries inherent in all research and development activities, as well as in the economic, financial, competitive, regulatory and climactic environment. In addition, the Group's business activities and its ability to meet its targets and forecasts may be affected if certain of the risk factors described in Chapter 4 – "Risk factors" of this registration document arise. In addition, attainment of the targets and forecasts implies the success of the strategy presented in section 6.1.1.2 of Chapter 6 – "Strategy" of this registration document.

The Company makes no undertaking and gives no guarantee as to attainment of the targets and forecasts shown in this registration document.

Investors are urged to pay careful attention to the risk factors described in Chapter 4 of this registration document before making their investment decision. One or more of these risks may have an adverse effect on the Group's activities, condition, the results of its operations or on its targets and forecasts. Furthermore, other risks not yet identified or considered as significant by the Group could have the same adverse effects, and investors may lose all or part of their investment.

This registration document also contains details of the markets in which the Group operates. This information is notably taken from research produced by external organisations. Given the very rapid pace of change in the pharmaceutical sector in France and the rest of the world, this information may prove to be erroneous or out of date. Accordingly, trends in the Group's business activities may differ from those set forth in this registration document and the statements or data shown in this registration document may prove to be erroneous, without the Group being obliged in any way whatsoever to update them.

Forward-looking statements, targets and forecasts shown in this registration document may be affected by risks, either known or unknown, uncertainties and other factors that may lead to the Group's future results of operations, performance and achievements differing significantly from the stated or implied targets and forecasts. These factors may include changes in economic or trading conditions and regulations, as well as the factors set forth in Chapter 4 – "Risk factors" of this registration document.

1 Persons responsible

1.1 Person responsible for the registration document

Mr Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen.

1.2 Attestation of the person responsible for the registration document

"I affirm that having taken all reasonable care to ensure that such is the case, the information contained in this registration document is, to the best of my knowledge, in accordance with the facts and contains no omission likely to affect its import.

The Company has obtained a letter from its statutory auditors certifying that they have verified the financial and accounting information provided in this registration document in accordance with the practice and professional standards applicable in France, and that they have read the document as a whole."

Jean-Luc Bélingard

Chairman and Chief Executive Officer.

1.3 Person responsible for financial information

Claire Giraut
Chief Financial Officer

David Schilansky
Investor Relations Officer

Ipsen
42 rue du Docteur Blanche
75016 Paris
Tel.: +33 (0)1 44 30 43 43
Fax: +33 (0)1 44 30 43 21
contact.investisseurs@ipsen.com
www.ipsen.com

1.4 Indicative financial reporting timetable

2 May 2006:	First-quarter 2006 sales
2 June 2006:	Annual general meeting
1 August 2006:	First-half 2006 sales
6 September 2006:	Interim 2006 results
30 October 2006:	Nine-month 2006 sales

2 Auditors

2.1 Statutory auditors

Deloitte & Associés
Represented by Christophe Perrau
185, avenue Charles de Gaulle
B.P. 136
92524 Neuilly-sur-Seine Cedex

First appointed at the Annual General Meeting of 10 April 2002. Current term ends at the conclusion of the Annual General Meeting held to approve the financial statements for the year ending 31 December 2009.

KPMG Audit
Department of KPMG S.A.
Represented by Catherine Porta
1, cours Valmy
92923 Paris La Défense Cedex

First appointed at the Annual General Meeting of 18 june 2005. Current term ends at the conclusion of the annual general meeting held to approve the financial statements for the year ending 31 December 2010.

2.2 Alternate auditors

B.E.A.S.
Represented by Alain Pons
7-9, Villa Houssay
92524 Neuilly-sur-Seine Cedex

First appointed at the Annual General Meeting of 10 April 2002. Current term ends at the conclusion of the Annual General Meeting held to approve the financial statements for the year ending 31 December 2009.

Jean-Paul Vellutini
1, cours Valmy
92923 Paris La Défense Cedex

First appointed at the Annual General Meeting of 18 june 2005. Current term ends at the conclusion of the Annual General Meeting held to approve the financial statements for the year ending 31 December 2010.

2.3 Fees paid by the Group to the statutory auditors and members of their networks

	Deloitte & Associés		KPMG Audit	
(in thousands of euros)	2005	2004	2005	2004
Audit services				
Statutory audit, certification and review of separate and consolidated financial statements	1,355	462	1,697	630
Audit related services	30	-	-	
Sub-total	1,385	462	1,697	630
Other services				
Legal, fiscal and payroll	-	3	80	77
Information technology	-	-	-	-
Internal audit	-	-	-	-
Other	-	4	3	3
Sub-total	-	7	83	80
TOTAL	1,385	469	1,780	710

3 Selected financial information

Since the Group sold its primary care business in Spain (except for Tanakan®) during October 2005, the Group is presenting this business as a discontinued operation retroactively from 1 January 2005 in its consolidated financial statements. As a result, 2005 operating profit does not include items relating to that business, which posted 2005 sales of €16.7 million, whereas those items were included in 2004 operating profit, with sales of €16.3 million. Comparisons in this review were prepared with operating profit excluding the business sold in 2005, and therefore on a comparable structure basis.

The comments presented in this registration document in relation to 2004 and 2005 thus concern pro forma consolidated financial statements prepared in accordance with IFRS. To make this document easier to read, the term pro forma will not be included in these comments. The pro forma consolidated financial statements treat the Group's business activity as if the Group's legal restructuring completed at the end of June 2005 had taken place prior to 1 January 2002. The statutory auditors have issued a report on the pro forma financial statements. The consolidated financial statements for 2004 and 2005 appear in note 20.1 of this registration document, while the pro forma financial statements are presented in note 20.2.

The Group's 2005 financial statements show a strong increase in consolidated net profit (Group share), which totalled €148.6 million, up 26.4% vs. 2004. Over the same period, net profit from continuing operations grew at an even stronger rate of 37.5%.

Consolidated sales advanced by 7.4% against 2004. The increase was fuelled by the growth of products in targeted therapeutic areas and strong sales momentum in international markets, despite downward price pressures in the Major Western European Countries (Germany, Spain, France, Italy and the United Kingdom). Other revenues were up €17.5 million, representing a 27.6% increase vs. 2004, spurred by growth in royalties and milestone income.

The Group incurred no restructuring costs or impairment losses during 2005. By comparison, it reported €10.4 million in restructuring costs and €10.8 million in impairment losses in 2004. Operating income improved to 23.0% of sales, compared with 20.8% on a comparable structure basis and 20.5% as published at 31 December 2004, despite an increase in research and development expenses to 20.9% of sales in 2005 from 19.1% in 2004. The effective tax rate in 2005, which amounted to 19.1% of consolidated net profit from continuing operations before tax in 2005, improved compared with 28.6% in 2004, and notably benefited from the non-recurring recognition of deferred tax assets at some of the Group's subsidiaries.

At 31 December 2005 following the capital increase carried out in conjunction with the Group's IPO, net cash amounted to €138.8 million, compared with net debt of €145.8 million at 31 December 2004.

The Group's key financial data is shown in the following table:

Consolidated results (€ million)	2005	2004 on a comparable basis	% change 2005/2004 on a comparable basis
Sales	807.1	751.5	7.4%
Operating profit	185.3	156.5	18.4%
Net profit from continuing operations	144.6	105.2	37.5%
Net profit attributable to the Group	148.6	117.6	26.4%
Earnings per share from continuing operations (in euros)	2.14	1.79	19.6%
Earnings per share (in euros)	2.20	2.01	9.5%
Average number of shares during the year	67,418,123	58,605,000	

4 Risk factors

The Group carries on business in an environment which is undergoing rapid change and which poses a number of risks for the Group, some of which are outside its control. Investors are advised to give careful consideration to all the risks set out below and to all the information contained in this registration document. The risks and uncertainties set out below are not the only ones facing the Group. Other risks and uncertainties of which the Group is not currently aware or which it does not consider to be significant could also have a negative impact on its business, its financial situation or its results.

4.1 Risks related to the Group and its structure

4.1.1 Dependence on products

The Group relies on two products, Decapeptyl® and Tanakan®, for a substantial part of its sales.

Decapeptyl®. In 2005, this product generated sales of €210.6 million, representing about 26.1% of the Group's consolidated sales. Due to this high percentage of its consolidated sales, the Group is exposed to significant risks which could arise from factors such as the development of competing products or generic products, the adoption of unfavourable regulatory decisions or the filing of claims in relation to defects or side effects connected with this product. If the Group had to deal with any of these difficulties, this could potentially have a significantly unfavourable impact on its business, its financial situation or its results. The formulations of Decapeptyl® marketed by the Group include a daily formulation, a one-month formulation and a three-month formulation. The Group has new sustained-release formulations at the clinical trials stage, but cannot, however, guarantee the success of these trials. Certain of the Group's competitors are also developing formulations with a sustained-release in excess of three months, some of which are already marketed in the United States. In the event that these formulations are marketed in countries in which Decapeptyl® is marketed, the sales and results of the Group could be affected.

Tanakan®. In 2005, this product generated sales of €121.0 million, including 73.2% in France (i.e. 15% of the Group's consolidated sales). In a letter dated 22 February 2006, the French health authorities notified the Group of their intention of reassessing the health benefits of Tanakan®. Following this exercise, the status and/or price of Tanakan® could be modified (see section 4.1.2 below).

4.1.2 Dependence on the prices for medicine and their inclusion in the list of reimbursable products

The Group is dependent on the setting of prices for medicines and is vulnerable to the possible withdrawal of certain products from the list of reimbursable products by governments or by the relevant regulatory authorities in the countries where it does business.

In general terms, the Group is faced with uncertainties as regards the fixing of prices for all its products, because over the last few years the prices of medication have been under severe pressure for a number of reasons, including the following:

- the tendency of governments and the suppliers of medical care to recommend the use of generic medication in several countries by means of laws relating to generic substitution, which authorise or require pharmacists issuing medication, wherever possible, to substitute a less expensive generic medication for a medication from the original pharmaceutical laboratory;
- the price controls exercised by governments in numerous countries;
- other restrictive measures which limit increases in the costs of medical services; and
- parallel imports which enable wholesalers to make use of differences in market prices by buying medication at lower prices in certain markets to sell them in other markets at higher prices.

Sparked by government intervention or market pressures in some countries, lower drug prices negatively impacted sales to the tune of €8.2 million in 2005, compared with 2004. In the year ended 31 December 2005, these impacts reduced sales growth by 1.1 percentage points.

The commercial success of the Group's products depends in part on the proportion of their price that is reimbursed to patients by private medical insurance companies, medical insurance bodies or public health service programmes.

The continued sale of a drug through the OTC channel after its delisting does not necessarily prevent a contraction in its sales, the key factor being whether patients themselves agree to bear the cost of their treatment. Based on events following the delisting of other drugs in France, as well as in Other European Countries, products affected by such measures usually show a decline in their sales. As a result, assuming that a drug marketed by the Group, sales of which contribute a significant portion of its sales, were to be delisted, this measure would be liable to have an unfavourable impact on the Group's business activities, financial condition and earnings. This said, the Group would nonetheless retain the option of entering into an agreement with a partner to market through the OTC channel the drugs that had been delisted, which may curb the adverse impact of any delisting on its business activities, financial condition and earnings.

These risks are illustrated in the following example:

- **In France,** three of the Group's products have been subject to reassessment since 2004, in order to examine whether they should continue to be paid for by the medical insurance bodies:
- ***Ginkor Fort***®. Following the notice issued on 15 September 2005 by the French Supreme Health Authority recommending the removal of 221 speciality drugs from the list of reimbursable drugs, including all members of the veinotonic class of drugs including Ginkor Fort®, the French government published a notice in the Official Journal of 25 January 2006, under the terms of which the level of reimbursement was to be lowered to 15% between 1 February 2006 and 31 December 2007. These drugs will then be withdrawn from the list of reimbursable drugs from 1 January 2008. In addition, pursuant to a supplemental agreement between the Group and the Economic Committee for Health Products in France, notice of a 15% reduction in the drug's price was published in the Official Journal on 3 February 2006;
- ***Bedelix***®. Based on the notice issued on 15 September 2005 by the French Supreme Health Authority, a ministerial decree published in the Official Journal on 25 January 2006 delisted Bedelix (€9 million, i.e. 1.1% of 2005 consolidated sales) from the list of reimbursable drugs from 1 March 2006;
- ***Tanakan***®. The notice published on 25 February 2004 by the Transparency Commission stated that Tanakan's health benefits were insufficient in two indications: the symptomatic treatment of intermittent claudication caused by chronic occlusive arteriopathy of the lower limbs, and the symptomatic treatment of pathological cognitive and chronic sensory disorders in elderly patients, except in cases of Alzheimer's disease and other dementias. In a letter dated 22 February 2006, the French health authorities notified the Group of their intention of reassessing the health benefits of Tanakan. Following this review, the status and/or price of Tanakan may be altered.

  To justify the reimbursement of Tanakan®, the Group is endeavouring to validate the clinical benefits of this product in the treatment of age-related cognitive impairment and behavioural disorders. The Group is investigating EGb 761®, the Ginkgo biloba extract in Tanakan®, for the treatment of neurodegenerative disorders, such as Alzheimer's disease. Over 8,000 patients have been enrolled in these research programmes, and eight clinical studies are currently in progress (see in particular section 11.1.7 of this registration document):

  - The National Institutes of Health (US) are currently sponsoring four clinical trials, one of which is a study relating to the prevention of mild cognitive impairment (MCI) in patients over 85, and one of which is a study relating to the primary prevention of Alzheimer's disease in patients over 75 and in good health. The 3,000 patients for this study have now been recruited, and the preliminary results are expected in 2008,
  - The Group is the sponsor of four other studies in Europe, including:
    - the GuidAge study assessing the effectiveness of EGb 761® in the prevention of Alzheimer's disease in patients of more than 70 years of age presenting with a spontaneous mnesic complaint. The 2,800 patients were recruited by September 2004 and their treatment will continue for five years,
    - a study assessing the efficacy of EGb 761® in cognitive disorders in patients with Alzheimer's disease and related behavioural and psychological disorders.

  Furthermore, the Schwabe group, which is one of the Group's partners, published in September 2005 the very encouraging results of a clinical trial confirming the efficacy of EGb 761® in proven dementia where cognitive deficiencies are associated with neuropsychic symptoms, such as depression, anxiety, irritability and apathy. These patients account for the vast majority of patients suffering from Alzheimer's disease in normal clinical practice. For the duration of the therapeutic trial, EGb 761® led to a tangible improvement in cognitive functions, as well as in neuropsychic symptoms and daily activity of the patients treated with the drug.

- **In the United Kingdom,** the price of drugs was cut by an average of 7% with effect from 1 January 2005.
- **In Belgium,** Decapeptyl® prices were reduced by 14% on 1 July 2005 followed by a second price reduction amounting to 2% in September 2005.
- **In Spain,** a cut of 4.2% in the price of medications was introduced on 1 February 2005.
- **In Italy,** the Health Ministry announced a 4.4% price reduction from 16 January 2006 for all pharmaceutical products reimbursable, along with an additional 1% discount on sales to wholesalers.

4.1.3 Use of dangerous substances

The Group uses dangerous substances to carry on its business and any claim relating to the improper handling, storage or treatment of these substances could be costly.

The Group's Research and Development programmes, its pre-clinical and clinical trials and its manufacturing and distribution business involve the controlled storage, use and processing of dangerous substances, toxins, chemical and biological agents and radioactive molecules. The Group is subject to laws and regulations governing the use, manufacture, storage, handling and processing of such substances and waste. Although the Group considers that the safety measures it takes in respect of the handling and processing of dangerous substances satisfy the standards laid down by the laws and regulations in force, the risk of accidental contamination or injury caused by dangerous substances cannot be completely eliminated. In the event of an accident, the Group could be held liable for any resulting damage and the liability incurred could exceed the limit of insurance cover taken out by the Group, or even not be covered at all. The Group might be unable to maintain insurance coverage on satisfactory terms, or to obtain any insurance. The Group could incur substantial costs in order to comply with current or future laws and regulations relating to the environment.

4.1.4 Uncertainty on the approval of products which are currently being developed

A number of products that the Group is developing are still at the very first stages of development and the Group cannot be certain that these products will be approved by the competent regulatory authorities and that they will be successfully marketed.

If the products that the Group is developing are not approved during clinical and pre-clinical trials or if they are not approved by the regulatory authorities, this will have a negative impact on the growth of the Group. Of the twenty-one principal development programmes that the Group is currently pursuing, four are at the pre-clinical trials stage, three are at phase I of clinical trials and fourteen are at phase II or phase III of clinical trials. Several years can elapse before a product is approved and it may be that the Group will fail to launch some of its new products on the market. A new product can also appear to be promising at a preparatory stage of development or after clinical trials but never be launched on the market or be launched on the market but fail to sell. This can happen for various reasons including:

- products can prove to be ineffective or to cause side effects which outweigh their therapeutic benefits during pre-clinical or clinical trials;
- the Group could fail to devise adequate and satisfactory clinical trials during pre-clinical trials or at the very beginning of clinical trials;
- the Group could fail to obtain licences from the competent regulatory authorities to allow it to conduct the necessary clinical trials or could be obliged to repeat trials to comply with regulations in different jurisdictions;
- the Group could fail to obtain the necessary licences from the competent regulatory authorities to sell its products on certain markets or on any markets;
- it could prove to be too costly or difficult to manufacture new products on a large scale;
- the marketing of certain products could be prohibited due to the existence of intellectual property rights belonging to third parties;
- the Group could be unable to find a distributor to market its products, or its partners in the context of jointly developed products could decide not to market its products;
- the Group's products could fail to obtain the support of the market;
- the Group's competitors could develop more effective products or products which, for other reasons, obtain more support from the market;
- new products could render the Group's products obsolete; and
- the Group could fail to sell its products at prices which would enable it to realise a satisfactory return on its investment.

4.1.5 Dependence on intellectual property rights held by third parties

In order to manufacture and market several of its products, including three of its main products, the Group depends on intellectual property rights held by third parties.

Intellectual property rights (particularly patents, know-how and trademarks) are covered by licence agreements granted to the Group by third parties that are the owners of those rights or are authorised to license their use under a sub-licence. Three of the Group's main products, Decapeptyl® (sales of which represent about 26.1% of consolidated sales for 2005), Dysport® (sales of which represent about 11.5% of consolidated sales for 2005) and Somatuline® (sales of which represent about 10.1% of consolidated sales for 2005) are manufactured and marketed under licence from third parties. Although the Group currently has good relations with these third parties and has taken the necessary steps to protect its interests in the contracts entered into for this purpose, it cannot guarantee that it will be able to continue to benefit from these intellectual property rights or that the provisions of these contracts will be observed. For example, the Group could find itself unable to negotiate new licence agreements or collaboration agreements in the future or to maintain the terms of contracts at a level which is at least as advantageous as the contracts already concluded. In addition, the development and sale of certain products in the future could depend on the terms of the licences. Finally, the Group's ability to grant exclusive patent licences or patent sub-licences to third parties could be limited by rights held by other third parties in respect of the same patents or by such third parties in respect of other patents (see, for instance, section 6.1.1.3.2.2. in the Industrial Property section with respect to NutropinAq®).

4.1.6 Dependence on third parties to ensure the success of the Research and Development portfolio

The Group is dependent on the support of third parties to ensure the success of its Research and Development portfolio and its inability to secure such support or any shortcoming in its control of such third parties could have a negative impact on the Group.

The Group enters into collaboration agreements with third parties to enhance its Research and Development portfolio. The Group depends on the technology and know-how of third parties both to undertake research into new molecules and to carry out pre-clinical and clinical trials. The Group's success depends on the quality of the partners that it manages to obtain and on the performance of those partners in carrying out their obligations pursuant to these collaboration agreements. The Group could find itself unable to maintain collaboration agreements in force on acceptable terms or could be unable to conclude new collaboration agreements on satisfactory commercial terms. Insofar as the Group is unable to maintain or conclude such agreements, it would have to develop products at its sole expense. Such a situation would have the effect of increasing the Group's capital requirements or of limiting or delaying its development in other areas. In addition, the Group's partners could fail to fulfil their obligations or to perform them in a satisfactory manner, and this would give rise to delays and lead to expenses for the Group.

4.1.7 Dependence on third parties to develop and market some products

The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business.

The Group develops and markets some of its products in collaboration with other pharmaceutical companies. The Group has entered into important collaboration agreements, in particular with Medicis, Bayer and Roche. The royalties received by the Group from some of these partners contribute substantially to the Group's operating results and cash flow. When the Group markets its products pursuant to collaboration agreements, it exposes itself to the risk that certain decisions, such as the preparation of budgets and promotional strategies, are controlled by its partners and that the decisions taken by the Group's partners have a negative impact on the conduct of the Group's business pursuant to those agreements. The Group cannot be certain that its partners will fulfil their obligations and it might be unable to obtain any benefit from those agreements. In addition, the Group's partners could choose to develop their existing new products rather than the products marketed in collaboration with the Group. Finally, even if it had the means of obtaining redress against its partners in the event that they caused it damage, the Group is not in a position to ensure that its partners have sufficient insurance coverage to cover the whole of their liability in respect of their business, whether as regards third parties or as regards the Group.

If they did not have sufficient coverage, the Group could be obliged to bear a substantial part of the damage thus caused, directly or indirectly, and this could have a negative impact on its business, its financial situation or its results.

4.1.8 Dependence on public authorities to obtain regulatory approvals

Certain products of the Group of biological origin are made of materials stocks of which can only be renewed if regulatory approvals are obtained. In the case of certain of its products of biological origin, the Group has stocks of active ingredients which are the subject of the regulatory approvals necessary when marketing products which contain any such ingredients. When the Group manufactures new batches of such active ingredients or alters the process of production thereof, it has to obtain new regulatory approvals for such batches prior to marketing the products containing any such ingredients. The Group plans the studies it considers necessary to obtain these approvals well in advance. It cannot guarantee, however, that the work carried out in this context will necessarily yield the expected results or that the regulatory authorities will be satisfied with the results of such work and will issue the required licences in time. In the event that the Group failed to obtain such new approvals or only obtained them significantly later than anticipated, it could find itself out of stock of products containing such active ingredients.

Such a lack of stock could have a significantly unfavourable impact on the marketing of the products in question, and this could have a negative impact on the business, the financial situation or the results of the Group.

4.1.9 Risks connected to the intellectual property rights of the Group

The collaboration between the Group and third parties exposes the Group to the risk that the third parties concerned might claim the benefit of intellectual property rights in respect of the Group's inventions or might not ensure the confidentiality of the Group's unpatented technology.

The Group provides the third parties with which it collaborates (including universities and other public or private entities) with information and data in various forms relating to the research, development, manufacture and marketing of its products. Despite the precautions taken by the Group with regard to these entities, in particular of a contractual nature, they (or certain of their members) could claim ownership of intellectual property rights arising from the trials carried out by their employees or any other intellectual property right relating to the Group's products. In addition, where their own intellectual property rights are concerned, these entities could refuse to grant licences to the Group on terms acceptable to it. The Group also depends on unpatented technology, methods, know-how and data which it considers to be industrial secrets. Their protection is, in particular, ensured by the conclusion of confidentiality agreements between the Group and its employees and consultants and some of its subcontractors. The Group cannot be certain that these agreements or any other type of protection for its industrial secrets will be effective or that in the event of their breach, satisfactory means of redress will be available.

4.1.10 Dependence on necessary substantial investments

The Group's business requires substantial investment. If the Group is unable to provide additional funds when needed, it may find itself obliged to delay, scale down or terminate some of its development programmes or to grant rights to third parties earlier than anticipated in order to develop and market its products.

The Group requires substantial funds for its operations. Its future capital requirements will depend on several factors, including, in particular:

- the continuous progress of its Research and Development programmes and the extent of those programmes;
- the scope and results of the pre-clinical and clinical trials conducted by the Group;
- the time and expense involved in obtaining regulatory licences;
- the ability of the Group to keep existing collaboration agreements in force and to conclude new collaboration agreements;
- the costs connected with increases in manufacturing capacity and effective marketing;
- the costs associated with the creation of new establishments where required;
- the volumes of sales and royalties in respect of the current and future products of the Group;
- the expenses connected with the preparation, filing, conduct and enforcement of claims relating to patents and other intellectual property rights; and
- the expenses connected with obtaining and maintaining the licences necessary for the use of patented technology.

Although the Group considers that it has sufficient cash flow to finance its current business, it might need to raise additional funds to develop its business, whether through increases in its share capital, borrowing, entering into collaboration agreements, participating in sponsored research programmes, or by any other means. The Group cannot be certain that it will be able to raise the funds it may possibly require on satisfactory terms. If it proved unable to do so, it might have to delay, reduce or abandon expenditure on certain Research and Development programmes, seek to obtain finance by means of agreements with partners collaborating with it, or grant rights to develop and market new products that it would have preferred to develop and market on its own. Such practices might reduce the profit obtained by the Group from the products concerned. In addition, insofar as the Group increased its share capital by issuing new shares, the shareholdings of the Group's existing shareholders would be diluted.

4.1.11 Risks connected to the international business of the Group

The Group engages in business throughout the world, including in countries other than member states of the European Union and the United States, and, in particular, in China, Russia and other countries of Central and Eastern Europe. The risks incurred by the Group which are specific to the international business are numerous and include, in particular:

- risks associated with unexpected changes in the area of regulations, and in particular in fiscal regulations or regulations regarding trade and tariffs;
- risks associated with the difficulties to construe or implement certain specific regulations;
- risks associated with limitations on the repatriations of profits;
- risks associated with variations in exchange rates;
- risks connected with the deferral of validity of various intellectual property rights;
- risks associated with various employment regulations;
- risks associated with political or economic changes affecting a given region or country;
- risks connected with increased difficulties of recruitment of personnel and management of operating entities abroad; and
- the absence of an international agreement on regulatory standards.

4.1.12 Risks connected to the sale of counterfeit products

The sale of counterfeit products could damage the Group's reputation and affect customers' confidence in the Group's products.

As a manufacturer of medication, the Group is exposed to the risk that third parties might attempt to counterfeit its products and sell counterfeit products as if they were the Group's products. The counterfeit products would not be approved by the competent regulatory authorities and could be dangerous. Insofar as the counterfeit products were sold as those of the Group, its reputation could be affected and the confidence of patients in the Group's products could be undermined. In addition, the Group's products could be withdrawn from the market in the event of sales of counterfeit products. If the confidence of patients or of prescribers of the Group's products was damaged or if the Group was forced to withdraw products from the market, the sales and the results of the Group could be reduced.

4.1.13 Dependence on certain management executives and scientists

The Group is dependent on certain essential management executives and scientists, the loss of whom could damage the Group's competitiveness and impair the Group's ability to achieve its objectives.

The Group's success depends in large part on certain essential management executives and scientists. The departure of such personnel could damage the competitiveness of the Group and compromise its ability to achieve its objectives. In addition, the Group is convinced that its continued expansion in sectors and business requiring additional expertise and resources (such as marketing, clinical trials and regulatory licences) will require the recruitment of new management executives and scientific officers. The Group may not be able to attract or retain the necessary management executives and science officers.

4.2 Risks linked to the pharmaceutical industry

4.2.1 Risks connected with competition on the market

The Group carries on business in well-established markets where developments are rapid and competition is intense. The Group's competitors include, in particular, the large international pharmaceutical groups whose size, experience and capital resources are greater than those of the Group. Consequently, the Group cannot be certain that its new products:

- will be able to obtain the necessary regulatory approvals or be present on the market more quickly than the products of its competitors;
- will be able to compete consistently with safer, more effective or less expensive products marketed by certain large competing groups;
- will adapt sufficiently quickly to new technologies and scientific advances;
- will be preferred by medical centres, doctors or patients to treatments currently used for the same pathologies; or
- will be able to compete effectively with other products used to treat the same pathologies.

New developments are expected in the pharmaceutical industry and in public and private research facilities. Apart from their ability to develop safer, more effective or less expensive products than those of the Group, the Group's competitors could also manufacture, market and distribute their products more efficiently than the Group could do in the case of its own products. Finally, rapid technological developments introduced by competitors could make the Group's new or future products obsolete before it has been able to recover the costs incurred in the research, development and marketing of such products.

4.2.2 Risks connected to Research and Development failures

The Group invests very substantial sums in Research and Development in order to remain competitive, and will not be able to recover these investments if the clinical trials of the Group's products are not as successful as anticipated or if such products do not receive the necessary regulatory licences.

The Group must invest large sums in Research and Development to remain competitive.

In order to remain competitive in the pharmaceutical industry where competition is very strong, the Group must devote substantial resources every year to Research and Development in order to perfect new products. Even if the efforts of the Group's Research and Development bear fruit, its competitors could develop more effective products or could successfully introduce a larger number of new products to the market. In 2005, the Group spent €169.0 million on Research and Development, which represents about 20.9% of its pro forma consolidated sales. The Group's current investments in respect of the launch of new products and the research and development of future products could give rise to higher costs without a proportionate increase in the Group's revenues.

The Research and Development process is a lengthy one and there is a substantial risk that a product may not succeed.

The Research and Development process usually lasts between eight and twelve years from the date of the discovery to the launch of the product on the market. This process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Thus, in order to develop a product which is viable from a commercial point of view, the Group must demonstrate, by means of pre-clinical and human clinical trials, that the molecules are effective and not dangerous to human beings. The Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned so that the administrative licences necessary for it to be marketed can be obtained.

After the Research and Development stage, in a number of countries the Group must invest substantial additional resources to obtain the necessary governmental licences, without any guarantee that they will be obtained.

The Group must obtain and retain the necessary regulatory licences for its medicines from the regulatory authorities of the European Union, the United States and other regulatory authorities, before a given product can be sold on the market concerned. The presentation of the licence application to an authority does not guarantee that it will grant a licence to market the product concerned. Every authority can impose its own requirements, including the requirement to conduct clinical studies locally, and can delay or refuse to grant the licence applied for even if the product has already been licensed in other countries.

In the Group's main markets, the licensing procedure for new products is complex and lengthy. The time it takes to obtain the necessary licence varies from country to country but in general it is between six months and two years from the date of the application. In addition, if a licence is granted, it may include limitations as to the use for which the product may be marketed. A marketed product is also subject to constant monitoring after the initial licence is granted. The subsequent discovery of problems which were unknown at the time of the licence application or failure to comply with regulatory requirements can result in restrictions being placed on the marketing of the product concerned or its withdrawal from the market, as well as legal penalties. In addition, the Group is subject to rigorous official inspections as regards the manufacture, labelling, distribution and marketing of its products. All these factors can increase the costs connected with the development of new products and increase the risk that new products cannot be marketed successfully.

4.2.3 Dependence on third parties to manufacture some products

Although the Group currently manufactures the active substances for several of its products, it subcontracts the manufacture of certain of these active ingredients to third parties. In subcontracting the manufacture of the active ingredients of some of its products to third parties, the Group exposes itself to the risk of a failure of its sources of supply if its suppliers experience financial difficulties or cannot manufacture a sufficient quantity of such products. If a failure of its supplies occurred due to difficulties experienced with its subcontractors, this could have a negative impact on the Group's ability to meet market demand for its products and, in particular, could damage the Group's reputation and its relations with its customers.

4.2.4 Risks connected with failure of supplies and other disruption

The marketing of certain products by the Group has been and could be affected by a failure of supplies and by other disruption.

Such difficulties can be both of a regulatory nature (the need to correct certain technical problems in order to make production sites conform to the applicable regulations) or of a technical nature (the difficulties of obtaining supplies of satisfactory quality) and they are likely to result in a very noticeable reduction in the volume of production of the products concerned and in the quantity of products delivered. This situation can result in a significant reduction in sales in relation to one or more given products.

Consequently, the Group cannot guarantee that it will manage to ensure the supply of these stocks in the future. If difficulties of this nature persist for a certain period of time in relation to one or more given products, they can also have a negative impact on the Group's sales and thus on its profitability and results.

4.2.5 Dependence on the intellectual property rights of the Group

If the Group does not manage to protect its intellectual property rights, it may be unable to compete and may not manage to achieve any profits.

The Group's success depends on its ability to obtain, retain and protect its patents and other intellectual property rights. Patent law, in terms of the extent of claims in the pharmaceutical sector in which the Group carries on business, is an area of the law which is constantly evolving and in which there are a number of uncertainties. Consequently, the Group cannot be certain:

- that it will develop other patentable inventions;
- that the patents which are currently the subject of applications will be granted;
- that the patents which are granted to it or which are the subject of a licence granted to it will not be challenged and adjudged to be invalid or unenforceable;
- that the protection afforded by a patent will be sufficiently broad to exclude competitors; or
- that other persons will not claim rights including ownership rights over patents and other intellectual property rights owned by the Group or which are the subject of a licence granted to it.

At 31 December 2005, the Group held 2,359 patents, 1,743 of which were issued in European countries and 218 in the United States. At the same date, the Group had 784 applications for patents being considered, including 138 in Europe, 37 international applications and 171 in the United States (in the majority of cases, each international application comprises numerous national applications and one European application upon expiry of the 30-month priority period).

The Group cannot guarantee the level of protection that will be afforded to its patents if it seeks to assert its rights and if its rights are challenged in court or in other proceedings. In addition, the legal costs incurred in order to assert the validity of patents could be very substantial.

4.2.6 Risks connected to the infringement of the Group's patents

The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.

In addition, in view of the development of the pharmaceutical industry, more and more patents are being issued, including some which apply to all therapeutic areas, and there is a growing risk that the Group's business and its use of certain technologies could involve the infringement of patents belonging to third parties. This risk is inherent in the business of any pharmaceutical laboratory and, when it occurs, it is usually resolved by licence agreements or cross-licence agreements. In addition, Genentech has filed its opposition to a European patent belonging to Pharmacia and the Opposition Division of the European Patent Office has amended this patent so that it no longer covers NutropinAq®. This ruling by the European Patent Office's Opposition Division has been appealed by Pharmacia on 6 June 2005. If the initial claims are restored by the European Patent Office's Technical Board of Appeal, Pharmacia may be in a position to claim that NutropinAq® has infringed its patent and, assuming the latter's action were successful, the Group may have to pay compensatory royalty to Pharmacia. Given that applications for patents are not generally published until eighteen months after the date of the priority application (or even in certain cases on the date of issue of the patents), the Group cannot guarantee that third parties have not been the first to invent certain products or to file applications for patents for inventions which are the subject of patent applications by the Group and which are in the process of receiving approval. In addition, in the United States, patents can be issued according to the date of the invention, which can enable a party to benefit from a patent in respect of an invention even though it was not the first to file its application. If the Group found itself unable to patent its technology, it could be obliged to obtain licences from third parties to use their patents, to terminate certain activities or to obtain alternative technologies.

4.2.7 Risks connected with product liability

The business of the Group exposes it to the risk of product liability, and its insurance coverage could be insufficient to protect it against such a risk should the need arise.

Product liability constitutes a substantial commercial risk for the Group and one which could increase if the business of the Group expands into new markets and continues to grow in the United States (where the costs associated with product liability claims can be particularly burdensome). Considerable sums in damages have been awarded in certain countries against pharmaceutical companies due to physical harm allegedly caused by the use of certain products. Certain pharmaceutical companies have recently had to withdraw products from the market as a result of large claims based on product liability. Although the Group is not currently involved in substantial proceedings arising from product liability, which include claims for damages as a result of the use of its products, it is possible that such proceedings could be commenced in the future. Although the Group has insurance policies to cover the risk of potential claims based on product liability, if a claimant won his case in a claim against the Group based on such liability, this could have a negative impact on the business of the Group, its financial situation or its results. Insurance coverage in the pharmaceutical industry is becoming more and more expensive and it is impossible to predict the cost that product liability insurance could represent in the future, or to be certain that it will always be possible to obtain such insurance.

The Group may be unable to obtain or to retain insurance coverage on acceptable terms and the insurance available to the Group may not provide adequate protection against the potential risks. If the Group were unable to take out an insurance policy at a reasonable price or were unable to make adequate provisions to protect itself against potential claims based on product liability, it could be exposed to substantial risks and could be unable to market its products at the appropriate time or at competitive price levels.

4.2.8 Environmental risks

Environmental liabilities and the costs of compliance could have a negative impact on the results of the Group.

Environmental laws in various countries impose actual and potential obligations on the Group as regards the repair of environmental damage or the clean-up of contaminated sites. These obligations could be applied to sites for which the Group is or was the owner, to sites where it carries or carried on its business or to sites where waste from its business has been deposited. These environmental obligations could considerably reduce the Group's operating results. The Group could be involved in judicial or administrative proceedings arising from disputes about the environment. If these proceedings had an outcome which was unfavourable to the Group this could have a substantial negative impact on its results.

Stricter laws relating to the environment, safety and health and more rigorous enforcement measures than those currently in force could generate considerable liabilities and costs for the Group and could make the Group's handling, manufacture, use, reuse or processing of substances or pollutants subject to more rigorous inspection measures than those currently observed. Consequently, compliance with these laws could involve considerable capital expenditure as well as other costs and liabilities which would affect the business and results of the Group. If any of the Group's production units were closed for reasons connected with the application of laws relating to the environment, the Group could suffer temporary interruptions in the production of some of its products and a certain amount of time could elapse before the Group could obtain the necessary regulatory licences to reopen and recommence operation of its reserve production lines. If this situation persisted for a long time, interruptions of this nature could have a negative impact on the Group's sales.

4.2.9 Risks connected with products sold for unauthorised uses and from generic medication

Competition from products sold for unauthorised uses and from generic medication could reduce the growth in sales achieved by the Group.

The Group must deal with competition from generic products and products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires.

Because the producers of generic products do not have to incur the costs associated with the various stages of the process of development of medicines to prove that their products are not dangerous and are fit for their intended purpose, they can sell their products at prices that are lower than the prices at which the Group sells its products, having incurred those costs. The Group's products could lose market share in the face of competition from these alternative treatments and, consequently, the Group could be unable to maintain its current level of growth in sales or profitability.

4.3 Legal risks

4.3.1 The majority shareholder in the Company owns a significant percentage of the equity and of the voting rights in the Company

Mayroy, the main shareholder of the Company, holds 80.97% of the capital and 88.79% of the voting rights in the Company, which might have a material adverse effect on the price of the Company's shares, in particular after the end on 8 June 2006 of the lock-up undertaking given by Mayroy. This concentration of capital and voting rights held by a single shareholder and the possibility for such shareholder, at the expiry of the lock-up undertaking referred to in section 18.3.3 of this registration document to freely dispose of all or part of its shareholding in the Company might have a material adverse effect on the price of the Company's shares.

4.3.2 The Company's share price may fluctuate

The Company's share price may fluctuate significantly and could be affected by a number of events affecting the Company, its competitors, the pharmaceutical industry or the financial markets in general. The Company's share price could fluctuate in response to the following types of events:

- changes in the Group's financial performance or of its competitors;
- the announcement by the Company or one of its partners of the success or failure of a Research and Development program of the Company or of a third party in partnership with the Company;
- the announcement by the Company of the success or failure of the commercial launch of a new product;
- announcements by competitors concerning the pharmaceutical industry;
- announcements regarding changes in management or key personnel of the Group.

In the last few years, the financial markets have experienced significant volatility that, at times, has had no relationship to the financial performance of listed companies. Market volatility, as well as general economic conditions, could affect the Company's share price.

4.3.3 Judicial and administrative proceedings

In the normal course of its business activities, the Group is a party or may be a party to judicial and administrative proceedings. In connection with certain of these proceedings, financial claims are or may be received by the Group. These claims are provisioned in accordance with IFRS accounting standards (provisions totalling €10.3 million were recorded at 31 December 2005). The Group believes that the amount of accruals set aside for these risks, litigation and disputes either known or currently in progress are sufficient for its consolidated financial position not to suffer a material adverse impact in the event of an unfavourable outcome.

To the best of the Company's knowledge, subject to what is stated in this registration document, there are no exceptional events, claims or litigation likely to have or have had a material adverse impact on the Group's business activities, results of operations, financial position or assets.

4.4 Financial risks

4.4.1 Market risks

Financial risks are managed by the Group essentially within the framework of the control procedures set up at the level of financial management within the Group, in collaboration between the subsidiaries concerned and the Group's specialised departments which arrange and manage such matters. The Group essentially uses traditional and low-risk instruments to cover its exposure to exchange and interest rate fluctuations. To protect itself against liquidity risk, the Group favours a diversified and qualitative approach to its business counterparties. The financial impact of market risks is described in note 23 to the consolidated financial statements at 31 December 2005 in Chapter 20, section 20.1 of this registration document.

4.4.2 Exchange rate risk

The worldwide business of the Group is conducted by subsidiaries which operate mainly in the countries where they are based. Sales which give rise to invoices issued in a specific currency are thus generally associated with expenses in the same currency. Consequently, the Group's exposure to exchange rate risk in respect of commercial operations is generally of little significance. In addition, in 2005, 71.4% of the Group's consolidated business took place in the Eurozone. Having regard to the nature of the Group's currency transactions and the way it is organised, net exposure to exchange rate risks is first assessed by the various subsidiaries of the Group before being passed on, where necessary, to the Group's specialised departments. Exchange rate hedging transactions carried out on behalf of subsidiaries are centralised within the Group's treasury department which mainly uses traditional hedging instruments (futures, options). Foreign currency fluctuations are not subject to hedging, except for certain limited and immaterial billing fluctuations.

4.4.3 Interest rate risk

As regards the hedging of interest rate risk, the Group applies a prudent policy adapted to the profile of its business. As at 31 December 2005, the entirety of the Group's long-term borrowing was at fixed or semi-fixed rates due to the use of hedging transactions mainly in the form of interest rate swap contracts. The financial impact of interest rate risk is described in note 23.1 to the consolidated financial statement at 31 December 2005, described in Chapter 20, section 20.1 of this registration document.

4.4.4 Liquidity risk

The Group's policy is to diversify its business counterparties so as to avoid the risks associated with excessive concentration. In addition, the Group monitors the credit risks associated with the financial instruments in which it invests and limits its investments according to the credit rating of its business counterparties. As at 31 December 2005, the Group's net cash stood at €200.6 million. These funds are managed by the Group and are mainly invested in money-market UCITS and certificates of deposit. The Group invests its surpluses in short-term money-market financial instruments negotiated with counterparties whose credit ratings are at least A1 (Standard & Poors) and P1 (Moody's). Off-balance sheet derivative instruments are negotiated with first-class banking counterparties.

4.4.5 Risk related to the shares

The Company does not trade on the stock market. This said, pursuant to the liquidity agreement referred to in section 21.1.3 of this registration document, the Company may repurchase or sell its own shares and has deposited €2.5 million in a liquidity account for this purpose. To this end, it may be obliged to recognise unrealised losses on shares or to sell all or some of its holdings below their acquisition cost.

4.5 Insurance coverage

The Group has insurance coverage against the risks to which it is exposed, which includes product liability insurance. This coverage, which is provided by external insurers, encompasses the Group's worldwide risks.

Product liability insurance covers all the products manufactured, marketed and sold by the Group, as well as all clinical trials conducted by the Group. The level of coverage for clinical trials exceeds that required under the applicable local regulations. Furthermore, a specific policy covers all product recall expenses.

The Group maintains insurance coverage for all aspects of its activities in general, including business interruption, as well as environmental liability.

All the Group's policies carry certain restrictions, which are customary for policies of this type, such as deductibles and exclusions for court judgments to pay punitive damages.

As part of product liability claims, the plaintiff may seek to obtain punitive damages and, if such a judgement is issued, the Group's insurance policies may not cover the corresponding amounts. In such circumstances, the Group may not have sufficient financial resources to comply with these court judgments.

Insurance coverage is becoming increasingly expensive in the pharmaceutical industry and it is impossible to predict the future cost of product liability coverage and to guarantee that it will always be possible to arrange such insurance.

The Group believes the restrictions on its insurance coverage are reasonable and prudent given the Group's business activities and the risks with which it is confronted.

The Group's overall cover for business interruption losses amounts to €350 million. Based on the Company's pro forma 2005 consolidated financial statements prepared according to IFRS, the total cost of the insurance premiums paid by the group came to 1.07% of product sales and 1.17% of sales.

Since 1 January 2006, the Group has decided to cover the cost of part of its civil liability programme by setting up a captive reinsurance company. This move will help to mitigate the high level of volatility seen in the insurance market for this risk.

The Group's captive insurance company, which is domiciled in Luxembourg, retains €10 million per civil liability claim in each insurance year.

5 Information relating to the Company and the Group

5.1 History and development of the Company and of the Group

5.1.1 Name

Name: Ipsen

5.1.2 Registration details

The Company is registered at the Paris Trade and Companies Registry under registration number 419,838,529.

5.1.3 Date of incorporation and term

The Company's business sector NAF code is 741J – Administration of Companies.

The Company was incorporated on 28 July 1998 for a fixed period of ninety-nine years from its date of registration at the Trade and Companies Registry, thereby expiring on 18 August 2097 unless extended or wound up earlier.

5.1.4 Registered office, legal form and applicable law

Registered office: 42, rue du Docteur Blanche – 75016 Paris

Tel.: +33 1 44 30 43 43

The Company is a French société anonyme with a Board of Directors organised and existing under the laws of France and governed notably by the provisions of Book II of the Code de commerce and decree no. 67-236 of 23 March 1967 relating to commercial companies.

5.1.5 Significant milestones in the development of the Group's business

The Group's history can be traced back to 1929, when Doctor Henri Beaufour set up Laboratoires Beaufour in Dreux for the launch of Romarène®, a naturally occurring product derived from rosemary used in the treatment of digestive disorders. In 1954, the Group launched Citrate de Betaïne®, a product used in the symptomatic treatment of dyspepsia. Following the opening in 1969 of the Institut Henri Beaufour, the Group's research facility in France, the 1970s represented a period of expansion for the Group's activities in products of natural origin, since it launched Ginkor®, Tanakan® and Smecta®, which all remain major products for the Group and draw on its specific expertise.

During the 1970s, the Group decided to focus its activities on peptide engineering products, which represented a visionary strategic advance. In pursuit of this goal, the Group forged close relationships with universities in the United States and set up Biomeasure, which is spearheaded by the Albert Beaufour Research Institute, its peptide product research facility based close to the Boston universities. Through Biomeasure, relationships were established and built up with several universities in the United States.

During the 1980s, ties were forged with Debiopharm. These partnerships led to the marketing of Decapeptyl®, which was launched in 1986 and has driven the Group's international expansion.

During the mid-1980s, the Ipsen Foundation for Therapeutic Research was created. It aims to foster exchanges between top-ranking scientists in life sciences. The Foundation's work has been published for the scientific community. The Group believes that this foundation has helped and continues to help to strengthen its relationships with leading university specialists.

In the late 1980s and early 1990s, the Group's international expansion continued with subsidiaries and offices being set up outside France and the acquisition of foreign companies. Outside Europe, the Company set up a commercial outpost in South-East Asia by opening up a regional office in Kuala Lumpur (Malaysia) in 1987.

To strengthen its presence in the United Kingdom, Northern Europe and the United States and to build a sales platform for its biological products, the Group acquired the UK-based company Speywood (known at the time as Porton International) in 1994, which is responsible for developing Dysport®. During this period, the Group also launched in France Somatuline®, its second sustained-release peptide in March 1995, and Forlax®, in February 1996.

In 1992, the Group initiated its expansion in China, initially by setting up representative offices and then in 1997 by setting up a subsidiary with a view to establishing an active presence there. In 2000, the Group opened a manufacturing facility at which it produces Smecta® for the Chinese market. At 31 December 2005, the Group employed 393 personnel in China.

In 1998, the PAI FBO Fund, Paribas (now BNP Paribas), CDC Participations and the Schwabe family acquired a significant shareholding in the capital of Mayroy, the holding company that controls the Group.

In December 2001 and January 2002, the Group launched Somatuline® Autogel® in the United Kingdom and in France. This launch was then extended to various other countries, strengthening the Group's position vis-à-vis Novartis, its principal rival in this product segment.

Since 2002, the Group has forged a number of partnerships to enrich its Research and Development portfolio and extend its product range. Noteworthy agreements include the following:

- an agreement with Inamed in July 2002 for Inamed to develop and market Dysport® in the United States, Canada and Japan for aesthetic medical purposes. This agreement was terminated on 20 December 2005 subject to the condition precedent that Inamed was acquired by US-based Allergan. On 13 March 2006, Allergan announced that its offer to buy Inamed had been accepted by over 82% of the latter's shareholders and extended its offer until 17 March 2006. The acquisition was completed on 20 March 2006, leading to full and final termination of the agreement of July 2002. This acquisition also rendered null and void a preliminary agreement signed with Inamed in January 2005 concerning the exclusive distribution of certain formulations of botulinum toxin for aesthetic medical purposes worldwide, except in the United States, Canada and Japan;
- an agreement with Genentech in September 2002 for the Group to market worldwide (except in North America, Mexico and Japan) a growth hormone under the NutropinAq® brand name;
- an agreement with Novartis in March 2003 for the Group to market two products (Nisis® and Nisisco®) used in the treatment of cardiovascular conditions;
- an agreement with Spirogen (a UK biotechnology company) in May 2003 for the development of a new chemical entity in oncology and concerning access to technologies and compounds belonging to Spirogen;
- an agreement with Teijin (a Japanese conglomerate) in July 2003 to develop and market in Japan molecules belonging to the Group (endocrinology) and to develop and market in Europe a product for the treatment of hyperuricaemia belonging to Teijin (febuxostat);
- an agreement with Roche in October 2003 for Roche to develop and use a class of anti-diabetic GLP-1 drugs invented and patented by the Group;
- an agreement with Sterix, a UK company acquired by the Group in February 2004, enabling the Group to expand its Research and Development portfolio in oncology;
- an agreement with Auxilium in March 2004 for the Group to market worldwide (except in North America, Mexico and Japan) a testosterone gel under the Testim® brand name;
- an agreement in November 2004 with Genentech concerning the Research and Development of sustained-release formulations of recombinant growth hormones using Genentech's, the Group's or third-party technological platforms.

In 2004, the Group launched NutropinAq® in 12 European countries and Decapeptyl® in Germany.

During the first half of 2005, the Group launched Testim® 50 mg Gel in Germany and in the United Kingdom. These introductions are due to be extended to the Rest of Europe and subsequently to the Rest of the World.

In March 2005, the Group inaugurated the BioProcess Sciences Research Center at its campus near Boston. This biotechnology facility complements the Research and Development centre's activities already present at the same location. The new facility houses a team of biotechnologists specialising in the development processes specific to genetic engineering, industrial development, analysis and formulation of proteins, production, quality assurance and quality control.

In June 2005, the Group reorganised its operations by transferring to the Company all the assets and operational holdings hitherto held by Mayroy, its majority shareholder.

In October 2005, the Group sold assets belonging to its Spanish subsidiary to Faes Farma. The assets were used to promote and sell primary care products, with the exception of Tanakene®, which remains within the Group.

In November 2005, the Group signed an agreement with Pfizer (in France) to promote Artotec®, a non-steroidal anti-inflammatory, in France for an initial two-year period beginning 1 January 2006.

In December 2005, the shares in the Company were listed on the Eurolist by Euronext™.

In March 2006, the Group entered into a development and distribution agreement with the Medicis group pursuant to which the Group has granted it the exclusive right to develop, sell and market certain formulations of the botulinum toxin for use in aesthetic medicine indications in the United States, Canada and Japan, under a brand name other than Dysport®, which May be Reloxin®.

5.1.6 The Ipsen Foundation

Created in 1983 under the patronage of Fondation de France, the Ipsen Foundation's mission is to contribute to the development and dissemination of scientific knowledge.

5.1.6.1 Contribute to the development and dissemination of knowledge

The long-standing action of the Ipsen Foundation is aimed at furthering the interaction between researchers and clinical practitioners, which is indispensable due to the extreme specialisation of these professions. The ambition of the Ipsen Foundation is not to offer definitive knowledge, but to initiate a reflection about the major scientific issues of the forthcoming years.

The Ipsen Foundation involves partners from the international academic and scientific communities in each of its actions so that it can independently set out the major issues that it has decided to address and provide an update on the current state of the scientific knowledge.

▶ 5.1.6.2 Medicine and Research Conferences

The Ipsen Foundation has created an important international network of scientific experts who meet on a regular basis at thematic meetings entitled Medicine and Research Conferences *(Colloques Médecine et Recherche)*.

These international meetings gather together the best specialists who set out information on new findings and ongoing research. Grouped in series, these conferences focus on topics in respect of which research is particularly active:

- **Alzheimer's disease** – since 1987, there have been annual events on this topic which have followed or anticipated the development of "alzheimerology";
- **Neurosciences** – started in 1990, this set of conferences focuses on the major issues emerging in this field, concerning molecular biology or cognitive sciences;
- **Longevity** – launched in 1996, this topic brings up the issues and paradoxes of a medical approach which is not focused on the disease but on a better resistance against damaging attack weakening the systems;
- **Endocrinology** – this topic, launched in 2002, focuses on the interactions of the endocrine system, one of the major systems involved in the context of the integration of all the body functions;
- **Vascular tree** – this new topic, launched in 2004, aims at exploring the various stages leading to the establishment of the vascular system, its smooth growth in relation to the growth of the various organs, its degeneration, its death and its regeneration possibilities;
- **Cancer** – this topic, which was launched in 2005, aims at examining the latest progress in oncology, such as the discovery of specific molecular targets involved in cancer-related processes.

▶ 5.1.6.3 Other international events

The Ipsen Foundation organises international meetings in partnership with several national and international scientific institutions.

Since 1989, in association with the World Health Organisation (WHO), a number of meetings on human genetics addressed some of the most widely debated topics in this field. The Ipsen Foundation is also involved in the conferences on dementia and cognitive ageing organised by the National Gerontology Foundation. In association with Harvard University, the Ipsen Foundation initiated an international event on the outlook for the cognitive sciences, a report on which called "The Languages of the Brain" (A. Galaburda, S. Kosslyn, Y. Christen and others) was published by Harvard University Press.

In neuropsychology, the Ipsen Foundation set up the Circle of behavioural neurology which meets twice every year since 1994 to discuss cognition issues. Moreover, since 1991, the Ipsen Foundation co-organises the annual neuropsychology days Jean-Louis Signoret.

▶ 5.1.6.4 International publications

The various events of the Ipsen Foundation result in the publication of synthesis works published by international publishing houses within various English language Ipsen Foundation collections:

- *Research and Perspectives in Alzheimer's disease;*
- *Research and Perspectives in Neurosciences;*
- *Research and Perspectives in Longevity;*
- *Research and Perspectives in Endocrinology;*
- *Collection OMS/Ipsen Foundation;*
- *Collection Esprit et Cerveau;*
- *Cellular and Molecular Biology.*

In addition, the Ipsen Foundation has since 1986 published (184 issues released), a periodical dedicated to the Alzheimer's disease entitled *Alzheimer Actualités* and various booklets for practitioners and the families of patients. The Ipsen Foundation has translated the *Geriatric's Review Syllabus of the American Geriatrics Society* into French. Scientific films, a number of which have received awards on various specialised festivals, have greatly contributed to the ongoing education of the medical profession.

▶ 5.1.6.5 Awards to encourage research

The Ipsen Foundation awards prizes for the works of researchers, the importance and relevance of which have attracted the interest of prestigious juries.

Some researchers such as Éric Kandel, have subsequently won the Nobel Prize for Medicine.

The objective of the Foundation is to encourage long-term research through these prizes. There are currently four prizes:

- the Jean-Louis Signoret neuropsychology prize, awarded in 2005 to Marc Jeannerod (*Harvard Medical School*, Boston, USA) for his work on the meaning of dreams and mental simulation;
- the longevity prize given in 2005 to Sir Michael Marmot (*University College London*, London, UK), who highlighted the relationship between social status and health (including longevity), but also the fact that the relationship is linear;
- the neuronal plasticity prize awarded to three researchers in 2005: Ann Graybiel (*McGovern Institute*, MIT, Cambridge, USA), Trevor Robbins (*University of Cambridge*, Cambridge, UK) and Wolfram Schultz (*University of Cambridge*, Cambridge, UK) for their work on motivation and associative learning;
- the endocrinology prize was awarded in 2005 to Tomas Hökfelt (*Karolinska Institute*, Stockholm) for his work on determining the structure and defining the role of neuropeptides.

5.2 Investments

During 2005, acquisitions of non-current assets by the Group amounted to €44.4 million, compared with €64.7 million in the same period of 2004.

In 2004, acquisitions of non-current assets included:

- €22.5 million in acquisitions of intangible assets, €19.9 million of which correspond to milestone payments paid to third parties under agreements covering certain products marketed by the Group (notably including Nisis®-Nisisco®, Testim® 50 mg Gel and Nutropin®);
- €40.9 million in acquisitions of property, plant and equipment to maintain and improve the Group's asset base, including €10.9 million representing the cost of building the Group's new biotechnology development and production facility in Boston (US);
- €1.3 million in acquisitions of financial investments in a research company.

In 2005, acquisitions of non-current assets included:

- €7.9 million in acquisitions of intangible assets, notably including acquisitions of software and patents, as well as milestone payments paid to third parties under agreements covering certain products marketed by the Group (notably including Testim®);
- €36.5 million in acquisitions of property, plant and equipment, mainly to maintain and improve the Group's industrial facilities. Of that amount, €6.1 million was used to build new quality control laboratories at the Wrexham production site (United Kingdom).

6 Overview of the Group's business

6.1 Principal activities

6.1.1 Type of Operations of the Company and principal business activities

6.1.1.1 General presentation of the Group

Ipsen is a European pharmaceutical group founded in 1929, which currently markets more than 20 drugs. The Group's product portfolio includes pharmaceutical products marketed around the world to specialists working in its targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are its primary areas of development. The Group also markets products in other therapeutic areas in which it boasts longstanding expertise (gastroenterology, cardiovascular and cognitive disorders). To a great extent, these are composed of primary care products in France.

In both its targeted therapeutic areas and in primary care, the Group has a diversified portfolio of leading medicines that have demonstrated a good safety profile.

In 2005, the Group posted pro forma consolidated sales of €807.1 million (including 32.2% outside the Major Western European Countries, namely Germany, Spain, France, Italy and the United Kingdom), *pro forma* consolidated operating profit of €185.3 million and *pro forma* consolidated net profit, Group share of €148.6 million, determined in accordance with French GAAP (pro forma consolidated net profit determined in accordance with IFRS came to €149.0 million in 2005). At 31 December 2005, the Group had 3,800 employees in more than 30 countries.

The Group's development strategy is based on a complementary combination of products in the targeted therapeutic areas, which are growth drivers, and primary care products, which help finance its Research and Development activities. This strategy is supported by the active development of international partnerships in marketing and Research and Development activities.

In 2005, the Group spent 20.9% of its pro forma consolidated sales on Research and Development activities which, to a large extent, focus on the discovery and development of innovative medicinal products in its targeted therapeutic areas with the aim of fulfilling unmet medical needs. The Group believes it is one of the few pharmaceutical companies among its peers capable of integrating the full spectrum of technologies required to develop complex and innovative products. These technologies include peptide engineering, protein engineering, medicinal chemistry and advanced drug delivery systems.

6.1.1.1.1 The Group's products

Targeted therapeutic areas

In 2005, drugs in the three targeted therapeutic areas accounted for 48.5% of the Group's pro forma consolidated sales. Compared with 2004, the same drugs also accounted for 69.4% of sales growth outside of active substances and raw materials. The Group offers the following drugs in its targeted areas:

Oncology (26.1% of pro forma 2005 consolidated sales)

- *Decapeptyl®, a peptide formulation for injection that is mainly used in the treatment of advanced prostate cancer.*

Endocrinology (10.9% of pro forma 2005 consolidated sales)

- *Somatuline®* and *Somatuline®Autogel®* are sustained-release formulations for injection of a somatostatin analogue peptide, used primarily in the treatment of acromegaly;
- *NutropinAq®*, a liquid formulation for daily use of recombinant human growth hormone used primarily in the treatment of growth failures;
- *Testim® 50 mg Gel*, a testosterone gel used in the treatment of primary and secondary hypogonadism.

Neuromuscular disorders (11.5% of pro forma 2005 consolidated sales)

- *Dysport®*, a botulinum neurotoxin type A complex, used notably to treat spasticity of upper limbs following a stroke, as well as the spasticity of other muscles.

Primary care

In 2005, primary care drugs generated 46.8% of the Group's pro forma consolidated sales (including 71.7% derived from France). The principal drugs are as follows:

Gastroenterology (17.5% of pro forma 2005 consolidated sales)

- *Smecta®*, a natural clay-based drug used in the treatment of both chronic and acute diarrhoea;
- *Forlax®*, a drug based on a linear polyethylene glycol polymer used in the treatment of constipation.

Cognitive disorders (15.0% of pro forma 2005 consolidated sales)

- *Tanakan®*, an oral formulation of EGb 761®, extracted from the leaves of the Ginkgo biloba tree, used principally in the treatment of age-related cognitive disorders.

Cardiovascular (14.3% of pro forma 2005 consolidated sales)

- *Ginkor Fort®*, an oral formulation containing three active substances including a standardised extract from the leaves of the Ginkgo biloba tree used in the treatment of venous insufficiency of the lower limbs and acute haemorrhoid episodes;
- *Nisis®* and *Nisisco®*, oral formulations notably containing valsartan, used in the treatment of arterial hypertension.

6.1.1.1.2 Strong commitment to Research and Development

Most of the Group's Research and Development activities are focused on its targeted therapeutic areas, and particularly on:

- the discovery and development of new products, especially in oncology and endocrinology, medical fields in which the Group has five drugs currently in clinical trials;
- life cycle management programmes for products already on the market, which include both the development of new formulations, alone or with other molecules, and the extension of indications or product registrations in new geographical areas.

The Group's Research and Development programmes are based on the following four technological platforms:

- *peptide engineering* focuses on the modification through synthesis of derivatives of naturally occurring neuropeptide hormones;
- *protein engineering*, which aims to improve the therapeutic properties of naturally occurring proteins through the selective modification of amino acid sequences;
- *medicinal chemistry*, which focuses on the discovery of enzyme inhibitors for the treatment of cancer and neuro-degenerative conditions, and also on the search for non-peptide ligands (molecules that attach in preference to one or more receptors) for neuro-peptide hormonal receptors;
- *advanced drug delivery*, which aims to create and develop innovative formulations for new or existing products in order to optimise the efficacy of the active substances while improving patient quality of life and facilitating the use of the products by healthcare professionals.

6.1.1.1.3 The Group's competitive edge

The Group believes that it has the following competitive advantages:

- *an appropriate portfolio* mix of products in the targeted therapeutic areas and primary care products;
- *proven financial strength* thanks to its large recurring cash flows and robust balance sheet;
- *an international presence* in over 100 countries, with core Operations in Europe's five largest markets (France, Germany, Italy, Spain and the United Kingdom, hereinafter referred to as the "Major Western European Countries");
- *proven expertise in cutting-edge technologies*, such as medicinal chemistry, peptide engineering, protein engineering, medicinal chemistry and advanced drug delivery systems, which can be employed together at an early stage of development. In addition, the Group has a biotechnology development and production facility in the United States (Boston);
- *the geographic proximity of its four integrated technological platforms* based in the United States (Boston) and in Europe (Paris, Barcelona and London) to highly regarded university research centres, enabling the Group to tap into the wealth of scientific expertise available and to hire highly qualified personnel;
- *a recognised ability to seal and manage large-scale partnerships* with the world's leading pharmaceutical companies, such as Genentech, Roche, Teijin and Novartis;
- *an effective management team* boasting considerable experience of working with the world's leading pharmaceutical companies and a cross-divisional organisation structure thanks to its multi-disciplinary Disease Area Teams, which are responsible for devising the Group's Research and Development and partnership strategy.

▶ 6.1.1.2 Group strategy

Over the past few years, the Group has implemented a strategy of profitable growth in targeted therapeutic areas offering it expansion opportunities. Clinical development costs are lower, the risk/benefit ratio is more favourable and implementation of a sales network is more feasible in the treatment of certain serious illnesses in which therapeutic needs remain largely unmet.

Within this framework, the Group uses its technological and sales expertise, as well as its financial strength to pursue the following strategies:

- *a strategy of growth* in its targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) in which the Group intends to become a force to be reckoned with by marketing innovative treatments fulfilling unmet medical needs;
- *an optimisation strategy* for its primary care products (gastroenterology, cardiovascular and cognitive disorders), while making, where necessary, selective investments in product life cycle management programmes, partnerships and Research and Development;
- *a geographical expansion strategy* in the most promising markets, with an active programme of securing marketing approval for its flagship products in targeted therapeutic areas, especially in the United States (Somatuline® Autogel® and Dysport®);
- *a partnerships* strategy across all its therapeutic areas. The goal of this policy is to (i) enable the Group to secure resources for programmes, the development costs of which it does not want to bear on its own or to broaden its expertise by calling on partners with complementary capacities or technologies, (ii) maximise the profitability of its distribution network by securing the right to market products belonging to third parties in certain countries, including France, where the Group already boasts strong sales coverage, and (iii) maximise benefits by granting licences on products developed by its research units, but which it does not regard as being part of its core business. Since 2002, the Group has entered into over ten major agreements;
- *a monitoring and rapid response strategy* in other therapeutic areas in which the Group develops and markets products based on its expertise (in terms of both Research and Development and marketing) and the opportunities that arise. For instance, the Group is developing OBI-1, a recombinant molecule used in the treatment of haemophilia resistant to human factor VIII, and febuxostat, a new compound used in the treatment of hyperuricaemia (gout), the regulatory files of which are currently being reviewed with a view to deciding on whether the product should be registered in the European Union.

6.1.1.3 Detailed presentation of the Group's products

6.1.1.3.1 General data

Twenty products are currently marketed by the Group, eight of which each generated sales of over €35 million per product in 2004 and 2005.

The following table shows an analysis of pro forma consolidated sales by therapeutic area:

(in thousands of euros)	Year ended on 31 December 2005	2004
Targeted therapeutic areas		
Oncology	210,728	198,878
Endocrinology	87,996	73,104
Neuromuscular disorders	92,478	82,278
Sub-total, Targeted areas	391,202	354,260
Primary care		
Gastroenterology	141,075	134,477
Cognitive disorders	120,960	116,348
Cardiovascular	115,619	110,838
Sub-total, Primary care	377,654	361,663
Other therapeutic areas		
Other pharmaceutical products	7,021	6,688
Active substances and raw materials	**31,237**	**28,928**
***Pro forma* consolidated sales**	**807,114**	**751,539**

The Group's principal product Decapeptyl® generated 26.1% of pro forma consolidated sales in 2005. The Group's three best-selling products (Decapeptyl®, Tanakan® and Dysport®) contributed 52.5% of pro forma consolidated sales during the same year.

The following table shows an analysis of the main therapeutic uses of the Group's nine top-selling products (Decapeptyl®, Somatuline®, Dysport®, Smecta®, Forlax®, Tanakan®, Ginkor Fort®, Nisis® and Nisisco®).

Name of product	Therapeutic area [1]	Principal therapeutic indications [2]
Targeted therapeutic areas		
Decapeptyl®	Oncology	Advanced metastatic prostate cancer; uterine fibroids; endometriosis; precocious puberty; female sterility (in vitro fertilisation).
Somatuline®	Endocrinology	Acromegaly; neuroendocrine tumours.
Dysport®	Neuromuscular disorders	Motor disorders and muscular spasticity (cervical dystonia; cerebral palsy; blepharospasms and hemifacial spasms).
Primary care		
Smecta®	Gastroenterology	Chronic and acute diarrhoea; symptomatic treatment of pain linked to oesogastroduodenal conditions and colic.
Forlax®	Gastroenterology	Constipation.
Tanakan®	Cognitive disorders	Age-related cognitive impairment; pathophysiological deficiencies; vertigo; retinal deficits; acute or chronic hearing impairment; tinnitus.
Ginkor Fort®	Cardiovascular	Venous insufficiency of the lower limbs; acute haemorrhoid episodes.
Nisis® and Nisisco®	Cardiovascular	Hypertension.

(1) Products are classified into therapeutic areas based on their primary indications.

(2) Therapeutic indications of products vary from country to country.

The following table shows an analysis for the years ended 31 December 2004 and 2005 of pro forma consolidated sales by therapeutic area and a breakdown of sales generated by the Group's nine top-selling products (Decapeptyl®, Somatuline®, Dysport®, Smecta®, Forlax®, Tanakan®, Ginkor Fort®, Nisis® and Nisisco®), which accounted for 89.1% of pro forma 2005 sales.

	December 2005		December 2004	
Product name [1]	*In thousands of euros*	*As a percentage*	*In thousands of euros*	*As a percentage*
Decapeptyl®	210,606	26.1%	198,571	26.4%
Other oncology products	122	0.0%	307	0.1%
Oncology	*210,728*	*26.1%*	*198,878*	*26.5%*
Somatuline®	81,751	10.1%	72,061	9.6%
Other endocrinology products	6,245	0.8%	1,043	0.1%
Endocrinology	*87,996*	*10.9%*	*73,104*	*9.7%*
Dysport®	92,478	11.5%	82,278	10.9%
Neuromuscular disorders	*92,478*	*11.5%*	*82,278*	*10.9%*
Targeted therapeutic areas	**391,202**	**48.5%**	**354,260**	**47.1%**
Smecta®	67,465	8.4%	64,574	8.6%
Forlax®	42,771	5.3%	39,382	5.2%
Other gastroenterology products	30,839	3.8%	30,521	4.1%
Gastroenterology	*141,075*	*17.5%*	*134,477*	*17.9%*
Tanakan®	120,960	15.0%	116,348	15.5%
Cognitive disorders	*120,960*	*15.0%*	*116,348*	*15.5%*
Ginkor Fort®	61,162	7.6%	58,999	7.9%
Nisis® and Nisisco®	41,525	5.1%	37,154	4.9%
Other cardiovascular products	12,932	1.6%	14,685	2.0%
Cardiovascular	*115,619*	*14.3%*	*110,838*	*14.7%*
Primary care	**377,654**	**46.8%**	**361,663**	**48.1%**
Other products, other areas	7,021	0.9%	6,688	0.9%
Other areas	**7,021**	**0.9%**	**6,688**	**0.9%**
Total pharmaceutical areas	**775,877**	**96.1%**	**722,611**	**96.2%**
Related activities	**31,237**	**3.9%**	**28,928**	**3.8%**
Total sales	**807,114**	**100.0%**	**751,539**	**100.0%**

(1) Products are classified into therapeutic areas based on their primary indications.

6.1.1.3.2 Targeted therapeutic areas

The products currently marketed by the Group in each of its targeted areas are described below:

Oncology

Decapeptyl®

Decapeptyl® is a peptide formulation for injection that was initially developed and continues to be used mainly in the treatment of advanced metastatic prostate cancer. Additional indications developed subsequently include the treatment of uterine fibroids (a benign tumour of muscle tissues in the uterus), endometriosis (proliferation of endometrial tissue, the mucous membrane that lines the uterine wall outside the reproductive tract) prior to surgery or when surgery is not deemed appropriate, as well as early-onset puberty and female infertility (in vitro fertilisation). Decapeptyl® is available in monthly or quarterly sustained-release formulations, as well as a daily formulation.

Active substance

The active substance in Decapeptyl® is triptorelin, a decapeptide analogue of GnRH (Gonadotrophin Releasing Hormone), a hormone secreted by the hypothalamus, which initially stimulates the release of pituitary gonadotrophins (hormones produced by the pituitary gland), which in turn control hormonal secretions by the testes and ovaries.

Indications

Prostate cancer. Decapeptyl® is mainly indicated in the treatment of advanced metastatic prostate cancer. In this indication, Decapeptyl® temporarily increases the concentration of testosterone and dihydro testosterone, but continuous administration paradoxically leads to a reduction in plasmatic testosterone concentration. After two to three weeks' treatment, testosterone is reduced to levels below the castration threshold, thereby depriving prostate tumours of one of the main hormones promoting tumour development.

Uterine fibroids. Decapeptyl® is used to reduce the risk of blood loss following ablative surgery to remove uterine fibroids and to relieve symptoms such as abdominal pain, dysmenorrhoea (painful menstruation) and menorrhagia (excessive menstrual bleeding) associated with uterine fibroids through the reduction in their hormonal stimulation.

Endometriosis. Decapeptyl® is used as a treatment aiming to suppress oestrogen secretion, depriving the ectopic endometrial tissue of the critical stimulus it needs to grow.

Marketing

Decapeptyl® was initially launched in France during 1986. At 31 December 2005, Decapeptyl® had marketing authorisations in over 60 countries, including 25 in Europe. Decapeptyl® was launched in the United Kingdom in late 2003 (quarterly formulation) and in Germany during 2004 (under the Pamorelin® brand).

In 2005, 67.1% of Decapeptyl® sales derived from the Major Western European Countries. Rival products vary according to their therapeutic uses, but chiefly comprise Enantone® (Takeda/Wyeth/Abbott), Zoladex® (Astra Zeneca), Eligard® (Yamanouchi), Somavert® (Pfizer) and, for *in vitro* fertilisation, Cetrotide® (Serono).

Decapeptyl® is prescribed principally by the following specialists: urologists, andrologists, oncologists, radiotherapists, paediatric endocrinologists, gynaecologists, obstetricians and *in vitro* fertilization specialists .

Intellectual property

Debiopharm, which holds the patent to pamoate formulations of Decapeptyl® has granted the Group an exclusive licence to Decapeptyl® within the European Union (outside Sweden) and in certain other countries. Debiopharm has also granted the Group a co-exclusive licence to manufacture Decapeptyl® within the European Union (outside Sweden) and in certain other countries (with Debiopharm nonetheless retaining the right to manufacture and supply Decapeptyl® for its own purposes and those of its other licensees in territories not licensed to the Group).

The pamoate formulations of Decapeptyl® (which contributed 67.0% of Decapeptyl®'s total sales in 2005) are protected by patents until 2010 and are composed of monthly and quarterly administration formulations. The acetate formulations of Decapeptyl® (which contributed 33.0% of Decapeptyl®'s total sales in 2005) have no longer had any patent protection since 2001, with the exception of France, where an additional certificate of protection expired in August 2005 and in Italy where an additional certificate of protection is valid until November 2007. These formulations include daily and monthly administration formulations.

Research and Development

To manage the life cycle of Decapeptyl®, the Group is pursuing the following developments:

- under the aegis of the International Breast Cancer Study Group, the Group is participating in a study of the treatment of pre-menopausal breast cancer comparing the standard treatment regimen with a hormone therapy combining Decapeptyl® with oestrogen-suppressing agents, such as Aromasin®, which is marketed by Pfizer. Hormone therapy for cancer offers a better tolerated option than traditional chemotherapy and is particularly suitable for long-term treatment;
- development of sustained-release formulations over a period of at least four months.

Endocrinology

Somatuline®

Somatuline® and Somatuline® Autogel® are sustained-release formulations for injection containing Lanreotide, a somatostatin analogue (a hormone that inhibits the release of growth hormone). Somatuline® was initially developed and continues to be used mainly in the treatment of acromegaly, a disorder caused by the over-production of growth hormone or prolactin due to a benign tumour of the anterior pituitary gland. This product subsequently underwent further development in the treatment of symptoms associated with neuroendocrine tumours (particularly of a carcinoid type).

The Group believes that the Somatuline® Autogel® formulation, to which it holds the patent, represents a major technological advance. As far as the Group is aware, this represents the first semi-solid formulation for injection without any excipient, since the active substance itself controls the sustained release. Somatuline® Autogel® releases the active substance with no excipient other than water over a period of at least 28 days, thus requiring just one injection per month compared with the two or three injections previously necessary. This product is presented in a pre-filled syringe for easier administration.

Active substance

The active substance in Somatuline® and Somatuline® Autogel® is Lanreotide, which inhibits the growth and secretion of several endocrine, exocrine and paracrine functions. It is particularly effective in inhibiting the secretion of growth and digestive hormones.

Indications

Acromegaly. Somatuline® is used primarily in the treatment of acromegaly when circulating levels of growth hormone remain high despite surgery or radiotherapy. Somatuline® inhibits growth hormone release and thus controls the therapeutic and relieves the symptoms associated with elevated levels of this hormone.

Neuroendocrine tumours. Somatuline® also treats the symptoms associated with neuroendocrine tumours, particularly of a carcinoid type, by inhibiting the over-production of hormones secreted by these tumours.

Marketing

Somatuline® was initially launched in France in 1995. At 31 December 2005, Somatuline® and Somatuline® Autogel® had marketing authorisations in over 50 countries (including 26 in Europe) for the treatment of acromegaly and neuroendocrine tumours and in six countries (including two in Europe) for the treatment of acromegaly alone.

In 2005, 69.7% of the sales generated by Somatuline® and Somatuline® Autogel® derived from the Major Western European Countries. Somatuline® Autogel® accounted for 81.4% of total sales of this product. Novartis' Sandostatine® is the drug's main rival.

Somatuline® and Somatuline® Autogel® are prescribed mainly by endocrinologists, gastroenterologists, oncologists, surgeons and intensive care specialists.

Intellectual property

The Group holds an exclusive worldwide licence granted by Tulane University (United States) to manufacture, use and market the active substance in Somatuline® (Lanreotide) and is the direct holder of the patent covering the Somatuline® Autogel® formulation. The Group holds patents to the Somatuline® Autogel® formulation, which are set to expire in 2015 in Europe and in the United States. The patent protecting the active substance is set to expire in 2006 in the United States and expired in December 2005 in Europe, except in Belgium, France, Italy, Luxembourg and the United Kingdom where additional certificates of protection remain valid until 2009.

Research and Development

An application for marketing authorisation in the United States has been submitted for Somatuline® in the treatment of acromegaly. In response, the Food and Drug Administration (FDA) has issued an approvable letter, subject to the completion of additional studies, including an analysis of its potential to cause cancer.

The Group is currently finalising its work as part of the preparation of submissions for Somatuline® Autogel®, in respect of which an application for marketing authorisation is likely to be made in the United States during 2006 for the treatment of acromegaly. Additional phase III and IV clinical trials of Somatuline® Autogel® are planned in the treatment of neuroendocrine tumours in the United States and in Europe.

The Group is also pursuing the development of sustained-release formulations for treatment durations of approximately three months. Development of this new formulation is currently at the pre-clinical stage, since a phase I trial with the first candidate formulation proved unsuccessful.

In Japan, the Group's partner, Teijin, is on the verge of completing phase I clinical trials of Somatuline® Autogel® in the symptomatic treatment of acromegaly.

NutropinAq®

Active substance

NutropinAq® is a liquid formulation of recombinant human growth hormone to be used with the NutropinAq® Pen. The growth hormone is involved in several physiological processes including growth in stature and bone development.

Indications

NutropinAq® is prescribed for (i) the long-term treatment of children with growth failure owing to inadequate endogenous growth hormone secretion; (ii) the long-term treatment of growth failure associated with Turner's syndrome; (iii) the treatment of prepubertal children with growth failure associated with chronic renal insufficiency ahead of kidney transplantation; and (iv) the treatment of adults with growth hormone deficiency of either childhood or adult-onset.

Marketing

In September 2002, Genentech, a US company specialised in biotechnology, granted the Group exclusive marketing rights for NutropinAq® worldwide outside North America, Mexico and Japan. Genentech has pioneered the development of growth hormone and is currently one of the leading players in the United States market. In 2005, it posted product sales of US$6.63 billion of which US$370 million derived from growth hormones (source: Genentech annual report).

NutropinAq® is a ready-to-use product, which puts it at a significant advantage in a competitive market in which only Novo Nordisk's Norditropin® boasts the same strength.

At 31 December 2005, the Group had marketing authorisations for 29 countries, including 27 in Europe. The product was launched in over 20 countries across Europe during 2004 and 2005, and there are plans to introduce it in a further four countries during 2006.

Growth hormones are prescribed by paediatric and adult endocrinologists.

Intellectual property

The pharmaceutical composition of NutropinAq® is protected by a European patent belonging to Genentech and expiring on 29 July 2013. A European patent belonging to Pharmacia may also have covered this pharmaceutical compound. However, the limitation of claims by the Opposition division of the European Patent Office following Genentech's opposition should mean that NutropinAq® escapes the clutches of this patent. This ruling by the European Patent Office's Opposition Division was appealed by Pharmacia on 6 June 2005. If the initial claims are restored by the European Patent Office's Technical Board of Appeal, Pharmacia will be in a position to claim that NutropinAq® has infringed its patent and, assuming the latter's action is successful, the Group may have to pay compensation to Pharmacia.

Research and Development

Within the framework of its agreement with Genentech signed in September 2002, the Group received from Genentech a copy of the registration dossier compiled by Genentech and filed with the FDA in January 2004 with a view to extending the indication for the treatment of idiopathic short stature. The Group is currently evaluating the dossier and is considering filing in 2006 its own application for an extension of this indication with the European Medicines Agency (EMEA).

The Group is also pursuing a phase II study of NutropinAq® in the prevention of growth failure caused by long-term treatment with high-dose glucocorticoids in children, in conjunction with the University of Gothenburg (Sweden).

The Group is also pursuing Research and Development projects, within the framework of the agreement signed with Genentech in November 2004, aiming to develop a sustained-release formulation for recombinant growth hormone.

Testim® 50 mg Gel

Testim® 50 mg Gel is a testosterone gel prescribed as a hormone replacement therapy for patients with primary or secondary hypogonadism. It is commonly recognised that around 20% of men over 60 years old have insufficient testosterone levels. Testim® 50 mg Gel can be used to treat these insufficiencies.

Active substance

Testim® 50 mg Gel is a clear to translucent hydroalcoholic gel containing 1% testosterone, i.e. 50 mg per 5.0g tube.

Indications

Testim® 50 mg Gel is indicated as a hormone replacement therapy to restore serum testosterone levels in adult males and improve health problems related to reduced testosterone levels, such as loss of muscular mass, decrease in sexual desire, sexual libido and frequency of erectile function resulting from primary or secondary hypogonadism.

Marketing

Testosterone gels have revolutionised the treatment of testosterone deficiency since they were introduced in the United States in 2000 and in Europe in 2003, gradually replacing the other formulations (oral, injection or patch forms) and thus significantly contributing to market expansion.

In March 2004, the Group acquired exclusive marketing rights to Testim® 50 mg Gel worldwide, excluding North America, Mexico and Japan, from US firm Auxilium. Auxilium itself holds the rights to the product from US firm Bentley Pharmaceuticals.

Testim® 50 mg Gel obtained marketing authorisation from the Food and Drug Administration (FDA) in the United States in March 2003, and marketing authorisation for the UK in June 2003. Testim® 50 mg Gel was launched in the United States market by Auxilium, and is available to urologists, andrologists and endocrinologists. At 31 December 2005, Testim® 50 mg Gel was approved in 15 European countries under the mutual recognition procedure. Testim® 50 mg Gel was launched in ten European countries during 2005.

Treatment of low testosterone levels is the responsibility of endocrinologists, urologists and andrologists.

Intellectual property

Testim® 50 mg Gel is protected by two sets of patents belonging to Bentley Pharmaceuticals. One patent covers the European Union and several other countries in which the product will be marketed. The claims encompass the transcutaneous administration agent CPE 215 that is part of Testim® 50 mg Gel's composition. This patent expires in November 2006 from when rival products combining testosterone and CPE 215 may be marketed by other companies. This said, the Group also holds the licence to use the patent application filed by Bentley Pharmaceuticals in 2003, which is intended to protect Testim® 50 mg Gel. If this application is successful, the product will be protected until 2023.

Neuromuscular disorders

Dysport®

Dysport, which acts to block acetylcholine release, hence reducing muscular spasm was initially developed for the treatment of motor disorders and various forms of muscular spasticity, including cervical dystonia (a chronic condition in which the neck is twisted or deviated), spasticity of the lower limbs in children with cerebral palsy, blepharospasm (involuntary eye closure) and hemifacial spasm. It was later developed for the treatment of a wide variety of neuromuscular disorders.

Active substance

The active substance in Dysport® is a botulinum neurotoxin type A complex, which acts at the level of the neuromuscular junction in the targeted muscle.

Indications

Cervical dystonia. Dysport® treats all forms of cervical dystonia.

Cerebral palsy in children. Dysport® treats spasticity of the leg muscles in children with cerebral palsy. Cerebral palsy is a motor disorder resulting from damage to the brain that generally occurs at birth.

Blepharospasm/hemifacial spasm. Dysport® is indicated in the treatment of blepharospasm, which is the involuntary closing of the eyes caused by a spasm of the muscles surrounding the eyes. A hemifacial spasm is similar to a blepharospasm, but affects only one side of the face.

Marketing

Dysport® was originally launched in the United Kingdom in 1991. At 31 December 2005, Dysport® had marketing authorisations in over 70 countries (including 28 in Europe). In 2005, 50.7% of Dysport®'s sales derived from the Major Western European Countries. The drug's main rival is Allergan's Botox®. The Group also faces competition in this segment from Elan's NeuroBloc®/Myobloc® and will also have to contend with new introductions by Merz and other companies.

Dysport® is prescribed chiefly by neurologists, neuro-paediatricians, ENT specialists, ophthalmologists, dermatologists, plastic surgeons, gastroenterologists, urologists, and sports medicine and physical therapy specialists.

In July 2002, the Group entered into a development and distribution agreement with Inamed under which the Group granted Inamed an exclusive right to develop, sell and market certain formulations of botulinum toxin for use in aesthetic medicine indications in the United States, Canada and Japan. This agreement was terminated on 20 December 2005 subject to the condition precedent that Inamed was acquired by US-based Allergan.

On 13 March 2006, Allergan announced that its offer to buy Inamed had been accepted by over 82% of the latter's shareholders and extended its offer until 17 March 2006. The acquisition was completed on 20 March 2006, leading to full and final termination of the agreement of July 2002. This acquisition also rendered null and void a preliminary agreement signed with Inamed in January 2005 concerning the exclusive distribution of certain formulations of botulinum toxin for aesthetic medical indications worldwide, except in the United States, Canada and Japan.

In March 2006, the Group entered into a development and distribution agreement with the Medicis group pursuant to which the Group has granted it the exclusive right to develop, sell and market certain formulations of the botulinum toxin for use in aesthetic medicine indications in the United States, Canada and Japan, under a brand name other than Dysport®, which may be Reloxin® (see section 22.1.3 of this registration document for a detailed description of the terms of this agreement).

Intellectual property

Botulinum toxin, the active substance in Dysport®, does not have any patent protection. The Group holds an exclusive worldwide licence granted by the UK Health Protection Agency (HPA), formerly known as the Center for Applied Microbiology and Research, enabling it to use and to sell the botulinum neurotoxin type A complex, which is the active substance in Dysport®. The Group holds the right to manufacture this toxin using the HPA's expertise. The Group currently manufactures the toxin itself. The Group has also filed eleven patent applications concerning new therapeutic applications of botulinum toxin, as well as filing three other requests, eight of which have not been published to date.

Research and Development

In August 2005, the Group initiated phase III clinical trials of Dysport® in the United States in the treatment of cervical dystonia.

Dysport® is currently undergoing phase II clinical trials in the treatment of myofacial pain.

Dysport® is currently undergoing phase III clinical trials in the United States for aesthetic medicine indications (frown lines) led by Inamed under the development and distribution agreement entered into by the Group with the company. Provided the outcome of these trials is positive, the Group plans to file regulatory submissions with the FDA during 2007 under a brand name other than Dysport®, which may be Reloxin®.

In Europe, the Group has conducted phase III clinical trials of Dysport® and is overseeing the registration procedures for aesthetic medicine indications (frown lines) currently underway in France and Germany. Registration of Dysport® under the mutual recognition procedure is planned for 2006. Subject to finalisation of a distribution agreement with Medicis, with which the Group is currently in talks, Medicis may market this product in Europe once it has secured marketing approval under a brand name other than Dysport® and which may be Reloxin®.

6.1.1.3.3 Primary care

The primary products currently marketed by the Group in primary care are described below.

Gastroenterology

Smecta®

Smecta® is an oral formulation devised by the Group. It is used in the treatment of both chronic and acute diarrhoea in adults and children and in the symptomatic treatment of pain associated with oesophageal, gastric, duodenal or colonic disorders.

Active substance

Smecta®'s active substance is diosmectite, a natural clay processed for therapeutic use.

Marketing

The Group launched Smecta® in France in 1977. At 31 December 2005, it held marketing authorisations for Smecta® in over 70 countries. In 2005, 33.6% and 31.7% of Smecta®'s sales derived respectively from France and China, the main markets for the product. The drug's main rivals are: Imodium®and Arestal® (Janssen Cilag), Ercefuryl® (Sanofi-Aventis), Ultralevure® (Biocodex) and Tiorfan® (Bioproject Pharma).

Smecta® is prescribed primarily by general practitioners, gastroenterologists and paediatricians.

Intellectual property

Smecta® was protected by a patent, which expired in 1995.

Forlax®

Forlax® is an oral laxative created by the Group. It is used in the treatment of constipation.

Active substance

Forlax®'s active substance is Macrogol 4000, a linear polyethylene glycol polymer.

Marketing

The Group launched Forlax® in France in 1996 and has since obtained marketing authorisations in more than 60 countries. In 2005, 84.2% of Forlax®'s sales derived from the Major Western European Countries. The main rival drugs are Duphalac® (Solvay Pharma), Transipeg® (Roche Nicholas) and Movicol® (Norgine Pharma).

Forlax® is prescribed primarily by general practitioners, gastroenterologists, gynaecologists, gerontologists and paediatricians.

Intellectual property

Forlax® has never been protected by a patent.

Cognitive disorders

Tanakan®

Tanakan® is an oral formulation of EGb 761®, extracted from the leaves of the Gingko biloba tree (dioecious tree in the Ginkgoaceae family) using a standardised process that ensures a consistent composition of the various pharmacologically active substances. It was initially developed in the treatment of various vascular and neurological disorders, mainly the treatment of age-related cognitive impairment, pathophysiological deficiencies, vertigo, tinnitus, acute or chronic hearing difficulties and retinal disorders (visual impairment).

Active substance

The active substance in Tanakan®, EGb 761®, is extracted from Ginkgo biloba leaves cultivated under controlled conditions in specially designed plantations. It contains natural substances with antioxidant, neuroprotective and vasoactive properties (i.e. it increases the diameter of capillary vessels and hence improves microcirculation).

Indications

Age-related cognitive disorders. Tanakan® is indicated in the treatment of the pathological decline in age-related cognitive functions, such as impaired intellectual capacities, together with memory and attention disorders.

Pathophysiological deficiency. Tanakan® is also indicated in the treatment of a number of cognitive deficiencies of degenerative origin (such as Alzheimer's disease), mainly of a vascular or combined type.

Cochleovestibular disorders. Tanakan® is indicated in the treatment of symptoms of vertigo (such as equilibrium and instability disorders) and tinnitus (such as buzzing or whistling in the ears), and acute or chronic hearing impairment.

Retinal deficit. Tanakan® is also used in the treatment of visual impairment and vision disorders of vascular origin.

Marketing

Tanakan® was initially launched in France in 1975. At 31 December 2005, Tanakan® had been approved for use in over 60 countries, mainly in Europe and Asia. Since 2004, it has been indicated and reimbursed in Belgium in the symptomatic treatment of mild to moderate forms of Alzheimer's-type dementia associated with memory disorders and cognitive disorders. In 2005, 77.7% of Tanakan®'s sales derived from the Major Western European Countries. The main rival drugs in this area are: Fonzylane® (Lafon/Céphalon), Praxilene® (Lipha Santé), Sermion® (Sanofi-Aventis), Torental® (Sanofi-Aventis) and Nootropyl® (UCB Pharma).

Tanakan® is prescribed primarily by general practitioners, neurologists, psychiatrists, ENT-specialists and ophthalmologists.

In a letter dated 22 February 2006, the French health authorities notified the Group of their intention of reassessing the health benefits of Tanakan®. Following this review, the status and/or price of Tanakan® may be altered. For further information, see section 4.1.2 of this registration document.

To justify the reimbursement of this product, the Group is endeavouring to validate the clinical benefits of Tanakan® in the treatment of age-related cognitive impairment and behavioural disorders. For further information, see section 11.1.7.1 of this registration document.

Intellectual property

EGb 761® is protected by two patents, one granted to Dr. Willmar Schwabe ("Schwabe"), with which the Group has a longstanding relationship, and the other granted to Italian company Indena. The Group holds licences to these patents entitling it to manufacture, use and sell products containing Ginkgo biloba extracts, including EGb 761®.

Research and Development

The Group is currently investigating EGb 761®, the Ginkgo biloba extract in Tanakan®, in the treatment of neurodegenerative disorders, such as Alzheimer's disease. Over 8,000 patients are taking part in these research programmes, and eight clinical trials are currently in progress, some being conducted in the United States by the National Institutes of Health. A detailed description of these clinical trials is provided in section 11.1.7.1 of this registration document.

Cardiovascular

Ginkor Fort®

Active substance

Ginkor Fort® is an oral formulation containing three active substances, namely troxerutin A (a vasoactive rutin analogue, a flavonoid of plant origin), heptaminol chlorhydrate and a standardised Ginkgo biloba extract.

It is used in the treatment of vascular conditions, of venous insufficiency of the lower limbs and of acute haemorrhoid episodes.

Marketing

This product was initially launched as Ginkor® in France in 1972 and subsequently changed its name to Ginkor Fort® in France during 1989. The Group sells Ginkor Fort® chiefly in France from where it derived 94.0% of the product's sales during 2005. At 31 December 2005, Ginkor Fort® also had marketing authorisations in over 50 countries. The drug's principal rivals in this area are: Daflon® (Servier), Endotélon® (Sanofi-Aventis) and Veinamitol® (Negma-Lerads).

Ginkor Fort® is prescribed primarily by general practitioners and the following specialists: gastroenterologists, gynaecologists, phlebologists (vein specialists) and dermatologists.

On 15 September 2005, the French Supreme Health Authority issued a notice recommending the removal of 221 speciality drugs from the list of reimbursable drugs, including all members of the veinotonic class of drugs including Ginkor Fort®. Based on this notice, the French government published a decree in the Official Journal on 25 January 2006 cutting the reimbursement rate for all members of the veinotonic class of drugs to 15% from 1 February 2006 to 31 December 2007. These drugs will then be withdrawn from the list of reimbursable drugs from 1 January 2008. In addition, pursuant to a supplemental agreement between the Group and the Economic Committee for Health Products in France, notice of a 15% reduction in the drug's price was published in the Official Journal on 3 February 2006.

Intellectual property

The Ginkgo biloba extract contained in Ginkor Fort® is covered by two patents granted to Schwabe and Indena. The Group holds licences to use these patents, entitling it to manufacture, use and sell products containing Ginkgo biloba extracts.

Nisis® and Nisisco®

In 2003, the Group added Nisis® and Nisisco®, two antihypertensive products, to its portfolio by signing an agreement with Swiss group Novartis, to market the products in France, Andorra and Monaco (a detailed description of this agreement follows in section 22.2 of this registration document).

Active substance

Nisis® is an oral formulation containing valsartan, while Nisisco® contains valsartan and hydrochlorothiazide. The products are used in the treatment of arterial hypertension. The active substance in Nisis® and Nisisco® is valsartan, a synthetic angiotensin II antagonist compound.

Marketing

Nisis® and Nisisco® were initially launched in France by Sanofi-Aventis. Following the contracts entered into with Novartis and Sanofi-Aventis in March 2003, the Group holds marketing authorisations and has marketed Nisis® and Nisisco® in France since May 2003. In 2005, these two products generated sales of €41.5 million. The main drugs competing with Nisis® and Nisisco® in this area are class C9C and C9D specialties: Aprovel® and Coaprovel® (BMS-Sanofi), Cozaar®, Hyzaar® and Fortzaar® (Merck), Tareg® and Cotareg® (Novartis), Atacand® and Hytacand® (Astra-Zeneca), Kenzen® and Cokenzen® (Takeda).

Nisis® and Nisisco® are prescribed by cardiologists and general practitioners.

Intellectual property

Novartis holds a European patent to the compound carrying the DCI valsartan (synthetic angiotensin II antagonist). This patent is complemented in France by an additional certificate protecting valsartan until 12 May 2011. Two European patent applications covering galenic formulations of valsartan and valsartan/hydrochlorothiazide are currently being assessed. The former was granted on 22 September 2004 and will expire on 18 June 2017.

6.1.1.3.4 Other therapeutic areas

The Group sells a number of other products. During 2005, sales generated by the Group's other products amounted to €7.0 million or 0.9% of its consolidated sales.

▶ 6.1.1.4 Marketing and distribution

The Group markets its products in the targeted therapeutic areas to specialists, including decision-makers with influence over the opinion of their peers. The Group also markets numerous primary care products.

In 2005, the Group's pro forma consolidated sales came to €807.1 million, over 67.8% of which derived from the Major Western European Countries.

The following table shows a geographical analysis of consolidated sales for each of the stated periods.

	Year ended on 31 December			
	2005		2004	
	Amount (1)	%	Amount (1)	%
Major Western European Countries (2)	547,287	67.8%	519,695	69.2%
Rest of Europe	155,893	19.3%	135,580	18.0%
Rest of the world (3)	103,934	12.9%	96,264	12.8%
Total sales	**807,114**	**100%**	**751,539**	**100%**

(1) In thousands of euros.
(2) I.e. Germany, Spain, France, Italy and the United Kingdom.
(3) Including North America and Asia.

At 31 December 2005, of the 1,198 people comprising the Group's sales force, 586 staff were employed outside the Major Western European Countries, i.e. 15.4% of the Group's workforce. A geographical analysis of the Group's workforce by job category and by therapeutic area is provided in Chapter 17 of this registration document on Employees.

6.1.1.5 Manufacturing

The Group operates, either alone or with its partners, a total of nine production facilities in France, the United Kingdom, Ireland, Spain, Switzerland and China, together with five plantations and leaf-drying facilities in France, China and the United States.

The Group's principal manufacturing process has three stages: the primary manufacture of the principal active substances, the incorporation of these constituents into secondary formulations and the related packaging. Each stage of the manufacturing process takes place in strictly controlled conditions and is subject to the applicable national and international legislation. All the Group's manufacturing facilities comply with Good Manufacturing Practices (GMP), in line with the relevant directives. Manufacturing facilities outside the United States, which import products into the country, must be approved by the FDA on a product-by-product basis and are subject to periodic inspections by the FDA.

The Group manufactures its own products when it deems this to be necessary for its business for strategic reasons, but also relies upon outsourcing as an alternative for certain projects. Likewise, where appropriate, the Group enters into supply agreements with third parties, such as Expansia, a fine chemicals company that supplies certain active substances.

The Group currently manufactures the active substances in its principal products and some of its products that appear to harbour significant future growth prospects. The Group manufactures EGb 761® through its partnership with Schwabe and under its licensing agreement with Indena. In addition to the pharmaceutical manufacturing expertise required to produce its highly specialised products, the Group boasts a wealth of experience in the technology of biological manufacturing processes based on proteins, which represents a solid platform enabling it to harness the emerging opportunities deriving from the biological manufacturing process. In addition, the Group believes it is one of the few pharmaceutical groups able successfully to manufacture sustained-release peptide formulations for injection.

Each of the Group's manufacturing facilities focuses on a particular technology to maximise its operational efficiency. For instance, the Wrexham site (United Kingdom) is devoted to the purification and formulation of proteins, while the Dreux plant (France) specialises in the manufacture and packaging of high volumes of oral formulations. The continued implementation of this policy and the resulting efficiency are critical to the success of the Group's product procurement strategy.

To secure access to the requisite quantities and quality of raw materials needed to manufacture naturally occurring products in the Ginkgo biloba range, the Group produces a large proportion of the Ginkgo biloba leaves that it uses on its own plantations (in China, France and the United States). It thereby minimises its exposure to any significant risk deriving from the availability of raw materials and the volatility of their prices.

6.1.2 Significant new products or services launched on the market in 2005

Testim® 50 mg Gel was launched in ten European countries during 2005, notably including Germany, the United Kingdom and Spain.

NutropinAq® was launched in ten countries during 2005, notably in Italy, Belgium, the Ukraine and the Czech Republic.

Somatuline® Autogel® was launched in Italy and Germany during 2005.

6.2 Principal markets in which the Group operates

6.2.1 General data

The pharmaceutical industry is highly competitive. In recent years, the pharmaceutical sector has undergone increasing vertical and horizontal integration. In addition, the way pharmaceuticals are marketed is currently undergoing significant change in markets across Europe and the United States, with reduced flexibility in price-setting, tighter cost-control measures and the impact of healthcare cost management initiatives, particularly concerning the selection of products and the setting of selling prices.

Against this backdrop, the Group has to compete with other companies to develop and secure marketing authorisations for new pharmaceutical specialities in the therapeutic areas it has targeted, as well as for specific products producing comparable therapeutic results to those produced by the drugs marketed by the Group. The Group also competes with other pharmaceutical groups to find suitable partners to ensure growth in its Research and Development portfolio and in its portfolio of products already on the market.

A number of the companies that compete with the Group to develop and secure marketing authorisations for new compounds are significantly larger than the Group and, accordingly, are able to devote more resources to Research and Development, as well as to marketing, which may give them the advantage of being able to offer a broader range of products and having a larger sales force. Some of these companies have a stronger presence in markets in which the Group currently markets products within therapeutic areas it has targeted, particularly in the European Union and markets earmarked for expansion, such as the United States and Japan.

The Group's strategy as a specialty pharmaceutical company is to focus its Research and Development programme on the development of a complementary range of products for a deliberately low number of debilitating conditions in the therapeutic areas targeted by the Group. From a marketing standpoint, this strategy has prompted the Group to concentrate its efforts on influential physicians, primarily specialists, who are responsible for drug prescriptions or who may prompt similar prescriptions by other doctors. By forging a strong reputation with these key specialists in highly specific and specialised fields, the Group believes it is able to conduct its marketing activities selectively and cost-effectively, thereby alleviating the need for it to run a large sales force. This said, the Group will have to continue competing with larger companies marketing products in the same therapeutic areas.

Once they reach the market, the Group's products have to compete with those marketed by other pharmaceutical companies for the same indications. Some of these products may already have been on the market for some time when the Group introduces its rival product. In the United States, for instance, the Group hopes to launch Dysport® in 2008, but will have to compete with an already well-established botulinum toxin, namely Allergan's Botox®. In certain cases, the Group hopes to harness synergies between its technological platforms by using its research into new delivery systems for highly refined active substances that are practical for patients to give its existing and new products competitive advantages. For instance, Somatuline® faces competition from Novartis' Sandostatin®, but the Group believes the development of Somatuline® Autogel®, a sustained-release formulation that is relatively painless and easy to use, gives it a competitive advantage in the somatostatin analogue market.

The Group may also have to compete with generic drugs or those marketed for unapproved indications following the expiry of patents protecting its own products or those of its rivals. The cost of these products may be significantly lower than the original products they are replicating, because the pharmaceutical companies manufacturing them do not incur the corresponding Research and Development costs. The Group is also exposed to the risk of the creation and sale of counterfeit versions of its products being manufactured by third parties.

In addition to the competition facing its products, the Group also has to compete with other companies when recruiting scientists and other highly experienced employees. The Group believes that its internal human resources policy is highly competitive and is instrumental in fostering a positive working environment which, coupled with its Research and Development reputation, enhances its appeal to suitably qualified candidates.

6.2.2 Geographical breakdown of the sales of the main drugs of the Group

The sales referred to in section 6.2.3 are pro forma sales established in line with IFRS accounting standards.

6.2.2.1 Products in the Group's targeted therapeutic areas

6.2.2.1.1 Oncology

The following table shows the geographical breakdown of the sales recorded by Decapeptyl® during the financial year ended 31 December 2005:

	2005 financial year	
	In thousands of euros	*As a percentage*
Major Western European Countries [1]	141,404	67.1%
Rest of Europe	51,996	24.7%
Rest of the world	17,206	8.2%
Total	**210,606**	**100.0%**

(1) I.e. Germany, Spain, France, Italy and the United Kingdom.

6.2.2.1.2 Endocrinology

The following table shows the geographical breakdown of the sales recorded by Somatuline® during the financial year ended 31 December 2005:

	2005 financial year	
	In thousands of euros	*As a percentage*
Major Western European Countries [1]	56,944	69.7%
Rest of Europe	21,032	25.7%
Rest of the world	3,775	4.6%
Total	**81,751**	**100.0%**

(1) I.e. Germany, Spain, France, Italy and the United Kingdom.

6.2.2.1.3 Neuromuscular disorders

The following table shows the geographical breakdown of the sales recorded by Dysport® during the financial year ended 31 December 2005:

	2005 financial year	
	In thousands of euros	*As a percentage*
Major Western European Countries [1]	46,915	50.7%
Rest of Europe	21,498	23.3%
Rest of the world	24,065	26.0%
Total	**92,478**	**100.0%**

(1) I.e. Germany, Spain, France, Italy and the United Kingdom.

6.2.2.2 Primary care

6.2.2.2.1 Cognitive disorders

During the financial year ended 31 December 2005, 73.2% of the sales recorded by Tanakan® derived from France.

6.2.2.2.2 Cardiovascular

During the financial year ended 31 December 2005, 94.0% of the sales recorded by Ginkor Fort® derived from France.

6.3 Exceptional events that influenced the information given in sections 6.1 and 6.2.

6.3.1 Governmental measures

European governments continued to introduce various measures to reduce public health spending, which had an impact on the Group's sales and earnings during 2005:

- **In France**, growing sales of reimbursable drugs under the country's national health plan triggered activation of a contractual sales discount on pharmaceutical companies including Ipsen, which signed an agreement with the *Comité Économique des Produits de Santé* (CEPS, or the economic committee for health products). In 2005, the agreement resulted in an additional charge of €2.3 million, which was recorded as a reduction in the Group's sales figures. Ipsen did not have to pay this charge in 2004, offsetting its then lower contractual discount against a credit deriving from a previous decrease in prices.
- **In Germany**, benchmark prices were established for drugs in some therapeutic classes. As a result, the 16% tax on drug sales implemented in 2004, was lowered to 6% effective 1 January 2005.
- **In Italy**, a 6.8% discount on drug sales enacted at the end of June 2004 was repealed on 31 October 2005. Furthermore, following a government decision taken in 2003, the share of sales to hospitals grew to 52.0% of sales in 2005, vs. 43.0% at the end of December 2004. Accordingly, the share of sales to distributors declined concomitantly. Sales prices to hospitals are significantly lower than sales prices to wholesalers.
- **In the United Kingdom**, an average price reduction for drugs of 7% came into force effective 1 January 2005, under the Pharmaceutical Price Regulation Scheme (PPRS).
- **In Spain**, after the government annulled the pacto social, an additional price decrease representing 4.2% of drug sales was put into effect on 1 February 2005.
- **In Belgium**, Decapeptyl® prices were reduced by 14% on 1 July 2005, in compliance with the law, followed by a second price reduction amounting to 2% in September 2005.

Due to government intervention or market pressures in some countries, lower drug prices negatively impacted sales by €8.2 million in 2005, compared with 2004, representing a reduction in sales growth of 1.1 percentage points in the year to 31 December 2005.

6.3.2 Acquisition by Allergan of Group partner Inamed

In November 2005, US company Allergan launched a public tender offer for US company Inamed, with which the Group had entered into a development and distribution agreement in July 2002 under which the Group granted Inamed an exclusive right to develop, sell and market certain formulations of botulinum toxin for use in aesthetic medicine in the United States, Canada and Japan.

This agreement was terminated on 20 December 2005 subject to the condition precedent that the acquisition of Inamed be completed by Allergan. The agreement states that all the Group's rights to the pharmaceutical product based on botulinum toxin type A previously granted to Inamed, the results and clinical trials in progress with a view to the registration of the product in the United States, as well as all the worldwide rights to the Reloxin® trade mark will be sold back to the Group. In exchange, the Group will pay Inamed US$10 million. Prior to completion of the acquisition of Inamed by Allergan, Inamed remains responsible for conducting the phase III clinical trials and for preparing the clinical dossier to be submitted to the FDA in respect of Reloxin®. On 13 March 2006, Allergan announced that its offer to buy Inamed had been accepted by over 82% of the latter's shareholders and extended its offer until 17 March 2006. The acquisition was completed on 20 March 2006, leading to full and final termination of the agreement of July 2002. This acquisition also rendered null and void a preliminary agreement signed with Inamed in January 2005 concerning the exclusive distribution of certain formulations of botulinum toxin for aesthetic medical purposes worldwide, except in the United States, Canada and Japan.

In response to this acquisition, the Group entered into a development and distribution agreement with the Medicis group pursuant to which the Group has granted Medicis the exclusive right to develop, sell and market certain formulations of botulinum toxin for use in aesthetic medicine indications in the United States, Canada and Japan, under a brand name other than Dysport®, which may be Reloxin® (see section 22.1.3 of this registration document for a detailed description of this agreement).

6.3.3 Asset disposal in Spain

In October 2005, the Group sold assets belonging to its Spanish subsidiary to Faes Farma. The assets were used to promote and sell primary care products, with the exception of Tanakene®, which remains within the Group. Under this agreement, the Group transferred ownership of the aforementioned products, as well as the corresponding distribution network to Faes Farma. The Group is also continuing to manufacture the products for Faes Farma until April 2007 at the latest. On 12 December 2005, the Group announced that it would close its Barcelona plant, as soon as its manufacturing commitment to Faes Farma had ended, and set aside provisions to cover all related closure costs in 2005. The Group recorded the profit generated by the activities sold under discontinued Operations with retroactive effect from 1 January 2005.

In 2005, this profit included €1.4 million in capital gains net of tax from the sale net of provisions (i) for plant closure costs and (ii) the net profit posted by the Operations during 2005 prior to the disposal, as well as €2.1 million in net profit from the manufacturing Operations continued after the disposal. Following this transfer of assets, the Group's Spanish subsidiary will refocus on marketing the Group's specialized pharmaceutical products in its targeted therapeutic areas (Decapeptyl®, Testim® 50 mg Gel, Somatuline® Autogel®, NutropinAq® and Dysport®) and on Research and Development in the Group's targeted therapeutic areas in accordance with the Group's strategy.

6.4 Extent of the Company's dependence on patents or licences, industrial, commercial or financial contracts or new manufacturing processes

The extent of the Group's dependence on patents, licences, industrial, commercial or financial contracts or new manufacturing processes are described in Chapter 4 – Risk Factors of this registration document, particularly in sections 4.1.5, 4.1.6, 4.1.7, 4.1.8, 4.1.9, 4.1.10, 4.1.13, 4.2.3 and 4.2.5.

6.5 Elements on which the Company's statements concerning its competitive position are based

The Group's competitive position is predominantly presented in the developments described in section 6.1 of this registration document, in which the Group identifies its principal rivals. IMS, which specialises in processing pharmaceutical industry sales data from right around the world, supplies data (notably including IMS – MIDAS/ Ex-manufacturers), which makes it possible to calculate market share. Further information can be obtained from the **www.imshealth.com** website. The Group does not provide market share data, but considers that the data supplied by third parties is unlikely to provide a perfect picture of the sales actually recorded by the Group and its rivals. In addition, the sales figures of the Group's rivals may be obtained directly from the relevant companies.

6.6 Regulations

The international pharmaceutical industry is highly regulated by government bodies. Regulations cover nearly all aspects of the Group's activities, from Research and Development and marketing to its manufacturing facilities and processes. In each country where it markets its products or conducts research, the Group has to comply with the standards laid down by the local regulatory authorities and by any other competent supra-national regulatory authority. These authorities notably include the EMEA, AFSSAPS (French Agency for the Safety of Health Products), the Medicines & Healthcare Products Regulatory Agency (MHRA) in the United Kingdom and the FDA in the United States, as well as various other regulatory bodies, depending on the relevant market.

6.6.1 Regulatory approval

In the European Union, there are currently two methods of securing marketing authorisation for drugs: the centralised procedure and the mutual recognition procedure. With the centralised procedure, an application for marketing authorisation is filed directly with the EMEA (based in London), which covers all the countries in European Union. This procedure is obligatory for all biotechnology products and is optional for other new chemical entities. With the mutual recognition procedure, authorisation is granted in one European Union country and the beneficiary then requests mutual recognition of this decision to cover the other European Union countries. This procedure is used only when the product is registered in a single EU member state, when the company is seeking to extend registration of an existing product to other countries or when the centralised procedure is not obligatory. A national authorisation system remains in place for local registrations limited to just one country.

Manufacturing facilities located in Europe are subject to inspections and require authorisation from national bodies. For all health products in France, the AFSSAPS conducts (scientific and medical-economic) assessments and checks (on laboratories and advertising) and inspects production facilities. It monitors the safety profile of all products on the market (post-marketing surveillance, blood surveillance, equipment checks, monitoring of medical devices and cosmetics monitoring). The AFSSAPS also participates in EMEA's pan-European evaluation and control systems.

In the United States, the FDA regulates and controls clinical trials, authorisations, manufacturing, labelling and packaging of drugs destined for sale in the United States. The FDA also controls all the drugs currently available for sale on the US market. The process of applying for marketing authorisation for a drug from the FDA is similar to that adopted in other countries. A New Drug Application (NDA) can be filed only after the efficacy and safety profile of the relevant drug have been proven through intensive testing on animals and in-depth clinical trials on humans.

The authorisation procedure may take between six months and four years in the United States and the European Union, depending on the quality of the evidence produced, the degree of control exercised by the competent regulatory body, the efficacy of examination of the dossier and the type of product.

Once marketing authorisation has been granted for a given territory, the new drug may be prescribed by doctors in the relevant region. Subsequently, the holder of the marketing authorisation has to submit reports from time to time to the regulatory authorities listing any cases of undesirable reactions. For certain drugs, the regulatory authorities may require additional (phase IV) trials to evaluate the long-term effects of the drug or to compile information about its use in specific circumstances.

The regulatory authorities also require compliance with research, clinical and production standards.

Manufacturing facilities outside the United States producing products imported into the US market must also be approved by the FDA on a product-by-product basis and are subject to periodic inspections by the FDA.

6.6.2 Good manufacturing practices

In addition to securing regulatory approval for its products, all the Group's manufacturing sites must be GMP-compliant (Good Manufacturing Practices). The term GMP is used internationally to describe a set of standards and procedures that manufacturers of therapeutic products must adopt to ensure that they are suitable for use by humans. One of the fundamental tenets of GMP is that the quality of a product cannot be tested solely using one batch, but must be verified at each stage of the manufacturing process. Quality directives include stipulations related to the methods, plants and controls used to design, manufacture, package, label and store drugs, including guidelines concerning the installation and maintenance of the equipment used in the manufacturing process. In most countries, GMP compliance represents a basic criterion taken into consideration when new pharmaceutical facilities are authorised to start up their Operations. All the Group's manufacturing facilities comply with Good Manufacturing Practices (GMP) required in the place in which they operate and for the markets they serve.

6.6.3 Price-setting and control

Regulations may cover the setting and the control of selling prices in certain countries in which the Group markets its products. These controls are implemented pursuant to law or because the government or other healthcare agencies in a given country are the principal purchasers of products or reimburse purchasers for their cost. Price control mechanisms vary in the way they operate from country to country. This may lead to significant differences between markets, which may be amplified by exchange rate fluctuations. These pricing differences may also be exploited by parallel import companies, which buy branded products in markets where prices are low and sell them in markets where prices are higher.

In recent years, efforts by government authorities to curb healthcare spending have led to tighter controls on reimbursement policies in most of the countries in which the Group operates, particularly in Western Europe, where state-controlled healthcare systems (with the reimbursement by the state of a portion of healthcare costs) are the norm. Measures intended to curb direct costs come in various forms, including mandatory price cuts (or a refusal to accept price increases), a larger share of the cost being borne by the patient (reduction in the amount reimbursed by the third party), the withdrawal of certain products from the lists of reimbursable products, the alignment of reimbursed prices with the lowest product price in a given category, analysis of the cost/benefit ratio of drugs prescribed and efforts to promote growth in the generic drugs market. In addition, when a product's price is set, the national authority takes into account the price of the same product in other countries.

In certain European countries, governments also influence drug prices indirectly by controlling the national healthcare systems, which have to pay a large proportion of the costs of these products. In France, for instance, a government agency sets the price of reimbursable drugs taking into account the product's scientific value, as well as the agreements struck between the government authorities and pharmaceutical groups. The price set for a drug depends on the benefits it produces in terms of an improvement in medical performance and innovation and on an economic analysis comparing it with existing treatments.

In addition, a multi-year agreement in France between companies and the Economic Committee for Health Products sets a target for national spending on pharmaceutical products. If this target is exceeded, the companies party to this agreement are subject to quantitative discounts calculated according to the trend in total spending by drug treatment category and to the sales posted by each company.

French law no. 2004-810 of 13 August 2004 instituted a French Supreme Health Authority responsible for evaluating and classifying the health benefits expected or produced by medical procedures, services and products. This committee will from time to time issue opinions on the Group's drugs, the health benefits of which were described as insufficient during the reassessments initiated during 1999 and 2000.

The French Supreme Health Authority stated in a notice published on 15 September 2005 that the health benefits of Bedelix® and Ginkor Fort® are insufficient to justify reimbursement by the state health insurance authorities. As a result of this decision, the French Supreme Health Authority has recommended withdrawal of these drugs from the list of reimbursable drugs.

Based on the aforementioned notice issued by the French Supreme Health Authority, the French government published two ministerial decrees announcing the withdrawal of Bedelix® from the list of reimbursable drugs from 1 March 2006 (decree published in the Official Journal on 25 January 2006) and the introduction of a reimbursement rate of 15% for all members of the veinotonic class of drugs, to which Ginkor Fort® belongs, from 1 February 2006 to 31 December 2007. This class of drugs will then be removed completely from the list of reimbursable drugs on 1 January 2008. Furthermore, the price of Ginkor Fort was reduced by 15% pursuant to an agreement between the Group and the Economic Committee for Health Products (CEPS), published in the Official Journal on 3 February 2006.

With respect to Tanakan®, the health authorities notified the Group of their intention to reassess the health benefits of this specialty drug in a letter dated 22 February 2006. Following this review, the status and/or price of Tanakan® may be altered. To justify the continued reimbursement of its product, the Group is conducting clinical development aimed at confirming the clinical benefits of Tanakan® in the treatment of cognitive and behavioural disorders, such as mild memory impairment in elderly patients. In addition, over 8,000 patients have been enrolled in research programmes to determine the effects of EGb 761® on neurodegenerative diseases of the central nervous system, including the symptomatic treatment of Alzheimer's disease. Four trials are being conducted by the National Institutes of Health (United States), with the Group sponsoring another four in Europe.

Several recent factors have significantly increased the normal discounts and taxes owed by the Group in France during the 2005 financial year. Confirmation of strong growth in nationwide sales of reimbursable drugs in France led to the payment of contractual sales discounts. This measure resulted in an additional charge of over €2 million for the Group (including the discounts specific to certain products), which was recognised as a reduction in sales. The Group did not have to pay this charge in 2004, offsetting its then lower contractual discount against a credit deriving from a previous decrease in prices. In addition, the French Health Minister announced on 28 September 2005 his intention to implement price decreases on "certain specialties that progress allows to be produced at lower cost" without specifying precisely the amount, the applicable dates and the therapeutic classes that will be affected. Lastly, the Social Security budget (LFSS) for 2006 increased to 1.76% for 2006 (increase from 0.6% in 2005) the rate of contributions based on the sales recorded by pharmaceutical companies in France. This payment is not tax deductible. The increased rate is expected to trim €4 million from the Group's operating profit in 2006.

7 Corporate structure of the Group

7.1 Organisational structure

The stated percentages indicate the proportion of share capital and voting rights held in each company.

Group Organization chart March 31, 2006


Ipsen
France
100 %
SCRAS
France
99.99%
Ipsen Ré
Luxembourg
0.01%
Ipsen Farmaceutica
The Netherlands
100%
BB & CIE
France
Ipsen Manufacturing
Ireland
Elsegundo
Ireland
39.75%
Wallingstown Company
Ireland
0.1%
10%
0.4%
Wallingstown Company
Ltd - Ireland
50%
90%
Perechin Company
Ireland
Portpire Company
Ireland
39.75%
0.1%
Cara Partners
Ireland
0.40%
Montana Ltd
Ireland
50 %
Ipsen Poland
Poland
99.99%
0.01%
49.71%
Biomeasure
U.S.A.
50.29%
46.59%
Ipsen Ltd
U.K.
53.41%
Ipsen Biopharm Ltd
U.K.
Porton International Inc.
U.S.A.
Ipsen Inc.
U.S.A.
Ipsen Pty Ltd
Australia
Pothold Ltd
U.K.
Specwood Ltd
U.K.
Sterix Ltd
U.K.
Socapharma
France
Suraypharm
France
99.99%
Beaufour Ipsen
Mexico
0.001%
Beaufour Ipsen
Industrie - France
6.98%
93.02%
Beaufour Ipsen
Pharma - France
Ipsen Pharma Biotech
France
Linnea S.A.
Switzerland
Linnea Inc.
U.S.A.
St Jean d'illac
France
Garnay
U.S.A.
Sofarm
France
Sutrepa
France
27%
Gie Technopolis
France
37.50%
Lu Yuan Ginkgo
China
21.45%
Octagen Corp.
U.S.A.
Petersfield Ltd
H.K.
35.75%
Pizhou Zhong
China
0.01%
Beaufour Ipsen
International - France
Ipsen Korea
South Korea
90%
Beaufour Ipsen Int.
H.K. Ltd - H.K.
81%
15%
Beaufour Ipsen Tianjin
Pharmaceutical - China
Ipsen Pharma GmbH
Germany
Intersan GmbH
Germany
64.22%
35.78%
Ipsen Pharma SA
Spain
66.67%
33.33%
Ipsen SpA
Italy
0.001%
24.99%
Ipsen Produtos
Farmaceuticos - Portugal
75%
Ipsen N.V.
Belgium
80%
Ipsen E.p.E.
Greece
Ipsen Scandinavia
Denmark
Ipsen Pharmaceuticals
Ltd - Ireland
Beaufour SrL
Italy
17.10%
Spirogen Ltd
Isle of Wight

7.2 Restructuring

7.2.1 Reorganisation of the Group's corporate structure

In June 2005, the Group reorganised its corporate structure by transferring to the Company all assets and operational holdings held by Mayroy, its majority shareholder and a company organised under the laws of Luxembourg.

Before the reorganisation, the Company was the Group's main operating subsidiary. In 2004, its consolidated sales amounted to €742 million, representing more than 96% of the Mayroy Group's total consolidated sales in that year.

The reorganisation had no impact on the Group's overall scope of business, which remains unchanged. Under International Financial Reporting Standards, the reorganisation is treated as a business combination of entities under common control. Accordingly, the assets and equity holdings were transferred to the Company at their net book value as recorded in the financial statements of the transferring company (Mayroy) on the date of the transaction, and were not therefore revalued in the Company's financial statements.

Before the reorganisation, the Group's simplified legal structure was as follows:


Mayroy
Ipsen Brand
Bayer Stream
Ipsen
100%
100%
100%
46.59%
49.71%
SCRAS
Ipsen Farmaceutica BV
Ipsen Ltd
Biomeasure Inc.
53.41%
50.29%

The reorganisation took place in two stages.

In the first stage, Mayroy transferred to its wholly-owned Dutch subsidiary Ipsen Farmaceutica B.V. the right to receive 50% of the royalties due from Bayer and its sub-licencees under their licence over the Group's recombinant human factor VIII, which includes Kogenate® (the "Bayer stream"), a description of which can be found in section 22.3 of this registration document.

In the second stage, Mayroy transferred the following assets to the Company: (i) 100.00% of the share capital and voting rights of Ipsen Farmaceutica B.V. (Netherlands), (ii) approximately 46.59% of the share capital and voting rights of Ipsen Ltd. (United Kingdom) in which SCRAS (wholly-owned subsidiary of the Company) owned approximately 53.41% of the share capital and voting rights, (iii) approximately 49.71% of the share capital and voting rights of Biomeasure Inc. (United States) in which SCRAS held approximately 50.29% of the share capital and voting rights, and (iv) the "Ipsen" brands, logos and trademarks.

These assets and holdings were transferred to the Company using the procedure described in article L.225-147 of the *Code de commerce*. Alain Auvray and Gérard Varona were appointed valuing auditors by order of the President of Commercial Court of Paris dated 16 March 2005.

The valuing auditors concluded that the assets transferred, totalling €68,998,925.14, had not been overvalued and accordingly were "*at least equal to the amount of the capital increase made by the company receiving the contribution plus the transfer premium*".

Simultaneously with the asset transfer, Mayroy subscribed to a new share issue for cash made by the Company in an amount of €66,000,008.10 in order to transfer to the Company the bulk of the Group's cash balance previously held by Mayroy.

Following this reorganisation, the Company holds all the Group's operating assets and equity interests while Mayroy holds 100% of the Company's share capital and voting rights.

The Group's simplified corporate structure at 30 June 2005 was as follows:


Mayroy
100%
Ipsen
Ipsen Brand
100%
100%
46.59%
49.71%
SCRAS
Ipsen Farmaceutica BV
Ipsen Ltd
Biomeasure Inc.
Bayer Stream
53.41%
50.29%

7.2.2 Transfer of assets relating to primary care product sales in Spain

On 19 October 2005, the Group announced that its Spanish subsidiary had signed an agreement with Faes Pharma SA. This agreement provides for the sale of the assets of the Group's Spanish subsidiary dedicated to promoting and selling primary care products, i.e. analgesics and Lasa brand generics, with the exception of Tanakene® (marketed under the Tanakan® brand name in France), which is to remain part of the Group. The products sold were marketed by the Group only in Spain and recorded sales of €16.7 million in the 2005 financial year.

The agreement provides for the transfer of the assets and the corresponding distribution network. This network will be integrated into the third national laboratory on the Spanish market, specialised in primary care products. The Group will continue to manufacture the products covered by this agreement for Faes for 18 months.

The agreement also provides for the exclusive promotion by Faes of the Tanakene® pharmaceutical speciality (standardised plant extract from Ginkgo biloba leaves, EGb 761®).

On 12 December 2005, the Group announced that it would close its Barcelona plant, as soon as its manufacturing commitment to Faes Farma had terminated, and set aside provisions to cover all related closure costs in 2005. The Group recorded the profit generated by the activities sold under discontinued Operations with retroactive effect from 1 January 2005. In 2005, this profit included €1.4 million in capital gains net of tax from the sale net of provisions for plant closure costs and the net profit posted by the Operations during 2005 prior to the disposal, as well as €2.1 million in net profit from the manufacturing Operations continued after the disposal.

Following this transfer of assets, the Group's Spanish subsidiary will refocus on marketing the Group's specialised pharmaceutical products (Decapeptyl®, Testim® 50 mg Gel, Somatuline® Autogel®, NutropinAq® and Dysport®) and on Research and Development in the Group's targeted therapeutic areas in accordance with the Group's strategy.

8 Property, plant and equipment

8.1 Industrial sites, real estate properties and equipment

The Company's registered office and its administrative offices are located in France. The Group's operational headquarters are located in France and the United Kingdom. The Group owns or leases Research and Development facilities across Europe (France, Spain and the United Kingdom) and in the United States (Boston), representing a total surface area of around 3,800 m².

The Group currently manufactures the majority of active substances in its main products and of products that seem highly promising in terms of its future growth at its primary manufacturing facilities. At these plants producing active substances, the Group processes its raw materials, which chiefly comprise natural clays, natural plant extracts, Ginkgo biloba and solid phase peptides.

The second phase of the Group's manufacturing process takes place at secondary locations, where secondary dosage formulations are manufactured and packaged, and where protein products are purified and formulated.

In addition to its research and primary and secondary manufacturing facilities, the Group manages, either on its own or with partners, five tree plantations and leaf-drying plants in France, China and the United States.

The Group operates the following industrial and agricultural sites:

Location	Principal products	Specialisation
Dreux (France)	All primary care finished products	High-volume oral formulations, 967 million sachets, 746 million tablets, 429 million dry powder capsules, 68.5 million packs for sale, 10,574 tonnes distributed. Analytical development and production of medicinal products for clinical trials.
Signes (France)	Decapeptyl® Somatuline®	Sustained-release peptide formulations for injection.
L'Isle sur la Sorgue (France)	Semi-finished Smecta®	API plant, manufacturing more than 2,500 tonnes(1) of therapeutic clay per year, used for gastroenterology products.
Wrexham (United Kingdom)	Dysport®	Preparation of bulk active substances (BAS), purification and formulation of protein-based biological products.
Dublin (Ireland)	Triptorelin (Decapeptyl®) Lanreotide (Somatuline®)	API plant, solid phase peptide synthesis.
Cork (Ireland)	EGb 761®	Standardised plant extract from Ginkgo biloba leaves
Tianjin (China)	Smecta®	Local market supply for China. The site operates as a joint *venture* with local partners.
Barcelona (Spain)	All primary care finished products for the Spanish market	Manufacturing and packaging of oral dosage forms. Products manufactured at this site mainly supply the Spanish market. (subcontracted activity)
Locarno (Switzerland)		Extracts from natural plant sources (including Ginkgo biloba) and related synthetic chemistry for the pharmaceutical and cosmetic industries.
Captieux (France)	Ginkgo biloba leaves	Plantation and leaf-drying facility.
Saint-Jean d'Illac (France)	Ginkgo biloba leaves	Plantation and leaf-drying facility.
Garnay (United States)	Ginkgo biloba leaves	Plantation and leaf-drying facility.
Lu Yuan (China)	Ginkgo biloba leaves	Leaf-drying facility set up in 1996, operated in conjunction with local partners.
Zhong Da (China)	Ginkgo biloba leaves	Leaf-drying facility operated in conjunction with local partners.

(1) Data for 2005 financial year.

8.2 Environmental issues

8.2.1 Environmental regulations

The Group's activities, particularly the manufacturing facilities that it operates in Western Europe, as well as in China, are regulated by the applicable environmental, health and safety legislation.

In Western Europe, all the Group's manufacturing facilities are located in countries belonging to the European Union (except for the Locarno plant in Switzerland). In the European Union, the environmental legislation covering industrial companies has become much more extensive since the beginning of the 1980s. Production facilities are covered by EC directive 96/61 of 24 September 1996 on integrated pollution prevention and control. This directive introduced a formidable array of specific operating formalities (declaration or filing for authorisation to operate) and covers all the environmental issues potentially facing an industrial plant (waste management, environmental discharges, use, handling and storage of toxic and/or hazardous substances, etc.). This directive has now been enacted into national legislation in every EU member state, and its provisions must be observed at each of the Group's facilities located in these countries.

Furthermore, the European Parliament adopted directive 2004/35 on 21 April 2004 on environmental responsibility related to the prevention and remediation of environmental damage. This directive has implemented an original liability system in which initiatives are to be taken solely by an independent authority that has yet to be created. This directive, which will have to be transposed into national law in EU countries by 30 April 2007, will merely complement the existing civil liability framework in the event of soil or water pollution with which the Group's facilities must already comply.

The Group also operates a manufacturing facility in Switzerland. Swiss environmental, health and safety regulations are similar to those in force in the European Union.

In Western Europe, the Group has all the requisite authorisation for its business activities and conforms to the regulations applicable to its Operations and its manufacturing facilities. This said, owing to the uncertainties inherent in the treatment of environmental issues and the increase in the relevant regulatory standards, the Group cannot rule out the possibility of having to devote additional expenditure to this area going forward.

Given its increasing integration with worldwide international trade channels, China has for several years been developing a specific framework of environmental, health and safety regulations. The manufacturing facilities operated by the Group in China are thus subject to a set regulations in these areas. While the relevant standards are not comparable to those applicable in Western Europe, Chinese environmental, health and safety regulations are poised to be tightened up over the coming years. As in Western Europe, the manufacturing facilities operated by the Group in China hold the authorisations and permits required for their Operations and comply with all the applicable environmental, health and safety regulations.

At all its facilities, the Group believes it does not have any significant exposure to liability for non-compliance with applicable legislation or environmental, health and safety regulations. The Group believes it substantially conforms to all environmental, health and safety legislation and regulations. The Group's policy is to provide a safe workplace that protects the environment and does not affect the health of its employees or that of neighbouring communities.

8.2.2 Environmental impacts of the Group's activities

Following the disposal of the Barcelona facility in 2005 and its classification as a discontinued operation, the plant's figures and ratios were excluded from the data presented in the 2005 environment report and data for 2004 restated accordingly.

▶ 8.2.2.1 Consumption of energy resources, water, raw materials and discharges into water, air and soil

Further efforts to achieve greater energy efficiency

The Group's energy consumption totalled 124,975,000 kWh in 2005, compared with 115,432,000 kWh in 2004, representing an increase of 8.3%, compared with a rise of 4% between 2003 and 2004.

This increase was attributable to the strong rise in production volumes at most facilities and growth totalling 8.4% in sales volumes. Consumption trends at individual plants mirrored trends in production volumes, albeit with a generally favourable and significant differential. This improved energy efficiency was the result of deliberate efforts to reduce consumption at most plants.

The Wrexham facility (United Kingdom) posted a decline of 16.3% in its energy consumption between 2004 and 2005 notably as a result of the halt in production of Hyate: C® in early 2005 and a major awareness-raising campaign. Energy consumption at the Signes facility increased by 4.2% in 2005, while its production rose by 10%. Likewise, energy consumption at the Dublin plant grew by just 10.9% in spite of the 20% increase in its production. Conversely, the Dreux plant recorded a 5.7% increase in its energy consumption (while its production increased by 1.2%) owing notably to the entry into service of refrigeration units to provide better temperature control at the facility.

The ratio of energy consumption to sales posted a satisfactory decline of 0.1% to 153.4 kWh per thousand euros in 2005 from 153.6 in 2004 on a rise of 8.4% in consolidated sales volumes compared with 2004 (pro forma).

Consumption broke down as follows by energy source:

Electricity	45%
Gas	42%
Fuel oil	13%

The proportion of energy consumption accounted for by gas is rising steadily, with the proportion generated by fuel oil moving in the opposite direction. The start-up of the gas installation in Dublin in late 2003 and the discontinuation of fuel oil installations at the Dreux plant at 1 January 2005 were the main contributory factors. Linnea remains the principal facility still using fuel oil. It accounted for 88% of the Group's fuel oil consumption during 2005.

Water consumption tightly controlled in spite of growth in sales

The Group's water consumption came to 597,576 m³ in 2005, representing an increase of 4.6% on the 571,109 m³ recorded in 2004, which was smaller than the increase in production volumes over the same period.

This increase was tightly controlled through initiatives taken to recycle manufacturing and washing process water.

The Signes facility saw another decline in its water consumption, which dropped by 12.2% thanks to improved green space management. Likewise, a project to control and make more efficient use of water was implemented during 2005. Higher water consumption at the Dublin (35%), Wrexham (93%) and Dreux (10%) plants was attributable to research and the repair of leakages during 2005 and/or more effective measuring (meters).

The Isle-sur-Sorgue facility alone accounted for 67% of the Group's water consumption. Its consumption rose by 5.5%, a slower rate of increase than that seen in product volumes, thanks to changes made to manufacturing processes (increased recycling).

The ratio of water consumption to sales posted a very encouraging decline of 3.5% to 0.73 m³ per thousand euros compared with 2004.

The water supply mix at our facilities underwent a change during 2005, with well water increasing by 6.6% to 67% of the total, up from 66% one year earlier. This trend was attributable to the near-shutdown of the well water Operations at the Dreux plant and the increase in consumption at the Isle-sur-Sorgue facility. The latter plant accounted for almost all the well water used by the Group during 2005.

Solid and liquid waste

The Group produced 20,102 tonnes of waste in 2005, up from 19,178 tonnes in 2004, representing an increase of 4.8% or a slower rate of growth than that seen in production volumes over the same period.

Production of solid waste remained stable (down 0.1%) across the Group as a whole. This trend was attributable to a 1.9% reduction in volumes at the Isle-sur-Sorgue waste owing to improved recovery of water from processed sludge, while solid waste volumes increased at the Dreux (9%) and Cork (7.2%) plants in line with the uptrend in production volumes. Conversely, liquid waste volumes grew by 14% owing entirely to the Cork facility, where tonnages increased compared with 2004 as a combined result of higher production (up 6%) and higher accidental water consumption in late 2004 (since remedied), which had an impact on waste volumes in early 2005.

The proportion of recycling is thus steadily increasing, while incineration and landfill volumes are moving in the opposite direction. Significant efforts are underway and/or being developed by the majority of facilities to reuse a larger proportion of their waste. For instance, more and more organic waste is being composted in Cork, paper and cardboard recycling is being developed in Tianjin, and dichloromethane recycling was rolled out at the Signes plant during 2005.

In addition, the Wrexham plant introduced important measures during 2005 to improve waste segregation at the facility. Lastly, plants are increasingly implementing policies to optimise waste treatment by seeking new recycling methods helping to increase the percentage of waste reused.

The stability in the Group's overall waste volumes in spite of higher production shows the benefits deriving from implementation of the Group's management policies for both solid and liquid waste.

Consequently, although total solid and liquid waste tonnages increased by 4.8% at Group level, the ratio of waste to sales decreased by 3.3% to 24.619 kg per thousand euros.

The Group's waste treatment mix during 2005 was as follows:

Recycling	78%
Incineration	8%
Landfills	14%

Improvement in quality of discharges into the air

The Group has made ongoing efforts over the past few years in this area, particularly through the substantial decrease in fuel oil consumption (it declined by 7% compared with 2004, after a 10% fall in 2004 compared with 2003), with the scrapping of this energy source in Dublin at year-end 2003 and at Dreux from 1 January 2005. Of particular significance is the substantial decrease in sulphur dioxide tonnages following the discontinuation of or reduction in the use of fuel oil.

To this end, the Group stepped up its efforts by renewing its plant with special emphasis on modern and more efficient processes, such as changing the gas burners at the Dreux facility.

Furthermore, no major odour problems were encountered across any of our facilities.

Encouraging trend in the effluent to sales ratio

Group-wide effluent volumes totalled 508,749 m³ in 2005, compared with 480,084 m³ in 2004, representing an increase of 6.0%, a smaller rate of increase than that seen in product volumes over the same period.

All the plants recorded lower effluent volumes thanks to specific reprocessing measures and/or efforts to curb inputs, except at the Isle-sur-Sorgue plant. This facility, which leads the way in the treatment of discharges, alone accounts for 71% of the Group's total effluents. It posted a 12% increase during 2005 and was thus the key contributor. This growth in the volume of water discharges was attributable to improved treatment of the sludge sent to landfill (see above) and thus better quality water discharges.

Irrespective of the measures implemented to boost recycling of the manufacturing and washing process water at the facility, the significant growth in production volumes between 2004 and 2005 accounted for this trend. In addition, the increase in effluent volumes at the Isle-sur-Sorgue plant also reflected higher-quality discharges.

Given the increase in the Group's sales, the effluent to sales ratio posted a very encouraging decline of 2.2% to 0.62m^3 per million euros during 2005 compared with 2004 (0.64 m^3 per million euros).

Noise

No particular noise issues were reported at the Group's manufacturing facilities that caused nuisance to neighbours (nuisance was restricted to uninhabited environments).

A few rare cases of high levels of noise (89 dB) were recorded from time to time at the edge of the Tianjin plant in China. This said, certain processes are noisy within facilities and produce noise in confined areas (for instance, the grinding process at the Locarno plant). Specific studies are currently being carried out with a view to implementing remedial measures.

Of particular interest among the noise-reduction projects implemented is the noise-reduction wall built during 2004 at the Dreux site around the central water cooling installation.

Soil pollution

The Group attaches a very high level of importance to the issue of the impact of its Operations on the soil in and around its plants. It is therefore very pleased to note that no instances of soil pollution were recorded at the Group's facilities in 2005.

The previous practice of spreading discharges on a limited area of the facility (no longer used) may have contributed to the presence of ammonium sulphate in higher-than-average concentrations in certain locations.

This issue is monitored on a regular basis by the local environmental authorities, which have confirmed the steady decline in this modest contamination without any other action.

To mitigate such risks, the Group conducts preventative measures, such as storing all potentially hazardous products in secondary containment areas.

▶ 8.2.2.2 Biological equilibrium, natural habitats and protected species

The Group's policy is to provide a safe workplace that protects the environment and does not affect the health of its employees or that of neighbouring communities. The preservation of biological equilibriums, conservation of natural habitats and protection of protected species are monitored carefully.

In accordance with article 148-3-2° of decree no. 67-236 of 23 March 1967, the measures taken to curb impacts on biological equilibriums, natural habitats and protected plant and animal species are embedded in the Group's general environmental protection program and are, more specifically, reflected in the significant reduction in sulphur dioxide emissions and in much slower growth in effluent discharges, water consumption and waste production than in the Group's sales.

▶ 8.2.2.3 Environmental certification

Environmental protection remains a constant priority for the Group, which is pursuing a bold accreditation policy for its manufacturing facilities. Under this policy, the Group's Operations, particularly its manufacturing facilities in Western Europe and in China, comply with the environmental, health and safety requirements applicable under the legislation.

Western Europe

In Western Europe, all the Group's manufacturing facilities are located in countries belonging to the European Union (except for the Locarno plant in Switzerland). In the European Union, the environmental legislation covering industrial companies has become much more extensive since the beginning of the 1980s. Production facilities are covered by EC directive 96/61 of 24 September 1996 on integrated pollution prevention and control. This directive introduced a formidable array of specific operating formalities (declaration or filing for authorisation to operate) and covers all the environmental issues potentially facing an industrial plant (waste management, environmental discharges, use, handling and storage of toxic and/or hazardous substances, etc.). This directive has now been enacted into national legislation in every EU member state, and its provisions must be observed at each of the Group's facilities located in these countries.

In addition, negotiations are continuing concerning an EU directive concerning implementation of a liability system in the event of environmental damage. This may apply to the Group's activities. The system implemented would then complement the existing civil liability framework in the event of soil or water pollution with which the Group's facilities must already comply.

The Group also operates a manufacturing facility in Switzerland. Swiss environmental, health and safety regulations are similar to those in force in the European Union.

The Group's commitment to environmental protection is embodied in its achievement in July 2004 of ISO 14001 version 2004 certification for the Isle-sur-Sorgue facility, which was renewed following a follow-up audit in July 2005. Meanwhile, the Wrexham plant secured Green Dragon Level 3 certification from the local environmental authorities, demonstrating the success of its corporate initiatives.

In addition, the Cork and Dublin plants in Ireland embarked during 2005 on a process of ISO 14001 version 2004 certification, with the audit scheduled in late 2006 in Cork and mid-2007 in Dublin.

China

Given its increasing integration with international trade channels, China has for several years been developing a specific framework of environmental, health and safety regulations. The manufacturing facilities operated by the Group in China are thus subject to a set of regulations in these areas. While the relevant norms are not comparable to the standards applicable in Western Europe, Chinese environmental, health and safety regulations are poised to be tightened up over the coming years. As in Western Europe, the manufacturing facilities operated by the Group in China do not have any polluting activities (plantations and packaging) and hold the authorisations and permits required for their Operations and comply with all the applicable environmental, health and safety regulations.

Aside from these points, the Group undertakes to abide in China by the good manufacturing practices employed in Europe as part of its global vision concerning the environmental impact of its activities.

Accordingly, the Tianjin plant was awarded an environment certificate by the local environmental authorities in December 2005.

▶ 8.2.2.4 Spending on the prevention of environmental impacts and on regulatory compliance

Since environmental protection remains a permanent priority for the Group, it regularly invests in this area.

The principal investments made during 2005 linked to environmental protection were as follows:

- replacement of carbon adsorption agents in Cork;
- introduction of closed circuits for cooling water at Dreux;
- implementation of a filter-press to treat sludge at l'Isle-sur-Sorgue;
- creation of containment storage solutions for hazardous liquids at the l'Isle-sur-Sorgue plant.

In addition to this expenditure, the Group pursued campaigns during 2005 at most of its facilities to raise users' awareness about energy consumption, and all energy-consuming investments are now assessed and undergo an energy review by the Group's industrial department.

▶ 8.2.2.5 Internal management resources for environmental issues

Responsibility for environmental protection at each plant is assigned to a person identified by name. In 2005, 17 staff were involved in this organisation across the Group as a whole. It is managed by the head of the Health-Safety-Environment function for the whole of the Group's Industrial department.

Specific measures to treat a case of accidental pollution were implemented at five of the Group's manufacturing facilities.

A total of 100% of the Group's facilities stated that they complied with local environmental standards in 2003, 2004 and 2005.

▶ 8.2.2.6 Provisions and guarantees for environmental risks, compensation and litigation

Regular surveys of environmental risks are carried out and proactive policies are implemented to mitigate these risks. As a result, the Group does not have significant exposure to liability for environmental damage or, more generally, for remediation of environmental damage caused by its Operations.

Accordingly, it has not set aside any specific provisions or guarantees in respect of any identified environmental risk. Likewise, during 2003, 2004 and 2005, no ruling or compensation payments in respect of environmental damage caused by one of the Group's manufacturing facilities were brought to the Group's attention.

Foreign subsidiaries

The Group's environment policy is applied to the same standards everywhere the Group does business. Bold management principles for environmental issues and a proactive attitude are consistently applied at all the Group's foreign subsidiaries, in conjunction with local regulations.



Review of the financial position and results in the pro forma consolidated financial statements for the years ended 31 December 2005 and 31 December 2004

The Group's 2005 financial statements show a strong increase in consolidated net profit (Group share), which totalled €148.6 million, up 26.4% vs. 2004. Over the same period, net profit from continuing Operations grew a stronger 37.5%.

Consolidated sales advanced 7.4%, against 2004. The increase was fuelled by the growth of products in targeted therapeutic areas and strong sales momentum in international markets, despite downward price pressures in Major Western European Countries. Other revenues were up €17.5 million, representing a 27.6% increase vs. 2004, spurred by growth in royalties and milestones payment.

The Group incurred no restructuring costs or impairment losses during the year 2005. By comparison, in 2004, it reported €10.4 million in restructuring costs and €10.8 million in impairment losses. Operating margin improved to 23.0% of sales (compared with 20.8% on a comparable structure basis and 20.5% as published at 31 December 2004), despite an increase in R&D spend reaching 20.9% of sales in 2005 vs 19.1% in 2004. The effective tax rate in 2005, amounting to 19.1% of consolidated net profit pre-tax from continuing Operations, improved compared with 28.6% in 2004, and notably benefited from the non-recurring recognition of a deferred tax assets at some of the Group's subsidiaries.

9.1 Major developments in the period under review

9.1.1 Group reorganisation and initial public offering

In June 2005, the Group restructured its organisation. The Luxembourg-registered Mayroy S.A. parent company transferred all of its directly held operating assets and equity interests to the Company. A detailed description of the reorganisation is presented in paragraph 7.2 of the present reference document and in note 1 of the notes to the pro forma financial consolidated statements for 2005.

Following the reorganisation, the Company held all the Group's operating assets and equity interests, while Mayroy S.A. held 100% of the Company's share capital and voting rights.

On 22 November 2005, the Board of Directors launched an initial public offering process to list Ipsen on the Eurolist by Euronext™ stock market. The initial price was set at €22.20 per share on 6 December 2005. Trading of Ipsen shares began on 7 December 2005, and the corresponding closing took place 9 December 2005. Lastly, the greenshoe option was exercised on 14 December 2005.

The Public offering included:

- the issuance of 8,838,515 new shares, including greenshoe option shares, for a capital increase totalling €196,215,033;
- an offering of 6,900,000 existing shares.

In addition, 249,678 new shares were issued by Ipsen under a €4,434,281.28 capital increase reserved for employees. Matching contributions and a discount provided by the Group represented an expense of €2.0 million in 2005.

The fees and expenses arising from the IPO totalled €8.8 million. They were booked in full against the capital increase share premium.

Following the IPO, Ipsen's share capital was composed of 84,024,683 shares, of which 80.97% was held by the Mayroy company, 0.30% was owned by employees, and 18.73% was held by the public.

9.1.2 Partnerships

- On 10 May 2005, the Group signed an agreement with companies of the F. Hoffmann-La Roche Ltd group ("Roche") cancelling a contract signed 13 December 2002, relating to the shared development of Diflomotecan® and BN 80927, two products derived from the Group's research in the Oncology therapeutic area. Under this agreement, Roche paid the Group a fixed sum and transferred ownership of its industrial property rights on the products to the Group. In addition, it was agreed that if the Group sold the rights of the two products to a third party, then the Group would pay Roche a fixed sum that would gradually decrease in size over time.
- On the same day, the Group signed a transaction with Roche ending a licensing agreement in progress and settling a dispute over royalties owed to Roche for sales of Decapeptyl® in some markets. Under the terms of the settlement, the Group paid Roche a fixed sum for royalties that Roche had claimed on sales recorded by the Group before 31 December 2004. In exchange, Roche agreed not to claim any further royalties from the Group regarding the exploitation of Decapeptyl® after that date. After factoring in the impact of halting the two contracts during the period, the two finalised agreements resulted in a non-recurring €1.8 million charge against the Group's 2005 operating profit, vs. operating profit at 31 December 2004.
- On 18 October 2005, the Group sold assets belonging to its Spanish subsidiary to Faes Farma. The assets were used to promote and sell primary care products, including analgesics and Lasa brand generic drugs, with the exception of Tanakene® which remains within the Group. The products sold were marketed solely in Spain by the Group. Under the agreement, the Group transferred ownership of the aforementioned products, as well as the corresponding distribution network to Faes Farma. It also agreed to continue manufacturing the products for Faes Farma until April 2007 at the latest. On 12 December 2005, the Group announced that it would close its Barcelona plant, as soon as its manufacturing commitment to Faes Farma had terminated, and provisioned for all related closure costs in 2005. The Group recorded the net profit generated by the activities sold, amounting to €4.4 million,

under "discontinued Operations activities" retrospectively as of 1 January 2005. This amount includes €3.9 million in capital gains from the sale net of provisions to shutter the production plant, €0.8 million pre-tax profit from Operations before the divestiture and continued manufacturing Operations after the divestiture and €0.3 million of income tax charge. Following the disposal, the Operations of the Group's Spanish subsidiary were refocused on marketing the Group's specialised pharmaceutical products, including Decapeptyl®, Testim® 50 mg Gel, Somatuline® Autogel®, NutropinAq®, and Dysport®, and on Research and Development in the targeted therapeutic areas, in accordance with Group strategy.

- On 24 October 2005, the Group sold the exclusive rights to market and sell Tenstaten® in France to Recordati for an initial period of seven years beginning 1 January 2006. The Group, which developed and marketed the product in France until that date, realised sales of Tenstaten® in excess of €12 million in 2004 and €11.3 million in 2005. To acquire the rights, Bouchara Recordati paid the Group slightly more than annual Tenstaten® sales. The Group supplies Tenstaten® to Bouchara Recordati, Recordati's French subsidiary, which markets the product. The Group is also performing various services for Bouchara Recordati during the launch period.
- On 21 November 2005, the Group signed an agreement with Pfizer to promote Artotec® in France for an initial two-year period beginning 1 January 2006. Artotec® is a non-steroidal anti-inflammatory drug used to treat symptoms of rheumatoid arthritis. In 2004, the product generated French sales of more than €9 million. As a result of the Group has been granted the rights to promote Artotec® with its existing French sales force to general practitioners and specialists. The agreement will only begin to impact the Group's performance significantly from 2006 onwards.
- On 20 December 2005, the Group and Inamed agreed to cancel their development and distribution contract of 30 July 2002, subject to the closing of the acquisition of Inamed by Allergan Group. Under the terms of the termination agreement, all Group rights to the pharmaceutical product based on botulinum toxin type A will be sold back to the Group, as well as the world rights to the Reloxin® trade mark. In exchange, the Group will pay Inamed USD$10 million. Until the acquisition of Inamed is completed by Allergan – which would automatically trigger the cancellation agreement – Inamed is responsible for carrying out phase III clinical trials of Reloxin® and preparing the clinical side of the regulatory requirements for obtaining FDA approval of the drug (see paragraph 22.1.3 of the present Registration Document for more details on this contract).

9.1.3 Debt refinancing

Until 17 June 2005, the Company and some of its subsidiaries benefited from credit facilities provided under an umbrella agreement signed by its shareholder, Mayroy S.A. The Company signed four new loan agreements on 17 June 2005, and the previous facilities have been cancelled by Mayroy S.A. and the Company.

9.1.4 Government measures

European governments continued to roll out measures aimed at reducing public healthcare spending, impacting the Group's sales and earnings in 2005:

- **in France**, growing sales of reimbursable drugs under the country's national health plan triggered the imposition of a contractual sales discount on pharmaceutical companies, including the Group, which signed an agreement with the *Comité Economique des Produits de Santé* (CEPS, or the Economic Committee for Health Products). In 2005, the agreement resulted in an additional charge of €2.3 million, which was recorded as a reduction in the Group's sales figures. The Group did not have to pay this charge in 2004, where is offset its then lower contractual sales discount against a credit deriving from a previous decrease in prices;
- **in Germany**, reference prices were established for drugs in some therapeutic classes. As a result, the 16% tax on drug sales implemented in 2004, was lowered to 6% effective 1 January 2005;
- **in Italy**, a 6.8% discount on drug sales enacted at the end of June 2004 was repealed on 31 October 2005. Furthermore, following a government decision taken in 2003, the share of sales to hospitals grew to 52.0% of the total sales of the company in 2005, vs. 43.0% at the end of December 2004. Accordingly, the share of sales to distributors declined. Sales prices to hospitals are significantly lower than sales prices to wholesalers;
- **in the UK**, an average 7% price reduction for drugs came into force effective 1 January 2005, under the Pharmaceutical Price Regulation Scheme (PPRS);
- **in Spain**, after the government annulled the "pacto social", an additional price decrease representing 4.2% of drug sales was put into effect on 1 February 2005;
- **in Belgium**, Decapeptyl® prices were reduced 14% on 1 July 2005, in compliance with the law, followed by a second price reduction amounting to 2% in September 2005.

Due to government intervention or market pressures in some countries, lower drug prices negatively impacted sales by €8.2 million in 2005, compared with 2004, representing a reduction in sales growth of 1.1 percentage points in the year to 31 December 2005;

European governments are pursuing further measures to reduce public spending on healthcare. Those measures are likely to have an impact on the Group's results going forward:

- **in France**, the sales tax for pharmaceutical laboratories was increased to 1.76% in 2006, up from 0.6% in 2005. This payment is not tax deductible. The increased rate will trim €4 million from the Group's operating profit in 2006. In addition, Bedelix®, which generated sales of €9.0 million in France in 2005, will be withdrawn from the list of drugs reimbursable under the national health plan as of 1 March 2006. The price of Ginkor Fort®, which generated sales of €57.5 million in France in 2005, was down 15% on 1 February 2006. French authorities also decided to lower the reimbursement rate of veinotonic class drugs, such as Ginkor Fort®, to 15% beginning 1 February 2006 until 31 December 2007, those drugs being struck from the list of reimbursable drugs as of 1 January 2008. Lastly, the French Health Ministry on 23 February 2006 announced that the country's supreme healthcare authority's Transparency Commission had committed to conducting a new assessment in 2006 of the medical benefits of 141 drugs, including vasodilators such as Tanakan®. Following the assessment, the Transparency Commission will publish a notice of medical benefits of the drugs reviewed. The supreme healthcare authority will then issue a recommendation to the Health Ministry;
- **in Italy**, the Health Ministry announced, applicable on 16/01/2006, a 4.4% price reduction for all pharmaceutical products reimbursable under the national healthcare plan, along with an additional 1% discount on sales to wholesalers;
- **in Spain**, an additional 2% price decrease was decided, effective 1 February 2006.

9.2 Analysis of results

9.2.1 Comparison of consolidated sales for the years ended 31 December 2005 and 31 December 2004

In 2005, the Group realised net sales of €807.1 million, up 7.4% on a comparable structure basis, and up 7.3% on a comparable structure and exchange rate basis, vs. sales of €751.5 million in 2004. The growth was achieved despite the severe negative impact of price reductions imposed by government authorities in Europe. In 2005, with all else being equal, the impact of government measures dragged sales down by €8.2 million, compared with 2004.

The following table shows sales by therapeutic area at 31 December 2005 and 2004:

	2005		2004 on a comparable structure basis		2005/2004 variation on a comparable structure basis		2004 Published		2005/2004 variation Published	
(in thousands of euros)	Amount	% of sales	Amount	% of sales	Amount	%	Amount	% of sales	Amount	%
Products in targeted therapeutic areas										
Oncology	210,728	26.1%	198,878	26.5%	11,850	6.0%	199,939	26.0%	10,789	5.4%
Endocrinology	87,996	10.9%	73,104	9.7%	14,892	20.4%	73,104	9.5%	14,892	20.4%
Neuromuscular disorders	92,478	11.5%	82,278	10.9%	10,200	12.4%	83,411	10.9%	9,067	10.9%
Sub-total	391,202	48.5%	354,260	47.1%	36,942	10.4%	356,454	46.4%	34,748	9.7%
Primary care products										
Gastroenterology	141,075	17.5%	134,477	17.9%	6,598	4.9%	135,236	17.6%	5,839	4.3%
Cognitive disorders	120,960	15.0%	116,348	15.5%	4,612	4.0%	116,348	15.2%	4,612	4.0%
Cardiovascular	115,619	14.3%	110,838	14.7%	4,781	4.3%	115,565	15.1%	54	0.0%
Sub-total	377,654	46.8%	361,663	48.1%	15,991	4.4%	367,149	47.8%	10,505	2.9%
Other therapeutic areas										
Other drugs	7,021	0.9%	6,688	0.9%	333	5.0%	14,709	1.9%	(7,688)	(52.3)%
Total drug sales	**775,877**	**96.1%**	**722,611**	**96.2%**	**53,266**	**7.4%**	**738,312**	**96.2%**	**37,565**	**5.1%**
Operating activities related to drugs	31,237	3.9%	28,928	3.8%	2,309	8.0%	29,513	3.8%	1,724	5.8%
Total sales	**807,114**	**100.0%**	**751,539**	**100.0%**	**55,575**	**7.4%**	**767,825**	**100.0%**	**39,289**	**5.1%**

In 2005, prescription drug sales totalled €775.9m, representing 96.1% of the Group's total sales. That result was up 7.4% on the €722.6m in prescription drug sales achieved in 2004, when prescription drug sales represented 96.2% of the Group's total sales. An analysis of the growth follows:

▶ Products in targeted therapeutic areas

Sales of products in targeted therapeutic areas rose 10.4% to €391.2 million in 2005, vs. €354.3 million in 2004. Fuelled by the strong performance of endocrinology products, the share of sales in targeted therapeutic areas grew to represent 48.5% of the Group's consolidated sales in 2005, compared with a 47.1% share in 2004.

- **In oncology**, sales advanced 6.0% to €210.7 million at 31 December 2005, against €198.9 million a year earlier. The improvement came despite the negative €4.8 million impact of price reductions imposed on Decapeptyl®, notably in Spain, Belgium, the UK, and Italy.
- **In endocrinology**, sales totalled €88.0 million, up 20.4% and up 20.5%, excluding the forex impact, vs. €73.1 million in 2004. Sales momentum was driven by the strong performance of the Somatuline® Autogel® formulation, as well as the first favourable effects of the launch of NutropinAq® in Germany, the UK, Spain, and France. The sharp increase in 2005 sales was realised against a 2004 sales performance boosted by the launch of the Somatuline® Autogel® formulation in several countries.
- **In neuromuscular disorders**, sales, exclusively represented by Dysport®, totalled €92.5 million at 31 December 2005. That result represents a rise of 12.4% overall and a rise of 11.8%, excluding the forex impact, vs. 31 December 2004.

▶ Primary care products

At 31 December 2005, sales of the Group's primary care drugs amounted to €377.7 million, up 4.4% overall and up 4.3%, excluding the forex impact, against €361.7 million a year earlier. The main driving forces behind the growth included the renewed sales momentum of Tanakan® and Ginkor®, and the strong sales performances of Nisis® and Nisisco®, despite a highly competitive market.

- **In gastroenterology**, sales totalled €141.1 million at 31 December 2005, representing an increase of 4.9% overall and an increase of 4.6%, excluding the forex impact, compared with sales of €134.5 million a year earlier. The growth resulted primarily from the overall performance of the range, notably in Russia and China. Owing to the low incidence of gastroenteritis in France in December 2005, sales of Smecta® were not as high as expected in this market.

- **In the cognitive disorders area**, sales advanced 4.0% to 121.0 million at 31 December 2005, vs. €116.3 million a year earlier.
- **In the cardiovascular area**, the Group realised sales of €115.6 million, up 4.3% against sales of €110.8 million in 2004, mainly on the back of significant sales growth of Nisis® and Nisisco®.

▶ Other therapeutic areas

Other therapeutic areas generated sales of €7.0 million, representing a rise of 5.0% vs. 2004.

▶ Operating activities related to drugs

Sales from drug-related operating activities, i.e. the sale of active agents and raw materials, advanced 8% to €31.2 million in 2005. This activity accounted for 3.9% of the group's total sales at 31 December 2005, vs. 3.8% a year earlier.

Group sales by drug for the years ended 31 December 2005 and 31 December 2004 are presented in the following table:

(in thousands of euros)	2005		2004 on a comparable structure basis		2005/2004 variation on a comparable structure basis		2004 Published		2005/2004 variation Published	
Drug trade name	**Amount**	**% of sales**	**Amount**	**% of sales**	**Amount**	**%**	**Amount**	**% of sales**	**Amount**	**%**
Decapeptyl® (1)	210,606	26.1%	198,571	26.4%	12,035	6.1%	198,571	25.9%	12,035	6.1%
Tanakan®	120,960	15.0%	116,348	15.5%	4,612	4.0%	116,348	15.2%	4,612	4.0%
Dysport® (1)	92,478	11.5%	82,278	10.9%	10,200	12.4%	82,278	10.7%	10,200	12.4%
Somatuline® (1)	81,751	10.1%	72,061	9.6%	9,690	13.4%	72,061	9.4%	9,690	13.4%
Smecta®	67,465	8.4%	64,574	8.6%	2,891	4.5%	64,574	8.4%	2,891	4.5%
Ginkor Fort®	61,162	7.6%	58,999	7.9%	2,163	3.7%	58,999	7.7%	2,163	3.7%
Forlax®	42,771	5.3%	39,382	5.2%	3,389	8.6%	39,382	5.1%	3,389	8.6%
Nisis® and Nisisco®	41,525	5.1%	37,154	4.9%	4,371	11.8%	37,154	4.8%	4,371	11.8%
Nutropin®	5,740	0.7%	824	0.1%	4,916	596.4%	824	0.1%	4,916	596.4%
Other products	51,419	6.4%	52,420	7.0%	(1,001)	(1.9)%	68,121	8.9%	(16,702)	(24.5)%
Total drug sales	**775,877**	**96.1%**	**722,611**	**96.2%**	**53,266**	**7.4%**	**738,312**	**96.2%**	**37,565**	**5.1%**
Drug related sales	31,237	3.9%	28,928	3.8%	2,309	8.0%	29,513	3.8%	1,724	5.8%
Total sales	**807,114**	**100.0%**	**751,539**	**100.0%**	**55,575**	**7.4%**	**767,825**	**100.0%**	**39,289**	**5.1%**

(1) Peptide- or protein-based products.

- **Decapeptyl®** – In 2005, sales of Decapeptyl® reached €210.6 million, up 6.1% vs. the previous year. Growth was hampered by lower regulatory prices imposed in a number of Western European markets, including Italy, Spain, Belgium, and the UK. The aggregate impact of the price reductions cut sales growth by 2.4 percentage points, or €4.8 million. Sales volumes rose a buoyant 8.5% in 2005.
- **Tanakan®** – Sales of Tanakan® increased 4.0% to €121.0 million in 2005, confirming the drug's steady sales growth. In France, which accounted for 73.2% of Tanakan's® worldwide sales in 2005, growth was achieved in a globally declining market. Sales were also satisfactory in other markets where the drug is sold, primarily in Eastern European countries and China.

- **Dysport®** – Sales of Dysport® advanced 12.4% to €92.5 million in 2005, primarily as a result of growth in the drug's main markets of the UK and Germany, as well as in Italy. Good sales performances were also achieved in Central and Eastern European markets, which offset the negative impact of price pressures from heightened competition in Iran and Mexico.
- **Somatuline®** – Sales of Somatuline® rose 13.4% to €81.8 million in 2005, fuelled by growth in France, the UK, Greece and Italy, where the Autogel® formulation was launched in February 2005. Together, these four markets accounted for two thirds of the drug's sales volume growth. The advance, however, was affected at the end of 2005 by a drop in orders from Italian wholesalers and hospitals in the wait for regulatory price reductions set to take effect in that market in mid-January 2006, as well as by the imposition of price reductions in Spain in early 2005.
- **Smecta®** – Sales of Smecta® grew 4.5% to €67.5 million at 31 December 2005. The product performed notably well in China.
- **Ginkor Fort®** – Sales of Ginkor Fort®, realised mainly in France, totalled €61.2 million, up 3.7% vs. 2004.
- **Forlax®** – Sales of Forlax® increased 8.6% to €42.8 million in 2005, owing notably to strong sales growth in the Benelux region, Algeria, and France – the drug's largest market – which benefited from the launch of a paediatric formulation in June 2005.
- **Nisis® and Nisisco®** – Sales of Nisis® and Nisisco® totalled €41.5 million, up 11.8% over 2004. The growth was achieved in a competitive market environment.
- **NutropinAq®** – Sales of NutropinAq® reached €5.7 million at 31 December 2005, up from €0.8 million a year earlier. Launched in the spring of 2004, the drug continued to make steady inroads and is now marketed in the Group's major European markets, including France, Spain, Italy, Germany, and the UK, as well as in other countries.
- With **Decapeptyl®**, Dysport® and Somatuline®, sales of Ipsen's peptide- or protein-based products rose 9.0% to €384.8 million at 31 December 2005, accounting for 47.7% of the Group's total sales for the year. That performance compares with sales of €352.9 million, representing 47.0% of the Group's total consolidated sales at 31 December 2004.

Sales by geographical region

In 2005 and 2004, the Group generated sales in the following geographical regions:

	2005		2004 on a comparable structure basis		2005/2004 variation on a comparable structure basis		2004 Published		2005/2004 variation Published	
(in thousands of euros)	Amount	% of sales	Amount	% of sales	Amount	%	Amount	% of sales	Amount	%
France	360,908	44.7%	345,931	46.0%	14,977	4.3%	345,931	45.1%	14,977	4.3%
Spain	52,005	6.4%	53,291	7.1%	(1,286)	(2.4)%	69,558	9.1%	(17,553)	(25.2)%
Italy	65,980	8.2%	62,057	8.3%	3,923	6.3%	62,057	8.1%	3,923	6.3%
Germany	39,462	4.9%	33,087	4.4%	6,375	19.3%	33,087	4.3%	6,375	19.3%
United Kingdom	28,932	3.6%	25,329	3.4%	3,603	14.2%	25,329	3.3%	3,603	14.2%
Major Western European Countries	547,287	67.8%	519,695	69.2%	27,592	5.3%	535,962	69.8%	11,325	2.1%
Other European Countries	155,893	19.3%	135,580	18.0%	20,313	15.0%	135,584	17.7%	20,309	15.0%
Asia	52,087	6.5%	45,104	6.0%	6,983	15.5%	45,104	5.9%	6,983	15.5%
North America		0.0%	264	0.0%	(264)	(100.0)%	264	0.0%	(264)	(100.0)%
Other countries in the Rest of the World	51,847	6.4%	50,896	6.8%	951	1.9%	50,911	6.6%	936	1.8%
Rest of the World	103,934	12.9%	96,264	12.8%	7,670	8.0%	96,279	12.5%	7,655	7.9%
Total sales	**807,114**	**100.0%**	**751,539**	**100.0%**	**55,575**	**7.4%**	**767,825**	**100.0%**	**39,289**	**5.1%**

- At 31 December 2005, sales generated in **Major Western European Countries** totalled €547.3 million, an increase of 5.3% over 2004. Growth was affected by price decreases imposed on Decapeptyl® and Somatuline®/Autogel® in Spain, Italy, the UK, and Belgium, as well as by the contractual discounts imposed in France, as noted earlier. As a result, sales volume growth, which was 6.6%, was 1.3 percentage points higher than sales growth. The good performance in this geographical segment was derived from the buoyant sales of primary care products in France, sales of Dysport®, and the launch of the Somatuline® Autogel® formulation in Italy and Germany.
- **In Other European Countries**, sales increased 15.0% to €155.9 million at 31 December 2005. The satisfactory growth recorded in Central and Eastern European markets, as well as in the Commonwealth of Independent States, was tempered by weaker performances in other Western European markets, notably Belgium, where the price of Decapeptyl®, the main product in that market, was reduced 16%.
- **In the Rest of the World**, sales advanced 8.0% to €104.0 million in 2005. Asia was the primary driver of growth, particularly China, where sales grew at a strong pace owing notably to Smecta® and Decapeptyl®. Growth remained weaker in the Middle East and Latin America.

9.2.2 Comparison of the consolidated income statement for the years ended 31 December 2005 and 31 December 2004

A comparison of the income statement is presented below:

	2005		2004 on a comparable structure basis			Published 2004	
	(in thousands of euros)	% of revenues	(in thousands of euros)	% of revenues	2005/2004 variation on a comparable structure basis	(in thousands of euros)	2005/2004 variation
Sales	807,114	90.9%	751,539	92.2%	7.4%	767,825	5.1%
Other revenues	80,738	9.1%	63,287	7.8%	27.6%	63,287	27.6%
Total revenues	**887,852**	**100.0%**	**814,826**	**100.0%**	**9.0%**	**831,112**	**6.8%**
Cost of goods sold	(171,042)	(19.3)%	(165,658)	(20.3)%	3.2%	(173,832)	(1.6)%
Research and Development expenses	(169,025)	(19.0)%	(143,227)	(17.6)%	18.0%	(143,243)	18.0%
Selling, general and administrative expenses	(364,135)	(41.0)%	(330,390)	(40.5)%	10.2%	(337,182)	8.0%
Other operating income and expenses	1,169	0.1%	2,123	(0.3)%	ns	2,123	ns
Restructuring costs	530	0.1%	(10,436)	(1.3)%	ns	(10,840)	ns
Impairment losses	-	-	(10,757)	(1.3)%	ns	(10,757)	ns
Operating profit	**185,349**	**20.9%**	**156,481**	**19.2%**	**18.4%**	**157,381**	**17.8%**
Income from cash and cash equivalents	1,952		2,184	-	-	2,184	-
Cost of gross financial debt	(7,870)		(11,004)	-	-	(11,004)	-
Cost of net financial debt	(5,918)	(0.7)%	(8,820)	(1.1)%	(32.9)%	(8,820)	(32.9)%
Other interest income and expense	(632)	(0.1)%	(466)	(0.1)%	ns	(466)	ns
Income tax	(34,208)	(3.9)%	(42,039)	(5.2)%	(18.6)%	(42,134)	(18,8)%
Net profit from continuing Operations	**144,591**	**16.3%**	**105,156**	**12.9%**	**37,5%**	**105,961**	**36,5%**
Net profit from discontinued Operations	**4,416**	**0.5%**	**12,748**	**1.6%**	**(65,4)%**	**11,943**	**(63,0)%**
Consolidated net profit	149,007	16.8%	117,904	14.5%	26,4%	117,904	26,4%
Group share	148,638	-	117,638	-	-	117,638	-
Minority interests	369	-	266	-	-	266	-

Other revenues

In 2005, other revenues, which included royalties and milestone payments from partners and for various services, totalled €80.7 million, up 27.6% vs. €63.3 million in 2004.

Breakdown of other revenues:

(in thousands of euros)	2005	2004	2005/2004 variation Amount	%
Breakdown by revenue type				
Royalties received	45,049	33,207	11,842	35.7%
Milestone payments – licensing agreements	21,126	11,322	9,804	86.6%
Other (co-promoting revenues, recharging)	14,563	18,758	(4,195)	(22.4)%
Total other revenues	**80,738**	**63,287**	**17,451**	**27.6%**

- The increase in royalties received resulted primarily from the growth in royalties generated by the Kogenate® license, which totalled €42.0 million compared with €30.5 million in 2004.
- The rise in milestone payments generated by Research and Development partnerships stemmed from the acceleration of the BIM 51077 development programme conducted in partnership with Roche, as well as the booking of a fixed sum resulting from the cancellation of a Research and Development agreement.
- The decline in other revenues was due to the decrease in billings for R&D services owing to the cancellation of the aforementioned research agreement.

Cost of goods sold

In 2005, cost of goods sold totalled €171.0 million, representing 21.2% of sales. By comparison, in 2004, cost of goods sold amounted to €165.7 million, representing 22.0% of sales. The favourable downtrend was notably due to the impact of higher production volumes and faster growth of sales of products with higher margins. Furthermore, the improved productivity offset the erosion in margins sparked by price reductions in some markets in 2005.

Research and Development expenses

A comparison of Research and Development expenses for the years ended 31 December 2005 and 31 December 2004 is presented in the following table:

(in thousands of euros)	2005	2004	2005/2004 variation Amount	%
Breakdown by expense type				
Drug-related Research and Development [1]	145,805	126,203	19,602	15.5%
Industrial development [2]	18,333	12,259	6,074	49.5%
Strategic development [3]	4,887	4,765	122	2.6%
Total	**169,025**	**143,227**	**25,798**	**18.0%**

(1) Drug-related Research and Development is aimed at identifying new agents, determining their biological characteristics and developing small-scale manufacturing processes. Pharmaceutical development enables the process whereby active agents become regulatory approved drugs. It is furthermore used to improve existing drugs and to research new therapeutic indications for those drugs. Patent-related costs are included in this type of expense.

(2) Includes chemical, biotechnical and development-process research costs to industrialise the small-scale production of agents developed by the research laboratories.

(3) Includes costs incurred for research into new product licenses or establishing partnership agreements.

Research and Development expenses increased 18% to €169.0 million, representing 19.0% of revenues and 20.9% of sales in 2005. That compares with 2004, when Research and Development expenses totalled €143.2 million, representing 17.6% of revenues and 19.1% of sales.

- In 2005, *main Research and Development projects* concerned phase III clinical trials for Somatuline® and Dysport® with a view to preparing for their filing with the FDA in the US, as well as development of the BIM 51077 product in partnership with Roche. The growth in drug-related Research and Development expense notably reflected the full-year impact of the Group having strengthened its clinical development teams in 2004.
- *In the area of industrial development*, the new primary production facility in Wrexham, UK, which manufactures the active ingredient for Dysport®, was put into production for clinical stocks at the end of June 2004. The corresponding operating costs were then recorded as industrial development expenses. In 2005, these expenses were booked over the full year, whereas they were recorded only for the second half of 2004, which explains the increase in this item.

Selling, general and administrative expenses

A comparison of selling, general and administrative expenses for the years ended 31 December 2005 and 31 December 2004 is presented in the following table:

			2005/2004 variation	
(in thousands of euros)	2005	2004	Amount	%
Breakdown by expense type				
Royalties paid	29,033	25,894	3,139	12.1%
Taxes and sales tax	11,142	7,877	3,265	41.4%
Other sales and marketing expenses	255,183	239,510	15,673	6.5%
Selling expenses	**295,358**	**273,281**	**22,077**	**8.1%**
General and administrative expenses	**68,777**	**57,109**	**11,668**	**20.4%**
Total	**364,135**	**330,390**	**33,745**	**10.2%**

In 2005, *selling, general and administrative expenses* increased 10.2% to €364.1 million, representing 45.1% of sales. That result compares with €330.4 million in 2004, representing 44.0% of sales.

- *Selling expenses* amounted to €295.4 million, or 36.6% of sales in 2005. When expressed as a percentage of sales, the result shows a slight increase vs. 2004, when selling expenses reached €273.3 million. Notably included in selling expenses were royalties paid to third-parties on the sales of products marketed by the Group. These totalled €29.0 million in 2005, up 12.1% over 2004, owing to the sales growth of the corresponding products. Some taxes and sales taxes were also included, mainly from France, totalling €11.1 million, up 41.4% vs. 2004. In 2005, other sales and marketing expenses amounted to €255.2 million, rising 6.5% vs. €239.5 million in 2004. That increase was less than sales growth, despite sustained support for newly launched products, particularly Nisis® and Nisisco® in France, and Somatuline® Autogel® and NutropinAq® in several markets.
- *General and administrative expenses* grew 20.4% to €68.8 million, an increase of €11.7 million over 2004. Of that amount, €2.2 million were non-recurring expenses. In addition, general and administrative expenses included a €2.3 million increase in insurance premiums and other taxes in 2005, while administrative and control structures at the Group's central services and in some fast growing Eastern European countries were also reinforced.

Restructuring costs and impairment losses

The Group incurred no restructuring costs or impairment losses in 2005. In 2004, a charge of €10.4 million was recorded to cover all the costs associated with halting the production of Hyate:C® and restructuring costs in Spain. Furthermore, a €10.8 million charge was booked in 2004 owing to the impairment of goodwill during the acquisition of Stérix, a company whose sole activity was to lead high-risk pharmaceutical research projects.

Operating profit

As a result of the items mentioned above, the Group's operating profit advanced 18.4% to €185.3 million in 2005, vs. €156.5 million in 2004. Operating profit represented 20.9% of revenues and 23.0% of sales, up from 19.2% and 20.8% respectively in 2004. Excluding the non-recurring items noted earlier, operating profit rose 6.7% in 2005 and represented 20.3% of revenues, compared with 20.7% in 2004.

▶ Segment reporting: Operating profit by geographical region

In compliance with IAS 14 "Segment Reporting", the Group's primary reporting format is presented according to geographical segment, since the Ipsen Group operates in a single business segment, i.e. drug Research and Development, production and sales.

Sales, revenues and operating profit for the years ended 31 December 2005 and 31 December 2004 are presented in the following table by geographical region:

	2005		2004 on a comparable structure basis		2005/2004 variation on a comparable structure basis	
	(in millions of euros)	%	(in millions of euros)	%	(in millions of euros)	%
Major Western European Countries						
Sales	547,287	97.8%	519,695	97.8%	27,592	5.3%
Revenues	559,461	100.0%	531,589	100.0%	27,872	5.2%
Operating profit	219,652	39.3%	208,165	39.2%	11,487	5.5%
Other European Countries						
Sales	155,893	99.8%	135,581	99.7%	20,312	15.0%
Revenues	156,258	100.0%	135,985	100.0%	20,273	14.9%
Operating profit	54,969	35.2%	52,771	38.8%	2,197	4.2%
Rest of the World						
Sales	103,934	100.0%	96,264	100.0%	7,670	8.0%
Revenues	103,934	100.0%	96,264	100.0%	7,670	8.0%
Operating profit	29,228	28.1%	23,621	24.5%	5,607	23.7%
Allocated Total						
Sales	807,114	98.5%	751,539	98.4%	55,574	7.4%
Revenues	819,653	100.0%	763,837	100.0%	55,816	7.3%
Operating profit	303,849	37.1%	284,558	37.3%	19,291	6.8%
Non-Allocated Total						
Revenues	68,199	100.0%	50,989	100.0%	17,210	33.8%
Operating loss	(118,500)	(173.8)%	(128,076)	(251.2)%	9,576	(7.5)%
Ipsen Total						
Sales	807,114	90.9%	751,539	92.2%	55,574	7.4%
Revenues	887,852	100.0%	814,826	100.0%	73,026	9.0%
Operating profit	185,349	20.9%	156,481	19.2%	28,868	18.4%

- **In the Major Western European Countries**, i.e. Germany, Spain, France, Italy, and the UK, operating profit rose 5.5% to €219.7 million, against €208.2 million in 2004. At 31 December 2005, operating profit represented 39.3% of revenues, vs. 39.2% in 2004. The slight improvement stemmed from productivity gains in cost of goods sold and selling costs, which offset the negative impact of price reductions and higher taxes and sales tax. In addition, in 2005, this geographical segment incurred most of the central marketing costs that were not allocated in 2004. Lastly, no restructuring costs were recorded in 2005 for this region, unlike in 2004, when operating profit in Spain was impacted by non-recurring restructuring costs.
- **In Other European Countries**, which includes other Western European countries and the countries of Eastern Europe, operating profit increased 4.2% to €55.0 million, compared with €52.8 million in 2004. In 2005, operating profit represented 35.2% of revenues, down from 38.8% in the previous year. The decline in relative value resulted primarily from allocating to this geographical segment a share of central marketing expenses not allocated in 2004, as well as reorganisation costs in Eastern Europe.
- **In the Rest of the World**, most of the Group's products are marketed by third-party distributors and agents, except in China and South Korea, where Ipsen has a direct presence. In 2005, operating profit from this geographical business segment advanced 23.7% to €29.2 million, representing 28.1% of revenues, vs. 24.5% in the previous year. The strong improvement was directly tied to halting the production of Hyate: C® in 2004. The costs generated by the product, which was marketed in the US, still had a negative impact on 2004 results. The improvement was made despite the negative impact of allocating a share of central marketing expenses to this geographical segment.

In 2005, **the non-allocated operating loss** totalled €118.5 million, down from a loss of €128.1 million in the previous year. The non-allocated operating loss included:

- revenues totalling €68.2 million, up sharply vs. €51.0 million at 31 December 2004. The increase was driven by the growth in royalties generated by the Kogenate® license. It was also fuelled by the collection of a fixed sum arising from a cancelled research agreement and partially offset by lower billings for R&D services, also as result of the cancelled agreement;
- Research and Development expenses totalling €151.1 million, up from €126.3 million in 2004;
- selling, general and administrative expenses amounting to €38.4 million, compared with €37.4 million in 2004. The expenses arose mainly from the activities of the Group's central services, which were reinforced during the year. In 2005, central marketing costs totalling €10.9 million were allocated to the geographical business segments. In 2004, those costs, which totalled €8.1 million, were not allocated;
- other operating income totalling €2.8 million, against other operating expenses of €15.3 million in 2004, when a €6.7 million restructuring charge was recorded for a Group industrial site, as well as other operating expenses amounting to €10.8 million for the impairment loss on the Stérix company.

Cost of net financial debt – Other interest income and expense

In 2005, the cost of net financial debt totalled €5.9 million, a 32.9% improvement over the €8.8 million recorded in 2004. The positive trend reflected a steep decline in interest expense on interest-rate options, most of which matured, as well as a sharp drop in interest expense on borrowings following a reduction of the Group's net debt in 2005.

In 2005, interest rates on loans averaged 3.93%, down from an average 4.71% in 2004.

Income tax

At 31 December 2005, the Group's effective tax rate amounted to 19.1% of pre-tax profit from continuing Operations, compared with 28.6% in 2004.

The 2005 effective tax rate benefited from the non-recurring impacts of recognising net deferred tax assets and utilizing previously unrecognized tax loss carry forwards for a total of €8.8million on British, Dutch and Italian subsidiaries, since their profitability improved. Excluding the non-recurring impact of the deferred tax assets, the Group's tax rate would have been 24.0% in 2005. In 2004, the Group did not record any unrecognised deferred tax assets and only utilized non significant previously unrecognized tax loss carry forwards amounts.

The effective tax rate in 2005 also benefited from the following:

- a favourable tax rate on €21.5 million in milestone payments received for the year, vs. €7.5 million received in 2004;
- research tax credits in France, Spain, Ireland, the UK, and the US totalling €9.0 million in 2005, up from €4.3 million in 2004.

The impact of these two items on the effective tax rate was greater in the second half of the year than in the first half of 2005.

Net profit from continuing Operations

As a result of the items noted above, in 2005, net profit from continuing Operations advanced 37.5% to €144.6 million, vs. 105.2 million in the previous year. This result amounted to 16.3% of revenues in 2005, compared with 12.9% in 2004

Net profit from discontinued Operations

In 2005, the Group reported net profit of €4.4 million from primary care Operations in Spain. With the exception of Tanakan® (known locally as Tanakene®), these Operations were sold to the Spain-based Faes Farma company in October 2005, and presented retrospectively as of 1 January 2005 as "discontinued operating activities". In 2004, net profit from discontinued Operations of €12.7 million was booked corresponding primarily to net capital gains generated by the sale in June 2004 of American company Dynport L.L.C, as well as the Group's share of profit generated by that company up to the date of sale.

Consolidated net profit

As a result of the items noted above, consolidated net profit rose 26.4% to €149.0 million (Group share of €148.6 million) in 2005, vs. €117.9 million (Group share of €117.6 million) in 2004. Consolidated net profit represented 16.8% of revenues in 2005, compared with 14.5% in 2004.



Cash flow and capital for the years ended 31 December 2005 and 31 December 2004

Page

The consolidated cash flow statement shows a net increase in cash flow of €117.2 million in 2005, before taking into account the impact of foreign exchange variations and pro forma treatment, vs. an increase of €10.3 million in 2004.

Group operations generated strong cash flow in 2005 with cash flow from operations totalling €176.9 million, up from €124.7 million in 2004. At 31 December 2005, the Group's net cash position benefited from €191.8 in proceeds generated by the Group's IPO-related capital increase in December 2005, net of corresponding fees. The Group sharply reduced its drawdowns on long-term credit lines while keeping the option of using those credit facilities, which total €275.6 million. The Group earmarked €52.7 million for its investment transactions and paid out €29.3 million in dividends in 2005. Cash flow generated by discontinued operations amounted to €12 million. In 2004, discontinued operations generated no cash flow.

10.1 Analysis of the cash flow statement

(in thousands of euros)	31 December 2005	31 December 2004
- Cash flow before variation in WCR	172,967	145,692
- (Increase) decrease in working capital requirement for operations	3,887	(21,009)
• Net cash flow generated by operating activities	176,854	124,683
• Net cash flow used in investment activities	(52,749)	(102,477)
• Net cash flow used in financing activities	(18,950)	(11,945)
• Net cash flow provided by discontinued activities	12,001	
Increase (decrease) in cash flow	**117,156**	**10,261**
Cash and cash equivalents, beginning of year	**92,763**	**99,725**
Impact of pro *forma treatment*	(10,150)	(15,227)
Impact of foreign exchange variations	795	(1,996)
Cash and cash equivalents, end of year	**200,564**	**92,763**

- **Net cash flow generated by operating activities**

At 31 December 2005, cash flow before changes in working capital totalled €173.0 million, up from €145.7 million in 2004, and reflecting the improvement in net profit noted earlier.

Working capital requirement for operating activities declined €3.9 million, owing to the following:

- the balance between current assets and current liabilities is a liability which increased by €21.9 million in 2005. This increase notably resulted from the collection of €11.4 million in milestone payments on alliance contracts that were only partially recognised as revenues in 2005, as well as an €8.7 million increase in liabilities for miscellaneous taxes and contractual rebates recorded in 2005, but not paid by 31 December 2005;
- conversely, the tax deficit decreased by €15.1 million owing to the Group's lower tax expense in 2005, vs. 2004. The tax down-payments paid during the year were calculated on the 2004 tax basis and therefore the aggregate was higher than the Group's real tax charge for 2005;
- inventories grew by €5.3 million while trade receivables rose by €6.8 million, both as a result of business growth. The increases were partially offset by a €9.2 million rise in supplier payables, stemming notably from fees related to the Group's IPO that were still outstanding at 31 December 2005.

All told, at 31 December 2005, net cash flow generated by operating activities totalled €176.9 million, vs. €124.7 million a year earlier.

- **Net cash flow used in investment activities**

At 31 December 2005, net cash flow used for investments totalled €52.7 million, compared with €102.5 million in 2004. Of that amount, €44.4 million were used to acquire fixed assets, against €64.7 million in 2004. In addition, working capital requirement for investment activities rose €7.6 million, vs. a decline of €8.5 million in 2004.

In 2005, acquisitions of fixed assets included:

- €36.5 million in acquisitions of tangible fixed assets, mainly to maintain and improve the Group's industrial facilities. Of that amount, €6.1 million were used to build new quality control laboratories at the Wrexham production site;
- €7.9 million in acquisition of intangible fixed assets, notably including acquisitions of software and patents, as well as milestones paid to third parties for some products marketed by the Group.

The increase in working capital requirement for investment activities recorded at 31 December 2005, stemmed primarily from the payment in 2005 of payables to fixed asset suppliers recorded in 2004, in particular an earnout arising from expectations of achieving a certain level of sales for two anti-hypertension drugs, as well as outstanding construction costs following the completion of a new biotechnology research unit in Boston, USA, at the end of 2004.

- **Net cash flow used in financing activities**

  At 31 December 2005, net cash flow used in financing activities totalled €19.0 million, compared with €11.9 million a year earlier. This item was marked by €191.8 million in proceeds, net of associated fees, generated by the Group's Public offering related capital increase in December 2005. The Group reduced the use of its credit facilities by €180.0 million in 2005, although it still has the option of using them. In 2004, debt had grown by €79.0 million. The Group paid out €29.3 million in dividends in 2005, vs. €91.9 million in 2004.

- **Net cash flow provided by discontinued activities**

  At 31 December 2005, discontinued activities generated cash flow of €12.0 million, primarily from the sale of primary care operations in Spain. No cash flow was generated by discontinued activities in 2004.

10.2 Analysis of debt

At 31 December 2005, the Group had net cash of €138.8 million, compared with net debt of €145.8 million at 31 December 2004. At 31 December 2005, the Group had five-year credit facilities totalling €275.6 million, of which it had drawn down €37.7 million, compared with €215 million drawn down at 31 December 2004. These bilateral credit lines are presented in Chapter 20, paragraph 20.1, note 22 to the 2005 consolidated financial statements. The covenants included in the loan agreements, namely net debt to equity and net debt to EBITDA, amounted to -0.22 with a ceiling of 1 and of -0.65 with a ceiling of 2.5 to 3, respectively, at 31 December 2005.

11 Research and Development, patents and licences





11.1 Research and Development

The Group's Research and Development activities are focused on the discovery and development of new molecules as well as on programmes relating to life cycle management for products already marketed by the Group (development of new formulations or extensions of indications and product registrations in new geographical areas). The Group's significant Research and Development effort is complemented by an active partnership policy.

The Group's Research and Development programmes are based on four technological platforms: peptide engineering, protein engineering, medicinal chemistry and advanced drug delivery systems. This array of technologies is necessary to meet the Group's objectives:

- fulfilling unmet medical needs;
- optimising the efficacy of active substances;
- providing patients with better quality of life; and
- facilitating administration of these products by healthcare personnel.

Integration of these platforms drives the discovery of innovative products for the treatment of severely debilitating or life-threatening therapeutics in the Group's targeted therapeutic areas.

One of the best examples of this approach is the proprietary, patented formulation of Somatuline® Autogel, a product that illustrates the Group's ability to combine the results of its research in peptides with advanced drug delivery technologies.

Pursuant to its aim of developing and maintaining a global presence among specialists within the targeted therapeutic areas, the Group has established an international network of Research and Development facilities based in areas giving it access to key expertise in academic research and to employees skilled in technology and development processes (pharmaceutical, preclinical, clinical and regulatory).

Furthermore, the Group recently inaugurated the BioProcess Sciences Research Center, a biotechnology unit complementing the activities of the Boston Research and Development centre. The new site houses a team specialising in the development processes specific to genetic engineering, industrial development, analysis and formulation of proteins, production, quality assurance and quality control. This biotechnology production facility represents a major asset for the Group that will facilitate its efforts to find and seal new partnerships.

Group research efforts are based on a continuously updated understanding of pathophysiological pathways, i.e. biological processes that distinguish between healthy and therapeutic conditions. On the basis of this knowledge, the Group identifies hormones, enzymes, proteins and important biological growth factors that represent suitable targets for the design of medicinal products. The Group has found that products of natural origin (plant, animal or human) often prove to be the most beneficial starting point from which to develop new products that are both effective and well tolerated by patients.

At 31 December 2005, 692 of the Group's employees (compared with 657 at 31 December 2004 and 615 at 31 December 2003) were assigned to Research and Development activities. During 2005, the Group spent €169 million on Research and Development (vs. €147.4 million in 2004 and €136.2 million in 2003), i.e. 20.9% (vs. 19.1% in 2004 and 18.5% in 2003) of its pro forma consolidated sales.

11.1.1 Research activities: technological platforms, a key focus for the Group

The Group's four technological platforms are described below:

- **Peptide engineering** focuses on the modification through synthesis of derivatives of naturally occurring neuropeptide hormones. This research is conducted by the Boston Research and Development centre (United States).
- **Protein engineering** aims to improve the therapeutic properties of naturally occurring proteins through the selective modification of their sequences. This research is conducted by the Boston Research and Development centre (United States).
- **Medicinal chemistry** aims to discover enzyme inhibitors, mitochondrial protective agents and non-peptide ligands (molecules that attach preferentially to one or more receptors) for specific hormone receptors. Medicinal chemistry research is conducted by the Group's research facilities in Paris (France).
- The acquisition of UK-based Sterix in February 2004 has given Ipsen access to additional expertise in the development of medicinal products derived from steroid hormones.
- In addition, under the agreements with Spirogen of the United Kingdom in 2003, the Group has expanded use of its medicinal chemistry platform by securing access to a technology making it possible to target specific regions of genes that control their expression.
- **Advanced drug delivery** aims to create and develop innovative formulations for new or existing products in order to optimise the efficacy of the active substances while improving patient quality of life and facilitating the use of the products by healthcare professionals. These research activities are conducted at the Group's research centre in Barcelona (Spain).

11.1.2 Development: pre-clinical and clinical trials

The process of developing a molecule or a new compound through to its approval by the regulatory authorities may take between eight and twelve years and can usually be divided up into five distinct stages, i.e. the pre-clinical stage and phase I, II, III and IV clinical trials.

During the pre-clinical stage, which usually lasts two to four years, the Group's research scientists study the effects of innovative drug candidates on cell systems or organs in isolation, *in vitro* or in animal models, to gain a better understanding of their pharmacological and toxicological properties. An analysis of the results of these studies helps to determine whether the compound meets the therapeutic objectives laid down. If so, further development through clinical trials must be subject to the approval of the competent regulatory authorities, as well as ethics committees.

The purpose of clinical trials is to establish proof that the drug candidate is safe to use and effective in humans. If results are positive, they are compiled into a registration dossier, which is submitted to the regulatory authorities for them to decide whether or not to issue marketing authorisation.

The four phases of clinical trials are as follows:

- **phase I**. The purpose of phase I is to conduct a short-term assessment on healthy volunteers (or on patients in oncology) of the safety profile of the drug candidate based on dosage administered and to establish a preliminary pharmacokinetic (absorption, metabolism, distribution, elimination) pharmacodynamic profile. These results combined with those of pre-clinical trials help to verify the drug's tolerance profile and to confirm the dosage and optimum treatment regimen maximising efficacy while minimising side effects;
- **phase II**. The purpose of phase II is to assess on patients the pharmacological properties of the drug candidate and identify the therapeutic index (ratio between the active and toxic dose) in one or more of the administered dosages identified during phase I. At this stage, if the drug candidate's therapeutic efficacy and its tolerance profile are confirmed, a decision may be taken to hold phase III trials;
- **phase III**. Phase III trials represent the final stage of clinical trials conducted before an application for marketing authorisation is filed. These trials are normally conducted on a much larger number of patients than are used for phase II trials, and their purpose is to provide reliable clinical and statistical data regarding their tolerance and efficacy;
- **phase IV**. Phase IV trials are generally held once a drug is on the market. They are intended to check and, if need be, document in greater detail a drug's efficacy and safety.

11.1.3 Research and Development portfolio

The Group is currently pursuing the pre-clinical and clinical development of several innovative compounds and new formulations of existing drugs. The following table and comments provide a summary of the Group's principal development programmes currently in progress. The Group believes that it is one of the few pharmaceutical companies able to pursue a significant number of Research and Development projects in its targeted therapeutic areas:

Development pipeline	Indications	Stage				Forecast date of marketing authorization [1]
		Pre-clinical	Phase I	Phase II	Phase III	
Targeted therapeutic areas						
Oncology						
Decapeptyl®	Combined hormone therapy for premenopausal breast cancer				X	n/a
Decapeptyl®	Combination therapy to address the side effects of GnRH analogues	X				
Decapeptyl®	Prostate cancer (new formulation: 4 months)			X		
BN 83495 (STX 64)	Post-menopausal breast cancer expressing œstrogenic receptors		X			
BIM 46187	Cytostatic drug, solid tumours	X				
BN 2629 (SJG-136)	Advanced metastatic cancer, refractory to chemotherapy		X			
Diflomotecan	Advanced metastatic cancer: colon, breast and prostate			X		
Elomotecan	Metastatic tumours		X			

Development pipeline	Indications	Stage				Forecast date of marketing authorization [1]
		Pre-clinical	Phase I	Phase II	Phase III	
Endocrinology						
Somatuline® Autogel®	Acromegaly				X	2006 (United States)
Somatuline® Autogel®	Neuroendocrine tumours				X	n/a
Somatuline® Autogel®	Acromegaly (new formulation: 3 months)	X				
BIM 51077	Type II diabetes			X		
NutropinAq®	Idiopathic short stature				X	2006
NutropinAq®	Prevention of the long-term effects of glucocorticoid treatment			X		
Sustained-release growth hormone	Long-term treatment of growth failure in children or adults	X				
Neuromuscular disorders						
Dysport®	Cervical dystonia				X	2007 (United States)
Reloxin®/Dysport®	Aesthetic medical purposes				X	2007 (United States) 2006 (Europe)
Dysport®	Myofacial pain			X		
Primary care						
Cognitive disorders						
Tanakan®	Mild cognitive impairment related to age				X	n/a
Other therapeutic areas						
Haematology						
OBI-1	Haemophilia			X		
Rheumatology						
Febuxostat (TMX-67)	Symptoms related to hyperuricaemia				X	2006 (Europe)

(1) The Group may decide to submit certain drugs under development for approval in certain countries before seeking marketing authorisation for them in other countries. As a result, several different dates have been given for certain drugs in the development pipeline.

The forecast dates of applications for marketing authorisation in the above table are those stated in the Group's current Research and Development programme, which is likely to be revised owing to the large number of relevant factors, many of which are highly unpredictable. Accordingly, the Group may not meet these dates for various reasons, including delays in clinical trials, therapeutic failures, failure to secure regulatory approval, the occurrence of a technical or administrative event beyond the Group's reasonable control and other reasons described in Chapter 4 "Risk Factors" of this registration document.

11.1.4 Research and Development programmes in oncology

11.1.4.1 Research programmes

The Group's technology programmes in peptide engineering and medicinal chemistry enable it to explore and develop new approaches in cancer treatment under hormonal control, such as (i) key enzyme inhibitors in the biosynthesis of steroids, (ii) growth factors, notably including prolactins, Growth Hormone Releasing Hormone, Mullerian Inhibiting Substance and (iii) enzymes regulating cell cycles (notably phosphatases). These research programmes are conducted internally with assistance from university and industry specialists.

The February 2004 acquisition of Sterix has opened up new opportunities for the Group in the development of medicinal products derived from steroids. Steroid hormones play an essential role in the processes controlling vital functions. Having signed a partnership agreement with the Group, the team from the University of Bath in the United Kingdom discovered a chemical modification which, when applied to steroids and their derivatives, enables the selective inhibition of enzymes that convert precursor steroids into their biologically active form. Through its collaboration with Imperial College London and the University of Bath, the Group intends to leverage the use of this technological platform in the field of hormone-dependent cancer.

The agreement signed with Spirogen in May 2003 has provided the Group with access to a technological platform with the potential to identify the genes involved in serious therapeutics such as cancer. The Group has exclusive access to this technology for several genes involved in cancer refractory to conventional therapies.

11.1.4.2 Development programmes

- ***Decapeptyl®***. With regard to managing the life cycle of Decapeptyl®, the Group is pursuing the following developments:
- it is participating in three phase III studies conducted under the auspices of the International Breast Cancer Study Group in the treatment of breast cancer in premenopausal women, comparing the conventional treatment methods with hormone therapy combining Decapeptyl® with œstrogen suppressant agents, such as Aromasin®, marketed by Pfizer. These trials are due to take place until 2015. Hormone therapy for cancer offers a better tolerated option than traditional chemotherapy and is particularly suitable for long-term treatment;
- it is developing sustained-release formulations for treatment durations longer than three months. A formulation for a minimum treatment duration of four months is currently close to completing its phase II clinical trials;
- the Group is conducting several preclinical and clinical research programmes with a view to overcoming iatrogenic effects (hot flushes, bone loss) resulting from chronic use of LHRH agonists, such as Decapeptyl® in combination with other products (notably œstrogens and biphosphonates).
- ***BN 83495 (STX 64)***. BN 83495 and similar molecules acquired through the acquisition of Sterix, are selective inhibitors of the sulphatase enzyme involved in a key stage of the biosynthesis of œstrogens, one of the principal factors contributing to breast cancer in post-menopausal women. A phase I clinical trial in patients with breast cancer has been completed and the results demonstrated the inhibition of the sulphatase enzyme at the dosages tested in tumour biopsies. The Group is currently developing an oral formulation of this compound which should be available in 2006. Subject to positive results for this phase I trial and the requisite pre-clinical research, the Group will be in a position to initiate phase II trials.
- ***BIM 46187***. BIM 46187 is an innovative anti-tumour compound that acts on cellular signals by the receptors attached to Protein G (the most common form of receptors for neuropeptide hormones and neurotransmitters). Preclinical development of this molecule is underway. Phase I trials of this compound on cancer patients are due to start in 2007. BIM 46187 may be used either alone or in combination with other cancer therapies in the treatment of solid tumours, such as lung and prostate cancer.
- ***BN 2629 (SJG-136)***. BN 2629, a product originating from Spirogen, is a synthetic molecule that has demonstrated during preclinical studies its ability to block the anarchic cellular proliferation process characteristic of cancerous diseases. This product is being studied in three phase I studies of different administration regimens in patients with metastatic tumours resistant to certain types of chemotherapy conducted by two renowned institutions, namely Cancer Research in the United Kingdom and the National Cancer Institute in the United States. The Group is pursuing *ex vivo* research using this molecule in leukaemia resistant to other treatments.
- The Group is looking for a partner with which to continue the development of a patented class of cytotoxic agents:
- ***diflomotecan***. Diflomotecan is a cytotoxic agent (cell killer) that inhibits the topoisomerase 1 enzyme. Two phase II clinical trials in lung cancer have been completed, but failed to achieve their safety and efficacy targets in this indication for the dosages and drug administration regimens tested. During phase I clinical trials, diflomotecan showed high oral bioavailability, low gastrointestinal toxicity and no cumulative haemotoxicity. Investigations into other indications are due to be carried out;
- ***elomotecan***. Elomotecan is a cytotoxic (cell killer) inhibitor of topoisomerase 1 and topoisomerase 2 enzymes, intended for the treatment of certain types of advanced metastatic cancer (colon, breast and prostate). Elomotecan is currently undergoing phase I clinical trials.

Development of these cytotoxic agents was carried out in conjunction with Roche under the licensing and partnership agreement of December 2002. The Group and Roche terminated this partnership in May 2005.

11.1.5 Research and Development programmes in endocrinology

11.1.5.1 Research programmes

In pituitary disorders, the Group is involved in several programmes, chiefly in pituitary adenomas, such as acromegaly. The Group is also continuing its efforts to identify second-generation somastatin analogues and growth hormone antagonists. This disorder used to be treated by surgical removal of the benign tumour followed by radiotherapy. If the tumour did not respond sufficiently, a somatostatin analogue was administered. However, because of the heterogeneity of the tumour, new therapies are needed since a substantial number of patients still do not receive satisfactory treatment.

The Group is currently investigating molecules with a broader spectrum of activity and hopes that they will not only provide a symptomatic treatment for acromegaly, but also offer the possibility of reducing tumour size, thereby eliminating many of the limitations associated with existing treatments (Dopastatin).

The Group is also exploring the role of certain peptide hormones (ghrelin, MSH/MC4) in regulating food intake with the priority objective of treating cachexia (lack of appetite), which is often the cause of functional disorders in the elderly, cancer patients and patients with chronic illnesses (ghrelin, MSH/MC4). The Group is continuing to pursue the programmes it initiated in 11βHSD enzyme inhibitors with a view to developing a therapy for the related metabolic syndromes associated with obese patients with hyperinsulinemia, which principally manifests itself in the form of greater cardiovascular risks.

In conjunction with Asterion, the Group is also continuing to develop growth hormone antagonists.

11.1.5.2 Development programmes

- ***Somatuline® Autogel®***. With regard to managing the life cycle of Somatuline® Autogel®, the Group is pursuing the following developments:
- the phase III clinical trials in the United States with Somatuline® Autogel® for the symptomatic treatment of acromegaly have ended. Compilation of the registration dossier is being finalised and it is due to be filed with the FDA during 2006;
- additional phase III and IV clinical trials of Somatuline® Autogel® are planned in the treatment of neuroendocrine tumours in the United States and in Europe;
- the Group is also pursuing the development of sustained-release formulations for treatment durations of approximately three months. Development of this new formulation is currently at the pre-clinical stage, since a phase I trial with the first candidate formulation proved unsuccessful;
- in Japan, the Group's partner, Teijin, has completed phase I trials of Somatuline® Autogel® in the symptomatic treatment of acromegaly. Approval of the development plans by the regulatory authorities is due to take place in 2006, with phase II clinical trials scheduled to follow after validation;
- the Group envisages securing additional marketing authorisations for Somatuline® Autogel® shortly, in Turkey, Poland and Russia for the treatment of acromegaly and neuroendocrine tumours, and in France, Germany and Switzerland for the treatment of neuroendocrine tumours.
- ***NutropinAq®***. With regard to managing the life cycle of NutropinAq®, the Group is pursuing the following development work:
- within the framework of its agreement with Genentech signed in September 2002, the Group received from Genentech a copy of the registration dossier compiled by Genentech and filed with the FDA in January 2004 with a view to extending the indication for the treatment of idiopathic short stature. The Group is currently evaluating the dossier, which is likely to be filed in 2006 with a view to securing an extension of this indication with the European Medicines Agency (EMEA);
- the Group is also pursuing a phase II study of NutropinAq® in the prevention of growth failure caused by long-term treatment with high-dose glucocorticoids in children, in conjunction with the University of Gothenburg (Sweden);
- the Group is pursuing Research and Development projects under the agreement signed with Genentech in November 2004 that aim to develop a sustained-release formulation for recombinant growth hormone.
- ***BIM 51077*** is an analogue of peptide hormone GLP-1 (Glucagon Like Peptide-1), which is covered by a partnership option with Roche. A detailed description of the partnership for the development of BIM 51077 with the Roche group is provided in section 22.1.2 of this registration document.
- BIM 51077 controls insulin secretion in response to elevated blood glucose levels. This compound is currently in phase II clinical trials for glycaemia control in diabetic patients. The Group is aiming to develop the molecule in sustained-release formulations. Thanks to its advanced drug delivery platform, the Group has already identified several sustained-release formulations, which are currently undergoing phase I trials.
- in Japan, the Group's Japanese partner (Teijin) has completed phase I trials of BIM 51077 and is preparing to hold further phase I trials with sustained-release formulations.

11.1.6 Research and Development programmes in neuromuscular disorders

11.1.6.1 Research programmes

The Group's research programmes in neuromuscular disorders mainly focus on the identification of new botulinum toxin formulations.

In neurodegenerative conditions, the Group has synthesised several original classes of chimeric compounds, i.e. compounds capable of performing several pharmacological activities simultaneously and used to protect mitochondria (intracellular organelles responsible for the production of energy) in connection with neurodegenerative conditions, such as Parkinson's and Huntington's disease.

11.1.6.2 Development programmes

- ***Dysport®***. With regard to managing the life cycle of Dysport®, the Group is pursuing the following developments:
- in August 2005, the Group initiated phase III clinical trials of Dysport® in the United States in the treatment of cervical dystonia. Subject to positive results, the Group envisages filing a registration dossier with the FDA in 2007;
- Dysport® is currently undergoing phase II clinical trials in the treatment of myofacial pain;
- Dysport® (Reloxin®) is currently undergoing phase III clinical trials in the United States for aesthetic medicine indications (frown lines) led by Medicis within the framework of the development and distribution agreement entered into with the company. Provided the outcome of these trials is positive, the Group plans to file regulatory submissions with the FDA during 2007 under a brand name other than Dysport®, which may be Reloxin®;
- in Europe, the Group has conducted phase III clinical trials of Dysport® and is overseeing the registration procedures for aesthetic medicine indications (frown lines) currently underway in France and Germany. Registration in Europe under the mutual recognition procedure is scheduled to take place in 2006. This product may be marketed in Europe once it has been registered under a brand name other than Dysport®, which may be Reloxin®.

11.1.7 Other Research and Development programmes

11.1.7.1 Cognitive disorders

Tanakan®. The Group is endeavouring to validate the clinical benefits of Tanakan® in the treatment of age-related cognitive impairment and behavioural disorders. The Group is thus involved in the assessment of EGb® 761®, the extract of Ginkgo biloba present in Tanakan®, for the treatment of neurodegenerative disorders such as Alzheimer's disease. More than 8,000 patients are enrolled in the research programmes, and eight clinical studies are currently underway:

- The National Institutes of Health (United States) are currently sponsoring four clinical trials:
- a study on the prevention of Mild Cognitive Impairment (MCI) in patients aged over 85;
- a study on the primary prevention of Alzheimer's disease in "healthy" patients aged over 75 ("GEM"). The 3,000 patients for this study have now been recruited, and they will be treated at least until 2008;
- two pilot studies on the cognitive disorders caused by cancer treatments (chemotherapy or radiation therapy).
- The Group is the sponsor of four other studies in Europe, including:
- the GuidAge study assessing the effectiveness of EGb® 761® in the prevention of Alzheimer's disease in patients of more than 70 years of age presenting with a spontaneous memory complaint; The 2,800 patients were recruited by September 2004 and their treatment will continue for five years. The results of this study are likely to be available in 2010;
- a study evaluating the efficacy of EGb® 761® in cognitive disorders in patients with Alzheimer's disease and related behavioural and psychological disorders (Behavioural and Psychological Symptoms in Dementia);
- two pilot studies aiming to study the efficacy of EGb® 761® in cognitive impairment related to various disorders, such as multiple sclerosis and the consequences following a stroke.

All of these clinical studies, with the exception of the GuidAge study, are proof-of-concept studies. If successful, they will have to be confirmed by further clinical studies before a new indication can be registered. If the GuidAge trial is successful, its results may be used for the purpose of securing an indication for EGb® 761® in the prevention of Alzheimer's disease in patients over 70 with spontaneous memory impairment.

11.1.7.2 Haematology

The Group also boasts longstanding expertise in haemostasis (blood coagulation). The Group's research has enabled it to establish partnerships with Emory University and Octagen, in order to develop a recombinant version of porcine factor VIII using its protein engineering platform. This product (OBI-1) is intended for the treatment of congenital or acquired haemophilia resistant to human factor VIII.

OBI-1 has secured FDA approval for the initiation of phase II trials in the United States. OBI-1 is produced at the new biotechnology unit in Boston inaugurated in March 2005.

11.1.7.3 Rheumatology

Within the framework of the partnership established in July 2003 with Japanese group Teijin in endocrinology, the Group signed a specific agreement to develop in Europe Febuxostat, a drug intended for the treatment of symptomatic hyperuricaemia, currently in the process of being registered by TAP in the United States (a detailed description of this agreement is provided in section 22.1.2 of this registration document). The FDA issued an approvable letter in October 2006. With a view towards possibly launching the compound in Europe, the Group is assessing the submissions filed by TAP with the FDA in February 2006 in response to this approvable letter, to decide on the suitability of the submissions in Europe. The Group is expected to reach a decision during 2006.

11.1.8 Research and Development facilities

The Group has established an international network of Research and Development centres, located in areas providing access to considerable expertise in academic research and to employees skilled in technology and development processes. Thanks to its Research and Development programmes, as well as the geographical location of its Research and Development facilities, the Group can recruit talented scientists, making it highly competitive in pharmaceutical research compared with other similarly-sized groups.

11.1.8.1 The Paris Research and Development centre (France)

The Paris Research and Development centre (Institut Henri Beaufour) specialising in medicinal chemistry was opened in 1969. New facilities were built more recently in 1996, with a research team comprising chemists, biologists and pharmacologists essentially working on discovering new chemical entities and having access to high-throughput screening and combinatorial chemistry techniques. Its key areas of research are molecular and cellular oncology, together with neuromuscular disorders.

The Group also has a clinical development team in Paris that coordinates its clinical trials around the world.

Analytical development and production of medicinal products for clinical trials are carried out at the Group site located in Dreux (France).

11.1.8.2 The Boston Research and Development Center (United States)

The Boston Research and Development centre (Albert Beaufour Research Institute) specialises in protein and peptide research. Its scientists mainly work in three areas: synthetic chemistry, pharmacology and biotechnology. The Boston centre boasts extensive knowledge about hormone-dependent pathophysiological mechanisms in which neuropeptides are involved. The Group also has a clinical research and development team dedicated to the coordination of the Group's clinical research in North America and regulatory activities with the FDA in the United States.

In March 2005, the Group inaugurated the BioProcess Sciences Research Center, a biotechnology unit complementing the activities of the Boston Research and Development centre. The new site houses a team of specialising in the development processes specific to genetic engineering, industrial development, analysis and formulation of proteins, production, quality assurance and quality control. One of the main activities of the site is to modify the structure of endogenous proteins and peptides to enhance their properties. Replacing certain protein sequences with different sequences may reduce antigenicity (detection by existing antibodies), toxicity or immunogenicity (formation of new antibodies) and increase the duration of action, specificity or compatibility with controlled-release formulations.

11.1.8.3 The London Development and Registration centre (United Kingdom)

Located near London, which is home to the European Medicines Agency (EMEA), the clinical development and regulatory affairs departments devise development and regulatory approval strategies and implement preclinical and clinical development programmes to implement these strategies. They coordinate multicenter international clinical trials, collect data, analyse results and file dossiers and registration applications with the international regulatory authorities to ensure that the Group obtains the necessary approvals to market its products in the shortest possible time.

The main objective of the clinical development teams is to execute or commission execution of clinical trials complying strictly with the regulatory standards and able to provide high-quality and extensive data about the efficacy and safety of using the Group's products. Successful registration requires the consolidation, on a Group level, of all regulatory data necessary for a dossier.

11.1.8.4 The Barcelona Research and Development centre (Spain)

The Barcelona Research and Development centre (Ipsen Pharma) specialises in the discovery, design and development of advanced drug delivery systems. Its main objective is to determine optimum methods for the delivery of highly potent medicinal products. Its teams were, for instance, behind the development of the Somatuline® Autogel® formulation, which releases the active substance, without any excipient other than water, over a period of at least 28 days. Somatuline® Autogel® is now the Group's fourth best-selling product, with net sales of €66.6 million in 2005. This research plays a critical role in improving the quality of life of patients by providing them with convenient therapeutic regimens and delivery systems that minimise discomfort. The Barcelona centre employs researchers, together with scientists and technicians specialising in drug delivery systems, and is supported by a pharmacokinetics department integrated with the worldwide clinical development group.

11.2 Intellectual property

The Group's intellectual property strategy consists of seeking protection for patents, copyright and brand names in relation to its products and processes and to defend its intellectual property rights vigorously throughout the world.

11.2.1 Patents

The Group considers that protection of its patented technologies and products is essential to the success of its activities. At 31 December 2005, the Group held 2,359 patents, 1,743 of which were issued in European countries and 218 in the United States. (In most cases, each international patent application comprises various national applications and a European application following expiry of the 30-month priority period).

At the same date, the Group had 784 applications for patents being considered, including 138 in Europe, 37 international applications and 171 in the United States.

Most of the European and international patent applications included in this list and targeting by definition a large number of countries, will give rise to patents issued in many of these countries. In other words, these 138 European and 37 international patent applications should lead to the issuance of far more than 175 patents.

In countries in which the Group is seeking legal protection through patents, the length of legal protection afforded to an individual product is generally 20 years from the date on which the Group's patent application is filed. This period of protection may be extended in certain countries, particularly in the European Union and in the United States. The protection granted, which may also vary from country to country, depends on the type of patent and its scope. In most industrialised countries, any new active substance, formulation, indication or manufacturing process may be afforded legal protection. The Group conducts ongoing checks to protect its inventions and to act against any infringement of its patents and commercial brands.

The following table shows the expiry dates of the patents currently held by the Group covering its principal products. The Group enjoys protection through intellectual property rights under licensing agreements for products and compounds that were patented by other companies.

Product	Patent holder	Patent expiry date
Target areas		
Oncology		
Decapeptyl®:		
- pamoate formulation	Debiopharm	2010 (Europe/United States)
- acetate formulation	-	Syntex patent now expired
Diflomotecan	Ipsen	2016/2018 (Europe) and 2016 (United States)
BN 80927	Ipsen	2016/2018 (Europe) and 2016 (United States)
BN 2629 (SJG-136)	Spirogen	2019 (Europe and the United States)
BN 83495 (STX 64)	Ipsen (Sterix)	2017 (Europe and the United States)
STX 140	Ipsen (Sterix)	2021 (Europe and the United States)
Endocrinology		
Somatuline® Autogel®	Ipsen	2015 (Europe[1] and United States)
Somatuline®	Tulane University	2005 (Europe[2] and 2009 (Europe[3])
NutropinAq®	Genentech	2013 (Europe)
Testim® 50mg Gel	Bentley Pharmaceuticals	2006 (existing patent) 2023 (if new patent application granted)
BIM 51077	Ipsen	2019
BIM 51182	Ipsen	2019
Neuromuscular disorders		
Dysport®	-	No patent filed

Product	Patent holder	Patent expiry date
Primary care		
Gastroenterology		
Smecta®	-	Patent now expired
Forlax®	-	No patent filed
Cognitive disorders		
Tanakan®(4)	Schwabe	2009/2010 (Europe)
	Indena	2009 (Europe) and 2014 (United States)
Cardiovascular		
Ginkor Fort®(4)	Schwabe	2009/2010 (Europe)
	Indena	2009 (Europe) and 2014 (United States)
Nisis® and Nisis®co®: - active substance - oral formulation	Ciba Geigy Novartis	Patent now expired 2017
Other therapeutic areas		
Neurology		
BN 82451	Ipsen	2020 (Europe and the United States)
Haematology		
OBI-1	Emory University	2016 (Europe and United States)

(1) An application for an additional certificate of protection is currently pending in Belgium, Denmark, Spain, France, Luxembourg and Portugal. Similar applications were submitted and rejected in France and the United Kingdom.

(2) Except in Belgium, France, Italy, Luxembourg and the United Kingdom.

(3) Belgium, France, Italy, Luxembourg and the United Kingdom, where an extension until 2009 has been secured thanks to an additional certificate of protection.

(4) Schwabe and Indena hold patents to EGb® 761®, the active substance in Tanakan® and to Ginkgo biloba extract, one of the active substances in Ginkor Fort®.

Expiry of the patent protecting a product may result in fierce competition owing to the emergence of generic products and, especially in the United States, in a very sharp reduction in sales of a product that used to have patent protection. In certain circumstances, however, the Group may continue to reap commercial benefits from product manufacturing secrets, patents covering processes and intermediate items facilitating the cost-effective manufacture of the active substances, patents covering special product formulations, delivery systems and the conversion of active substances into over-the-counter drugs. In certain countries, some of the Group's products may also qualify for a marketing exclusivity period of five to ten years. This exclusivity period is independent of the protection granted by patent legislation and may also protect a product from competition from generic products, even when the initial patent has expired. Some of the Group's products, including certain acetate formulations of Decapeptyl® and Dysport®, Smecta® and Forlax®, have never been or are no longer protected by patents.

11.2.2 Brands and trademarks

The protection of brands and trademarks varies from country to country. In certain countries, this protection is based primarily on use, while in others it is solely derived from registration. Rights related to brands may be secured under national trademarks, international registrations or EU-wide trademarks. Registrations are generally granted for a period of ten years and may be renewed an unlimited number of times, although, in certain cases, the brand name must be used continuously to secure continued registration.

The Group notably holds trademarks in respect of the names of the products that it uses commercially. These trademarks qualify for the protection of pharmaceutical products contained in class five of the international classification of products and services. Registrations protect product names in Latin script, as well as product names in local script (Cyrillic, Chinese characters, etc.).

The principal products, namely Decapeptyl®, Somatuline® (and Somatuline® Autogel®), Dysport®, Tanakan®, Ginkor Fort®, Smecta® and Forlax®, trademarked by the Group at 31 December 2005, are set forth in the following table.

Brands and trademarks	Number of registrations and applications
Decapeptyl®	77 [1]
Somatuline®	131
Autogel®	129
Dysport®	131
Tanakan®	124
Ginkor Fort®	93
Smecta®	154
Forlax®	138

(1) Including 65 brands and trademarks held by the Group and 12 brands and trademarks held under licence from Debiopharm.

The Group also holds registrations for the names of its component companies, as well as the logo and slogan forming the Group's graphics charter.

The Group defends its trademark rights by contesting applications for the registration of identical or similar brands and initiates, where appropriate, legal proceedings to have its rights recognized. As of 31 December 2005, the Group held 272 domain names (reserved or currently being reserved).

12 Information on trends

12.1 Technical and regulatory situation in France

In 2005, Tanakan® generated sales of €121.0 million, or 15% of the consolidated total, with 73.2% deriving from France. In a letter dated 22 February 2006, the French health authorities notified the Group of their intention of reassessing the health benefits of Tanakan®, as described in section 9.1.4 of this registration document. Following this review, the status and/or price of Tanakan® may be altered.

12.2 Other measures introduced to reduce public health spending

The Group's sales continue to be affected by decisions taken by governments in recent years in countries where it operates, particularly in Europe, to secure a tighter grip on the increase in health spending (see sections 4.1.2 and 9.1.4 of this registration document). The Group expects this drive to curb growth in health spending to continue in Europe for the foreseeable future.

12.3 Product trends

- **Febuxostat**. Within the framework of the partnership established in July 2003 with Japanese group Teijin in endocrinology, the Group signed a specific agreement to develop in Europe febuxostat, a drug intended for the treatment of symptomatic hyperuricaemia, currently in the process of being registered by TAP in the United States (a detailed description of this agreement is provided in section 22.1.2 of this registration document). In October 2005, the FDA sent TAP an approvable letter. With a view towards possibly launching the compound in Europe, the Group is assessing the submissions filed by TAP with the FDA in February 2006 in response to this approvable letter, to decide on the suitability of the submissions in Europe. The Group is expected to reach a decision on this matter during 2006.
- **Somatuline® Autogel®**. The Group is pursuing the development of sustained-release formulations for treatment durations of approximately three months. Development of this new formulation is currently at the pre-clinical stage, since a phase 1 trial with the first candidate formulation proved unsuccessful.

12.4 Productivity drive

The Group decided to step up its efforts to increase its efficiency by launching during 2005 a productivity drive encompassing all its activities: sales, manufacturing, research and development and administrative services. This programme is intended to deliver short-term benefits, as well as developing a culture of continuous productivity improvements. These measures revolve notably around implementation of various programmes to increase purchasing efficiency in the production, research and development and sales functions (deployment of processes and pooling of certain raw material, energy and service purchases). The programme of continuous improvement covering the Group's key processes also contributes to this productivity drive (e.g. through implementation of various efforts to streamline the distribution chain for our products or to enhance sales and marketing efficiency). These programmes are expected to start delivering their benefits from 2006 onwards.

13 Earnings forecasts and estimates

13.1 Results forecast

As part of the management of its business activities, the Group prepares operational and financial targets for the current and subsequent financial years. These targets take into account the decisions made to reduce public health spending described in section 9.1.4 of this registration document, notably including the delisting of Bédélix® and the price reduction followed by the delisting of Ginkor Fort®, and do not take into account the possible consequences of the announcement by the French Health Minister in a letter dated 22 February 2006, also described in section 9.1.4, of the launch of a new assessment by the French Supreme Health Authority of the medical benefits of the vasodilator class of drugs, to which Tanakan® belongs. No assumption for change has been made in this respect. These targets are prepared without taking into account external growth assumptions, which may alter these parameters.

When preparing its targets, the Group's management used the same accounting rules it adopted for its IFRS-compliant pro forma financial statements.

Based on these assumptions, the Group's management has set its sales growth target in a range of between 6.5% and 7.5% p.y. between 2006 and 2007, as well as between 2006 and 2008, in spite of the anticipated delisting of Ginkor Fort® on 1 January 2008. The Group anticipates a decline in its 2006 operating income of around 60 basis points owing to the non-recurring impact of a US$10 million charge paid out to Inamed in 2006 to recover all the rights to Reloxin®, while the milestone payments of US$90.1 million received from Medicis in return for the grant of the same rights will be recognised over the term of the corresponding licence. Excluding this non-recurring factor and based on the same assumptions and the same periods stated earlier in this Chapter, the Group's target is to limit the decline in its operating margin (i.e. operating income as a percentage of sales) to 100 basis points in 2006 compared with 2005, then restore it gradually to the same level achieved in 2005 from 2008.

For the Group to be able to achieve these targets, management believes that it will have to invest between €30 million and €35 million per year from 2006 to 2009 to maintain and upgrade its property, plant and equipment. This spending will focus on replacement, productivity-enhancing, safety-related and normal regulatory compliance investment. Furthermore, the Group may need to invest an additional aggregate amount of between around €70 million and €80 million between 2006 and 2008 to increase its capacity or for manufacturing purposes as a result of the evolution of its Research and Development pipeline.

The targets summarised above are based on data, assumptions and estimates regarded as reasonable by the Company. These data, estimates and assumptions are likely to change or to be adjusted as a result of uncertainties arising notably from the economic, financial, regulatory and competitive environment. In addition, the Group's business activities and its ability to meet its targets would be affected if certain of the risk factors described in Chapter 4 of this registration document arose. Furthermore, attainment of the targets is contingent upon success of the Group's business strategy presented in section 6.1.1.2 of this registration document. Ipsen does not undertake to meet or give any guarantee that it will meet the targets presented in Chapter 13, nor does it undertake to publish or disclose any corrections or updates to these figures.

13.2 Report of the Statutory Auditors on Results forecasts

This is a free translation into English of the auditors' assurance report issued in the French language and is provided solely for the convenience of English speaking readers.

This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

Ipsen S.A.

Registered office: 42, rue du docteur Blanche, 75016 Paris, France

Share capital: €84,024,683

Report on Results forecasts

Year ended 31 December 2005

For the attention of the Chairman of the Board of Directors

As auditors of Ipsen S.A. and pursuant to regulation (EC) no. 809/2004, we hereby present our report on Ipsen S.A.'s results forecasts as described in part 13 of its registration document for the year ended 31 December 2005.

These forecasts and underlying key assumptions have been prepared under your responsibility in accordance with the requirements of Regulation EC no. 809/2004 and the CESR's recommendations on forecasted financial information. Our role, as required by Annex I, point 13.2 of Regulation EC no. 809/2004, is to give a conclusion as to whether the forecasts have been properly compiled on the basis stated.

We carried out our review in accordance with the professional standards applicable in France. As part of our review, we assessed the procedures used by management to compile the forecasts and ensured that they were compiled on a basis comparable with Ipsen S.A.'s historical financial information. We also obtained the information and explanations we considered necessary to provide us with reasonable assurance that the forecasts have been properly compiled on the basis stated.

Since the forecasts are based on assumptions concerning future events, the actual results may vary from the forecasts which have been presented and the variations may be material. Accordingly, we express no opinion on whether or not the forecasts will be achieved.

In our opinion:

- the forecasts have been properly compiled on the basis stated;

- the forecasts are presented on a basis consistent with the accounting policies applied by Ipsen S.A..

This report has been issued solely for the purpose of registering the registration document with the Autorité des Marchés Financiers and may not be used for any other purpose.

Paris la Défense and Neuilly-sur-Seine, 26 April 2006

The statutory Auditors

KPMG Audit	Deloitte & Associés
Department of KPMG S.A.	
Catherine Porta	Christophe Perrau
Partner	Partner

14 Administrative, management and supervisory bodies and senior management

14.1 Members of the administrative, management and supervisory boards

14.1.1 Composition of the Board of Directors

The members of the Board of Directors of the Company are:

Name	Office	Elected	Terms ends
Jean-Luc Bélingard	Chairman Chief Executive Officer	30/08/2005	AGM held to approve the 2007 financial statements
Anne Beaufour	Director	30/08/2005	AGM held to approve the 2007 financial statements
Henri Beaufour	Director	30/08/2005	AGM held to approve the 2007 financial statements
Alain Béguin	Director	30/08/2005	AGM held to approve the 2007 financial statements
Hervé Couffin	Director	30/08/2005	AGM held to approve the 2007 financial statements
Antoine Flochel	Director	30/08/2005	AGM held to approve the 2007 financial statements
Gérard Hauser (*)	Director	14/12/2005	AGM held to approve the 2007 financial statements
Pierre Martinet	Director	19/09/2005	AGM held to approve the 2007 financial statements
René Merkt	Director	19/09/2005	AGM held to approve the 2007 financial statements
Yves Rambaud	Director	30/08/2005	AGM held to approve the 2007 financial statements
Klaus-Peter Schwabe	Director	30/08/2005	AGM held to approve the 2007 financial statements

(*) Gérard Hauser was coopted pursuant to a decision by the Board of Directors on 14 December 2005.

Antoine Flochel has been appointed Vice Chairman of the Board of Directors.

Anne Beaufour and **Henri Beaufour** are brother and sister. No further family relationship exists among the other members of the Company's Board of Directors.

Pierre Martinet, Gérard Hauser and **Yves Rambaud** are independent directors within the meaning of the Board Charter described in section 16.1.1.6 of this registration document.

The following table shows other directorial, managerial and supervisory positions or partnership positions held by Directors in non-Group companies during the past five years:

Directors	Office	Company	Date
Jean-Luc Bélingard	Director	Applera Corp. (United States)	1993 to date
	Director	Lab. Corp. of America (United States)	1995 to date
	Director	Exonhit Therapeutics (France)	1999 to date
	Director	Nicox (France)	2003 to date
	Director	Inserm	Since January 2006
	Member of the Management board		
	Chief Executive Officer	bioMérieux Pierre Fabre (France)	Until 2001
Anne Beaufour	Director	Mayroy (Luxembourg)	1998 to date
	Managing Director	Mayroy (Luxembourg)	December 2005 to date
	Legal manager	SCI du 47 Henri Heine (France)	2000 to date
	Legal manager	SCI Dreux Châteaudun (France)	2000 to date
	Legal manager	SCI de la Fraternité (France)	2000 to date
	Legal manager	Beech Tree (Luxembourg)	2001 to date
	Legal manager	FinHestia (Luxembourg)	2003 to date
Henri Beaufour	Legal manager	Camilia (Luxembourg)	2003 to date
	Legal manager	Beech Tree (Luxembourg)	2003 to date
	Legal manager	FinHestia (Luxembourg)	2003 to date
Alain Béguin	Legal manager	Beech Tree (Luxembourg)	2003 to date
	Legal manager	SCI du 43, rue de Montmorency (France)	2002 to date
	Legal manager	SCI d'Andigné VIII (France)	2002 to date
	Chairman	Alain Béguin Consultant (France)	2000 to date
Hervé Couffin	Chairman	Callisto SAS (France)	2005 to date
	Managing Partner	HC Conseil SARL (France)	Since 2005
	Permanent representative	HC Conseil (on Antargaz's Board of Directors)	Since January 2006
	Director	Carbone Lorraine (France)	1996 to date
	Director	CFTP (Tunisia)	2004 to date
	Advisor	Bouygues Télécom	1999 to date
	Advisor	Neuf Cégétel	2003 to date
	Director	Mayroy (Luxembourg)	2002 until September 2005
	Director	Gerflor	Until 2005
	Member of Executive Committee	PAI Partners	1998 to 2004
	Director	Ceva Santé Animale	Until 2003
	Chairman	Coparex	Until 2002
	Director	Atos Origin	Until 2001
	Director	Compagnie de Fives Lille	Until 2001
	Director	Sema Group Plc (United Kingdom)	Until 2001
Antoine Flochel	Director	Mayroy (Luxembourg)	1998 to date
	Managing director and Chairman of the Board	Mayroy (Luxembourg)	December 2005 to date
	Legal manager	Beech Tree (Luxembourg)	2003 to date
	Legal manager	VicJen Finance (France)	Since July 2005
	Partner	PwC Corporate Finance (France)	1998 until June 2005

Directors	Office	Company	Date
Pierre Martinet	Director	Sequana Capital SA	Since 2005
	Member of the Supervisory Board	Cartier SA	1980 to date
	Director	Old Town (Luxembourg)	2000 to date
	Director	Exor USA (United States)	2000 to date
	Member of the Supervisory Board	Worms & Cie	Until 2005
	Member of the Supervisory Board	Club Méditerranée	Until 2004
	Director	Société Foncière Lyonnaise	Until 2004
	Director	Exor SA	Until 2004
	Chairman and Chief Executive Officer	Européenne de financement	Until 2003
	Legal manager	Château Margaux SCA	Until 2003
Gérard Hauser	Chairman and Chief Executive Officer	Nexans (France)	Since October 2000
	Director	Alstom (France)	Since 11 March 2003
	Director	Faurecia (France)	Since 22 July 2003
	Director	Aplix (France)	Since 2001
	Director	Electro Banque (France)	From 2000 to 18 Nov. 2005
René Merkt	Director	A. Dewavrin Fils, Brig-Glis	To date
	Director	Assor S.A., Geneva (Switzerland)	Since 2005
	Director	Asunpar S.A., Geneva (Switzerland)	To date
	Director	Bruxinter S.A., Geneva (Switzerland)	To date
	Director	Canon S.A., Geneva (Switzerland)	To date
	Director	COGES Corraterie Gestion SA, Geneva (Switzerland)	To date
	Director	De Wey & Cie S.A., Fribourg	To date
	Director	Eden Holding S.A., Montreux (Switzerland)	2004 to date
	Director	Etrea S.A., Meyrin, Geneva (Switzerland)	To date
	Director	Exbasa S.A., Geneva (Switzerland)	To date
	Director	Fimaser Invest S.A., Geneva (Switzerland)	To date
	Director	Fitral S.A., Geneva (Switzerland)	To date
	Director	GIV Gesellschaft für Industrie, Geneva (Switzerland)	To date
	Director	Galderma Pharma S.A., Lausanne (Switzerland)	To date
	Director	Gerber & Goldschmidt A.G., Zoug	To date
	Director	Homic S.A., Geneva (Switzerland)	2000 to date
	Director	Holcos S.A., Geneva (Switzerland)	To date
	Director	Hôtels Intercontinental, Geneva (Switzerland)	To date
	Director	Inyourmind Music S.A., Fribourg	2001 to date
	Director	L'Oréal Suisse S.A., Geneva (Switzerland)	To date
	Director	L'Oréal Produits de luxe Suisse S.A., Renens,	To date
	Director	Laboratoires de spécialités scientifiques sérums et vaccins S.A., Meyrin, Geneva (Switzerland)	To date
	Director	Matt Fashion S.A., Geneva (Switzerland)	2000 to date
	Director	Mafsa S.A., Villars s/ Ollon	To date
	Director	Mining & Chemical Products S.A., Geneva (Switzerland)	To date
	Director	Novagraaf Intern. S.A., Vernier, Geneva (Switzerland)	2002 to date

Directors	Office	Company	Date
	Director	OM Pharma, Meyrin, Geneva (Switzerland)	To date
	Director	Park Plaza Hôtel A.G., Zurich (Switzerland)	To date
	Director	Participante S.A., Fribourg	To date
	Director	Renalco S.A., Geneva (Switzerland)	To date
	Director	S.I. Grands Espaces, Lens	To date
	Director	Sisley S.A., Bachenbülach	To date
	Director	S.A. Hôtelière Montreux (Switzerland)	2004 to date
	Director	Société de Gestion Fiduciaire S.A, Geneva (Switzerland)	2002 to date
	Director	Villa Toscane Holding S.A., Montreux (Switzerland)	2004 to date
	Director	Welding Engineers Ltd, Geneva (Switzerland)	To date
	Director	Italfarmaco S.A., Fribourg	Until 2004
	Director	Cie Aramayo S.A., Geneva (Switzerland)	Until 2004
	Director	Beckman Coultier Int. S.A., Geneva (Switzerland)	Until 2003
	Director	Beckman Coultier Eurocenter S.A., Geneva (Switzerland)	Until 2003
	Director	Novafin Financière S.A., Geneva (Switzerland)	Until 2003
	Director	Chevron Phillips Chem. Inc., Geneva (Switzerland)	Until 2002
	Director	Synchem S.A., Geneva (Switzerland)	Until 2003
	Director	Codipa S.A., Fribourg	Until 2002
	Director	Engelhard-Clal S.A., La Chaux-de-Fonds	Until 2002
	Director	Germonpar S.A., Geneva (Switzerland)	Until 2002
	Director	Ofor S.A., Geneva (Switzerland)	Until 2002
	Director	Reh Ream Estate Holding S.A., Geneva (Switzerland)	Until 2002
	Director	Sopafin S.A., Geneva (Switzerland)	Until 2002
	Director	Sylvania Lighting S.A., Geneva (Switzerland)	Until 2002
	Director	BMG, Estavayer-Le-Lac	Until 2001
	Director	Novapat S.A.	Until 2001
	Director	Novamark S.A.	Until 2001
	Director	Rivunion S.A., Geneva (Switzerland)	Until 2001
Yves Rambaud	Director	Mayroy (Luxembourg)	2003 to August 2005
	Director	Géodis (France)	2003 to date
	Director	Société Métallurgique Le Nickel SLN (France)	1985 to date
	Director	Comilog (France)	Until 2002
	Chairman and Chief Executive Officer	Eramet (France)	Until 2002
Klaus-Peter Schwabe	Director	Mayroy (Luxembourg)	1998 to date
	Legal manager	Extracta Beteiligungs GmbH (Germany)	1980 to date
	Legal manager	Irexan Verwaltungs GmbH (Germany)	1985 to date
	Legal manager	Dr Schwabe Familienstiftung Verwaltungs GmbH (Germany)	1993 to date
	Legal manager	Dr Schwabe Pharma Verwaltungs GmbH (Germany)	1994 to date
	Legal manager	Siratex Verwaltungs GmbH (Germany)	1998 to date
	Legal manager	FinHestia SARL (Luxembourg)	2003 to date
	Legal manager	Finvestan SARL (Luxembourg)	Since 2005
	Legal manager	Luisenhof GmbH (Germany)	

For the purposes of their appointments as executive officers, directors are domiciled at the Company's head office.

To the best of the Company's knowledge, none of the Directors of the Company have been during the past five years:

- convicted of fraud, charged with any other offence or had any official public disciplinary action taken against them by statutory or regulatory authorities;
- implicated in a bankruptcy, receivership or liquidation as an executive officer or director;
- disqualified from acting as a board member, senior executive or supervisory board member or from participating in the management of a listed company.

The résumés of the members of Board of Directors are shown below:

Jean-Luc Bélingard

Jean-Luc Bélingard, 58, is Chairman and Chief Executive Officer of the Company. From 1999 to 2001, he was a member of the Executive Board and CEO of BioMérieux-Pierre Fabre, a French healthcare conglomerate, where he was responsible for the group's worldwide pharmaceuticals and cosmetics activities. In 1982, Mr. Bélingard joined the Roche Group, where he held several positions including head of the diagnostics division. He was also a member of the executive committee. Mr. Bélingard is also Director and Chairman of the compensation committee of the Laboratory Corporation of America (Burlington, North Carolina), Director of Applera Corporation (Norwalk, Connecticut), Director and member of the Compensation Committee of ExonHit (France), Director and member of the Compensation Committee of NicOx (France) and adviser to the French government on foreign trade. Jean-Luc Bélingard is Delegate General and spokesman for G5, an association encompassing the primary French pharmaceuticals companies, namely Sanofi-Aventis, Servier, Pierre Fabre and Ipsen. He graduated from the HEC business school in 1971 and was awarded an MBA from Cornell University (United States) in 1974. Jean-Luc Bélingard was appointed to the Board of Directors of Inserm at the beginning of 2006.

Anne Beaufour

Anne Beaufour, 42, holds a bachelor's degree in geology (University of Paris Orsay). She has been a director of Mayroy (Luxembourg) since 1998, legal manager of Beech Tree SARL (Luxembourg) since 2001 and legal manager of FinHestia SARL (Luxembourg) since 2003. She was legal manager of Audibert-Beaufour SARL (France) until 2003 and she has been co-manager of Stef Audibert-Beaufour since 1994. Anne Beaufour has been a director of the Company since 1998, when she already held other positions with Group subsidiaries.

Henri Beaufour

Henri Beaufour, 41, holds a bachelor of arts degree (Georgetown, University of Washington DC, United States). Since 2003, he has been legal manager of Camilia Holding (Luxembourg), Beech Tree SARL (Luxembourg) and FinHestia SARL (Luxembourg). Over the past decade, he has held various positions with the Group's international subsidiaries. Henri Beaufour has been a director of the Company since 2000.

Alain Béguin

Alain Béguin, 58, joined the Group in 1975 as Head of Exports for Laboratoires Beaufour. Subsequently, he was general secretary of Laboratoires Beaufour, deputy CEO of SCRAS and general secretary of the Group until 1999. Previously, he worked for Bank of America. Alan Béguin is currently secretary of Mayroy's board of directors and co-legal manager of Beech Tree SARL, as well as working for an asset management organisation consultancy.

Hervé Couffin

Hervé Couffin, 54, is Chairman and chief executive officer of Callisto, a consultancy advising management teams on LBOs, and sits on the board of directors of several other companies (Carbone Lorraine, Bouygues Telecom, Neuf Telecom). From 1998 to 2004, he was a member of the executive committee and senior partner at PAI Partners. Previously, he worked for Paribas for a period of 15 years. Furthermore, he is a special advisor to Neuf Telecom and Bouygues Telecom. Hervé Couffin is a graduate of the Ecole Polytechnique and a member of the prestigious Corps des Mines of elite French engineers.

Antoine Flochel

Antoine Flochel, 41, is currently legal manager of VicJen Finance and Vice-Chairman of the Company's Board of Directors. He is a director of Mayroy and legal manager of Beech Tree. He worked for Coopers & Lybrand Corporate Finance (now PricewaterhouseCoopers Corporate Finance) from 1995 to 2005 and was made a partner in 1998. Antoine Flochel is a graduate of the IEP (institute of political studies) in Paris, holds a law degree and a postgraduate degree in economics, as well as an MSc in finance from the London School of Economics.

Gérard Hauser

Gérard Hauser, 64, has been Chairman and CEO of Nexans since June 2001. Before becoming a member of the executive committee of Alcatel and to take up the responsibility for its Cables and Components sector in 1996, he held various offices in the Pechiney group. From 1975 to 1996 he was Director of primary metal sales, Chairman and CEO of Pechiney World Trade and then of Pechiney Rhénalu and finally Senior Executive Vice-President of American National Can and member of the executive committee of the group. Gérard Hauser is a graduate of the IEP (institute of political studies) in Paris and holds a law degree. He was lecturer at the IEP. Gérard Hauser is also director of Alstom, Faurecia, Aplix et Electro Banque.

Pierre Martinet

Pierre Martinet, 55, joined the Group in September 2005 as a director. He is director and executive officer of Sequana Capital (previously Worms & Cie), as well as at the Exor group. From 1990 to 1992, he was a member of Perrier's executive team, where he notably oversaw the group's withdrawal from non-core activities and acquisitions. From 1986 to 1990, he participated in the management of investment funds at Paribas Technology, then at Pallas Venture, of which he was a co-founder. Previously, he had worked at Cartier as general secretary since 1977. Pierre Martinet, a Chevalier de l'Ordre national du Mérite, graduated from the Paris ESC business school and holds an MBA from the Columbia Graduate School of Business.

René Merkt

René Merkt, 72, was called to the Bar of Geneva in 1955. He specialises in business law and financial issues. René Merkt is currently the director of several companies, including OM Pharma SA and L'Oréal (Switzerland) SA. René Merkt is a graduate of the University of Geneva and holds the Bellot medal for 50 years' professional service as a lawyer.

Yves Rambaud

Yves Rambaud, 71, was Chairman and Chief Executive Officer of Eramet from 1991 to 2002. He also participated in the management of Le Nickel from 1971 to 1991. Yves Rambaud is a graduate of the Ecole Polytechnique and the Ecole des Mines de Paris.

Klaus-Peter Schwabe

Dr Klaus Peter Schwabe, 64, is the Chairman of Dr. Willmar Schwabe Familenstiftung, the holding company for Dr. Willmar Schwabe GmbH & Co. KG since 1993. From 1976 to 1993, he was chief operating officer at Dr. Willmar Schwabe GmbH & Co. KG, where he began his career as research and development manager. Dr. Klaus Peter Schwabe studied pharmacy and biochemistry. He holds a PhD in biochemistry. He has also received management training.

14.1.2 Board Committees

The Strategic Committee	
Chairman	Mr. Jean-Luc Bélingard
Members	Mrs. Anne Beaufour
	Mr. Henri Beaufour
	Mr. Antoine Flochel
	Mr. Klaus-Peter Schwabe
	Mr. Hervé Couffin
The Audit Committee	
Chairman	Mr. Yves Rambaud
Members	Mr. Alain Béguin
	Mr. Pierre Martinet
The Appointments Committee	
Chairman	Mrs. Anne Beaufour
Members	Mr. Alain Béguin
	Mr. Hervé Couffin
The Compensation Committee	
Chairman	Mr. Antoine Flochel
Members	Mr. Yves Rambaud
	Mr. Gérard Hauser

14.1.3 Composition of the executive management

Mr. Jean-Luc Bélingard is the Chief Executive Officer of the Company and Chairman of the Board of Directors. He was appointed at the Board of directors' meeting on 30 August 2005.

14.1.4 Composition of the Executive Committee

Name	Title	Location	Joined the Group
Jean-Luc Bélingard	Chairman and Chief Executive Officer	Registered office	2001
Claire Giraut	Executive Vice-President, Chief Financial Officer	Registered office	2003
Alain Haut	Executive Vice-President, Human Resources	Registered office	2005
Christophe Jean	Executive Vice-President, Operations	Registered office	2002
Jacques-Pierre Moreau	Executive Vice-President, Research and Development	United States	1976
Alistair Stokes	Executive Vice-President, Corporate Development	United Kingdom	1994
Peter Wilson	Executive Vice-President, Manufacturing and Supply Organisation	United Kingdom	1999

The following table shows other directorial, managerial and supervisory positions or partnership positions held by members of the executive committee in non-Group companies over the past five years:

Committee members	Office	Company	Date
Jean-Luc Bélingard	Director	Applera Corp. (United States)	1993 to date
	Director	Lab. Corp. of America (United States)	1995 to date
	Director	Exonhit Therapeutics (France)	1999 to date
	Director	Nicox (France)	2003 to date
	Director	Inserm	Since January 2006
	Member of the Management board Chief Executive Officer	bioMérieux Pierre Fabre (France)	Until 2001
Claire Giraut	Member of the Management Board	Coflexip Stena Offshore Contracting BV (the Netherlands)	2002
	Member of the Management Board	Coflexip Stena Offshore NV (the Netherlands)	2002
	Director	Coflexip Offshore West Africa (France)	2002
	Director	Coflexip (France)	2002
Alain Haut	-	-	-
Christophe Jean	Chairman of the Executive Board	Pierre Fabre Médicaments (France)	2002
	Chairman	Pierre Fabre Pharma Srl (Italy)	2002
	Chairman	Robapharm Inc. (Canada)	2002
	Chairman	Pierre Fabre Ilac (Turkey)	2002
	Legal manager	PFM Portugal (Portugal)	2002
Jacques-Pierre Moreau	-	-	-
Alistair Stokes	Director	Octagen Corp. (United States)	Since 1999
	Director	Spirogen (United Kingdom)	Since 2003
Peter Wilson	Director	PS Consulting Services Ltd (United Kingdom)	1999 to date

To the best of the Company's knowledge, none of the members of the Company's Executive Committee have been:

- convicted of fraud, charged with any other offence or had any official public disciplinary action taken against them by statutory or regulatory authorities;
- implicated in a bankruptcy, receivership or liquidation as an executive officer or director;
- disqualified from acting as a board member, senior executive or supervisory board member or from participating in the management of a listed company.

Below are the résumés of the Executive Committee members:

Jean-Luc Bélingard

See section 14.1.1 above.

Claire Giraut

Claire Giraut joined the Group in early 2003 as Chief Financial Officer. In 2002, she was a member of the Executive Board of the Technip Group, an engineering group, and Chief Financial Officer of its offshore division after Technip's acquisition of Coflexip Stena Offshore, an oil services company listed on the Nasdaq and the Premier Marché in Paris. From 1997 to 2001, she was Chief Financial Officer, Group Head of Communications and a member of the Executive Committee of Coflexip Stena Offshore. Before that, she was Chief Financial Officer of the Serete Group, an engineering company which she first joined in 1986 and where she subsequently held various positions in finance. She began her career with the Sanders food group in 1978. Claire Giraut graduated from the Institut National Agronomique in Paris in 1978.

Alain Haut

Alain Haut joined the Group in April 2005 as Group Vice-President, Human Resources. He has a masters degree in economics and social sciences from Belgium and an MBA from Warwick University in the United Kingdom. Alain Haut has held various positions in international human resources management in the United States and Europe in the automotive and high technology industries. Before joining the Group, he was Vice-President of Global Human Resources and Administration with Serono and Covance.

Christophe Jean

Christophe Jean was appointed Group Vice-President, Operations in May 2003. A Harvard graduate, he joined the pharmaceuticals industry with Ciba-Geigy, where he held several positions in sales and marketing (Brazil and Sweden) and international management. He was then appointed financial controller and information systems controller at the head office and was also a member of the pharmaceuticals executive committee. When Ciba-Geigy merged with Sandoz to create Novartis, Christophe Jean was appointed head of Europe, the Middle East and Africa region. In 2000, he became Chairman and CEO of Pierre Fabre Médicaments. He joined the Group in September 2002, initially in charge of creating the strategic planning and strategic marketing departments.

Jacques-Pierre Moreau

Jacques-Pierre Moreau was appointed Group Vice-President, Research and Development in June 1997. He is responsible for the Group's research and development programme in Paris, London, Barcelona and Boston. Before that, he was Vice-President, Research from April 1994 and has been a member of the Executive Committee since that date. In October 1976, Jacques-Pierre Moreau founded Biomeasure Incorporated, based near Boston, and has been its Chairman and CEO since then. He was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of active substances, of which he is a Director. Mr. Moreau has a degree in biology from the University of Orléans and a PhD in biochemistry. He has also conducted post-doctorate research at the École polytechnique. He has published over 50 articles in scientific journals and has invented or co-invented 30 patents. He is a regular speaker at scientific conferences.

Alistair Stokes

Dr. Alistair Stokes is Group Vice-President, Corporate Development. He joined the Company in 1994 when the Group acquired Porton International plc (Speywood Group), a UK-based biopharmaceuticals company for which Dr. Stokes was Managing Director, having first joined in 1990. From 1985 to 1987, he was Managing Director of the Yorkshire Region of the UK National Health Service. Apart from that period, from 1982 to 1990, he held various positions with Glaxo Holdings plc, including Managing Director of Glaxo Laboratories and Regional Director for the Middle East and South East Asia. From 1976 to 1982, Dr. Stokes worked in the United States for Monsanto, where he was head of business development for the healthcare division and then head of sales and marketing for the speciality chemicals division. From 1974 to 1976, Dr. Stokes worked in the technical department and the sales and marketing department of Pharmacia AB, a Swedish pharmaceuticals company. He has a BSc degree (magna cum laude) and a PhD from the University of Wales. He is a member of the UK Institute of Directors.

Peter Wilson

Peter Wilson, Group Vice-President, Manufacturing and Supply Organisation, has managed the Group's manufacturing activities since he joined the Group in September 1999. From December 1998 to September 1999, he ran his own consultancy company. From 1967 to 1998, he held various positions in manufacturing with Beecham and then SmithKline Beecham, which took him to Belgium from 1970 to 1978 and Germany until 1992, where he finally became head of Technical Operations. After 1992, he held various management positions as head of manufacturing in Europe, the Middle East, Africa, Latin America, Australia, the Indian sub-continent and the Far East, and was then appointed to an international management position as head of the quality and international distribution for the group. Mr. Wilson has a BSc degree from the University of Liverpool.

14.2 Conflicts of interest involving directors and executive officers

Dr. Klaus Peter Schwabe, who is a director of the Company, is also Chairman of Dr. Willmar Schwabe Familienstiftung, the holding company of the Schwabe group. The Group has entered into various agreements and has shareholdings in joint ventures with the Schwabe group. These agreements and holdings are described in sections 18.1.2 and 22.2 of this registration document. These ties were forged in compliance with the applicable provisions of law and to the Company's knowledge, there is no conflict of interest with Dr. Klaus Peter Schwabe as a result of these operations.

To the best of the Company's knowledge, there is no other matter likely to give rise to a conflict of interest between the duties of the members of the Board of Directors vis-à-vis the Company and their personal interests and other duties.

To the best of the Company's knowledge, there is no further undertaking or agreement with shareholders, clients, suppliers or other party pursuant to which one of the members of the Board of Directors of the Company has been appointed as director.

To the best of the Company's knowledge, the persons indicated in section 14.1.1 of this registration document has not entered into any agreement restricting the sale of their shareholding in the Company.

14.3 Directors' and executive officers' interests in the Company and the Group at 16 March 2006

Name	Office	Number of shares	% of share capital and voting rights
Jean-Luc Bélingard	Chairman and Chief Executive Officer	1	ns
Anne Beaufour	Director	1	ns
Henri Beaufour	Director	1	ns
Alain Béguin	Director	2,194	ns
Hervé Couffin	Director	1,201	ns
Antoine Flochel	Director	3,000	ns
Gérard Hauser	Director	1,347	ns
Pierre Martinet	Director	2,132	ns
René Merkt	Director	2,666	ns
Yves Rambaud	Director	1,801	ns
Klaus-Peter Schwabe	Director	1	ns
Total		**14,345**	**ns**

Certain directors hold an indirect shareholding in the Company or have the power to influence its decisions, as stated notably in section 18.3 of this registration document.

15 Compensation and benefits

15.1 Global amount of compensation and benefits paid to directors

15.1.1 Directors' fees

In respect of the financial year ended 31 December 2005, members of the Company's Board of Directors received an aggregate amount of €402,500 in directors' fees, which were paid during 2006.

15.1.2 Compensation and benefits paid to the Chairman and Chief Executive Officer

The principles underpinning the compensation and benefits paid to Mr Bélingard in his capacity as an executive officer of the Company were set by the Company's Board of Directors at its meeting on 15 September 2005. These principles notably include payment of a target bonus of €300,000 based on performance-related criteria, the allotment of 11,000 bonus shares and termination benefits equivalent to thirty months of his compensation and benefits as an executive officer.

In addition, Mr. Bélingard retains the benefit of the employment contract he signed on 18 July 2005 with the Company, under which he receives annual remuneration of €500,000 gross (plus an expatriate bonus) and in-kind benefits representing an annual gross amount of around €150,000, plus termination benefits equivalent to thirty months of compensation and benefits under his employment contract.

Under the plan, Mr. Bélingard receives the benefit of a pension plan in force at the Company calculated on the basis of the number of years' service determined by reference to the date appearing in the employment contract, that is from 1 January 1995 in Mr Bélingard's case, at the rate of 0.5% a year applied to the remuneration received in the final year of service.

The total compensation and benefits received by Mr. Bélingard during the financial year ended 31 December 2005 came to €418,716, excluding employee profit-sharing, and comprised: an annual salary of €250,000, an expatriate bonus of €104,683 and benefits in kind totalling €64,033.

On 14 November 2005, the Board of Directors allotted Mr. Bélingard 11,000 bonus shares with effect from the day of the admission of the Company's shares for trading on a regulated market, i.e. 6 December 2005 (see section 21.1.4.2 of this registration document).

On 16 March 2006, the Board of Directors set the 2005 bonus to be paid to Jean Luc Bélingard in his capacity as an executive officer at €300,000 and the target bonus based on performance in respect of his directorship at €300,000 for 2006, which may be increased up to €450,000.

15.2 Bonus shares allotted to directors and executive officers

Certain directors and executive officers of the Company, like certain other Group employees, have Ipsen Bonus Shares (Actions Gratuites Ipsen, described in section 21.1.4.2 of this registration document). The following table sets forth all the Ipsen Bonus Shares allotted to members of the Board of Directors, at the registration date of this registration document:

	Date of allotment of entitlements to Ipsen Bonus Shares	Date of the final allotment of Ipsen Bonus Shares	Number of shares allotted
Jean-Luc Bélingard	06/12/2005	06/12/2007	11,000
Total			**11,000**

15.3 Stock options allotted to directors and executive officers

Certain executive officers, like certain other Group employees, have stock options for shares in Mayroy (hereinafter the "Mayroy Options"), the Company's parent company. The following table sets forth all the Mayroy Options allotted to members of the Board of Directors at the registration date of this registration document:

	Exercise price [1]	Exercise period [2]	Number of shares corresponding to the Mayroy Options	Number of Mayroy Options exercised
Jean-Luc Bélingard	24.44	From 05/12/2006 to 25/03/2014	496,800	0
Total			**496,800**	**0**

(1) Average exercise price per share in euros.

(2) The Mayroy options were granted under several stock option plans with different exercise periods. The exercise period indicated corresponds to the opening date of the first exercise period and the closing date of the last exercise period.

Should the Mayroy Options become exercisable, the liquidity mechanism available to holders of Mayroy Options under the Mayroy Understanding, as described in section 18.3.2 of this registration document, would enable Directors of the Company holding Mayroy Options to exchange the Mayroy shares obtained upon exercise of the options for a maximum of 600,392 existing shares in the Company currently held by Mayroy.

15.4 Agreements entered into by the Group with executive officers or key shareholders

In connection with stock option liquidity mechanism described in section 18.3.2 of this registration document, the Company has entered into an agreement with Société Générale Bank & Trust (SGBT) and Mayroy, the purpose of which is to entrust SGBT with management of the liquidity mechanism for the Mayroy Options. This agreement was approved by the Company's Board of Directors on 26 September 2005.

Under this agreement, the Company has notably undertaken to provide Mayroy and SGBT with all the information in its possession required to implement this liquidity mechanism and also to ensure the smooth operation of the liquidity mechanism for Group employees holding Mayroy Options.

Under this agreement, the Company has agreed to cover the SGBT's expenses and charges and to compensate Mayroy for any loss of any kind whatsoever incurred by Mayroy in the event that the Company passes on incorrect information to SGBT when discharging its obligations.

15.5 Loans and guarantees granted to executive officers

None.

16 Operation of the Company's governing bodies

16.1 Organisation of the Company's governing bodies

16.1.1 Organisation of the Board of Directors

▶ 16.1.1.1 Members of the Board of Directors

Subject to the derogations provided for by law, the Board of Directors comprises not less than three and not more than eighteen members, elected by ordinary resolution of the shareholders.

Directors must own at least one share in the Company. A Director who does not own the requisite number of shares on the date of election or ceases to own the requisite number of shares during his term of office, and fails to remedy the position within three months, shall be deemed to have stood down from office.

Should one or more seats on the Board of Directors become vacant between two annual general meetings, either through death or resignation, the Board of Directors may appoint replacements on a provisional basis under the terms and conditions set out by law. However, if the number of Directors falls below the minimum legal requirement, the remaining Directors, or failing that the Statutory Auditors, shall immediately call an ordinary general meeting to elect new Directors. Directors appointed by the Board of Directors must have their appointments approved at the next annual general meeting. Should any appointments not be approved by the shareholders, resolutions and actions taken by or with the assistance of such Directors will nevertheless still be valid. A Director elected to replace an outgoing Director shall remain in office for the remainder of his predecessor's term.

Directors are elected for a term of three years, ending at the conclusion of the annual general meeting held during the year in which they are due to retire by rotation. Directors may always stand for re-election.

▶ 16.1.1.2 Chairman of the Board of Directors

The Board of Directors shall elect a Chairman from among its members, who must be a natural person, failing which the appointment shall be null and void, for a term that may not exceed his term as Director. The Chairman may stand for re-election and may be removed by the Board of Directors at any time.

In the event of the Chairman's temporary unavailability or death, the Board of Directors may delegate another Director to take his place for a limited but renewable term in the event of temporary unavailability and until a new Chairman is elected in the event of death.

The Chairman presides over Board meetings, organises and manages the work of the Board of Directors, reports on the Board's activities to the shareholders, and executes its decisions. The Chairman is responsible for ensuring that the Company's governing bodies function correctly and that the Directors are capable of fulfilling their duties.

The Board of Directors may also appoint a Deputy Chairman, who must be a natural person, to preside over Board meetings in the Chairman's absence. Failing that, in the Chairman's absence, Board meetings shall be chaired by the Director present who is the oldest.

▶ 16.1.1.3 Board meetings

The Board of Directors meets as often as required in the interests of the Company. Meetings are called by the Chairman.

If the Board has not met for a period of over two months, at least one third of the directors, or the Chief Executive Officer if he is not also the Chairman, may ask the Chairman to call a meeting to discuss a particular agenda. The Chairman may not refuse to call a meeting under these circumstances.

Should he fail to do so, the Chief Executive Officer, one of the Deputy Chief Executive Officers or at least two directors may call a Board meeting and set the agenda.

Notice of meetings may be sent by any means, including letter, fax, telex or electronic mail, not less than fifteen days before the date of the meeting, except in emergencies when notice may be sent by any means until the day before the meeting. Meetings may, notwithstanding, be called verbally and held immediately if all members of the Board agree.

Meetings take place either at the Company's registered office or in any other place indicated in the meeting notice.

An attendance register is kept and signed by those Directors attending the Board meeting.

▶ 16.1.1.4 Quorum and majority

The quorum required for the meeting to transact business is the effective presence of at least one half of the Directors. Resolutions are by majority vote of those Directors present in person or by proxy. In the event of a split vote, the Chairman has the deciding vote.

The Board's rules of procedure may permit those Directors attending the meeting via videoconferencing or other electronic means to be counted for the purposes of calculating the quorum and majority, within the limits and under the terms and conditions set out by law. More particularly, this option is not available for those resolutions referred to in article s L.232-1 and L.233-16 of the *Code de commerce*.

▶ 16.1.1.5 Powers

The Board of Directors is responsible for defining and implementing the Company's strategic objectives.

Subject to those powers expressly reserved for the general shareholders' meeting and within the limits of the Company's corporate objects, the Board of Directors is competent to consider and settle all issues involving the proper functioning of the Company through the passing of its resolutions.

With respect to third parties, the Company is bound by the Board of Directors' acts even where they are *ultra vires* of the Company's corporate purpose, unless the Company can prove that the third party knew the act was *ultra vires* or could not fail to know given the circumstances.

Publication of the Company's Articles of Incorporation does not in itself constitute sufficient proof.

The Board of Directors undertakes all the controls and verifications it deems fit.

All Directors shall receive the information required to fulfil their duties and may request any documents they deem useful from the Company's executive management.

16.1.1.6 Board Charter

Under a resolution passed on 30 August 2005, the Board of Directors adopted an internal charter setting out the role and operation of the Board, in accordance with the provisions of the law, the Company's Articles of Incorporation and standard corporate governance practice for listed companies. The main provisions of the Board Charter are described below.

16.1.1.6.1 Role of the Board

The Board of Directors is responsible for governing the Company within the framework of its legal obligations and the obligations set out in its Articles of Incorporation:

- the Board of Directors regularly reviews the strategic objectives and guidelines of the Company and Group, its investment, asset sale and internal restructuring projects, and the Group's general human resources policy, and more particularly its policy on compensation, profit-sharing and incentive schemes. It conducts an annual performance appraisal of the Company's senior executives and is consulted on new executive appointments;
- it approves acquisitions or sales of equity interests or assets, as well as research, development, industrial or commercial partnerships, alliances or co-operation agreements, and more generally all transactions or commitments likely to have a material impact on the Group's financial position, business operations or strategic objectives;
- it is advised by its Chairman and its special committees of all material events concerning the Group's and the Company's business dealings, financial structure and cash position;
- it is responsible for communications with the shareholders and general public, particularly through its supervision and control over information provided by the Company. In this respect, the Board is responsible for defining the Company's communications policy, and particularly the frequency at which the Group publishes financial information;
- it ensures that the Company has reliable procedures for identifying, assessing and monitoring its liabilities and risks, including contingent liabilities, together with an appropriate internal control system.

16.1.1.6.2 Members of the Board of Directors

- Directors must devote the appropriate time and attention to their duties and are expected to attend meetings of the Board and any committees of which they are a member.
- Directors should be chosen for the skills and experience they can offer the Company and the Group in their business operations.
- Directors are deemed to be independent if they meet the following conditions on the date the assessment is made:
  - they are neither employees, executive officers, nor closely related to an executive officer of a Group entity or an entity controlling the Company within the meaning of article L.233-3 of the *Code de commerce*;
  - they are neither executive officers, nor closely related to an executive officer of a company in which a Group entity holds an executive office, either directly or indirectly;
  - they are neither a client, supplier or service provider of the Group, nor a member of a company that is a client, supplier or service provider of the Group;
  - they (i) do not represent a shareholder that owns, (ii) are not members of an entity that directly or indirectly owns and (iii) do not directly or indirectly own, more than five percent of the Company's share capital or voting rights.

  The meaning of executive officer and close relationship with an executive officer are defined in article L.621-18-2 of the *Code monétaire et financier*.

  The Board shall determine at least annually which Directors meet these independence conditions and present its conclusions to the shareholders (i) at each annual general meeting held to approve the financial statements and (ii) during general meetings held to elect new Directors or ratify Directors appointed by the Board.
- Directors may attend training sessions on specific areas of the company, its business activities and industrial sector, arranged spontaneously by the Company or at the request of the Board of Directors.
- Before accepting office, Directors should familiarise themselves with any general or specific obligations imposed upon them. More particularly, they should familiarise themselves with the law governing the Company, its Articles of Incorporation and all the provisions of the Board Charter.
- Directors have a duty to report to the Board any existing or potential conflicts of interest between them and the Company or the Group and must, where it does not involve an ordinary business agreement on market terms and conditions, abstain from the corresponding vote.
- Directors are required to contribute to setting the Company's and the Group's strategic objectives and to exercise control over their implementation. They should exercise careful and effective oversight of the Company's and the Group's management.
- Directors have a general duty of discretion as regards proceedings at Board and special committee meetings. The same applies to all non-public information and documents provided to them during or outside meetings as part of their function on the Board or its special committees and their participation in Board deliberations. This duty of discretion does not end with their term of office.
- Directors undertake to comply with all stock market regulations designed to prevent any abuse of the market that might harm the interests or the image of the Company or the Group.

  Directors may not engage in transactions concerning shares of companies in which they have inside information which is likely to influence the price of those shares.

16.1.1.6.3 Operation of the Board of Directors

The Board of Directors meets at least once a quarter at the Company's registered office or at any other place stipulated in the notice of meeting. Directors may take part in meetings by any means permitted by law or the Company's Articles of Incorporation.

Once a year, the Board discusses its method of operation and appraises the performance of the Group's executive team, including the Chief Executive Officer, but not in their presence. The Board may call in an outside consultant to conduct an appraisal.

16.1.1.6.4 Resources of the Board of Directors

- The Board of Directors may establish temporary or permanent special committees comprising between three and six Directors, including a Chairman of the Committee, appointed by it. These special committees report to the Board on their work and submit their recommendations and proposals.
- In order to maintain effective and prudent control over the Company's and the Group's operations, the Board may call upon the Group's senior executives for assistance. It may ask to see any internal reports, documents and research drawn up by the Group and commission any external technical reports at the Company's expense, subject to the usual confidentiality undertakings.

The Directors may, together or individually, consult the Group's senior executives for advice on any matters, after advising the Chairman of the Board, and meet senior executives without the Chairman's presence.

Similarly, the Directors may, together or individually, ask the Chairman for any information they believe necessary, provided it does not breach any confidentiality rules.

The Directors receive all relevant information, including a monthly report, press reviews and financial research reports.

- The annual report contains a review of the work and operation of the Board and its special committees during the previous year.

16.1.1.6.5 Permanent committees of the Board of Directors

The Board has set up four permanent committees: a Strategic Committee, an Audit Committee, a Compensation Committee and an Appointments Committee. The role and work of these committees as defined in the Board Charter is described in section 16.3 of this registration document.

16.1.2 Executive management

▶ 16.1.2.1 The Chief Executive Officer

Appointment and Removal of the Chief Executive Officer (directeur général)

If the Board of Directors decides to split the roles of Chairman of the Board and Chief Executive Officer, it appoints the Chief Executive Officer and fixes his term of office and any restrictions on his powers.

The Chief Executive Officer may be removed at any time by the Board of Directors. If the Chief Executive Officer is not the Chairman, his removal may give rise to compensation if believed unwarranted.

The Chief Executive Officer is subject to the provisions of article L.225-94-1 of the *Code de commerce* on simultaneously holding more than one of the offices of Chief Executive Officer, member of the Executive Board, sole executive officer, director or member of the Supervisory Board of a *Société Anonyme* with its registered office in France.

If the Chairman is also the Chief Executive Officer, the provisions concerning the Chief Executive Officer also apply to him.

Powers

The Chief Executive Officer has full powers to act at all times and in all circumstances in the name of the Company, within the limits of the Company's corporate purpose and subject to those powers expressly vested by law in the shareholders and the Board of Directors.

The Chief Executive Officer represents the Company in its dealings with third parties. The Company is bound by the Chief Executive Officer's acts even if the acts are ultra vires due to going beyond the Company's stated corporate purpose, unless the Company can prove that the third party knew the act was ultra vires or could not fail to know given the circumstances. Publication of the Company's Articles of Incorporation does not in itself constitute sufficient proof.

▶ 16.1.2.2 Deputy Chief Executive Officers (directeurs généraux délégués)

At the time of the proposal to appoint the Chief Executive Officer, the Board of Directors may appoint one or more persons to assist the Chief Executive Officer in his duties, with the title of Deputy Chief Executive Officer.

The maximum number of Deputy Chief Executive Officers is fixed at five.

The scope and term of powers to be vested in the Deputy Chief Executive Officers are determined by the Board of Directors in agreement with the Chief Executive Officer.

The Deputy Chief Executive Officers have the same powers as the Chief Executive Officer with respect to third parties.

The Deputy Chief Executive Officers may be removed at any time by the Board of Directors at the proposal of the Chief Executive Officer.

If the Chief Executive Officer ceases to exercise or be prevented from exercising his duties, the Deputy Chief Executive Officers will remain in office until a new Chief Executive Officer is appointed, unless otherwise agreed by the Board of Directors.

16.1.3 Executive Committee

The Group has an Executive Committee which is responsible for managing the Company's day-to-day operations and for co-ordinating the Group's various scientific, legal, financial, commercial and strategic actions.

The Executive Committee is also responsible for establishing consistent management policies throughout the Group and assisting the Chairman in implementing the Board's decisions. The Executive Committee comprises the following members: Mrs. Claire Giraut, and Messrs Jean-Luc Bélingard, Christophe Jean, Alain Haut, Jacques-Pierre Moreau, Alistair Stokes and Peter Wilson.

16.2 Service contracts with members of the Company's governing bodies

The Company is not aware of any service contract between the Company or any of its subsidiaries and any of the members of the Board of Directors or management of the Company at the date of registration of this registration document.

16.3 Board Committees

16.3.1 Rules common to all committees

- Committee members are personally appointed from among the Directors for the duration of their term of office as Director. They may not appoint a proxy to attend meetings. They may be replaced or removed at any time by the Board of Directors. Their term of office is renewable. A Director may be a member of several committees.
- The chairman of each committee is appointed from among the committee members by the Board of Directors.
- Subject to any special rules applicable to them, the committees determine how often they meet. Meetings are held at the Company's registered office or at any other place stipulated by the chairman, who convenes the meetings and draws up the agenda.
- A quorum of at least half the members is required for the committee to transact business. Members may take part in meetings by any means permitted by law or the Articles of Incorporation.
- The chairman of a committee may invite all members of the Board of Directors or any other person to attend one or more of its meetings in a consultative capacity, but only the committee members may vote on agenda items.
- Minutes of each committee meeting are prepared by the secretary of the Board of Directors, under the responsibility of the committee's chairman. The minutes are circulated to all committee members.

  The chairman reports to the Board of Directors on the committee's work under the terms and conditions determined by the Board.
- The committees make proposals and recommendations in their field of expertise.

  To this end, they may conduct or commission all external reports or research to assist them in their work, at the Company's expense.

  The committees report to the Board of Directors on their work at each Board meeting.

  A summary of the activity of each committee can be found in the Company's annual report and accounts.
- Fees paid to committee members and chairmen are set by the Board of Directors and deducted from the total amount of Directors' fees approved by the shareholders.
- The committees are responsible for determining all their other rules and procedures. They periodically ensure that their rules and procedures enable them to assist the Board effectively in handling matters within its scope of responsibility and may propose changes to the Board charter.

16.3.2 The Strategic Committee

- The Strategic Committee's role is to:
  - review all strategic issues affecting the Company and the Group with regard to research and development, industrial, commercial and financial matters, and alliances and partnerships of all types;
  - review any major investment, asset sale, restructuring, alliance or partnership projects;
  - prepare for the Board of Directors' periodic appraisal of its operating procedures and make recommendations for improvement;
  - analyse, appraise and report annually to the Board of Directors on all aspects of the performance of the Company, the Group and its management, and make recommendations for improvement;
  - submit reports, proposals and recommendations on all issues falling within its scope of responsibility.
- The Strategic Committee is composed of the Chairman of the Board, who is also the chairman of the committee, plus five other Directors.
- The Strategic Committee meets at least four times a year. Meetings are convened by the committee's chairman.
- The Strategic Committee may call upon the Group's senior executives for assistance. It may request sight of any internal reports, documents and research drawn up by the Group and commission any external technical reports at the Company's expense, subject to the usual confidentiality undertakings.

16.3.3 The Audit Committee

- The Audit Committee's role is to:
  - evaluate the accounting policies used to prepare the parent company and consolidated financial statements, review and evaluate the basis for consolidation and the relevance of accounting methods applied to the Group;
  - examine the semi-annual and annual financial statements, together with budgets and forecasts, prior to their presentation to the Board of Directors;
  - control the quality of and compliance with procedures, evaluate information received from management, internal committees and internal and external auditors;
  - supervise the appointment and reappointment of the statutory auditors, form an opinion on the amount of fees charged by the statutory auditors and report it to the Board of Directors;
  - review the details and appropriateness of the fees paid by the Company and the Group to the statutory auditors and ensure that these fees and corresponding services are not liable to affect their independence.
- The Audit Committee comprises three Directors not including the Chairman of the Board. The chairman of the committee is appointed by the Board of Directors from among the committee members.
- The Audit Committee meets at least four times a year. Meetings are convened by the committee's chairman.
- The Audit Committee is responsible for:
  - submitting proposals to the Board of Directors concerning the appointment, fees and replacement of the statutory auditors;
  - reviewing with management and the statutory auditors the quarterly, semi-annual and annual financial statements, the Group's accounting methods, audit systems and internal control systems, and all reports on financial reporting, accounting policies and communications between management and the statutory auditors;
  - examining and controlling rules and procedures concerning conflicts of interest, management expenses, identification and measurement of the key financial risks and their application, and submitting an annual report to the Board of Directors;
  - examining, controlling and evaluating on an annual basis the statutory auditors' independence, audit procedures, difficulties encountered and measures taken to resolve them, and supervising the internal audit function;
  - more generally, examining, controlling and evaluating all matters likely to affect the accuracy and fairness of the financial statements.
- The Audit Committee may request any information it deems necessary or useful and call upon anyone it deems necessary or useful for assistance.

16.3.4 The Appointments Committee

- The Appointments Committee's role is to:
  - make proposals to the Board on the re-election, replacement or nomination of new Directors;
  - give an opinion on the appointment or replacement of the Chief Executive Officer and any Deputy Chief Executive Officers.
- The Appointments Committee is composed of three Directors other than the Chairman of the Board. The chairman of the Appointments Committee is appointed by the Board of Directors from among the committee members.
- The Appointments Committee meets at least twice a year. Meetings are convened by the committee's chairman or at the request of the Chairman of the Board of Directors.

16.3.5 The Compensation Committee

- The Compensation Committee's role is to:
  - make proposals to the Board of Directors on all components of the compensation paid to the Group's executive officers and senior managers;
  - give an opinion on the appointment of key managers other than the Chief Executive Officer, and on all components of their compensation;
  - make recommendations to the Board of Directors on all personnel compensation and incentive schemes, including employee savings plans, employee share ownership, stock options and bonus shares.
- The Compensation Committee comprises three members elected from among the Directors, other than the Chairman of the Board. The chairman of the committee is appointed by the Board of Directors from among the committee members.
- The Chairman of the Board may be asked to take part in the committee's work, except where it concerns his own compensation.
- The Compensation Committee meets at least twice a year. Meetings are convened by the committee's chairman, or at the request of the Chairman of the Board.

16.4 Internal control

The Company meets law requirements concerning internal control and follows the principles of corporate governance.

The Company has an internal control system covering operational and financial processes. The Chairman of the Board of Directors has prepared a report on corporate governance and internal control.

16.4.1 Chairman's report on corporate governance and internal control

To the Shareholders,

As you know, the Company only became a *société anonyme* on 30 August 2005. Before that, it was a *société par actions simplifiée* governed by the provisions of article s L.227-1 et seq. of the *Code de commerce*. All the shares comprising the share capital were held by Ipsen S.A., a Luxembourg company which was renamed Mayroy S.A. on 26 September 2005.

Until 30 August 2005, Christophe Jean was Chairman of the Company but was not required to prepare an annual report on corporate governance and internal control as provided for by article L.225-37 of the *Code de commerce*. As the Company did not have a Board of Directors until 30 August 2005, no report was prepared for the year ended 31 December 2004.

▶ 1. Corporate governance

All the information herein refers to the Company's corporate governance system since it became a société anonyme on 30 August 2005.

1.1 Composition of the Board of Directors

At 16 March 2006, the Board of Directors was composed of eleven members. All Directors are due to retire at the conclusion of the annual meeting held to approve the financial statements for the year ended 31 December 2007.

The members of the Board of Directors are:

Name	Office	Elected
Jean-Luc Bélingard	Chairman and Chief Executive Officer	30/08/2005
Anne Beaufour	Director	30/08/2005
Henri Beaufour	Director	30/08/2005
Alain Béguin	Director	30/08/2005
Hervé Couffin	Director	30/08/2005
Antoine Flochel	Director	30/08/2005
Gérard Hauser (*)	Director	14/12/2005
Pierre Martinet	Director	19/09/2005
René Merkt	Director	19/09/2005
Yves Rambaud	Director	30/08/2005
Klaus-Peter Schwabe	Director	30/08/2005

(*) Coopted by the Board of Directors.

Antoine Flochel has been appointed Vice Chairman of the Board of Directors.

1.2 Frequency of Board meetings

The Board of Directors has met eight times since the Company became a *société anonyme* on 30 August 2005.

1.3 Notice of meetings and Directors' attendance

Directors receive a notice of meeting by letter not less than fifteen days before the date of the meeting, in accordance with the provisions of the Company's Articles of Incorporation.

The attendance register shows that the following Directors were present in person or by proxy at each of the meetings held since 30 August 2005:

- 30 August 2005: ten Directors out of ten;
- 15 September 2005: ten Directors out of ten;
- 26 September 2005: eleven Directors out of eleven;
- 14 November 2005: eleven Directors out of eleven;
- 21 November 2005: eleven Directors out of eleven;
- 6 December 2005: eleven Directors out of eleven;
- 14 December 2005: eleven Directors out of eleven;
- 16 March 2006: eleven Directors out of eleven.

As required by article L.225-238 of the *Code de commerce*, the Statutory Auditors were invited to attend the Board meetings held to review or approve the annual and interim financial statements, as follows:

- meeting of 26 September 2005 to approve the Company's interim financial statements for the six months ended 30 June 2005;
- meeting of 16 March 2006 to approve the Company's individual and consolidated financial statements for the financial year ended 31 December 2005;

1.4 Chairman of the Board meetings

The eight Board meetings held since 30 August 2005 have all been chaired by Jean-Luc Bélingard, Chairman of the Board.

1.5 Organisation and operation of the Board's special committees

At its meeting of 30 August 2005, the Board of Directors adopted an internal charter setting out the role and operation of the Board, in accordance with the provisions of law, the Company's Articles of Incorporation and standard corporate governance practice for listed companies.

Under the Charter, the Board created four permanent committees:

- *Strategic Committee*, whose principal role is to review all strategic issues affecting the Company and the Group with regard to research and development, industrial, commercial and financial matters, and alliances and partnerships of all types;
- *Audit Committee*, whose principal role is to examine the consolidated and unconsolidated financial statements, together with budgets and forecasts, prior to their presentation to the Board, and to control the quality of and compliance with procedures, and evaluate information received from management, internal committees and internal and external auditors;
- *Appointments Committee*, whose principal role is to make proposals to the Board of Directors on the re-election, replacement or nomination of new Directors;
- *Compensation Committee*, whose principal role is to make proposals to the Board of Directors on all components of the compensation paid to the Group's executive officers and senior managers.

The composition of these four permanent committees is as follows:

- the Strategic Committee: Jean-Luc Bélingard, Anne Beaufour, Henri Beaufour, Antoine Flochel, Klaus-Peter Schwabe and Hervé Couffin;
- the Audit Committee: Yves Rambaud, Alain Beguin and Pierre Martinet;

- the Appointments Committee: Anne Beaufour, Alain Beguin and Hervé Couffin;
- the Compensation Committee: Antoine Flochel, Yves Rambaud and Gérard Hauser.

Since their creation on 30 August 2005, the permanent committees have met as follows:

- Strategic Committee:
  - meeting of 6 October 2005, attended by all members of the committee. The agenda for the meeting was to discuss strategy in the US market;
  - meeting of 27 January 2006, attended by all members. The committee deliberated about the strategy to be pursued in the US market;
  - meeting of 20 February 2006, attended by all members of the committee. The committee deliberated about the strategy to be pursued in the US market;
- Audit Committee:
  - meeting of 22 September 2005, attended by all members of the committee. The agenda for this meeting was as follows:
    - review of the financial statements to be presented to the Board on 26 September 2005,
    - internal control procedures,
  - meeting of 7 December 2005, attended by all members. The committee reviewed the budget for 2006;
  - meeting of 15 December 2005, attended by all members. The agenda for this meeting was as follows:
    - Closing options for 2005,
  - meeting of 13 March 2006, attended by two members. The agenda for this meeting was as follows:
    - review of the financial statements for the financial year ended 31 December 2005,
    - review of the fees to be paid to the statutory auditors for the 2006 financial year,
- Appointments Committee:
  - meeting of 15 September 2005, attended by all members of the committee. The agenda for this meeting was as follows:
  - appointment of new Directors,
  - procedure for selecting candidates.
  - meeting of 7 November 2005, attended by all members. The committee deliberated about the appointment of a new Director;
- The Compensation Committee:
  - meeting of 7 September 2005, attended by all members of the committee. The agenda for this meeting was as follows:
    - compensation policy,
    - stock options and bonus shares,
    - employee share offering,
    - Chairman's appointment as an executive officer,
  - meeting of 26 September 2005, attended by all members of the committee. The agenda for this meeting was as follows:
    - allotment of stock options and bonus shares,
  - meeting of 19 October 2005, attended by all members. The agenda for this meeting was as follows:
    - review of plans stock options and bonus shares,
  - meeting of 3 November 2005, attended by all members. The agenda was as follows:
    - finalisation of the proposals to allot stock options and bonus shares,
  - meeting of 31 January 2006, attended by all members. The committee deliberated about the Chairman's compensation and benefit package.

1.6 Minutes of Board meetings

Minutes of Board meetings are prepared after the meeting and submitted to the Board for approval at its next meeting. Once approved by the Board, they are signed and placed in the Company's minute book.

▶ 2. Executive management and restrictions on the powers of the chief executive officer

At its meeting of 30 August 2005, the Board elected not to split the offices of Chairman of the Board and Chief Executive Officer. There are no restrictions on the powers of the Chairman and Chief Executive Officer.

The Chairman and Chief Executive Officer has full powers to act at all times and in all circumstances in the name of the Company, within the limits of its corporate purpose and subject to those powers expressly vested by law in the collective body of shareholders and the Board of Directors. He represents the Company in its dealings with third parties.

At its meeting of 30 August 2005, the Board appointed Jean-Luc Bélingard as Chief Executive Officer for a term concurrent with his term as Director.

The Board has not appointed any Deputy Chief Executive Officers.

▶ 3. Internal control

3.1 Scope of internal control

The Group's internal control rules apply to all its subsidiaries (hereinafter "the Subsidiaries") of the Company under exclusive control within the meaning of the IFRSs. The Company and its Subsidiaries are together referred to as the "Group".

3.2 Basis for preparation of the report

This report describes the internal control system put in place by the Group. It has been prepared with the assistance of the Finance Department based on existing procedures within the Company. These procedures were identified through interviews with the Company's key managers and consultation of the available documentation concerning the issues under review.

3.3 Internal control objectives

Internal control is a function defined and implemented by executive management and Group employees to provide shareholders, Directors and executive officers with reasonable assurance about the achievement of the following objectives:

- completion and optimisation of operations, including the effectiveness of operations and protection of the Company's assets;
- reliability of the financial statements; and
- compliance with all applicable laws and regulations.

Internal control is designed to provide reasonable assurance about these matters but cannot provide absolute assurance that the objectives will be met.

To meet its internal control objectives, the Group's executive management has set out the following general guidance:

1. Control environment

All Group Subsidiaries are required to maintain and develop a reliable and effective internal control system. This principle underpins all the internal control mechanisms implemented within the Group. Criteria include integrity, ethical values, management philosophy and operating style, empowerment and responsibility, as well as management's duty to oversee business operations, the quality of information reported to the Group and management transparency.

2. Risk assessment

The risk management process was defined in line with various elements described in the COSO II standard.

In particular, mapping of risks, which represents the first step in risk management, was initiated to identify internal and external events liable to affect the Group's objectives.

The pilot project was carried out during 2005, and the results led to the definition of a method to identify risks affecting the Group's units, then rating their impact and the probability of occurrence. The risk mapping methodology is currently being introduced by the Group's Industrial department.

3. Control activities

This principle involves all procedures and rules designed to ensure that risks are taken into account and Group directives are properly applied.

4. Information and communication

This principle involves identifying, collecting and communicating the information required to assume responsibilities and take informed decisions.

5. Oversight

This principle involves the periodical assessment of controls, through oversight activities conducted by management, particularly within the Executive Committee and its special committees.

3.4 General internal control structure

The Group's business operations all fall within the same sector and are vertically integrated. Its operations, as presented below, are managed on a decentralised basis within autonomous business units ("Business Units") which have real decision-making power but operate in line with the Group's overall strategic guidance.

The Group's business activities are:

- pharmaceutical research and development;
- manufacturing; and
- operations, organised geographically by country or groups of countries depending on their size and development stage.

The central support functions are:

- executive management;
- strategic planning;
- strategic marketing;
- finance, including the administrative department;
- business development;
- legal affairs;
- intellectual property;
- human resources; and
- public affairs and corporate communications;

The Business Units are governed by three types of process:

- operating processes, which are the key processes involved in the Group's business activities: discovering, developing and registering drugs; manufacturing drugs and managing the supply chain; promoting and marketing the drugs in their various markets;
- management processes, which are the responsibility of the Group's executive management and concern the Group's organisation and strategic planning, preparation, communication and oversight;
- support processes, which help optimise and control operating processes and protect the Group's assets (finance, human resources, public affairs and corporate communications, legal affairs and administration).

3.4.1 General internal control structure

3.4.1.1 Board of Directors and its permanent committees

The role of the Board of Directors and its permanent committees, together with the organisation and operation of executive management, are presented in the first part of this report.

3.4.1.2 Executive Committee

The Group has an Executive Committee which is responsible for managing the Company's day-to-day operations and for co-ordinating the Group's various scientific, legal, financial, commercial and strategic initiatives.

Chaired by the Chairman and Chief Executive Officer, its role is to implement the Group's strategy, review and authorise transactions submitted to it and set targets for the operating departments and support functions. The Executive Committee is also responsible for providing the Board of Directors with information and recommendations on issues concerning the Group's strategy and business activity.

In addition, the Executive Committee's role is to establish consistent management policies throughout the Group and assist the Chairman and Chief Executive Officer in implementing the Board's decisions.

The members of the Executive Committee are:

- Chief Executive Officer: Jean-Luc Bélingard;
- Chief Financial Officer: Claire Giraut;
- Executive Vice-President, Human resources: Alain Haut;
- Executive Vice-President, Operations: Christophe Jean;
- Executive Vice-President, Research and Development: Jacques-Pierre Moreau;
- Executive Vice-President, Corporate Development: Alistair Stokes;
- Executive Vice-President, Manufacturing and Supply Organisation: Peter Wilson

The Executive Committee typically meets twice a month.

3.4.1.2.1 Disease Area Teams (DATs) and Ipsen Strategy Teams

The DATs report to the Executive Committee and are responsible for defining and managing the Group's strategy in its targeted therapeutic areas. They are cross-functional teams and are composed of representatives from the Group's various business activities. Their work focuses on assessing the needs of markets and patients and on acquiring scientific knowledge in the therapeutic areas concerned.

The Ipsen Strategy Teams play a similar role for the primary care therapeutic areas.

3.4.1.2.2 Strategic Product Planning Committee (SPPC)

The SPPC reports to the Executive Committee. Its role is to manage its development portfolio and review external growing of the acquisition opportunities.

The Committee is composed of representatives from across the Group's business activities and the main support functions (finance, legal affairs, intellectual property and business development).

Its key responsibilities are: centralising, assessing and taking decisions on recommendations and information concerning research and development projects, preparing information for the Executive Committee on acquisition opportunities submitted to it and prioritising and allocating resources to development projects, within the budgets approved by the Executive Committee.

3.4.1.2.3 Financial Communications Preparation Committee (FCPC)

The purpose of this committee is to prepare the information released in regular financial communications and to formulate and then update drafts submitted for the Executive Committee's approval.

This committee, which is overseen by the Chief Financial Officer, has eight permanent members representing the Group's principal functions.

3.4.1.2.4 The Corporate Disclosure Committee

The role of this Committee is to prepare communications and statements for the Executive Committee related to unforeseen events, which could potentially have a significant impact on the value of Ipsen shares. This committee has four members, namely the Chief Financial Officer, the Chief Legal Officer, the Chief Communications Officer and the Chief Medical Officer. Other staff may attend, if need be. It meets as required and provides the Executive Committee with the information it needs to make decisions.

3.4.1.2.5 Management of partnership agreements

The Executive Committee creates cross-functional teams to oversee the main projects conducted under partnership agreements. Each team is headed by a project manager and comprises representatives of the various business activities concerned, as well as the support functions. The teams provide a central contact point for each partnership. Their role is to ensure that the Group's partnerships take place in the best possible conditions and in accordance with the terms of the agreement. They are also responsible for co-ordinating work and meetings between the parties.

3.4.1.3 Group Strategic Planning

The Group Strategic Planning Department reports to the Group Vice-President, Operations. Its role is to co-ordinate the Group's four-year plan and conduct research on the Group's organisation structure, business operations and acquisitions. It makes recommendations to the Group Executive Committee.

3.4.1.4 Operations Committee

The Operations Committee is headed by the Group Vice-President, Operations. It is composed of the heads of each of the key operating Business Units responsible for product marketing, as well as representatives of the support functions. It meets about eight times a year to review the Group's performance in terms of sales and product promotion in the various local and regional markets, as well as the main operating procedures applicable before their implementation. Certain groups of countries have their own regional Operations Committee.

3.4.1.5 Quality control departments

The Group has two quality control departments whose role is to support the needs of the entire Group in research and development and manufacturing.

The International Quality Assurance department reports to the research and development department. Its role is to ensure that clinical trials are conducted in line with good clinical practice ("GCP") and good laboratory practice ("GLP").

The Group Quality department reports to the manufacturing Business Unit. Its role is to establish quality systems that comply with good manufacturing practice ("GMP") both for products in the clinical development stage and those that are already registered.

In addition, each manufacturing plant has a quality assurance department responsible for controlling the conformity of operations, systems and products.

3.4.1.6 Legal Affairs department

The Group Legal Affairs department is responsible for managing the Group's legal risks. It plays a support, optimisation and control role in drawing up contractual terms between the Group and third parties. The Group Legal Affairs department has implemented a referral procedure setting out the areas in which and the way in which the Legal Affairs department is to be consulted by all Group companies before they enter into any agreement.

It is also responsible for managing all litigation and disputes involving Group companies.

3.4.1.7 Intellectual property department

The Intellectual Property Department is responsible for (i) protecting the Group's intangible assets, including its brands and trademarks, logos, domain names and know-how; and (ii) protecting and enhancing the value of the Group's intellectual property portfolio by strengthening its position with respect to third parties. It plays an intelligence, information and advisory role for management and all Group companies, particularly by providing strategic information to help determine the Group's intellectual property policy.

3.4.1.8 Public Affairs and Corporate Communications department

The Public Affairs and Corporate Communications department is responsible for defining and overseeing the Group's communications strategy. It defines the schedule of priority communications campaigns and generally maintains the coherence and checks the accuracy and relevance of information released and disseminated both internally and outside the Group.

3.4.2 Other components of the internal control framework

3.4.2.1 Pharmacovigilance

Pharmacovigilance forms an integral part of the Group's research and development activity. Its role is to monitor the risk of undesirable side effects resulting from the use of products being developed and marketed by the Group.

Pharmacovigilance includes:

- gathering information on reported undesirable side effects;
- registering, assessing and using that information for preventive purposes;
- conducting research and other work concerning the safe use of drugs.

Pharmacovigilance also ensures that the Group meets its regulatory obligations in respect of these three activities in all countries where it operates.

3.4.2.2 Code of Ethical Conduct

On 1 July 2005, at the initiative of the Executive Committee, the Group prepared a code of conduct (hereinafter "the Code of Ethical Conduct") governing all Group employees. It sets out the general principles underlying the professional conduct required of all Group employees (competition law, prevention of conflicts of interest, relations with third parties, gifts and entertainment, financial statements and fraud prevention) and summarises the key existing legal provisions governing relations between the Group and third parties.

Concomitantly, the Executive Committee has put in place an ethics committee independent of the Group hierarchy to give employees who so desire the option of notifying the committee of any matter or presumed irregularity or infringement of the Code of Ethical Conduct. The ethics committee has the power to investigate matters reported to it and presents its conclusions directly to the Group's Executive Committee.

3.4.2.3 Health, safety and environment policy (HSE)

The Group's Quality Department Control is responsible for the Group's overall health, safety and environmental policy, and for monitoring performance indicators in this field. Each manufacturing plant has its own HSE department responsible for setting out internal HSE rules and for ensuring that personnel and site operations comply with safety regulations.

3.4.2.4 Logistics

The logistics function is responsible for providing effective logistics flows and information systems with the aim of securing and optimising the supply of goods from the manufacturing plants to the Group's markets.

At the end of 2004, the Group launched a plan to strengthen relations between the manufacturing plants and operational markets. The key objectives of the plan are to improve order forecasting accuracy and ensure the availability of stocks required for optimum functioning of logistics flows, notably by taking into account the growing interaction between the Group's manufacturing plants and its partners.

3.4.2.5 Insurance

The insurance function is the responsibility of the administrative department, which reports to the Group's Finance Department. Its role is to:

- identify and reduce risks by recommending the implementation of appropriate prevention plans;
- negotiate and monitor the Group's insurance policies;
- provide technical support to Group companies in negotiating and monitoring local insurance policies;
- handle claims;
- monitor the Group's legal commitments and their impact in terms of liability.

3.4.2.6 Audits

The pharmaceutical industry is highly regulated at both the national and international level. A strict framework of laws and regulations govern all the Group's business activities, from clinical research and development to the manufacture of active substances and drugs, and their promotion in the market. The Group's manufacturing plants are inspected regularly by official organisations.

The Group's quality control departments (research and development and manufacturing) conduct audits of the activities that come under their responsibility.

In 2004, the Group's Finance Department created an internal audit function whose role is to control the integrity of financial reporting activities.

3.5 Financial reporting procedures

3.5.1 Objectives and participants

The Group Finance Department is responsible for internal control over financial reporting. The key objectives are:

- preparing consolidated financial statements for the Group in accordance with the applicable laws and regulations, under the authority of the Group's Accounting and Consolidation Department;
- managing the budgeting and forecasting process, under the authority of the Group's Financial Control department;
- reviewing the Group's performance and any variance against forecasts, under the authority of the Group's Financial Control department;
- reviewing the monthly management report for research and development, manufacturing and operations, under the authority of the Group's Financial Control department;
- managing fiscal affairs and overseeing any matters relating to company law for all Group subsidiaries, under the authority of the administrative department;
- managing the Group's financing, which is the responsibility of the Group's Treasury department;
- controlling the integrity of financial reporting, which is the responsibility of the Internal Audit department.

3.5.2 Preparation of the consolidated financial statements

The Group's Accounting and Consolidation department centralises information reported by the finance department of each Subsidiary and produces consolidated financial statements for the Group:

- the financial statements reported by each Subsidiary are analysed before being imported for consolidation;
- the financial statements are reconciled with the management indicators monitored by the financial control department. Sales trends, consolidated debt, investment and workforce figures are reconciled with the periodic monitoring carried out by the Group's financial control and treasury departments.

As part of its responsibility for producing consolidated financial statements, the Group's Accounting and Consolidation department draws up accounting manuals, management reporting packages and the chart of accounts to be used for preparing the Group's financial statements, to ensure that all Group Subsidiaries produce consistent information that complies with the Group's accounting policies.

It also verifies that the financial and accounting information reported externally by the Group is fair and comprehensive.

3.5.3 Periodic letter of representation

At the end of each year, the finance departments of each Group company are required to confirm in writing, at the request and in the terms set out by the Group's executive management, that the financial statements comply with all applicable laws and regulations.

3.5.4 Financial control

Financial control is organised on the basis of the Group's business activities. It issues instructions for preparing budgets and forecasts. It controls the quality of information received in the monthly reporting and as part of the Group's budget and plan preparation.

The financial control department also analyses the Group's actual performance and any variance against forecasts. It identifies and quantifies the risks and opportunities involved in budget and forecast information.

3.5.5 Authorisation of capital expenditures

This procedure is designed to assess the appropriateness of capital expenditure plans, independently from the budget and forecasting process, and obtain the information and authorisations required to commit to the expenditures. A summary is prepared to centralise all conclusions relevant to the decision-making process at the appropriate level.

This procedure was implemented in all the Group's manufacturing plants in the first half of 2005.

3.5.6 Financial authorisation.

The financial authorisation procedure lays down the commitment levels authorised for operational managers and the list of managers authorised to enter into commitments.

3.5.7 Financing and treasury

The Group has a centralised cash management system to ensure optimum protection of its financial assets and adequate liquidity. Exposure to exchange rate and interest rate risk is managed by the Group's Treasury department, which does not take any positions that are not directly linked with the Group's operational or financial activities.

3.5.8 External audit

In accordance with the law, the Group's financial statements are audited by statutory auditors. Their responsibility encompasses all Group companies included in the scope of consolidation. Each company, with the exception of certain non-material companies with regard to the consolidated financial statements, is subject to an audit or limited review as the case may be.

Apart from the legal requirements, the statutory auditors produce a report on their work summarising all key audit points identified and their resolution, as well as recommendations on the Group's internal control system. These recommendations are discussed with each subsidiary's management team and their implementation is monitored. The statutory auditors' report is also presented to the Board's Audit Committee.

16.4.2 Statutory Auditors' report on the Chairman's report on corporate governance and internal control

Ipsen S.A.

Registered office: 42, rue du Docteur Blanche, 75016 Paris, France

Share capital: €84,024,683

Statutory Auditors' report prepared in accordance with article L. 225-235 of the *Code de commerce* on the Chairman of Ipsen S.A.'s report on internal control and financial reporting

Year ended 31 December 2005

To the Shareholders,

In our capacity as statutory auditors of Ipsen S.A. and pursuant to the provisions of article L. 225-235 of the *Code de commerce*, we hereby report to you on the report prepared by the Chairman of your company in accordance with article L. 225-37 of the *Code de commerce* for the financial year ended 31 December 2005.

It is incumbent upon the Chairman to report on the corporate governance and internal control procedures implemented within the Company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on internal control and financial reporting procedures.

We performed our procedures in accordance with professional standards applicable in France. These standards require us to plan and perform procedures to assess the fairness of the information and statements in the Chairman's report on the internal control and financial reporting procedures. These procedures notably consisted in:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control and financial reporting procedures, presented in the Chairman's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman's report, prepared pursuant to the provisions of the final section of article L. 225-37 of the *Code de commerce*.

Paris la Défense and Neuilly-sur-Seine, 17 March 2006

The statutory Auditors

KPMG Audit	Deloitte & Associés
Department of KPMG S.A.	
Catherine Porta	Christophe Perrau
Partner	*Partner*

17 Employees



Page

17.1 Human resources

At 31 December 2005, the Group had 3,800 employees worldwide, 35% of whom (excluding the "field" sales force) are exempt employees. Of these 3,800 employees, 692 were assigned to Research and Development activities, 1,525 to sales (78% of whom were medical sales representatives), 1,048 to manufacturing and supply chain functions and 535 to administration and support services.

After two years of stability (with 3,775 employees at 31 December 2003 and at 31 December 2004 on a pro forma basis), the Group's workforce saw a modest increase of 1% during 2005.

17.1.1 Geographical analysis

At 31 December 2005, close to 31% of the Group's 3,800 employees and notably 49% of the sales force, were employed outside the Major Western European countries. The following table shows a geographical analysis of Group's employees by function.

	Sales	Manufacturing and supply chain	Research and Development	Administration and other	Total
At 31 December 2005					
Major Western European countries [1]	800	869	579	385	2,633
Other European countries	320	119	29	84	552
Rest of the world [2]	405	60	84	66	615
Total	**1,525**	**1,048**	**692**	**535**	**3,800**
At 31 December 2004					
Major Western European countries [1]	841	857	546	381	2,625
Other European countries	316	117	31	81	545
Rest of the world [2]	401	55	80	69	605
Total	**1,558**	**1,029**	**657**	**531**	**3,775**
At 31 December 2003					
Major Western European countries [1]	815	880	527	381	2,603
Other European countries	307	92	23	76	498
Rest of the world [2]	428	109	65	72	674
Total	**1,550**	**1,081**	**615**	**529**	**3,775**

(1) I.e. Germany, Spain, France, Italy and the United Kingdom.
(2) Including North America and Asia.

17.1.2 Structure and trends in Group's workforce

The following tables provide an insight into the structure and recent trends in the Group's workforce. As illustrated by these tables, the Group's efforts to provide stable employment allowed to maintain a high level of permanent jobs at 31 December 2005, and the size of the workforce increased by close to 25 employees between 31 December 2003 and 31 December 2005.

▶ 17.1.2.1 Overall trends in Group's workforce

	31/12/2005	31/12/2004	31/12/2003
Major Western European countries[1]	2,633	2,625	2,603
Other European countries	552	545	498
Rest of the world[2]	615	605	674
Total	**3,800**	**3,775**	**3,775**

(1) I.e. Germany, Spain, France, Italy and the United Kingdom.
(2) Including North America and Asia.

▶ 17.1.2.2 Analysis of the workforce by type of employment contract

(as a percentage)	31/12/2005	31/12/2004	31/12/2003
Permanent	96%	97%	97%
Non-permanent	4%	3%	3%

▶ 17.1.2.3 Analysis of the workforce by employment category

	Exempt staff	Non-exempt staff	Sales force [1]
At 31 December 2005	907	1,695	1,198
At 31 December 2004	984	1,634	1,157
At 31 December 2003	849	1,748	1,178

(1) Field sales force.

Between 2003 and 2005, the number of exempt staff increased significantly (up 7%), while the number of non-exempt staff dropped by 3%. The continuation of this trend drove the ratio of exempt staff to non-exempt staff up from 48.6% in 2003 to 53.5% by 31 December 2005.

▶ 17.1.2.4 Recruitments within the Group

	31/12/2005			31/12/2004			31/12/2003		
	Total	Perm.	Fixed term	Total	Perm.	Fixed term	Total	Perm.	Fixed term
Major Western European countries [1]	382	245	137	379	279	100	383	311	72
Other European countries	133	110	23	150	136	14	126	122	4
Rest of the world [2]	231	221	10	183	172	11	199	196	3
Total	**746**	**576**	**170**	**712**	**587**	**125**	**708**	**629**	**79**

(1) I.e. Germany, Spain, France, Italy and the United Kingdom.
(2) Including North America and Asia.

▶ 17.1.2.5 Termination of employees within the Group

	Redundancies / Dismissals	Resignations, end of fixed-term contracts, seasonal contracts	Retirements, deaths
2005 financial year			
Major Western European countries [1]	78	276	20
Other European countries	27	97	2
Rest of the world [2]	42	178	1
Total	**147**	**551**	**23**
2004 financial year			
Major Western European countries [1]	144	239	40
Other European countries	35	80	-
Rest of the world [2]	27	169	-
Total	**206**	**488**	**40**
2003 financial year			
Major Western European countries [1]	74	133	15
Other European countries	47	129	2
Rest of the world [2]	52	86	-
Total	**173**	**348**	**17**

(1) I.e. Germany, Spain, France, Italy and the United Kingdom.
(2) Including North America and Asia.

In October 2005, the Group entered into an agreement with Faes Farma S.A. to sell assets belonging to its Spanish subsidiary Ipsen Pharma S.A. that are dedicated to promoting and selling primary care products. Employees working for the sales network of these products were transferred to Faes. In spite of all its efforts, the Group was unable to find a buyer for the manufacturing activities of this subsidiary. Consequently, production is expected to shut down definitively during 2006. An outplacement and support plan will be implemented to minimise the social impact on the affected employees.

In addition, the Group continued to reorganise certain functional departments to take into account its international expansion and to integrate cross-divisional functions (IT, Pharmacovigilance, Human Resources) within corporate functions. Thanks to well implemented staffing plans, this restructuring process did not have adverse impact on employment.

Other lay-offs initiated by the employer (345 in 2005) relate either to dismissals for personal reasons, during trial periods or from the non-renewal of fixed-term contracts that had reached their maturity.

17.1.3 Group's human resources policy

▶ 17.1.3.1 Group's employment policy

Group's employment policy aims at attracting and maintaining a suitably qualified, well trained and highly motivated workforce to perform, as efficiently as possible, the various tasks and roles inherent to the Group's business activities.

Carrer development

Internal promotion is one of the key ways to motivate employees and their supervisors (5% of employees had a promotion in 2005). Accordingly, opportunities to change jobs, switch functions and to move to new locations are regularly offered to Group's employees on the jobs forum of the Group's intranet site, prior to or at the same time as they are advertised externally. In 2005, 159 job vacancies (excluding medical sales representatives) were published internally (32% for administration and support services, 28% for Research and Development, 29% for manufacturing and supply chain and 11% for operations).

Vocational training courses have been organised in manufacturing units and, in France, efforts towards professional certifications are underway.

Use of temporary personnel

The main reason for using temporary personnel is the replacement of absent employees. It is concentrated primarily in manufacturing and supply chain departments where absenteeism is the highest, while it is vital to keep production going at all times (see the table in section 17.1.3.2.3 of this registration document). Even so, only limited use is made of temporary staffing, since it accounted for only 62.5 full-time equivalents during 2005 for all Group's production units, i.e. 6% of the production workforce. In addition, Group's sales units use external medical sales representatives and services, specifically in France (265 full-time equivalents in 2005).

Integration of disabled workers

Disabled workers accounted for 1.18% of the total number of Group employees at 31 December 2005.

A number of measures facilitating the insertion of disabled workers were implemented. For instance, the Group organises part-time work in Lithuania for disabled workers and in the United States it undertakes to protect the jobs of employees affected by a temporary inability to work. In France and Spain, the Group communicates job descriptions of positions likely to suit disabled workers to specialised employment agencies. In the United Kingdom, employment premises and workplaces were recently refitted to guarantee the integration of disabled workers.

Furthermore, a number of Group companies call upon disabled workers sub-contracting organizations to complete outsourced tasks.

Equal opportunities

The Group endeavours to ensure that all its employees adhere to its policy of non-discrimination. The Group's employment policy is based on objective criteria and individual merit. Employees are thus given equal opportunities without any discrimination on the basis of race, colour, religion, gender, disability, family situation, sexuality, age, nationality or ethnic background.

Certain Group companies have an official equal opportunities policy, while others have incorporated measures ensuring equal opportunities into their recruitment policy or into more general codes of conduct.

Of the measures implemented within the Group, the most significant ones relate to equal opportunities for males and females. For instance, they are based around ensuring work and family life balance for women (flexible working hours, working from home, easy access to part-time), while making sure that potential career opportunities are protected. Better communication is established with fathers - depending on the local applicable legislation - regarding the possibility for them to benefit from the same paid-leave and childcare rights as women (specifically paternity leave and parental leave in France).

The following table provides an analysis of the number of male and female Group employees by employement category.

	31/12/2005		31/12/2004		31/12/2003	
(as a percentage)	Male	Female	Male	Female	Male	Female
Exempt	12%	12%	14%	12%	12%	11%
Non-exempt	18%	27%	17%	26%	19%	27%
Field sales force	13%	18%	14%	17%	14%	17%
Total	**43%**	**57%**	**45%**	**55%**	**45%**	**55%**

▶ 17.1.3.2 Work hours

The way working hours are organised varies considerably from country to country and depends upon professional category (fixed working hours, flexible working hours, individualised working hours, autonomous exempt employees, hourly contracts, daily contracts, annual contracts, etc.).

17.1.3.2.1 Full-time work hours

Work hours of Group companies are in line with practices and local legislation as shown in the following table:

Country	Weekly work hours (in hours)
Spain	40.0
United States	40.0
Greece	40.0
Italy	40.0
Ireland	39.0
Germany	37.5
United Kingdom	37.5
Denmark	37.0
France	35.0

17.1.3.2.2 Work hours reduction in France

Work hours have been reduced by a particularly significant margin in France as a result of changes in the French legislation. The reduction in the work week was implemented across all French companies under flexible work hours agreements.

For instance, the calculation of work hours on an annualised basis with additional vacation being granted was the most frequently adopted solution for non-exempt personnel, with exempt employees mainly switching to a system of a set number of days per year.

Work hours are organised in various ways among Group's French companies. In general, the shorter work week led to the grant of up to an additional 13 days' leave per year per employee, all categories combined. Medical sales representatives were alone in benefiting from an additional 22 days' leave in accordance with customary pharmaceutical industry practice for this type of function. A study is set to be launched in early 2006 to harmonise all systems applied in France.

17.1.3.2.3 Absenteeism

The following table shows the absenteeism rates by function during the 2003, 2004 and 2005 financial years.

	2005 financial year	2004 financial year	2003 financial year
Manufacturing and supply chain	3.9%	4.4%	4.2%
Sales	3.3%	2.4%	2.5%
Administration and other	2.6%	2.5%	1.1%
Research and Development	1.6%	1.5%	1.5%
Total	**2.8%**	**2.8%**	**2.6%**

▶ 17.1.3.3 Group's compensation and benefits policy

17.1.3.3.1 Compensation and benefits

Group's compensation and benefits policy is based on a Global Total Reward approach, which endeavours to value all functions, as well as measure the performance of their employees.

It is based on four main principles: an assessment of the positions using a model applicable to all Group's positions; competitiveness at regional, national and international level; equal internal opportunities; and performance-based compensation.

These principles are applied in countries where the Group operates, and the way they are implemented is adapted to the local socio-economic and legal environment.

From 2006 onwards, annual pay increases, previously carried out in January, will be implemented in March using a common framework and identical schedule for the entire Group. This new organisation will make it possible to: (i) consider the impact of the entire previous year when assessing the economic performance of the Group, divisions or departments/units; (ii) analyse the extent to which individual objectives were achieved over a full year; (iii) perform the annual review of individual performance under a more logical schedule; (iv) obtain more precise information about trends in the salaries market; and (v) carry out pay reviews without the added pressure associated with the end-of-year closing of business.

Employees performing a management role are eligible to a bonus system. The proportion of variable compensation has been increased with efforts by the Group to foster a performance-based culture, and this policy will be continued over the next years.

Trends in compensation and benefits paid by Group companies depend on local circumstances.

The following table shows the average increase by category in compensation and benefits paid to full-time Group employees in France over the past two financial years.

	2005	2004
Exempt	3.23%	3.51%
Non-exempt	2.90%	3.35%

The trend in the Group's total payroll costs as a percentage of sales over the past three financial years is shown in the following table:

(in thousands of euros)	31/12/2005	31/12/2004
Gross salaries and wages	157,937	142,483
Employer social security contributions	61,056	56,058
Total	**218,993**	**198,541**
Consolidated sales	807,114	751,539
As a% of consolidated sales	**27.13%**	**26.4%**

Employer social security contributions include training costs, which have increased at a faster rate than salaries and wages as a result of the recent emphasis on managerial training.

17.1.3.3.2 Employee savings plan

Only French companies benefit from a profit-sharing agreement, which generated returns of 14.27% in 2005, 13.72% in 2004 and 13.12% in 2003.

The amounts recorded in accounts are as follows:

(in thousands of euros)	31/12/2005	31/12/2004	31/12/2003
Employee profit-sharing	10,760	8,874	8,267

A description of this employee profit-sharing agreement is provided in section 17.2.1 of this registration document.

The Group also set up a corporate savings plan for employees of French companies, which is described in section 17.2.1 of the this registration document.

Lastly, when the Company's shares were admitted for trading on Eurolist by Euronext™, the Group offered employees of French companies the opportunity of becoming shareholders through a dedicated mutual fund. Employees subscribing to the offer received special terms (discount of 20% plus some matching contributions by the Group).

▶ 17.1.3.4 Collective bargaining within the Group

17.1.3.4.1 Employee representation

Employees are represented at each Group company in accordance with the applicable local legislation, i.e. by the Joint Consultation Group in the United Kingdom, by the Rappresentanza Sindicale Unitaria in Italy, and by employee representatives, works council and central works committee and union representatives in France. The Group also has its own Group works council in France.

The frequency of meetings between management and employee representatives also depends on the applicable local legislation, i.e. bimonthly in the United Kingdom, monthly in France and annually or biannually for the Group works council.

The Group ensures that the rights and freedoms of employee representatives are strictly observed and that they enjoy the same promotion and training opportunities as other employees. For instance, to safeguard equal salary and promotion opportunities, employee representatives in France will be given a special interview with their line manager and a representative of the Human resources department from 2006 onwards.

17.1.3.4.2 Collective bargaining agreements

Where there are relevant local regulations, the Group applies collective bargaining agreements or industry agreements for the pharmaceutical sector. In addition, companies negotiate specific agreements according to their individual characteristics and requests of employee representatives and union organisations.

Certain agreements, which give rise to employee benefits, have been negotiated on a centralised basis, particularly supplementary pension plans and a "time bank", in France. In connection with the recognition of Group-wide agreements embodied by the recent legislative reform of labour-management dialogue in France, negotiations on issues such as employee profit sharing, health insurance, disability, death and retirement are now conducted on a centralised basis.

▶ 17.1.3.5 Professional training within the Group

The Group consistently aims to provide its employees with high-quality training tailored to the specific features of each business. Training can be broken down into two types: at central level, training programmes are organised to promote the development of managerial expertise and the cohesion of the Group, and at local level technical training is provided linked to business expertise.

In 2005, the Group devoted €7.9 million to continuous professional training, representing 3.6% of its total payroll costs. Spending excluding salaries and wages, travel and accommodation expenses broke down as follows:

Type of training

(in thousands of euros)	2005	2004	2003
Team and personnel management	351	315	319
Employee efficiency and development	206	348	256
Business and technical expertise	1,858	1,426	1,643
Language training	629	610	465
Health, safety and environment	88	117	123
Quality procedures	120	149	173
Office and messaging applications	133	223	333
Total	**3,385**	**3,188**	**3,312**

Over the past three years, the total number of training hours provided to Group employees was as follows:

	2005	2004	2003
Number of hours of training	135,143	107,958	131,635

A new Group-wide framework (IDEA: Ipsen Development and Education Academy) was implemented during the final quarter of 2005 to facilitate the development of Training, Development and Education -TD&E- initiatives.

IDEA is oriented toward six principal goals:

- *core competencies*, to facilitate the development and advancement of a corporate culture;
- *integration* of new employees, using a common standard implemented at local level, by plant and by geographical region. It will be complemented by e-integration via the intranet and a specific programme for managers;
- *young professionals development programme*, which aims to attract, secure the loyalty and accelerate the development of high-potential graduates who will be involved in key roles within the Group's various divisions;
- *the Managers college*, which aims to raise the performance of supervisors and managers to a high level guaranteeing the consistency of management practices within the Group;
- *the Leaders college*, which aims to hone the leadership skills of senior executives in long-term strategic areas;
- *the Group's image*, to bolster the Group's credentials as an employer of choice in the current market through its image and clear communication of the Group's human resources practices and management initiatives.

To optimise continuous investment in the TD&E initiatives, a network of training staff specifically trained to deliver Ipsen programmes will be rolled out during 2006.

▶ 17.1.3.6 Health and safety within the Group

The Group's policy in this area is focused mainly on compliance with local health and safety legislation. Efforts within the companies are concentrated on training in the prevention of accidents and risks at workstations as well as on communicating with and empowering individuals. In France, the health, safety and working conditions committees (CHSCT) meet regularly and are particularly vigilant in their monitoring of recommendations made in risk prevention plans.

Supervisors, as well as the entire workforce, have a duty to respect their peers, their equipment and the environment. Through their actions and behaviour, all the Group's employees must play their part in the success of this strategy. For instance, to reduce the risk of accidents, all the managers of manufacturing facilities and of research and development activities decided to pool their experience and initiatives by setting up a health, safety and environment work group at the beginning of 2000 (named EHS), which is composed of specialists representing all the Group's production plants. An EHS website is now online on the Group's intranet.

Numerous health and safety prevention measures were implemented during 2004. They are based primarily on the development of procedures to enhance the safety of transportation (e.g., the organisation of driving courses in France), medical check-ups, medical controls in Asia, vaccinations in France, the United Kingdom and the transcontinental region, the anti-smoking campaign in France and the provision of special areas for smokers in the United Kingdom.

In conjunction with University of Lyon ergonomics laboratory, one of the Group's manufacturing facilities in France has introduced ergonomic improvements to operators' workstations to improve safety and working environment. At the same site, a project team has helped to optimise use of water and energy resources needed to manufacture drugs.

During May 2005, the Wrexham team (Ipsen Biopharm Limited) was awarded one of the most prestigious Health and Safety prizes by the Royal Society for Prevention of Accidents at an event in Birmingham. This prize was part of RoSPA's 2005 Health and Safety awards, the first such event held in the United Kingdom. In particular, the awards recognised achievements in reducing the number of occupational accidents and illness.

In addition, certain subsidiaries are currently working on the implementation of a safety audit system and on the availability around-the-clock of a EHS SOS hotline for employees in China.

▶ 17.1.3.7 The Group's social initiatives

The Group's policy on social initiatives is based on four main priorities: initiatives benefiting its employees' children, initiatives for retired employees, initiatives for active employees and, lastly, all other initiatives, such as relationships with not-for-profit organisations, sponsorship, etc.

Aside from the normal benefits linked to family events, the calendar and various subsidised leisure activities, the Group aims to provide genuine support to its employees.

The scope of the Group's actions also extends beyond its business. For several years, the Group has donated drugs to TULIPE, the French pharmaceutical industry's charitable association set up originally in 1982. More recently, Ipsen swung into action to help tsunami victims by sending close to 100,000 Smecta and Intetrix treatments via a French industry player to TULIPE and the Red Cross to help relief efforts in Sri Lanka and Indonesia. A team of 25 Thai employees travelled to Phang-Nga in the south of the country to distribute clothing and school supplies to children at four schools and to provide moral support.

▶ 17.1.3.8 Use of outsourcing by the Group

During the 2005 financial year, the Group spent €22.7 million on outsourcing, compared with €21.8 million in 2004 and €38.7 million in 2003. These outsourcing costs relate primarily to Dynport, a company that was sold in 2004 and that outsources a large part of its research services, and to the Wrexham manufacturing plant for having the requisite tests carried out for the validation of Dysport®.

The Group also uses the services of external companies for security, building and green space maintenance, company catering, administration, maintenance, and the processing of certain drugs.

17.2 Employee incentive schemes

17.2.1 Incentive scheme and profit-sharing plans

For over ten years, as required by French law, the Group has developed an active employee share ownership policy in its French subsidiaries, based on a profit-sharing agreement and an employee share ownership plan.

Under the profit-sharing agreement dated 17 March 2005, which covers the Group's French subsidiaries, amounts set aside for the special profit-sharing reserve are calculated using an alternative method rather than the benchmark method provided by French law. For the year ended 31 December 2005, the amount set aside to the profit-sharing reserve was €10,213,039 representing a rate of 14.27%.

Employees of the Company's French subsidiaries also benefit from an employee share ownership plan, which is a voluntary scheme. The French subsidiaries encourage employees to participate in the plan by paying all management fees charged by the various investment funds involved.

During 2005, the Group also set up the Ipsen Action corporate mutual fund to hold the shares subscribed by employees of the Group's French subsidiaries as part of the share offering reserved for employees carried out in connection with the admission of the Company's shares for trading on Eurolist by Euronext™.

17.2.2 Stock options

Certain Group employees hold Ipsen options (described in section 21.1.4.1 of this registration document). The number of Ipsen options allotted to the ten Group employees (excluding members of the Board of Directors) to whom have been allotted the highest number of Ipsen options is shown in the following table.

	Number of shares corresponding to the Ipsen options	Number of Ipsen options exercised	Exercise price (in euros)	Exercise period
1	21,000	0	22.20	from 06/12/2009 to 06/12/2015
2	21,000	0		
3	13,000	0		
4	10,000	0		
5	10,000	0		
6	10,000	0		
7	10,000	0		
8	10,000	0		
9	7,100	0		
10	7,000	0		

17.2.3 Ipsen Bonus Shares

Seven Group employees hold Ipsen Bonus Shares (described in section 21.1.4.2 of this registration document). The number of Ipsen Bonus Shares allotted to the six Group employees (excluding members of the Board of Directors) allotted the highest number of Ipsen Bonus Shares is shown in the following table.

	Number of Ipsen Bonus Shares allotted	Date of allotment of the Ipsen Bonus Shares	Date of final allotment of the Ipsen Bonus Shares
1	3,000	06/12/2005	06/12/2007
2	3,000		
3	1,500		
4	1,500		
5	1,500		
6	1,500		

17.2.4 International employee profit sharing plan

Subject to the legal restrictions applicable in each of the relevant countries, the Company intends to implement an international employee profit sharing plan in order to allot share subscription or share purchase options to employees of foreign subsidiaries of the Company having more than 50 employees.

17.2.5 Mayroy stock options

Certain Group employees hold Mayroy options. The number of Mayroy Options allotted to the ten Group employees (excluding members of the Board of Directors) allotted the highest number of stock options is shown in the following table:

	Number of shares corresponding to the Mayroy Options	Number of Mayroy Options exercised	Exercise price [1] (in euros)	Exercise period [2]
1	195,100	0	13.77	from 10/11/2004 to 13/02/2014
2	138,550	0	12.34	from 10/11/2004 to 13/02/2014
3	138,400	0	14.75	from 10/11/2004 to 13/02/2014
4	62,500	0	27.20	from 18/12/2007 to 13/02/2014
5	62,500	0	27.20	from 18/12/2007 to 13/02/2014
6	57,400	0	18.76	from 31/05/2005 to 13/02/2014
7	41,350	0	14.33	from 31/05/2005 to 13/02/2014
8	25,150	0	15.86	from 31/05/2005 to 13/02/2014
9	21,200	0	15.54	from 31/05/2005 to 13/02/2014
10	21,100	0	16.58	from 31/05/2005 to 13/02/2014

(1) Average weighted price per share in euros.

(2) The Mayroy options were granted under several stock option plans with different exercise periods. The exercise period indicated corresponds to the opening date of the first exercise period and the closing date of the last exercise period.

If the Mayroy Options become exercisable, the liquidity mechanism available to holders of Mayroy Options under the Mayroy Understanding, as described in section 18.3.2 of this registration document, requires Mayroy to exchange the Mayroy shares obtained upon exercise of the options for existing shares in the Company currently held by Mayroy. The table below shows the maximum number of shares in the Company that may be allotted to the ten employees listed above under the liquidity mechanism:

Maximum number of Mayroy shares that may be allotted after the exercise of the Mayroy Options	Maximum number of shares in the Company that may be held pursuant to the liquidity mechanism
195,100	235,782
138,550	167,440
138,400	167,259
62,500	75,532
62,500	75,532
57,400	69,369
41,350	49,972
25,150	30,394
21,200	25,620
21,100	25,499

18 Main shareholders

18.1 Identification of the shareholders

18.1.1 Ownership of share capital and voting rights

On the date of the Board of Directors' meeting and to the best of the Company's knowledge, ownership of the Company's share capital and voting rights was as follows:

	Share capital		Voting rights	
	Number	%	Number	%
Mayroy	68,036,482	80.97%	126,641,482	88.79%
Directors	14,345	0.02%	14,345	0.01%
Employees	243,628	0.29%	243,628	0.17%
Free float	15,730,228	18.72%	15,730,228	11.03%
Total	**84,024,683**	**100.0%**	**142,629,683**	**100.0%**

Mayroy is a *société anonyme* organised and existing under the laws of Luxembourg. On the date of registration of this registration document, its share capital was owned as follows:

(i) 69.18% by Beech Tree S.a.r.l., including 15.34% directly and 53.84% indirectly by its wholly-owned subsidiary Camilia Holding (15.34%), its 91%-owned subsidiary FinHestia S.a.r.l. (16.63%) and its subsidiary Bee Master Holding, in which it holds all the A shares, which themselves give rights to all the Mayroy shares (21.87%). Beech Tree S.a.r.l., Camilia Holding, FinHestia and Bee Master Holding are collectively referred to as the "The Beech Tree Group".

Beech Tree SARL is 29.19% owned by Anne Beaufour, 29.19% by her brother Henri Beaufour, and 41.62% by Altawin, a Luxembourg *société anonyme* whose ultimate shareholder is a first trust, the trustee of which is a company belonging to the Barclays Group and the beneficiaries of which are descendants of the late Doctor and Mrs. Albert Beaufour.

None of the three shareholders control Beech Tree SARL, which in the absence of any shareholders' agreement, is governed only by its Articles of Incorporation.

Shareholders' resolutions are passed by a simple majority of the share capital for ordinary business and three-quarters majority for alterations to the Articles of Incorporation and any resolutions affecting Mayroy's share capital or Beech Tree SARL's holding in Mayroy. Resolutions taken by the Management Committee, which has seven members including two nominated by Anne Beaufour, two by Henri Beaufour and three by Altawin, are passed by simple majority for ordinary business and three-quarters majority for all resolutions affecting Mayroy's share capital or Beech Tree SARL's holding in Mayroy. Altawin also has an exit right via the exchange of its shares for Mayroy shares in the event of major continuing disagreement over Beech Tree SARL's management or strategy.

(ii) 4.77% by Finvestan, a company controlled by the Schwabe family, which also holds 9% of FinHestia;

(iii) 0.03% by the Beaufour family made up of the three children of Mr. and Mrs. Albert Beaufour (Anne Beaufour, Henri Beaufour and Véronique François born Beaufour).

(iv) 4.96% by Bee Master Holding II, whose ultimate shareholder is a second trust whose trustee is the same as the first trust and whose beneficiaries are descendants of the late Doctor Albert Beaufour's family.

(v) 5.69% by various financial investors (the "Investors"), being PAI LBO Fund (2.85%), CDC Entreprises Equity Capital (1.42%) and the BNP Paribas Group (1.42%).

(vi) 15.34% by Opéra Finance, which is controlled by Véronique François born Beaufour sister of Anne and Henri Beaufour.

(vii) 0.03% by Group employees.

Under the terms of Mayroy's Articles of Incorporation, Beech Tree SARL, Bee Master Holding, Bee Master Holding II and Opéra Finance, who are all class A shareholders, and the Investors who are class C shareholders, have pre-emptive rights should a shareholder propose to sell shares other than to a shareholder of the same class, or in the event of an internal reclassification of shares, or to obtain class D shares via the exercise of stock options or to exchange D shares for shares.

The class B shareholders, that is Finvestan (Schwabe family), also have the right to one seat on the Board for as long as it holds at least 4% of the share capital.

The Investors, who are C shareholders, are protected by the following provisions:

- Their agreement is required before any A shareholder may sell more than 50% of Mayroy's share capital or voting rights and they have a tag-along right which is proportional in the case of a sale which would leave the A shareholders with more than 50% of Mayroy's share capital and voting rights and total in the case of a sale which would leave them with less than 50%;

- The Investors have two seats on Mayroy's Board as long as they hold more than 10% of the share capital and one seat as long as they hold between 5% and 10% of the share capital;
- The consent of the holders of the majority of C shares is required for any proposed change to the company's Articles of Incorporation or share capital, for its dissolution, and for the appointment of its auditors, and the consent of at least one Director appointed by the C shareholders is required for resolutions concerning budgets, separate and consolidated financial statements, distribution of profits and the Board's internal charter.

These three provisions will lapse upon expiry of the lock-up undertaking as the Investors will no longer be Mayroy shareholders after the transactions described in section 18.3.1.2.1 of this registration document.

18.1.2 Changes in the ownership of the share capital and voting rights over the past three financial years

At the end of the past three financial years, ownership of the Company's voting rights and share capital was as follows:

Ownership of the share capital:

Shareholders	31/12/2005	31/12/2004	31/12/2003
Mayroy	80.97%	100.0%	100.0%
Directors	0.01%	0.0%	0.0%
Employees	0.30%	0.0%	0.0%
Free float	18.72%	0.0%	0.0%
Total	**100.0%**	**100.0%**	**100.0%**

Ownership of voting rights:

Shareholders	31/12/2005	31/12/2004	31/12/2003
Mayroy	88.79%	100.0%	100.0%
Directors	0.01%	0.0%	0.0%
Employees	0.17%	0.0%	0.0%
Free float	11.03%	0.0%	0.0%
Total	**100.0%**	**100.0%**	**100.0%**

18.2 Voting rights of shareholders

At ordinary and extraordinary general meetings of the Company, shareholders are entitled to as many votes as they hold shares or proxies, without limitation.

However, double voting rights are granted to all fully paid registered shares which have been registered in the name of the same shareholder for at least two years. The double voting rights cease *ipso jure* if the shares are converted to bearer shares or transferred to another registered holder, save in the case of transfers arising upon inheritance, division of estate between divorcing spouses or gifts *inter vivos* to a spouse or other person of an eligible degree of relationship.

Mayroy holds 88.79% voting rights owing to the 58,605,000 shares with double voting rights that it holds.

18.3 Shareholders' agreements

18.3.1 Shareholders' agreements

▶ 18.3.1.1 Agreements between shareholders of the Company

None.

▶ 18.3.1.2 Agreements between shareholders of Mayroy

On 22 April 2005, the Beech Tree Group and the Investors entered into a memorandum of understanding (the "Mayroy Understanding") and a shareholders' agreement (the "Mayroy Agreement") for the purpose of organising (i) the Company's initial public offering on a regulated market, (ii) the Group's method of operation and (iii) a liquidity mechanism for the Investors following the Company's initial public offering on a regulated market (the "IPO").

On 17 December 2003, the Beech Tree Group on the one hand and certain members of the Schwabe family (the "Schwabe Family Members") on the other, entered into an agreement to act in concert (the "Second Agreement") the purpose of which is to preserve a stable controlling ownership structure over Mayroy.

18.3.1.2.1 The Mayroy Understanding

The key provisions of the Mayroy Understanding were as follows:

(i) at the time of the IPO and once the Investors have exercised all their Mayroy warrants, the Investors would sell 5,172,825 Mayroy shares to the Beech Tree Group, after which the Beech Tree Group would own more than two thirds of Mayroy's share capital and the Investors would collectively hold 5.69% of Mayroy's share capital;

(ii) after the IPO, Mayroy would distribute a cash dividend (or share premium) payment;

(iii) following the exercise or non-exercise of pre-emption rights, on expiry of the lock-up undertaking made by Mayroy at the time of the IPO, Mayroy and its shareholders would complete the following transactions:

a. Mayroy would buy back 7.5% of its own shares by exchanging existing Mayroy shares for existing shares in the Company and might ultimately cancel the repurchased Mayroy shares;

b. the Investors would sell their remaining interest in Mayroy to the Beech Tree Group by exchanging their Mayroy shares for shares in the Company. The exchange parity between Mayroy shares and the Company's shares was determined transparently by reference to the Company's share price at the time of the IPO and was set at 1.108419 at the meeting of Mayroy's Board on 12 December 2005 and approved at the Annual General Meeting on 2 March 2006.

With the result that after these transactions, the Beech Tree Group would hold more than 70% of Mayroy's share capital and voting rights and the Investors would be direct shareholders of the Company.

(iv) On expiry of the lock-up undertaking made by Mayroy at the time of the IPO, a liquidity mechanism would be made available to Group employees owning Mayroy stock options (a detailed description of the liquidity mechanism and its impact on the Company's ownership structure is shown in section 18.3.2 of this registration document).

The various mechanisms giving the Investors and Mayroy option holders the right to own shares in the Company have no impact on the structure of the Company's share capital other than a reduction in Mayroy's percentage holding.

18.3.1.2.2 The Mayroy Agreement

Save for the provisions of article 3 concerning the Group's management principles, which lapsed when the IPO took place, the Mayroy Agreement will lapse automatically at the end of (i) the lock-up undertaking made by Mayroy at the time of the IPO and (ii) the transactions involving Mayroy's share capital described in section 18.3.1.2.1 of this registration document.

18.3.1.2.3 The Second Agreement

The Second Agreement, entered into on 17 December 2003 for a term expiring on 31 December 2008, requires Bee Master Holding, FinHestia and the Schwabe Family Members to make lock-up undertakings in respect of their Mayroy shares, and prevents Beech Tree S.a.r.l. and Camilia Holding from selling their Mayroy shares without first giving Bee Master Holding, FinHestia and the Schwabe Family Members the option to sell or otherwise transfer their own Mayroy shares at the same time and on the same terms and conditions. The Agreement also provides for majority representation of the parties on Mayroy's Board of Directors, including one person nominated by the Schwabe Family Members. The Second Agreement constitutes an agreement to act in concert between the shareholders and Mayroy, both signatories to the agreement.

18.3.2 Liquidity mechanism available to holders of Mayroy Options

As stipulated by the Mayroy Understanding, in connection with the IPO of the Company's shares on a regulated market, Mayroy provided a liquidity mechanism for those employees and executive officers who hold Mayroy Options, after expiry of the lock-up undertaking to be made by Mayroy as part of the initial public offering.

Holders of Mayroy Options will be granted a put option on the Mayroy shares they acquire following the exercise of their Mayroy Options. Mayroy also has the right to purchase the shares at its own initiative as of the end of the third month after the exercise of the Mayroy Options. The administrative costs of the liquidity mechanism will be borne by the Company.

Regardless of the liquidity mechanism used (exercise of put option by Mayroy Option holders or purchase by Mayroy), the total number of Mayroy shares likely to be issued and sold to the Company (2,071,275 shares) will be exchanged for the allotment of 2,503,176 shares in the Company, representing a ratio of around 1.21 Company share per Mayroy share and a fixed amount of €1.26 per Mayroy share.

The maximum number of existing shares in the Company that may be allotted by Mayroy to holders of Mayroy Options was accordingly 2,503,176 representing 2.98% of the Company's share capital at 31 December 2005.

18.3.3 Lock-up undertakings

▶ 18.3.3.1 Lock-up undertaking of Mayroy

Mayroy has undertaken to a group of financial institutions lead-managed by Goldman Sachs International and BNP Paribas not to issue, offer, sell, pledge or otherwise dispose of, directly or indirectly, shares or securities giving right to the share capital of the Company for a period ending on 8 June 2006, without the prior consent of Goldman Sachs International and BNP Paribas.

▶ 18.3.3.2 Lock-up undertaking of the Company

The Company has undertaken to a group of financial institutions lead-managed by Goldman Sachs International and BNP Paribas not to issue, offer, sell, pledge or otherwise dispose of, directly or indirectly, shares or securities giving right to the capital of the Company for a period ending on 8 June 2006, without the prior consent of Goldman Sachs International and BNP Paribas. This undertaking has been granted subject to the following exceptions:

- the grant of the Ipsen Options (as defined in section 21.1.4.1 of this registration document) or the Ipsen Bonus Shares (see section 21.1.4.2 of this registration document);
- the purchase and sale of shares in the Company within its share buy-back programme (as described in section 21.1.3 of this registration document).

18.3.4 Parties acting in concert

Certain directors of the Company (Anne Beaufour, Henri Beaufour, Alain Béguin, Hervé Couffin, Antoine Flochel, René Merkt, and Klaus-Peter Schwabe) and Mayroy are presumed to act in concert.

18.4 Undertakings/Agreements likely to cause a change of control of the Company

None.



Related party transactions

With the exception of the contract concerning the liquidity of the Mayroy Options described in section 15.4 of this registration document and the agreements entered into with the Schwabe group described in section 22.2 of this registration document, there are no other agreements between the Group and related parties.

20 Financial information concerning the Company's assets and liabilities, financial position and profits & losses

20.1 2005 consolidated financial statements

20.1.1 Consolidated income statement

(in thousands of euros)	Notes	2005	2004 [1]
Sale of goods	4.2.2	788,709	723,990
Other revenue	4.2.3	75,046	54,961
Total revenue	4.2.1	**863,755**	**778,951**
Cost of goods sold		(176,833)	(176,310)
Research & development expenses		(167,571)	(140,793)
Selling, general and administrative expenses		(359,373)	(320,420)
Other operating income and expenses		1,185	5,683
Restructuring costs	7	530	(10,436)
Impairment losses	10.2	-	(10,757)
Operating income	4.1	**161,693**	**125,918**
- Investment revenue		1,312	788
- Cost of financing, gross		(7,701)	(10,588)
Cost of financing, net		**(6,389)**	**(9,800)**
Other financial income and expenses		(291)	(475)
Income taxes	8	(32,643)	(40,242)
Net profit from continuing operations		**122,370**	**75,401**
Discontinued operations	9	4,416	12,748
Net profit for the period		**126,786**	**88,149**
- attributable to equity holders of the parent		119,230	83,001
- attributable to minority interests	20.3	7,556	5,148
Basic earnings per share, continuing operations *(in euros)*	20.4.1	1.71	1.20
Diluted earnings per share, continuing operations *(in euros)*	20.5	1.71	1.20
Basic earnings per share, discontinued operations *(in euros)*	20.4.2	0.06	0.22
Diluted earnings per share, discontinued operations *(in euros)*	20.5	0.06	0.22
Basic earnings per share *(in euros)*	20.4.3	1.77	1.42
Diluted earnings per share *(in euros)*	20.5	1.77	1.42

The notes hereto form an integral part of the consolidated financial statements.

(1) In accordance with IFRS 5, the 2004 income statement has been restated to provide comparable data for the periods presented (see note 9).

20.1.2 Consolidated balance sheet

(in thousands of euros)	Notes	2005	2004
ASSETS			
Goodwill	10	188,836	135,321
Intangible assets, net	13	39,800	25,414
Property, plant and equipment, at cost		440,703	365,649
Depreciation and impairment losses		(252,934)	(212,863)
Property, plant and equipment, net	14	187,769	152,786
Equity investments	15	2,656	2,972
Other non-current financial assets	17	2,671	4,448
Non-current financial assets		5,327	7,420
Deferred tax assets	8.2	13,096	7,771
Total non-current assets		434,828	328,712
Inventories	18.2.1	74,390	65,087
Trade receivables	18.1	164,681	160,234
Current tax assets	18.1	10,951	1,710
Other current assets	18.2.2	42,966	44,671
Cash and cash equivalents	19.2	202,034	19,299
Total current assets		495,022	291,001
Assets of discontinued operations		12,659	-
TOTAL ASSETS		**942,509**	**619,713**
EQUITY & LIABILITIES			
Share capital	20.1	84,025	446,863
Share premiums and consolidated reserves		420,591	(349,665)
Net profit for the year		119,230	83,001
Cumulative translation reserve		(4,080)	(5,142)
Equity attributable to equity holders of the parent	20.2	619,766	175,057
Minority interests		1,334	22,672
Total equity		621,100	197,729
Retirement benefit obligation	5.3.4.2	8,032	7,546
Long-term provisions	21	8,266	9,722
Bank loans	22	37,751	171,013
Other financial liabilities	22	15,508	23,093
Deferred tax liabilities	8.2	1,358	555
Total non-current liabilities		70,915	211,929
Short-term provisions	21	3,309	4,130
Bank loans	22	7,074	648
Financial liabilities	22	1,760	3,216
Trade payables	18.1	107,045	99,944
Current tax liabilities	18.1	2,223	8,079
Other current liabilities	18.2.3	113,525	92,481
Bank overdrafts	19.1	1,470	1,557
Total current liabilities		236,406	210,055
Liabilities of discontinued operations		14,088	-
TOTAL EQUITY AND LIABILITIES		**942,509**	**619,713**

The notes hereto form an integral part of the consolidated financial statements.

20.1.3 Consolidated statement of cash flows

(in thousands of euros)	Notes	2005	2004
Net profit for the period		126,786	88,149
Net profit from discontinued operations	(1)	(4,416)	
Net profit from continuing operations	(1)	122,370	
Non-cash and non-operating items:			-
- Depreciation, amortisation and impairment losses	6.2	28,869	24,265
- Change in fair value of derivative financial instruments		276	-
- Impairment of Goodwill	6.1	-	10,757
- Net gains or losses on disposal of non-current assets	16	215	(12,558)
- Share of government grant released to profit and loss		(81)	(24)
- Exchange differences		(1,553)	407
- Change in deferred taxes	8.2 (C)	(4,517)	(358)
- Share-based payment expense	5.2	3,355	2,247
Cash flow from operating activities before changes in working capital		*148,934*	*112,885*
- (Increase)/decrease in inventories		(8,100)	(4,556)
- (Increase)/decrease in trade receivables		(3,943)	(25,060)
- (Decrease)/increase in trade payables		8,049	9,969
- Net change in income tax liability		(16,357)	(3,279)
- Net change in other operating assets and liabilities		20,970	(3,724)
Change in working capital related to operating activities	*18.1 (A)*	*619*	*(26,650)*
NET CASH PROVIDED BY OPERATING ACTIVITIES		149,553	86,235
Acquisition of property, plant & equipment	14.1	(35,716)	(48,336)
Acquisition of intangible assets	13.1	(6,911)	-
Payments to post-employment benefit plans		(1,400)	-
Proceeds from disposal of intangible assets and property, plant & equipment		1,096	1,104
Acquisition of investments in non-consolidated companies		-	(1,250)
Impact of changes in the scope of consolidation	12.1	(51,405)	11,535
Other cash flows related to investing activities	17 (A)	(475)	93
Change in working capital related to investing activities	18.1 (B)	(6,778)	8,888
NET CASH USED BY INVESTING ACTIVITIES		(101,589)	(27,966)
Additional long-term borrowings	22.1 (A)	13,052	82,352
Repayment of long-term borrowings	22.1 (B)	(200,949)	(47,051)
Net change in short-term borrowings	22.1 (C)	(3,095)	(322)
Ipsen S.A. capital increase		133,616	-
Increase in share premiums or transfer premium		212,652	-
Capital reductions made by subsidiaries		-	442
Dividends paid by Ipsen S.A.	20.7	(29,303)	(91,900)
Dividends paid by subsidiaries to minority interests		(300)	(2,087)
Change in working capital related to financing activities	18.1 (C)	(3,440)	(12,748)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		122,233	(71,314)
Impact of operations due to be sold or discontinued		12,001	-
CHANGE IN CASH AND CASH EQUIVALENTS		182,198	(13,045)
Opening cash and cash equivalents	19.1.1	17,742	32,834
Impact of exchange rate fluctuations		624	(2,047)
Closing cash and cash equivalents	19.1.2	200,564	17,742

The notes hereto form an integral part of the consolidated financial statements.

(1) As the balance sheet at 31 December 2004 has not been restated for the disposal of the Group's Spanish operation (in accordance with IFRS 5), the cash flow statement has not been restated either.

20.1.4 Statement of changes in equity

(in thousands of euros)	Share capital	Share premiums	Consolidated reserves	Net profit for the year	Cumulative translation reserve	Revaluation reserve	Equity attributable to equity holders of the parent	Minority interests	Total equity
Balance at 1 January 2004	446,863	-	(260,087)	-	(3,033)	-	183,743	20,642	204,385
Income and expenses recognised directly in equity	-	-	-	-	-	-	-	-	-
Net profit for the period	-	-	-	83,001	-	-	83,001	5,148	88,149
Allocation of net profit for the prior period	-	-	136	-	(136)	-	-	-	-
Dividends	-	-	(91,900)	-	-	-	(91,900)	(2,087)	(93,987)
Change in cumulative translation reserve	-	-	-	-	(1,973)	-	(1,973)	(1,031)	(3,004)
Share-based payments	-	-	2,247	-	-	-	2,247	-	2,247
Other changes	-	-	(61)	-	-	-	(61)	-	(61)
Balance at 31 December 2004	446,863	-	(349,665)	83,001	(5,142)	-	175,057	22,672	197,729
Capital increase	133,616	212,540	-	-	-	-	346,156	-	346,156
Income and expenses recognised directly in equity	-	-	-	-	-	-	-	-	-
Net profit for the period	-	-	-	119,230	-	-	119,230	7,556	126,786
Allocation of net profit for the prior period	-	-	83,213	(83,001)	(212)	-	-	-	-
Dividends	-	-	(29,303)	-	-	-	(29,303)	(300)	(29,603)
Change in cumulative translation reserve	-	-	-	-	3,598	-	3,598	78	3,676
Share-based payments	-	-	3,355	-	-	-	3,355	-	3,355
Impact of restructuring	-	-	3,995	-	(2,324)	-	1,671	(28,672)	(27,001)
Other changes	(496,454)	496,454	2	-	-	-	2	-	2
Balance at 31 December 2005	84,025	708,994	(288,403)	119,230	(4,080)	-	619,766	1,334	621,100

The notes hereto form an integral part of the consolidated financial statements.

20.1.5 Notes to the financial statements

Note 1 ▶ Significant events and transactions during the year

▶ 1.1 Initial public offering

On 22 November 2005, the Board of Directors launched an initial public offering of Ipsen shares on Eurolist by Euronext™. The IPO price was set at €22.20 per share on 6 December 2005. Trading of Ipsen shares began on 7 December 2005, and the corresponding settlement took place on 9 December 2005. Lastly, the greenshoe option was exercised on 14 December 2005.

The IPO comprised:

- 8,838,515 new shares, including the greenshoe option, resulting in a capital increase of €196,215,033 (including €187,376,518 in share premium);
- 6,900,000 existing shares.

In addition, Ipsen issued a further 249,678 new shares as part of an employee share offering, resulting in a capital increase of €4,434,281.28 (including €4,184,603.28 in share premium). The employer's contribution and discount granted by the Group represented an expense of €2.0 million in 2005.

Fees and expenses arising from the IPO totalled €8.8 million, net of tax, and were deducted in full from the share premium.

After the IPO, Ipsen's share capital comprised 84,024,683 shares, which are 80.97%-owned by Mayroy, 0.30% by the employees, and 18.73% by the public.

▶ 1.2 Legal restructuring

1.2.1 Description

In June 2005, the Mayroy Group reorganised its legal structure. The Luxembourg-based parent company Mayroy S.A. (which owned 100% of Ipsen S.A.) transferred all its assets and directly-owned investments in operating companies to Ipsen S.A.

On 1 June 2005, as part of this restructuring, Mayroy S.A. transferred an intangible asset to Ipsen Farmaceutica B.V. representing future royalty income due under a licence agreement.

Mayroy S.A. then transferred the following assets on 30 June 2005:

100.0% of the share capital and voting rights of Ipsen Farmaceutica B.V., Netherlands;

46.59% of the share capital and voting rights of Ipsen Ltd, United Kingdom, in which SCRAS already held 53.41% of the share capital and voting rights;

49.71% of the share capital and voting rights of Biomeasure Inc., United States, in which SCRAS already held 50.29% of the share capital and voting rights;

the Ipsen brands, logos and house style.

These assets and holdings were transferred to Ipsen S.A. using the procedure described in article L. 225-147 of the *Code de commerce.*

Simultaneously with the contribution in kind, Mayroy S.A. subscribed to a new share issue for cash made by Ipsen S.A. in the amount of €66,000,008.10 in order to transfer substantially all of the Group's cash balance held by Mayroy S.A. to the Company.

Following this restructuring and prior to the initial public offering, Ipsen S.A. held all the Ipsen Group's operating assets and equity interests while Mayroy S.A. held 100% of Ipsen S.A.'s share capital and voting rights.

1.2.2 Accounting treatment of the restructuring in the consolidated financial statements

Under IFRS, the restructuring operation described above is a business combination involving entities under common control. These combinations are explicitly excluded from the scope of application of IFRS 3. In such cases, IAS 8 requires the use of an accounting policy drawn up by another recognised standard-setting body that uses a similar conceptual framework. Under US standard SFAS 141 "Business Combinations", transfers of assets between entities under common control are recognised by the receiving entity at their carrying amounts in the financial statements of the transferring entity on the date of transfer.

Accordingly, in Ipsen S.A.'s IFRS consolidated financial statements, the assets transferred have been recognised at their carrying amounts in the consolidated financial statements of the transferring entity on the date of the restructuring operation.

The operation did not give rise to the recognition of Goodwill as the reserves acquired were transferred to Group equity on 31 December 2005.

1.2.3 Transfer of assets made on 30 June 2005: impact on 2005 consolidated financial statements

As the transfer took place on 30 June 2005, Ipsen S.A.'s consolidated balance sheet at 31 December 2005 includes all the assets and liabilities transferred.

However, the income statement only includes the business of the companies transferred for the second half of the year.

In the period from 1 January to 30 June 2005, net profit attributable to minority interests in the companies transferred (directly or indirectly) amounted to €7,187,000. At 31 December 2005, following the restructuring, the minority interests no longer existed and this sum was therefore reclassified in consolidated reserves attributable to equity holders of the parent at 31 December 2005.

To provide a better understanding of the restructured group's performance, pro forma financial information has been presented in paragraph 20.2 of this document, together with an explanation of the assumptions used to prepare the information in note 1 of paragraph 20.2.4.

▶ 1.3 Partnerships

- On 10 May 2005, the Group signed an agreement with subsidiaries of the F. Hoffmann-La Roche Ltd. Group ("Roche") terminating their agreement of 13 December 2002 for the joint development of diflomotecan and BN 80927, two anticancer candidates in the Group's research portfolio. Under the agreement, Roche paid the Group a fixed amount and transferred the intellectual property rights it held over the products to the Group. The Group and Roche also agreed that should the Group subsequently grant rights over the two products to another party, it will pay Roche a fixed amount which decreases over time.

  The same day, the Group signed a settlement with Roche terminating the licence agreement and their dispute regarding the calculation of royalties due by the Group to Roche on sales of Decapeptyl® in certain territories. As part of the settlement, the Group paid Roche a fixed amount in respect of royalties claimed by Roche on the Group's sales prior to 31 December 2004. In exchange, Roche agreed not to claim any further royalties for Decapeptyl® sales made after that date. The net impact of these agreements was a non-recurring charge of €1.8 million against the Group's 2005 operating income compared with 2004.

- On 18 October 2005, the Group's Spanish subsidiary sold its primary care business (Lasa brand analgesics and generics) to Faes Farma, with the exception of Tanakene® which remains within the Group. The products sold were marketed solely in Spain by the Group. Under the agreement, the Group transferred ownership of the products and the corresponding distribution network to Faes Farma. It also agreed to continue manufacturing the products for Faes Farma until April 2007 at the latest. On 12 December 2005, the Group announced that it would close its Barcelona plant, as soon as its manufacturing commitment to Faes Farma had terminated, and provisioned for all related closure costs in 2005.

  The Group recorded the net profit generated by the activities sold, amounting to €4.4 million, under "discontinued operations" retrospectively as of 1 January 2005. This 2005 profit includes €3.9 million before tax in capital gains from the sale, net of provisions for shutting down the production plant, €0.8 million in pre-tax profit from operations before the disposal and continued manufacturing operations after the disposal, and €0.3 million of income tax. Following the disposal, the operations of the Group's Spanish subsidiary were refocussed on marketing the Group's specialised pharmaceutical products, including Decapeptyl®, Testim® 50mg Gel, Somatuline® Autogel®, NutropinAq®, and Dysport®, and on Research and Development in the targeted therapeutic areas, in accordance with Group strategy.

- On 24 October 2005, the Group sold exclusive rights to market and sell Tenstaten® in France to Recordati for an initial period of seven years beginning 1 January 2006. The Group, which developed and marketed the product in France until that date, realised sales of Tenstaten® in excess of €12 million in 2004 and €11.3 million in 2005. To acquire the rights, Bouchara Recordati paid the Group slightly more than annual Tenstaten® sales. The Group supplies Tenstaten® to Bouchara Recordati, Recordati's French subsidiary, which markets the product. The Group is also performing various services for Bouchara Recordati during the launch period.

- On 21 November 2005, the Group signed an agreement with Pfizer to promote Artotec® in France for an initial two-year period beginning 1 January 2006. Artotec® is a non-steroidal anti-inflammatory drug used to treat symptoms of rheumatoid arthritis. In 2004, the product generated French sales of more than €9 million. The Group has been granted the rights to promote Artotec® as a result of the agreement. Its existing French sales force is promoting the product to general practitioners and specialists. The agreement will only begin to impact the Group's performance significantly from 2006 onwards.

- On 21 December 2005, the Group and Inamed agreed to cancel their development and distribution contract of 30 July 2002, provided that Allergan's acquisition of Inamed goes ahead. Under the terms of the cancellation agreement, all Group rights to the pharmaceutical product based on botulinum toxin type A will be sold back to the Group, as well as the results of clinical trials in progress for approval in the USA and the world rights to the Reloxin® trade mark. In exchange, the Group will pay Inamed US$10 million.

- Until Allergan completes its acquisition of Inamed, Inamed will remain responsible for carrying out phase III clinical trials of Reloxin® and preparing the clinical side of the regulatory requirements for obtaining FDA approval of the drug.

▶ 1.4 Debt refinancing

Until 17 June 2005, Ipsen S.A. and some of its subsidiaries benefited from credit facilities provided under an umbrella agreement signed by its shareholder, Mayroy S.A. On 17 June 2005, Ipsen S.A. signed four new loan agreements and the previous agreements between Mayroy S.A. and Ipsen S.A. were cancelled.

Further details are provided in note 22.

▶ 1.5 Government measures

During the period, European governments introduced various measures to reduce public health spending, which have had an impact on the Group's sales and results:

- in France, growing sales of reimbursable drugs under the country's national health plan triggered the imposition of a contractual sales discount on pharmaceutical companies, including Ipsen, that had signed an agreement with the *Comité Économique des Produits de Santé* (CEPS, or the Economic Committee for Health Products). In 2005, the agreement resulted in an additional charge of €2.3 million, which was recorded as a reduction in Ipsen's sales figures. No charge was incurred in 2004, as Ipsen was able to offset the then lower contractual discount against a credit deriving from a previous decrease in prices;

- in Germany, benchmark prices were established for drugs in some therapeutic classes. As a result, the 16% tax on drug sales implemented in 2004, was lowered to 6% effective 1 January 2005;
- in Italy, a 6.8% discount on drug sales enacted at the end of June 2004 was repealed on 31 October 2005. Furthermore, following a government decision taken in 2003, the share of sales to hospitals grew to 52.0% of the Company's total sales in 2005 vs. 43.0% at the end of December 2004. Accordingly, the share of sales to distributors declined. Sales prices to hospitals are significantly lower than sales prices to wholesalers;
- in the UK, an average 7% price reduction for drugs came into force effective 1 January 2005, under the Pharmaceutical Price Regulation Scheme (PPRS);
- in Spain, after the government annulled the *pacto social*, an additional price decrease representing 4.2% of drug sales was put into effect on 1 February 2005.
- in Belgium, Decapeptyl® prices were reduced by 14% on 1 July 2005, in compliance with the law, followed by a second price reduction amounting to 2% in September 2005;

Falling drug prices, due both to government measures and to market pressures in some countries, reduced 2005 sales by €8.2 million compared with 2004, representing a 1.1 percentage point decrease in sales growth.

European governments are pursuing further measures to reduce public spending on healthcare. Those measures are likely to have an impact on the Group's results going forward:

- in France, the sales tax for pharmaceutical laboratories was increased to 1.76% in 2006, up from 0.6% in 2005. This payment is not tax deductible. The increased rate will trim €4 million from the Group's operating profit in 2006. In addition, Bedelix®, which generated sales of €9.0 million in France in 2005, will be withdrawn from the list of drugs reimbursable under the national health plan as of 1 March 2006. The price of Ginkor Fort®, which generated sales of €57.5 million in France in 2005, was reduced by 15% on 1 February 2006. French authorities also decided to lower the reimbursement rate of veinotonic class drugs, such as Ginkor Fort®, to 15% beginning 1 February 2006 until 31 December 2007, those drugs being struck from the list of reimbursable drugs as of 1 January 2008. Lastly, the French Health Ministry on 23 February 2006 announced that the country's supreme healthcare authority's Transparency Commission had committed to conducting a new assessment in 2006 of the medical benefits of 141 drugs, including vasodilators such as Tanakan®. Following the assessment, the Transparency Commission will publish a notice of medical benefits of the drugs reviewed. The supreme healthcare authority will then issue a recommendation to the Health Ministry.
- in Italy, the Health Ministry announced a 4.4% price reduction, applicable as of 16 January 2006, for all pharmaceutical products reimbursable under the national healthcare plan, along with an additional 1% discount on sales to wholesalers.
- in Spain, an additional 2% price decrease was imposed, effective 1 February 2006.

Note 2 ► Changes in the scope of consolidation

Changes in the scope of consolidation were mostly caused by the Group's legal restructuring described in note 1.2.

► 2.1 Changes in scope of consolidation caused by the restructuring of 30 June 2005

The following companies were transferred directly or indirectly to the Ipsen Group and are therefore included in the scope of consolidation:

- Ipsen Farmaceutica B.V.;
- BB et Cie S.A.S.;
- Elsegundo Ltd;
- Ipsen Manufacturing Ireland Ltd;
- Wallingstown Company Ltd;
- Portpirie Company;
- Perechin Company;
- Cara Partners;
- Ipsen Pharma GmbH;
- Intersan GmbH.

The transfer of 49.71% of Biomeasure Inc. and 46.59% of Ipsen Ltd. does not represent a change in the scope of consolidation *per se* but simply a change in the percentage control over these companies and their subsidiaries. They were already controlled and therefore fully consolidated by the Group prior to the restructuring.

The transfer of Ipsen Farmaceutica B.V., which holds minority interests in Ipsen SpA, Ipsen Produtos Farmaceuticos S.A. and Ipsen Pharma S.A., led to a change in percentage control over these companies, which were already controlled and fully consolidated by the Group prior to the restructuring.

► 2.2 Other changes in scope of consolidation

The only other change in scope of consolidation during the period was the first-time consolidation of Ipsen Poland LLC. after the Polish representative office of French company Beaufour Ipsen International was converted into a subsidiary.

Note 3 ▶ Significant accounting policies

▶ 3.1 Basis of accounting and significant accounting policies

3.1.1 Introduction

Under regulation 1606/2002 adopted on 19 July 2002 by the European Parliament and the European Council, the Group's consolidated financial statements for 2005 have been prepared in accordance with the international financial reporting standards (IFRS) as endorsed by the European Union on the date of preparation.

International accounting standards encompass International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC). For simplicity, they are collectively referred to as international financial reporting standards or IFRS.

The consolidated financial statements published prior to 2005 were prepared in accordance with French generally accepted accounting standards as set out in regulation 99-02 issued by *Comité de la Réglementation Comptable* and approved by decree on 22 June 1999.

The 2004 comparative figures have been prepared in accordance with IFRS and with IFRS 1 First-Time Adoption of International Financial Reporting Standards.

The Group has elected to adopt IFRS 5 Non-current Assets Held for Sale and Discontinued Operations prospectively as of 1 January 2004.

The impacts of transition to IFRS are described in the IFRS consolidated financial statements for the year ended 31 December 2004 and in note 29 hereto.

The Group has also adopted IAS 32 and 39 on financial instruments as of 1 January 2005. The impact is presented in note 31. The 2004 data has not been restated for the impact of these two standards and is therefore not comparable.

The consolidated financial statements were approved by the Board of Directors on 16 March 2006.

3.1.2 Transition to IFRS

As a first-time adopter of IFRS, the Group has prepared an opening IFRS balance sheet at 1 January 2004 with retrospective application as required by IFRS 1.

The Group has elected for the following exemptions to retrospective application as permitted by IFRS 1:

- previously unrecognised actuarial gains and losses in respect of the Group's retirement benefit obligation have been recognised directly in equity at 1 January 2004;
- business combinations prior to 1 January 2004 have not been restated in accordance with IFRS 3;
- only those stock option plans granted after 7 November 2002 have been recognised in accordance with IFRS 2.

The balance sheet is presented as current and non-current items as required by IAS 1.

▶ 3.2 Basis of accounting

The consolidated financial statements have been prepared using the historical cost convention, with the exception of certain asset and liability classes in accordance with IFRS. The assets and liabilities concerned are described in the notes below.

▶ 3.3 Use of estimates

In order to prepare its financial statements, the Group is required to make certain estimates and assumptions with respect to the value of assets and liabilities, income and expense items, and information given in the notes to the financial statements.

Management has made these estimates and assumptions on the basis of its past experience and other factors deemed reasonable.

Amounts appearing in subsequent financial statements may differ materially from these estimates should the assumptions change or if actual conditions are different.

The principal material estimates made by management concern employee benefits, Goodwill, intangible assets and provisions.

▶ 3.4 Consolidation methods

Major subsidiaries over which the Group exercises exclusive control are fully consolidated.

Companies jointly controlled with a limited number of outside partners are proportionately consolidated.

Companies over which the Group exercises significant influence are accounted for using the equity method. Significant influence is deemed to exist where its shareholding exceeds 20%.

Investments in companies which are not consolidated even though they meet the above conditions are recognised as equity investments.

The following principles are applied in deciding whether a subsidiary should be excluded from the scope of consolidation:

- companies accounted for using the equity method: the thresholds are determined by reference to the Company's relative contribution to consolidated equity, results and Goodwill;
- fully or proportionately consolidated companies: the thresholds are determined by reference to the Company's relative contribution to consolidated revenue, operating income, equity and total assets.

Given the particularly exhaustive nature of the Group's scope of consolidation, it has not yet been deemed necessary to define materiality thresholds.

If all these companies were consolidated, it would have no material impact on the consolidated financial statements as the exclusion of a company from the scope of consolidation has to date never exceeded 1.5% of any of the consolidated aggregates referred to above.

▶ 3.5 Business combinations

Business combinations are accounted for using the purchase method.

On first-time consolidation of an exclusively controlled company, identifiable assets, liabilities and contingent liabilities are valued at their fair value. Fair value adjustments are included in the assets and liabilities concerned, together with any minority interests. The difference between the purchase price and the Group's share in the fair value of the underlying net assets acquired is treated as Goodwill (see also the note on impairment of assets).

▶ 3.6 Segment reporting

Segment reporting is based on the Group's internal organisation structure which reflects the various levels of risks and rewards to which it is exposed.

Geographical area is the basis on which the Group reports its primary segment information, as defined by IAS 14.

The breakdown used is as follows:

- Major Western European Countries: France, Italy, Spain, United Kingdom and Germany;
- Rest of Europe: all other countries in western and eastern Europe;
- Rest of the World: all countries outside Europe.

The Group's business activities all fall within the same area, that is research, development, manufacture and sale of pharmaceutical products for human healthcare. It also sells the active ingredients and raw materials used in its pharmaceutical products and provides Research and Development services in human healthcare.

Accordingly, the Group does not produce secondary segment information.

▶ 3.7 Conversion of financial statements into foreign currencies

The balance sheets of subsidiaries whose functional currency is not the euro are translated at the exchange rates prevailing on the reporting date. Their income statements and statements of cash flows are translated at the average rate for the year.

Exchange differences are transferred to the cumulative translation reserve, which forms an integral part of shareholders' equity, and to minority shareholders for the non-Group share.

These differences arise from:

- the impact on shareholders' equity of any difference between the rates used for the opening and closing balance sheets;
- the impact on net profit for the year of any difference between the year's average rate and closing rate.

Goodwill and fair value adjustments arising upon acquisition of a foreign entity are treated as assets and liabilities of the foreign entity. Accordingly, they are expressed in the entity's functional currency and translated at the rate prevailing on the reporting date.

▶ 3.8 Conversion of foreign currency transactions

Receivables and payables denominated in foreign currencies are initially translated at the exchange rates prevailing on the transaction date and then revalued at the closing rates prevailing on the reporting date. Any resulting gains or losses are recognised in profit or loss. Income statement and cash flow items are translated at the rates prevailing on the transaction date.

▶ 3.9 Exchange differences with respect to intra-Group transactions and cash flows

Exchange differences arising from the elimination of foreign currency transactions between fully consolidated companies are transferred to the cumulative translation reserve under shareholders' equity and to minority interests for the non-Group share, to eliminate their impact on consolidated results.

Exchange differences arising from foreign currency cash flow movements between fully consolidated companies are accounted for under a separate line item in the consolidated statement of cash flows.

▶ 3.10 Intangible assets

Intangible assets are accounted for at cost.

Intangible assets with a finite useful life are amortised over a period corresponding to their estimated useful lives. Amortisation periods are determined on a case-by-case basis depending on the type of asset concerned.

Intangible assets with an indefinite useful life are not amortised but tested annually for impairment (see note on impairment of assets).

As a general rule:

- brands and trademarks are not amortised;
- patents are amortised on a straight-line basis over a period that may not exceed the period of protection;
- software is amortised on a straight-line basis over 1 to 3 years.

▶ 3.11 Property, plant and equipment

Property, plant and equipment items are accounted for at their acquisition cost or production cost as applicable.

They are depreciated on a straight-line basis over their estimated useful lives as follows:

- Buildings, fixtures and fittings .... 10 to 50 years
- Plant & equipment .... 5 to 10 years
- Other .... 4 to 10 years

3.12 Leases

3.12.1 Finance leases

Assets acquired under finance leases are recognised on the balance sheet when the lease contract transfers substantially all the risks and rewards incidental to ownership to the Group. Criteria used to assess whether a contract should be classified as a finance lease include:

- the term of the lease compared with the estimated useful life of the asset;
- total future lease payments compared with the fair value of the asset financed;
- whether or not ownership of the asset is transferred at the end of the lease term;
- existence of a purchase option favourable to the lessee;
- the type of asset leased.

Leased assets recognised on the balance sheet are depreciated over the shorter of their estimated useful lives or the term of the lease contract.

3.12.2 Operating leases

Operating leases are lease contracts that are not classified as finance leases. Rental payments are recognised as expenses when they are incurred.

3.13 Financing costs

Financing costs are recognised in profit or loss in the period in which they are incurred.

3.14 Asset impairment

Goodwill and intangible assets with an indefinite useful life are tested for impairment in accordance with the provisions of IAS 36 Impairment of Assets, at least once a year and whenever there is an indication that the asset may be impaired. Annual impairment testing is carried out during the final quarter of the year.

Other non-current assets are also tested for impairment when events or changed circumstances indicate that an asset may be impaired.

Impairment testing consists of comparing an asset's carrying amount with its recoverable amount. Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from continuing use of an asset or cash-generating unit and its ultimate disposal. Fair value less costs to sell is the amount obtainable from the sale of an asset or cash-generating unit in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal.

When tests indicate that the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount.

Property, plant and equipment items are tested for impairment whenever there is an indication that an asset may be impaired.

When the recoverable amount of an asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised in profit or loss and deducted in priority from the Goodwill allocated to that asset or cash-generating unit.

Impairment losses on Goodwill are not reversible.

3.15 Government grants

Government grants received by the Group are treated as deferred income and recognised in profit or loss over the estimated useful lives of the assets financed.

3.16 Financial assets

Financial assets have been recognised and measured in accordance with IAS 39 as of 1 January 2005, the date of first-time application.

Financial assets, excluding cash and derivative financial assets, are classified in one of the four following categories:

- financial assets at fair value through profit or loss;
- loans and receivables;
- held-to-maturity investments;
- available-for-sale financial assets.

Financial assets are classified upon initial recognition according to the Group's intention at the time of acquisition.

3.16.1 Financial assets at fair value through profit or loss

These include assets held for the purpose of selling or repurchasing them in the near term with the intention of making a profit, and assets voluntarily designated as at fair value through profit or loss. They are measured at fair value and any changes are recognised in profit or loss.

3.16.2 Loans and receivables

Loans and receivables are measured at amortised cost using the effective interest method. The carrying amount includes principal outstanding plus accrued interest. The recoverable amount of loans and advances is estimated whenever there is an indication that the asset may be impaired and at least on each reporting date. If the recoverable amount is lower than the carrying amount, an impairment loss is recognised in profit or loss.

3.16.3 Held-to-maturity investments

These are financial assets that the Group has the positive intention and ability to hold to maturity. They are measured at amortised cost using the effective interest method.

The recoverable amount of held-to-maturity investments is estimated whenever there is an indication that the asset may be impaired. If the recoverable amount is lower than the carrying amount, an impairment loss is recognised in profit or loss.

3.16.4 Available-for-sale assets

These are non-derivative financial assets that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Unrealised capital gains and losses are recognised in equity until the assets are sold, except for impairment losses, which are recognised in profit or loss.

Exchange differences on monetary assets denominated in foreign currencies are recognised in profit or loss. Exchange differences on non-monetary assets denominated in foreign currencies are recognised directly in equity.

For investments in listed equity instruments, fair value is the quoted market price. For investments in unlisted equity instruments, fair value is determined by reference to recent market transactions or using a valuation technique that provides reliable estimates of prices obtained in actual market transactions. If it is not possible to reasonably estimate the fair value of an asset, it is measured at cost. Available-for-sale financial assets are tested for impairment to determine their recoverable amount.

This category principally comprises investments in non-consolidated companies and short-term investments that do not meet the definition of other categories of financial asset. They are classified under other non-current assets, current assets and cash and cash equivalents.

▶ 3.17 Non-current assets held for sale and discontinued operations

A non-current asset, or group of assets and liabilities, is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset must be available for immediate sale and its sale must be highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active programme to locate a buyer and complete the plan must have been initiated.

An operation is classified as discontinued if the conditions for classifying an asset as held for sale have been met or the operation has been sold.

▶ 3.18 Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

▶ 3.19 Cash and cash equivalents

Cash includes cash on hand and demand deposits with banks.

Cash equivalents are short-term, highly liquid investments (with a maturity of less than three months) and which are subject to an insignificant risk of changes in value. Mutual funds and term deposits therefore meet the definition of cash equivalents.

▶ 3.20 Stock option plans

Stock options are awarded to executive officers and some employees of the Group. As required by IFRS 2 Share-based Payments, these options are measured at their fair value on the date of grant. The fair value is expensed in personnel costs on a straight-line basis over the vesting period (period from the date of grant to maturity of the plan) with a corresponding increase in equity.

As permitted by IFRS 2, this policy only applies to plans that were granted after 7 November 2002 and that had not vested at 1 January 2005.

▶ 3.21 Employee benefits

3.21.1 Post-employment benefits

Depending on the laws and practices of the countries in which the Group operates, employees may be entitled to compensation when they retire or to a pension following their retirement.

The liability corresponding to the employees' vested rights is covered by:

- contributions to independent organisations (insurance companies) responsible for paying the pensions or other benefits;
- provisions taken in the balance sheet.

For State-managed plans and other defined contribution plans, the Group recognises the contributions in profit or loss when they become payable, as its constructive obligation is limited to the agreed amount of contributions.

For defined benefit plans, the Group's obligation is estimated by external actuaries using the projected unit credit method. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is accounted for separately to build up the final obligation.

The final amount of the obligation is then discounted. The main assumptions used to calculate the obligation are:

- discount rate;
- inflation rate;
- future salary increases;
- employee turnover.

The Group's obligation is estimated annually for all plans.

Actuarial gains and losses may arise as a result of changes in actuarial assumptions or experience adjustments (differences between the previous actuarial assumptions and what has actually occurred) to the Group's obligation or the plan's assets. These gains and losses are recognised in profit or loss using the "corridor" method. Under this method, the amount in excess of 10% of the higher of the net obligation and the fair value of the plan's assets is deferred over the remaining working lives of the employees participating in the plan.

The Group's funds its post-employment obligation externally, including the deferred portion of actuarial gains and losses. If the plan's assets exceed its estimated obligation, a financial asset is recognised on the balance sheet, limited to the net total of:

- any unrecognised past service costs and net actuarial losses;
- the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

3.21.2 Other employee benefits

In some countries, employees are entitled to awards for long service. The Group recognises a provision in the balance sheet to cover its obligation in this respect.

▶ 3.22 Provisions

Provisions are recognised in accordance with IAS 37 to cover all obligations to third parties likely or certain to give rise to an outflow of resources embodying economic benefits. These provisions are estimated on the basis of the most likely assumptions on the reporting date.

In the case of restructurings, an obligation is recognised as soon as the restructuring has been announced and the Group has drawn up or started to implement a detailed restructuring plan.

Provisions are discounted if the time value is material.

▶ 3.23 Derivative financial instruments

The Group buys and sells derivative financial instruments with a view to managing and reducing its exposure to the risk of interest rate and exchange rate fluctuations. The Group deals only with first-class financial institutions.

Under IAS 39, financial instruments may only be classified as hedges when the Group can demonstrate and document the effectiveness of the hedging relationship at inception and throughout the life of the hedge. The effectiveness of the hedge is determined by reference to changes in the value of the derivative instrument and the hedged item. The ratio must remain within 80% to 125%.

Derivative financial instruments are recognised in the balance sheet at their market value on the reporting date. Changes in fair value are recognised as follows:

- cash flow hedges: the portion of the gain or loss on the financial instrument that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised in profit or loss;
- fair value hedges and financial instruments not designated as hedges: changes in fair value are recognised in profit or loss.

Market value is the price quoted by independent financial institutions.

▶ 3.24 Revenue recognition

Sales are recognised when all the following conditions are met:

- there is evidence of an agreement between the parties;
- the goods have been delivered or the service provided;
- the price is fixed or can be determined.

Sales of goods are recognised when the risks and rewards of ownership have passed to the buyer.

Rebates and discounts granted to customers are recognised at the same time as sale of the goods and are deducted from the value of the sale.

▶ 3.25 Research and Development expenses

As required by IAS 38, research expenditures are recognised as an expense when they are incurred.

Development costs are only recognised as an intangible asset if the Group can demonstrate all of the following:

- the technical feasibility of completing the development project;
- how the development expenditures will generate probable future economic benefits;
- its ability to measure reliably the expenditures attributable to the intangible asset during its development.

Due to the risks and uncertainties involved in obtaining regulatory approvals and in the Research and Development process, the conditions for recognising development expenses as an intangible asset are not deemed to be met until marketing approval for the product has been obtained.

▶ 3.26 Deferred taxes

Deferred taxes are recognised on all temporary differences between the book value and tax base of assets and liabilities, and on tax losses, using the liability method. Differences are temporary when they are expected to reverse within the foreseeable future.

Deferred tax assets arising from tax losses are recognised only if there is convincing evidence that sufficient taxable profit will be available in the future.

In accordance with IAS 12 Income Taxes, tax assets and liabilities are not discounted.

Amounts recognised in the consolidated financial statements are calculated at the level of each tax entity included in the scope of consolidation.

▶ 3.27 Earnings per share

Basic earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year, calculated according to movements in share capital, less any treasury shares held by the Group.

Diluted earnings per share is calculated by dividing net earnings for the year attributable to equity holders of the parent by the number of ordinary shares outstanding plus any dilutive potential ordinary shares.

▶ 3.28 Treatment of changes in the scope of consolidation in the cash flow statement

The net impact of the following items is identified on a separate line item in the cash flow statement:

- the amount paid or received by the Group on acquisition or disposal of consolidated companies;
- the cash held by those companies, which is added to or deducted from consolidated cash.

Note 4 ▶ Segment reporting

Segment reporting is based on the Group's internal organisation structure which reflects the various levels of risks and rewards to which it is exposed.

Geographical area is the basis on which the Group reports its primary segment information, as defined by IAS 14.

The breakdown used is as follows:

- Major Western European Countries: France, Italy, Spain, United Kingdom and Germany.
- Rest of Europe: all other countries in western and eastern Europe.
- Rest of the World: all countries outside Europe.

The Group's business activities all fall within the same area, that is research, development, manufacture and sale of pharmaceutical products for human healthcare. It also sells the active ingredients and raw materials used in its pharmaceutical products and provides Research and Development services in human healthcare.

Accordingly, the Group does not produce secondary segment information.

▶ 4.1 Operating income by geographical area

	2005		2004	
(in thousands of euros)	Amount	%	Amount	%
Major Western European Countries	209,369	72%	196,186	74%
Rest of Europe	52,266	18%	49,091	18%
Rest of the World	28,205	10%	20,297	8%
Total allocated	**289,840**	**100%**	**265,574**	**100%**
Unallocated	(128,147)	-	(139,656)	-
Total	**161,693**	-	**125,918**	-

Unallocated operating income includes expenses and income that is not attributable to a specific geographical area, principally other operating income and expenses, most Research and Development expenses, and unattributable Group expenses.

▶ 4.2 Total revenue

4.2.1 Total revenue by geographical area

	2005		2004	
(in thousands of euros)	Amount	%	Amount	%
Major Western European Countries	544,973	68%	508,441	69%
Rest of Europe	152,342	19%	131,583	18%
Rest of the World	103,934	13%	96,264	13%
Total allocated	801,249	100%	736,288	100%
Unallocated	62,506	-	42,663	-
Total	**863,755**	**-**	**778,951**	**-**

Within total revenue, only sales of goods and co-promotion income have been allocated. Other revenue (see note 4.2.3) has not been allocated as it does not lend itself to this type of analysis.

4.2.2 Sales by geographical area

	2005		2004	
(in thousands of euros)	Amount	%	Amount	%
Major Western European Countries	532,798	68%	496,546	69%
Rest of Europe	151,977	19%	131,180	18%
Rest of the World	103,934	13%	96,264	13%
Total	**788,709**	**100%**	**723,990**	**100%**

4.2.3 Other revenue

(in thousands of euros)	2005	2004
Royalties received	39,358	24,881
Milestone payments received	21,126	11,322
Research and Development expenses billed back to partners	2,023	6,460
Co-promotion income	12,539	12,298
Total	**75,046**	**54,961**

▶ 4.3 Balance sheet items by geographical area

	2005				
(in thousands of euros)	Major Western European Countries	Rest of Europe	Rest of the World	Eliminations	Total
Property, plant & equipment	130,270	28,901	28,598	-	187,769
Inventories	55,531	17,571	1,288	-	74,390
Trade receivables	155,005	24,283	8,869	(23,476)	164,681
Total segment assets	**340,806**	**70,755**	**38,755**	**(23,476)**	**426,840**
Trade payables	110,532	11,629	8,360	(23,476)	107,045
Total segment liabilities	**110,532**	**11,629**	**8,360**	**(23,476)**	**107,045**

	2004				
(in thousands of euros)	Major Western European Countries	Rest of Europe	Rest of the World	Eliminations	Total
Property, plant & equipment	122,809	4,035	25,942	-	152,786
Inventories	51,251	9,028	4,808	-	65,087
Trade receivables	145,663	22,225	7,339	(14,993)	160,234
Total segment assets	**319,723**	**35,288**	**38,089**	**(14,993)**	**378,107**
Trade payables	99,739	9,210	5,988	(14,993)	99,944
Total segment liabilities	**99,739**	**9,210**	**5,988**	**(14,993)**	**99,944**

▶ 4.4 Other information

	2005					
(in thousands of euros)	Major Western European Countries	Rest of Europe	Rest of the World	Unallocated	Eliminations	Total
Investments	(30,190)	(3,178)	(2,348)	(6,911)	-	(42,627)
Depreciation, amortisation and provision charges	17,635	3,412	2,763	5,040	-	28,850
Impairment losses	-	-	-	-	-	-
Share-based payment expense with no impact on cash flow	-	-	-	3,355	-	3,355

(in thousands of euros)	2004					
	Major Western European Countries	Rest of Europe	Rest of the World	Unallocated	Eliminations	Total
Investments	(23,098)	(937)	(12,244)	(13,307)	-	(49,586)
Financial depreciation, amortisation and provision charges	17,272	1,375	1,925	3,106	-	23,678
Impairment losses	-	-	-	10,757	-	10,757
Share-based payment expense with no impact on cash flow	-	-	-	2,247	-	2,247

Note 5 ▶ Personnel costs

▶ 5.1 Employees

The Group employed 3,800 people at 31 December 2005 (3,597 at end 2004).

In 2005, the average number of employees was 3,699 (3,633 in 2004).

The following table shows movements in the number of employees by function:

Function	2005	2004
Sales	1,525	1,514
Production	1,048	936
Research and Development	692	637
Administration	535	510
Total	**3,800**	**3,597**

The following table shows a geographical breakdown of employees at 31 December:

Geographical area	2005	2004
Major Western European Countries	2,633	2,566
Rest of Europe	552	426
Rest of the World	615	605
Total	**3,800**	**3,597**

▶ 5.2 Personnel costs

The following table shows a breakdown of personnel costs, which are split in the income statement between the cost of goods sold, selling, general and administrative expenses and Research and Development expenses.

(in thousands of euros)	2005	2004
Wages and salaries	(151,903)	(131,805)
Social security charges and payroll taxes	(59,676)	(53,504)
Sub-total	**(211,579)**	**(185,309)**
Share-based payment expense (note 5.3.4.4)	(1,962)	(1,559)
Stock options and bonus shares	*(2,601)*	*(2,247)*
Discount	*(754)*	-
Sub-total with no impact on cash flow	**(3,355)**	**(2,247)**
Employer's top-up contribution	*(1,265)*	-
Share-based payment expense (note 5.4)	***(4,620)***	***(2,247)***
Employee profit-sharing	(10,760)	(8,874)
Total	**(228,921)**	**(197,989)**

The average rate of employer social security contributions and payroll taxes were 39.3% of gross payroll in 2005 (40.6% in 2004).

The Group's French subsidiaries have an employee profit-sharing agreement as required by law. Employees may invest their entitlement either in an interest-bearing savings account with the Company or in an employee share ownership plan managed by an investment company.

▶ 5.3 Employee benefits

5.3.1 Benefit plans

5.3.2 Post-retirement benefits

In some companies, employees are entitled to supplemental pension benefits during their retirement or to end-of-career compensation payable on the date of retirement. The main countries concerned are France, the United Kingdom, Spain and Italy. In France, a limited number of employees also benefit from an additional top-up pension plan.

These plans are either defined contribution or defined benefit plans.

Under defined contribution plans, the Group has no constructive obligation other than payment of the agreed contributions. These payments are recognised as expenses when they are incurred.

5.3.3 Other long-term benefits

Some employees, mainly those in France, are entitled to long-service awards. The Italian subsidiary also has an obligation to pay health insurance costs for its pensioners.

5.3.4 Measurement and recognition of liabilities

The Group's obligation in respect of employee benefits is calculated by an outside actuary using the actuarial models and assumptions that apply locally in the countries concerned.

Some liabilities are covered by financial assets held in funds invested with insurance companies (plan assets).

Surplus plan assets are recognised on the balance sheet under non-current financial assets.

Unfunded liabilities and plan deficits are recognised on the balance sheet under retirement benefit obligation.

5.3.4.1 Assumptions used

The main actuarial assumptions used at 31 December 2005 are:

	Europe (excluding UK)	United Kingdom	Asia – Pacific – Africa
Discount rate	3.78%	4.90%	8.00%
Expected return on plan assets	4.23%	7.10%	6.00%
Expected return on reimbursements rights	N/A	N/A	N/A
Expected salary increases	According to age	4.90%	7.25%
Future pension increases	N/A	2.90%	N/A
Increase in healthcare costs	N/A	N/A	N/A
Average remaining working lives of employees (years)	18.06	20.10	10.00

The main actuarial assumptions used at 31 December 2004 are:

	Europe (excluding UK)	United Kingdom	Asia – Pacific – Africa
Discount rate	4.65%	5.3%	5.92%
Expected return on plan assets	4%	7.8%	6%
Expected return on reimbursements rights	N/A	N/A	N/A
Expected salary increases	According to age	4%	7.17%
Future pension increases	N/A	2.7%	N/A
Increase in healthcare costs	4%	N/A	N/A
Average remaining working lives of employees (years)	17.44	18.7	11

5.3.4.2 Breakdown of retirement benefit obligation recognised on the balance sheet

(in thousands of euros)	2005		2004	
Post-employment benefits		**5,152**		**5,342**
- pension plans	5,152		5,112	
- other plans	-		230	
Other long-term benefits		**2,880**		**2,204**
Total		**8,032**		**7,546**

5.3.4.3 Reconciliation of assets and liabilities carried on the balance sheet

(in thousands of euros)	2005				2004
	Post-employment benefits		Other long-term benefits	Total benefits	Total benefits
	Pension plans	Other plans			
Breakdown of net amount carried in the balance sheet					
- Present value of funded liabilities	*40,935*	*-*	*199*	*41,134*	*19,885*
- Present value of unfunded liabilities	*1,678*	*-*	*2,707*	*4,385*	*3,932*
Sub-total	42,613	-	2,906	45,519	23,817
Fair value of plan assets	29,328	-	26	29,354	20,672
Net liabilities (a)	**13,285**	**-**	**2,880**	**16,165**	**3,145**
Unrecognised items					
- Past service costs	(3,377)	-	-	(3,377)	(3,931)
- Net actuarial losses or (gains)	12,668	-	-	12,668	45
- Asset ceiling	-	-	-	-	-
- Fair value of reimbursement rights recognised as an asset	-	-	-	-	-
Total unrecognised items (b)	9,291	-	-	9,291	(3,886)
Net obligation (a-b)	**3,994**	**-**	**2,880**	**6,874**	**7,031**
Amount presented in the balance sheet:					
Retirement benefit obligation	5,152	-	2,880	8,032	7,546
Non-current financial assets	1,158	-	-	1,158	515
Net obligation	**3,994**	**-**	**2,880**	**6,874**	**7,031**

5.3.4.4 Reconciliation of expenses in the income statement

	2005				
	Post-employment benefits		Other long-term benefits		
(in thousands of euros)	Pension plans	Other plans		Total	2004
Current service costs	1,863	-	254	2,117	2,085
Contributions from plan members	(189)	-	-	(189)	(188)
Interest costs	1,216	-	101	1,317	1,318
Expected return on plan assets	(1,110)	-	(2)	(1,112)	(843)
Expected return on reimbursement rights	-	-	-	-	-
Past service costs recognised	(162)	-	-	(162)	106
Actuarial losses (gains) recognised	31	-	388	419	(111)
Losses (gains) on curtailments and settlements	7	(230)	-	(223)	(333)
Change in asset ceiling	-	-	-	-	-
Total net expenses	**1,656**	**(230)**	**741**	**2,167**	**2,034**
- of which operating expenses	1,550	(230)	642	1,962	1,559
- of which financial expenses	106	-	99	205	475

5.3.4.5 Movements in net liability carried on the balance sheet

(in thousands of euros)	2005				2004
	Post-employment benefits		Other long-term benefits	Total	
	Pension plans	Other plans			
Opening net liability	4,597	230	2,204	7,031	5,866
Exchange differences	64	-	4	68	20
Change in scope of consolidation	(169)	-	72	(97)	-
Expenses of the year (see note 5.3.4.4.)	1,656	(230)	741	2,167	2,034
Transfers (from) / to plan assets	-	-	-	-	-
Contributions paid by employer	(1,836)	-	4	(1,832)	(703)
Benefits paid from reimbursement rights	-	-	-	-	-
Benefits paid from internal reserve	(318)	-	(145)	(463)	(186)
Effect of reimbursement rights recognised in charge	-	-	-	-	-
Change in asset ceiling	-	-	-	-	-
Closing net liability	**3,994**	**-**	**2,880**	**6,874**	**7,031**

5.3.4.6 Movements in defined benefit plan obligations

	2005				
	Post-employment benefits		Other		
(in thousands of euros)	Pension plans	Other plans	long-term	Total	2004
Opening balance	21,295	266	2,256	23,817	24,908
Exchange differences	193	-	3	196	(7)
Change in scope of consolidation	5,596	-	72	5,668	-
Current service cost	1,863	-	254	2,117	2,085
Social security charges on service cost	-	-	-	-	-
Interest cost	1,216	-	101	1,317	1,318
Settlements/curtailments	(22)	(266)	(23)	(311)	(333)
Benefits paid from plan assets	(1,092)	-	(2)	(1,094)	(707)
Benefits paid from reimbursement rights	-	-	-	-	-
Benefits paid from internal reserve	(318)	-	(145)	(463)	(186)
Actuarial gains and losses generated in the year	13,490	-	390	13,880	568
Past service cost	392	-	-	392	(3,829)
Transfers	-	-	-	-	-
Closing balance	**42,613**	**-**	**2,906**	**45,519**	**23,817**

5.3.4.7 Movements in plan assets

	2005				
	Post-employment benefits		Other long-term benefits		
(in thousands of euros)	Pension plans	Other plans		Total	2004
Opening balance	20,620	-	52	20,672	19,042
Exchange differences	119	-	-	119	(29)
Change in scope of consolidation	4,927	-	-	4,927	-
Contributions from plan members (mid-year)	189	-	-	189	188
Expected return on plan assets	1,110	-	2	1,112	843
Settlements/curtailments	(22)	-	(23)	(45)	-
Transfers (from) / to unrecognised assets	-	-	-	-	-
Contributions paid by employer	1,836	-	(4)	1,832	703
Benefits paid from plan assets	(1,092)	-	(2)	(1,094)	(706)
Gains and losses generated in the year	1,641	-	1	1,642	631
Past service cost generated in the year	-	-	-	-	-
Closing balance	**29,328**		**26**	**29,354**	**20,672**

5.3.4.8 Breakdown of plan assets

Breakdown of plan assets at 31 December 2005 and 2004:

	2005				2004			
(in thousands of euros)	Shares	Bonds	Other [1]	Total	Shares	Bonds	Other [1]	Total
Europe (excluding UK)	7,344	13,910	3,313	24,567	2,623	11,974	2,220	16,817
United Kingdom	4,090	250	372	4,712	3,246	377	151	3,774
Asia - Pacific - Africa	60	15	-	75	65	16	-	81
Total	**11,494**	**14,175**	**3,685**	**29,354**	**5,934**	**12,367**	**2,371**	**20,672**

(1) Property, cash and other.

▶ 5.4 Share-based payments

Since 1999, the Board of Directors of Mayroy S.A. (Ipsen S.A.'s parent company) has granted stock options to some employees and senior executives of the Group at an agreed exercise price.

Holders of options over Mayroy S.A. shares will be given a put option over the Mayroy shares they obtain when they exercise their options. Mayroy shares issued on exercise of the options and sold back to Mayroy S.A. will be exchanged for shares in Ipsen S.A. plus a cash balance.

On 14 November 2005, the Board of Directors of Ipsen S.A. established a new stock option plan for the same category of beneficiaries (see note 5.4.2) and a bonus share plan for senior executives (see note 5.4.3).

5.4.1 Stock options plans granted by the parent company Mayroy S.A.

5.4.1.1 Attributes of the stock option plans

	STOCK OPTION PLANS										
	Before 7 November 2002			After 7 November 2002							
	1a	1b	1c	1d	3a	2a	2b	2c (Tr. 1)	2c (Tr. 2)	2c (Tr. 3)	3b
Date of grant	10/11/1999	31/05/2000	03/10/2001	18/12/2003	13/02/2004	05/12/2002	18/12/2003	25/03/2004	25/03/2004	25/03/2004	22/07/2004
Vesting date	10/11/2004	31/05/2005	03/10/2005	18/12/2007	13/02/2008	05/12/2006	31/12/2007	31/12/2009	31/12/2008	31/12/2009	22/07/2008
Expiration date of the plan	10/11/2009	31/05/2010	03/10/2011	18/12/2013	13/02/2014	05/12/2012	31/12/2013	25/03/2014	25/03/2014	25/03/2014	22/07/2014
Number of options granted	20,000	6,150	24,025	3,500	15,750	2,760	2,760	7,360	2,760	2,760	250
Share entitlement per option	27	27	27	25	25	27	27	27	27	27	25
Exercise price	€11.28	€11.28	€12.03	€27.20	€27.20	€24.44	€24.44	€24.44	€24.44	€24.44	€27.20
Performance condition	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

5.4.1.2 Movements in options outstanding

(number of options)	2005	2004
Opening balance	79,375	52,195
Options granted	-	28,880
Options exercised	(775)	-
Options forfeited	(1,250)	(1,700)
Options expired	-	-
Closing balance	77,350	79,375

Breakdown of closing balance:

(number of options)	2005	2004
Plans before 7 November 2002		
1a	17,100	17,100
1b	4,350	4,975
1c	18,450	19,600
Plans after 7 November 2002		
1d	3,500	3,500
3a	15,300	15,550
2a	2,760	2,760
2b	2,760	2,760
2c (Tr. 1)	7,360	7,360
2c (Tr. 2)	2,760	2,760
2c (Tr. 3)	2,760	2,760
3b	250	250
TOTAL	**77,350**	**79,375**

5.4.1.3 Valuation of plans

Plans granted after 7 November 2002 are valued as follows (see note 3.20):

(in thousands of euros)	Plans after 7 November 2002								
	1d	3a	2a	2b	2c (Tr. 1)	2c (Tr. 2)	2c (Tr. 3)	3b	TOTAL
Opening value	1,020	4,532	783	772	2,112	777	792	73	10,861
Charge for the year	255	1,101	196	193	423	194	158	18	2,538

Main assumptions	Plans after 7 November 2002							
	1d	3a	2a	2b	2c (Tr. 1)	2c (Tr. 2)	2c (Tr. 3)	3b
Valuation method used	Black and Scholes revised							
Value of shares on grant date	€27.20	€27.20	€24.44	€24.44	€24.44	€24.44	€24.44	€27.20
Exercise price	€27.20	€27.20	€24.44	€24.44	€24.44	€24.44	€24.44	€27.20
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of option	7.0 yrs	7.0 yrs	7.0 yrs	7.0 yrs	7.9 yrs	7.4 yrs	7.9 yrs	7.0 yrs
Turnover	0%	0%	0%	0%	0%	0%	0%	0%
Discount rate	4.1%	3.8%	4.3%	4.1%	3.6%	3.6%	3.6%	4.0%
Fair value per option	**€11.66**	**€11.51**	**€10.51**	**€10.36**	**€10.63**	**€10.43**	**€10.63**	**€11.61**

5.4.2 Stock option plans granted by Ipsen S.A.

5.4.2.1 Attributes of the stock option plans

	Plan of 14 November 2005
Date of grant by Board of Directors	06/12/2005
Vesting date	06/12/2009
Expiry date of plan	06/12/2015
Number of options granted	327,000
Share entitlement per option	1
Exercise price	€22.20
Performance condition	N/A

5.4.2.2 Trends in options outstanding

The number of options outstanding at 31 December 2005 is the same as the number of options granted by the Board of Directors on 14 November 2005, i.e. 327,000 options.

5.4.2.3 Valuation of plan

(in thousands of euros)	Plan of 14 November 2005
Opening value	2,727
Charge for the year	47

Main assumptions

Valuation method used	Black and Scholes revised
Value of shares on grant date	€22.20
Exercise price	€22.20
Expected volatility	35%
Average life of option	7
Turnover	0%
Discount rate	3.14%
Fair value per option	**€8.34**

5.4.3 Bonus share plans

On 14 November 2005, the Board of Directors granted a total of 23,000 bonus shares to the Chairman and Chief Executive Officer of the Company and to some senior executives, contingent upon the Group's achievement of certain performance conditions.

Note 6 ▶ Depreciation, amortisation, provisions and impairment losses

▶ 6.1 Net charge to depreciation, amortisation, provisions and impairment losses recognised as operating expenses

(in thousands of euros)	2005	2004
Intangible assets	(3,473)	(2,773)
Property, plant and equipment	(24,679)	(22,578)
Sub-total non-current assets [A]	**(28,152)**	**(25,351)**
Impairment losses on non-current assets	(500)	-
Total non-current assets [B]	**(28,652)**	**(25,351)**
Retirement benefit obligation	(1,075)	(670)
Provisions	877	2,343
Total provisions [C]	**(198)**	**1,673**
Total charge excluding current assets [D = A+B+C]	**(28,850)**	**(23,678)**
Inventories	2,569	124
Trade receivables and other current assets	(1,476)	(381)
Total current assets [E]	**1,093**	**(257)**
Total [F = D+E]	**(27,757)**	**(23,935)**
Goodwill impairment losses	-	(10,757)
TOTAL [H = F+G]	**(27,757)**	**(34,692)**

▶ 6.2 Depreciation, amortisation and impairment losses included in the cash flow statement

The following table shows the amount of amortisation, depreciation and impairment losses added back to determine gross cash flow from operations.

(in thousands of euros)	2005	2004
Operating - excluding current assets (see note 6.1 [D])	28,850	23,678
Financial	19	(241)
Total	**28,869**	**23,437**

Operating amortisation, depreciation and impairment losses relating to current assets (net charge of €1,093 thousand in 2005 and €(257) thousand in 2004) are shown as changes in working capital and calculated on the basis of net book values.

▶ 6.3 Breakdown of net charge to depreciation, amortisation and impairment losses on non-current assets

(in thousands of euros)	2005	2004
Cost of goods sold	(13,320)	(11,861)
Research and Development expenses	(6,618)	(5,857)
Selling expenses	(4,744)	(4,246)
General expenses	(3,470)	(3,387)
Total (see note 6.1 [A])	**(28,152)**	**(25,351)**

Note 7 ▶ Restructuring costs

In 2004, this item included all restructuring costs connected with the discontinuation of Hyate:C® production (€8.8 million), and restructuring costs in Spain (€2.0 million).

No restructuring costs were recognised in 2005. The income appearing on this line item (€0.5 million) represents the reversal of an unused provision taken in 2004.

Note 8 ▶ Income tax

▶ 8.1 Tax charge

8.1.1 Breakdown of the tax charge

(in thousands of euros)	2005	2004
Current taxes	(37,160)	(40,601)
Deferred taxes	4,517	359
Actual tax charge	**(32,643)**	**(40,242)**

8.1.2 Effective tax rate

(in thousands of euros)	2005	2004
Net profit from continuing operations	122,370	75,401
Income taxes	(32,643)	(40,242)
Pre-tax profit from continuing operations	155,013	115,643
Effective tax rate	21.1%	34.8%

8.1.3 Reconciliation between the actual tax charge and theoretical tax charge

The following table shows a reconciliation between the effective tax charge and the theoretical charge based on pre-tax profit from continuing operations taxed at the standard French rate of 34.93% in 2005 and 35.43% in 2004.

(in thousands of euros)	2005	2004
Pre-tax profit from continuing operations	155,013	115,643
Group tax rate	34.93%	35.43%

Theoretical tax charge	**(54,146)**	**(40,972)**
Increase/decrease in the tax charge arising from:		
- Tax credits	8,889	4,149
- Non-recognition of tax effect of certain losses arising during the year	(578)	(237)
- Utilisation of tax losses carry forward not recognised as deferred tax assets	3,028	455
- Other permanent differences	10,164	(3,637)
Actual tax charge	**(32,643)**	**(40,242)**

▶ 8.2 Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities in 2005:

(in thousands of euros)	2004	Movements during the year			Expense / income in the income statement	2005
		Exchange differences (A)	Change in scope of consolidation (B)	Movement	(C)	
Deferred tax assets	(7,771)	(75)	(668)	286	(4,868)	(13,096)
Deferred tax liabilities	555	4	312	136	351	1,358
Net assets	**(7,216)**	**(71)**	**(356)**	**422**	**(4,517)**	**(11,738)**

Note 9 ▶ Discontinued operations

In October 2005, the Group sold its primary care business in Spain (see note 1.3).

The transaction was treated in accordance with IFRS 5. In the income statement, all transactions relating to this business have been grouped together in a single line item entitled "discontinued operations" (see note 9.2). In the balance sheet, the assets and liabilities comprising the business have been grouped together in two line items entitled "assets of discontinued operations" and "liabilities of discontinued operations". In the statement of cash flows, all items related to these operations have been grouped together in a single line item.

The 2004 income statement has been restated to provide comparable data from one year to the next.

The table in note 9.1. below shows a reconciliation of the 2004 income statement published in 2004 with the 2004 restated income statement published in 2005.

▶ 9.1 Reconciliation of 2004 published income statement with 2004 income statement restated for IFRS 5.

(in thousands of euros)	December 2004 published in 2004	Restatements for IFRS 5	December 2004 restated and published in 2005
Net sales	740,275	(16,285)	723,990
Other revenue	54,961	-	54,961
Total revenue	**795,236**	**(16,285)**	**778,951**
Cost of goods sold	(184,483)	8,173	(176,310)
Research and Development expenses	(140,809)	16	(140,793)
Selling, general and administrative expenses	(327,212)	6,792	(320,420)
Other operating income and expenses	5,683	-	5,683
Restructuring costs	(10,840)	404	(10,436)
Impairment losses	(10,757)	-	(10,757)
Operating income	**126,818**	**(900)**	**125,918**
Investment revenue	788	-	788
Cost of financing, gross	(10,588)	-	(10,588)
Cost of financing, net	**(9,800)**	**-**	**(9,800)**
Other financial income and expenses	(475)	-	(475)
Income tax	(40,337)	95	(40,242)
Net profit from continuing operations	**76,206**	**(805)**	**75,401**
Discontinued operations	11,943	805	12,748
Net profit for the period	**88,149**	**-**	**88,149**

▶ 9.2 Breakdown of discontinued operations in the income statement

In 2005, this line item breaks down as follows:

(in thousands of euros)	2005
- Gain on sale net of restructuring provisions	3,947
- Operating income	831
- Tax	(362)
Discontinued operations	**4,416**

In 2004, as required by IFRS 5, income statement items connected with the disposal of Dynport LLC have been recognised as discontinued operations in a net amount of €11,943 thousand, broken down as follows:

(in thousands of euros)	
Gain on disposal	12,494
Cost of restructuring caused by the disposal	(1,784)
Results of the Company prior to disposal	1,233
Total	**11,943**
Restatement of results of Spanish business sold in 2005 (see note 9.1)	805
Total 2004 restated	**12,748**

Note 10 ▶ Goodwill

▶ 10.1 Net Goodwill carried in the balance sheet

Movements during the year:

		Movements during the year				
(in thousands of euros)	2004	Increases	Decreases	Change in scope of consolidation	Exchange differences	2005
Gross	145,686	-	-	53,515	299	199,500
Impairment losses	(10,365)	-	-	-	(299)	(10,664)
Net Goodwill	**135,321**	**-**	**-**	**53,515**	**-**	**188,836**

Gross Goodwill carried on the balance sheet at 31 December 2005 breaks down as follows:

- €135,321 thousand arising on the Group's acquisition of SCRAS and its subsidiaries on 17 December 1998;
- €10,664 thousand arising on the acquisition of Sterix Ltd;
- €53,515 thousand arising on the acquisition of BB et Cie (and indirectly Cara Partners).

There were no indications of impairment in 2005 and the value of Goodwill therefore remains unchanged (save for exchange differences).

▶ 10.2 Impairment of Goodwill

No impairment losses were recognised in 2005. The impairment loss recognised in 2004 concerned the Goodwill relating to Sterix Ltd.

Note 11 ▶ Acquisitions during the year

▶ 11.1 Breakdown of assets and liabilities acquired

	Value on transfer date (30 June 2005)					
(in thousands of euros)	Ipsen Farmaceutica BV	BB et Cie S.A.S. (1)	Ipsen Pharma GmbH (2)	Ipsen Manufacturing Ireland Ltd	Other (3)	TOTAL
Assets*						
- Goodwill	-	53,515	-	-	-	53,515
- Intangible assets	1	10	10,028	1	-	10,040
- Property, plant & equipment	75	10,062	277	14,231	-	24,645
- Equity investments	-	31	-	-	-	31
- Deferred tax assets	-	258	95	578	-	931
- Inventories	86	8,198	457	3,093	-	11,834
- Trade receivables	3,657	2,517	4,436	220	-	10,830
- Cash and cash equivalents	125	4,753	254	3,478	320	8,930
Total assets	**3,944**	**79,344**	**15,547**	**21,601**	**320**	**120,756**
Liabilities*						
- Bank loans and financial liabilities	43,999	9,523	-	-	-	53,522
- Retirement benefit obligation	-	-	72	-	-	72
- Deferred tax assets	-	435	-	421	24	880
- Current liabilities	524	2,291	4,809	2,219	480	10,323
- Other liabilities	-	368	57	421	24	425
Total liabilities	**44,523**	**12,617**	**4,938**	**2,640**	**504**	**65,222**
Contingent liabilities recognised	-	-	-	-	-	-
Net assets/(liabilities)	**(40,579)**	**66,727**	**10,609**	**18,961**	**(184)**	**55,534**

** Consolidated net book value of assets and liabilities of entities transferred on 30 June 2005 (see note 1.2).*

(1) Aggregated data for BB et Cie, its partnership Cara Partners and Wallingstown Company (subsidiary of Cara Partners).

(2) Aggregated data for Ipsen Pharma GmbH and its subsidiary Intersan GmbH.

(3) Aggregated data for Elsegundo Ltd, Portpirie Unlimited Company and Perechin Unlimited Company.

The column headed changes in scope of consolidation in the tables showing movements in balance sheet items in 2005 is entirely attributable to the assets and liabilities of the entities transferred under the restructuring operation.

▶ 11.2 Income statement information

(in thousands of euros)	Ipsen Farmaceutica BV	BB et Cie S.A.S. (1)	Ipsen Pharma GmbH (2)	Ipsen Manufacturing Ireland Ltd	Other (3)	TOTAL
Revenue generated by the acquired entity included in revenue for the period	3,403	7,531	12,840	-	-	**23,774**
Net profits of the acquired entity since the date of acquisition included in profit and loss for the year	10,232	7,515	(441)	3,406	(351)	**20,361**

(in thousands of euros)	Ipsen Farmaceutica BV	BB et Cie S.A.S. (1)	Ipsen WPharma GmbH (2)	Ipsen Manufacturing Ireland Ltd	Other (3)	TOTAL
Revenue generated by the acquired entity from 1 January to 31 December 2005	6,611	14,925	26,714	-	-	**48,250**
Consolidated result of acquired entity from 1 January to 31 December 2005	15,546	15,538	264	5,872	(757)	**36,463**

(1) Aggregated data for BB et Cie, its partnership Cara Partners and Wallingstown Company (subsidiary of Cara Partners).

(2) Aggregated data for Ipsen Pharma GmbH and its subsidiary Intersan GmbH.

(3) Aggregated data for Elsegundo Ltd, Portpirie Unlimited Company et Perechin Unlimited Company.

Note 12 ▶ Impact of changes in scope of consolidation on the statement of cash flows

▶ 12.1 Impact at 31 December 2005

(in thousands of euros)	2005 Acquisitions
Companies transferred	
Purchase price	(88,816)
Cash and cash equivalents acquired	37,411
Total	**(51,405)**

▶ 12.2 Impact at 31 December 2004

(in thousands of euros)	2004		
	Acquisitions	Disposals	Net
Acquisition of Sterix Ltd			
Purchase price	(4,190)		(4,190)
Cash and cash equivalents acquired	966		966
Impact of acquisitions (a)	(3,224)		(3,224)
Disposal of Dynport LLC			
Sale price		16,451	16,451
Cash and cash equivalents sold		(1,692)	(1,692)
Impact of disposals (b)		14,759	14,759
Impact of changes in scope of consolidation (a+b)			**11,535**

Note 13 ▶ Intangible assets, net

▶ 13.1 Movements

(in thousands of euros)	2004	Movements during the year						2005
		Increases	Decreases	Acquisitions	Exchange differences	Transfer to discontinued operations	Other movements	
Intangible assets	51,750	5,087	(914)	13,878	51	(562)	1,803	71,093
Intangible assets in progress	-	282	-	-	-	-	(17)	265
Advance payments	920	1,542	-	-	1	-	(497)	1,966
Intangible assets, gross	52,670	6,911	(914)	13,878	52	(562)	1,289	73,324
Cumulative amortisation	(16,126)	(3,173)	867	(3,405)	(19)	384	(268)	(21,740)
Cumulative impairment losses	(11,130)	(300)	-	(433)	-	-	79	(11,784)
Intangible assets, net	**25,414**	**3,438**	**(47)**	**10,040**	**33**	**(178)**	**1,100**	**39,800**

▶ 13.2 Breakdown by asset type

(in thousands of euros)	2005			2004		
	Gross value	Amortisation & impairment (1)	Net value	Gross value	Amortisation & impairment (1)	Net value
Brands and trademarks	21,567	(8,957)	12,610	21,058	(8,227)	12,831
Licences	17,048	(3,123)	13,925	3,745	(1,177)	2,568
Patents	5,799	(3,780)	2,019	1,921	(1,850)	71
Know-how	8,153	(922)	7,231	8,216	(985)	7,231
Software	16,376	(14,725)	1,651	14,580	(12,999)	1,581
Purchased Goodwill	1,907	(1,905)	2	1,920	(1,918)	2
Other intangible assets	243	(112)	131	310	(100)	210
Intangible assets in progress	265	-	265	-	-	-
Advance payments	1,966	-	1,966	920	-	920
Total	**73,324**	**(33,524)**	**39,800**	**52,670**	**(27,256)**	**25,414**
(1) Of which impairment losses		*(11,784)*			*(11,130)*	

(1) Impairment losses at 31 December 2005 comprised €8,957 thousand for brands and trademarks, €922 thousand for know-how, and €1,905 thousand for purchased Goodwill.

Note 14 ▶ Property, plant & equipment, net

▶ 14.1 Breakdown by asset type

(in thousands of euros)	2004	Movements during the year						2005
		Increases	Decreases	Changes in scope of consolidation	Exchange differences	Transfer to discontinued operations	Other movements	
Land	14,936	33	-	2,998	561	-	(1,265)	17,263
Buildings	124,225	693	(67)	17,921	3,533	-	5,493	151,798
Plant & equipment	144,993	6,471	(4,339)	27,149	3,185	(5,205)	2,908	175,162
Other assets	72,488	8,253	(6,960)	1,803	1,009	(385)	1,038	77,246
Assets in progress	8,860	19,390	-	322	34	(882)	(8,933)	18,791
Advance payments	147	876	-	-	1	-	(581)	443
Property, plant & equipment, gross	365,649	35,716	(11,366)	50,193	8,323	(6,472)	(1,340)	440,703
Depreciation	(212,863)	(24,808)	10,101	(25,548)	(2,974)	2,788	595	(252,709)
Impairment losses	-	-	129	-	6	-	(360)	(225)
Property, plant & equipment, net	**152,786**	**10,908**	**(1,136)**	**24,645**	**5,355**	**(3,684)**	**(1,105)**	**187,769**

Fair value adjustments made to land following the Group's acquisition of SCRAS S.A.S. and its subsidiaries on 17 December 1998 and its acquisition of Beaufour, Beaufour et Compagnie totalled €3,286 thousand.

The increase in property, plant & equipment was mainly due to the Group's capital expenditure on a new quality control laboratory in the United Kingdom, as well as other recurring capital expenditure in various Group entities.

▶ 14.2 Breakdown of property, plant & equipment, net of depreciation, by currency

The breakdown by currency of property, plant and equipment, net of depreciation, is as follows:

	2005		2004	
	Closing rate	In thousands of euros	Closing rate	In thousands of euros
Euro	-	108,225	-	82,626
US dollar	1.1797	18,453	1.3621	15,827
Pound sterling	0.68533	47,772	0.70505	40,798
Swiss franc	1.5551	1,979	1.5429	2,055
Chinese yuan renminbi	10.133755	9,661	11.273421	9,698
Other currencies	-	1,679	-	1,782
Total		**187,769**		**152,786**

Note 15 ▶ Equity investments

▶ 15.1 Movements

		Movements during the year					
		Acquisitions and increases	Capital reductions	Change in scope of consolidation	Exchange differences	Other movements	
(in thousands of euros)	2004	(A)	(B)	(C)	(D)	(E)	2005
Investments in non-consolidated companies	24,577	-	-	31	392	-	25,000
Impairment losses	(21,605)	(348)	-	-	(391)	-	(22,344)
Net book value	**2,972**	**(348)**	**-**	**31**	**1**	**-**	**2,656**

▶ 15.2 Breakdown of equity investments

Equity investments are investments in companies in which the Group owns at least 15% of the share capital, but which are not consolidated.

(in thousands of currency units)	Registered office	% voting rights held	NBV of investment *(euros)* 31 Dec. 2005	NBV of investment *(euros)* 31 Dec. 2004	Statutory financial data *(currency units)* Currency	Equity	Net profit for the year	Interest in equity *(euros)*
Sofarm Eurl	Paris	100.00	8	8	EUR	8	-	8
Technopolis Gie	Paris	27.00	306	306	EUR	1,110	(36)	300
Sutrepa S.a.r.l	Paris	100.00	8	8	EUR	8	-	8
Montana Ltd.	Cork (Ireland)	100.00	-	-	EUR	-	-	-
Octagen Corporation	Pa (USA)	21.45	126	126	USD	387	(434)	70
Linnea Inc.	Pa (USA)	50.00	-	-	USD	51	3	22
Ipsen Pty Ltd	Victoria (Australia)	100.00	28	27	AUD	455	116	282
Beaufour Ipsen Mexico SDE R.L. de C.V.	Mexico (Mexico)	100.00	-	-	MXN	-	-	-
Ly Yuan Ginkgo Company Ltd	Tancheng (China)	37.50	482	482	RMB	7,450	141	294
Pizhou Zhong Da Ginkgo Co. Ltd. 123	Pizhou (China)	35.80	284	284	RMB	5,411	280	204
Spirogen Ltd.	Isle of Wight (UK)	17.10	1,383	1,731	GBP	5,789	(740)	1,445
Specwood Ltd.	London (UK)	100.00	-	-	GBP	-	-	-
Pothold Ltd.	London (UK)	100.00	-	-	GBP	-	-	-
Petersfield Ltd	Hong Kong (HK)	50.00	31	-	HKD	4,117	2,541	225
Suraypharm S.a.r.l	Paris	100.00	-	-	EUR	-	-	-
Socapharm S.a.r.l	Paris	100.00	-	-	EUR	-	-	-
Total			**2,656**	**2,972**				

▶ 15.3 Information on non-consolidated companies

The following table shows aggregated statutory data for non-consolidated companies at 31 December 2005 (at 100%):

(in thousands of euros)	Sales	Operating income	Net profit	Equity	Total assets
Companies more than 50%-owned	-	114	71	298	678
Companies 50%-owned	4,487	271	266	493	535
Companies less than 50%-owned	2,700	(1,418)	(1,428)	11,236	11,675
Total	**7,187**	**(1,033)**	**(1,091)**	**12,027**	**12,888**

Note 16 ▶ Net gains or losses on disposal of non-current assets

(in thousands of euros)	2005	2004
Capital gains or losses on disposal of intangible assets	47	83
Capital gains or losses on disposal of property, plant & equipment	168	(147)
Capital gains or losses on disposal of equity investments	-	(12,494)
Total	**215**	**(12,558)**

Note 17 ▶ Other non-current assets

		Movements during the year					
		Other cash flows related to investing activities	Change in plan assets	Change in scope of consolidation	Exchange differences	Other movements	
(in thousands of euros)	2004	(A)	(B)	(C)	(D)	(E)	2005
Loans	2,451	512		(2,439)	-	-	524
Deposits and other financial assets	1,482	(37)		-	44	(500)	989
Loans, receivables and other assets	**3,933**	**475**		**(2,439)**	**44**	**(500)**	**1,513**
Net assets of post-employment benefit plans [1]	515	-	474	169	-	-	1,158
Financial assets at fair value	**515**	**-**	**474**	**169**	**-**	**-**	**1,158**
Total other non-current assets	**4,448**	**475**	**474**	**(2,270)**	**44**	**(500)**	**2,671**

(1) See note 5.3.4.3.

Note 18 ▶ Working capital items

▶ 18.1 Movements

(in thousands of euros)	2004	Movements during the year							2005
		Change in w/cap related to operating activities (A)	Change in w/cap related to investing activities (B)	Change in w/cap related to financing activities (C)	Change in scope of consolidation	Exchange differences	Transfer to discontinued operations	Other movements	
Inventories	65,087	8,100	-	-	3,542	400	(2,746)	7	74,390
Trade receivables	160,234	3,943	-	-	2,671	564	(3,175)	444	164,681
Trade payables	(99,944)	(8,049)	-	-	(1,304)	(807)	1,427	1,632	(107,045)
Current tax assets	1,710	8,904	-	-	6	41	-	290	10,951
Current tax liabilities	(8,079)	7,453	-	-	(1,548)	(49)	-	-	(2,223)
Current assets	44,671	8,169	49	-	(10,259)	318	-	-	42,948
Current derivative financial instruments	-	-	-	-	-	-	-	18	18
Other current assets	44,671	8,169	49	-	(10,259)	318	-	18	42,966
Other current liabilities	(92,481)	(29,139)	6,729	1,334	(682)	(872)	915	671	(113,525)
Interest on other financial liabilities [1]	(3,076)	-	-	2,106	-	(72)		204	(838)
Total	**68,122**	**(619)**	**6,778**	**3,440**	**(7,574)**	**(477)**	**(3,579)**	**3,266**	**69,357**

(1) The change in interest on other financial liabilities is shown in 22.1 (D).

▶ 18.2 Breakdown

18.2.1 Inventories

(in thousands of euros)	2005	2004
Raw materials and supplies	22,259	16,884
Work in progress	17,522	15,390
Finished goods	34,609	32,813
Total	**74,390**	**65,087**

18.2.2 Other current assets

(in thousands of euros)	2005	2004
Advance payments to suppliers	1,303	2,001
Receivables relating to sale of non-current assets	80	30
VAT recoverable	17,225	12,519
Other operating receivables	14,833	8,882
Other assets	2,040	15,808
Prepayments	7,467	5,431
Derivative financial instruments	18	-
Total	**42,966**	**44,671**

18.2.3 Other current liabilities

(in thousands of euros)	2005	2004
VAT payable	8,428	1,493
Other current tax liabilities	12,992	9,659
Employee-related liabilities	49,259	39,732
Amounts due to non-current asset suppliers	12,192	17,644
Other liabilities	8,119	14,370
Deferred income	22,535	9,583
Total	**113,525**	**92,481**

Note 19 ▶ Cash and cash equivalents

▶ 19.1 Net cash and cash equivalents

19.1.1 Opening net cash and cash equivalents

(in thousands of euros)	Consolidated balance sheet at 1 January 2005	Consolidated balance sheet at 1 January 2004
Cash and cash equivalents – assets	19,299	35,610
Bank overdrafts – liabilities	(1,557)	(2,776)
Opening net cash and cash equivalents	**17,742**	**32,834**

19.1.2 Closing net cash and cash equivalents

(in thousands of euros)	Consolidated balance sheet at 31 December 2005	Consolidated balance sheet at 31 December 2004
Cash and cash equivalents – assets	202,034	19,299
Bank overdrafts – liabilities	(1,470)	(1,557)
Closing net cash and cash equivalents	**200,564**	**17,742**

▶ 19.2 Breakdown of cash and cash equivalents

(in thousands of euros)	2005	2004
Cash on hand	19,060	12,712
Short-term investments	174,458	2,493
Interest-bearing deposits	8,516	4,094
Cash and cash equivalents	**202,034**	**19,299**

Short-term investments comprise investments in risk-free mutual funds (mostly money market SICAVs or similar funds) which are carried at cost. Unrealised capital gains at the reporting dates were not material.

Short-term investments are immediately realisable. No interest bearing deposits held at 31 December 2005 matured after the end of January 2006.

Note 20 ▶ Consolidated equity

▶ 20.1 Share capital

At 31 December 2005, Ipsen S.A.'s share capital was €84,024,683 divided into 84,024,683 shares each with a nominal value of €1, including 58,605,000 with double voting rights.

At 31 December 2004, the share capital was €446,863,125 divided into 29,302,500 ordinary shares each with a nominal value of €15.25.

Information on movements in share capital during 2005 is provided in note 20.2.2.

▶ 20.2 Equity attributable to equity holders of the parent

20.2.1 Breakdown

(in thousands of euros)	2005	2004
Ipsen S.A. share capital	84,025	446,863
Share premiums	708,994	-
Ipsen S.A. statutory reserve	44,686	44,686
Other Ipsen S.A. reserves	257,832	149,312
Other consolidated reserves and retained earnings	(475,771)	(465,804)
Total	**619,766**	**175,057**

20.2.2 Movements in share capital and share premiums in 2005

(in thousands of euros)	Share capital	Transfer premium	Issuing premium	Total share premiums
Balance at 31 December 2004	446,863	-	-	-
Capital increases				
1) Capital increase connected with the Group's legal restructuring at 30 June 2005 (see note 1.2)	124,528	30,471	-	30,471
Deduction of restructuring costs from transfer premium, net of tax	-	(662)	-	(662)
Total connected with asset transfers	**124,528**	**29,809**	**-**	**29,809**
2) Capital increase connected with initial public offering (see note 1.1), including:				
- Public offering	8,839	-	187,377	187,377
- Employee offering	249	-	4,184	4,184
Deduction of costs from share premium, net of tax	-	-	(8,830)	(8,830)
Total connected with initial public offering	**9,088**	**-**	**182,731**	**182,731**
Total capital increases	**133,616**	**29,809**	**182,731**	**212,540**
Other movements				
Reduction in the nominal value of shares	(496,454)		496,454	496,454
Balance at 31 December 2005	84,025	29,809	679,185	708,994

The proceeds of the initial public offering in December 2005 amounted to €191,819 thousand after deduction of fees and expenses, net of tax.

▶ 20.3 Minority interest in net profit

Net profit attributable to minority interests amounted to €7,556 thousand. After reclassifying €7,187 thousand of minority interests relating to transferred companies to consolidated reserves attributable to equity holders of the parent, (see note 1.2.3), the balance of this item was reduced to €369 thousand.

▶ 20.4 Basic earnings per share

Basic earnings per share is calculated on the weighted average number of shares outstanding during the year (see note 3.27).

Movements in the number of shares in issue during 2005 are shown in note 20.6.

20.4.1 Basic earnings per share on continuing operations

		2005	2004
Net profit on continuing operations attributable to equity holders of the parent (in thousands of euros)	(a)	114,814	70,253
Average number of shares in issue during the year	(b)	67,418,123	58,605,000
Basic earnings per share on continuing operations (in euros)	**(a) / (b)**	**1.71**	**1.20**

20.4.2 Basic earnings per share on discontinued operations

		2005	2004
Net profit from discontinued operations attributable to equity holders of the parent (in thousands of euros)	(a)	4,416	12,748
Average number of shares in issue during the year	(b)	67,418,123	58,605,000
Basic earnings per share on discontinued operations (in euros)	**(a) / (b)**	**0.06**	**0.22**

20.4.3 Basic earnings per share

		2005	2004
Net profit attributable to equity holders of the parent (in thousands of euros)	(a)	119,230	83,001
Average number of shares in issue during the year	(b)	67,418,123	58,605,000
Basic earnings per share (in euros)	**(a) / (b)**	**1.77**	**1.42**

▶ 20.5 Diluted earnings per share

The Mayroy stock options and the stock option plan granted by Ipsen on 14 November 2005 were not dilutive at 31 December 2005.

The bonus shares granted are contingent upon the Group's achievement of certain performance conditions and were therefore not dilutive at 31 December 2005.

Diluted earnings per share is therefore the same as basic earnings per share.

▶ 20.6 Average number of shares in issue

20.6.1 Average weighted number of shares at 31 December 2005

Number of ordinary shares at 31 December 2004	29,302,500
Retrospective impact as of 1 January 2005 of the reduction in nominal value and two for one stock split (A)	58,605,000
Impact of transfers (30 June 2005) after the two for one stock split, on a time weighted basis (B)	8,165,745
Impact of new shares issued as a result of the IPO (6 December 2005), on a time-weighted basis (C)	647,378
Average number of shares in issue at 31 December 2005 according to IAS 33 (D = A+ B+ C)	**67,418,123**

20.6.2 Average weighted number of shares at 31 December 2004

To ensure comparability of earnings per share at end 2004 and 2005, the average number of shares in issue at 31 December 2004 has been restated for reduction in nominal value that took place during 2005.

Number of ordinary shares at 31 December 2003	29,302,500
Retrospective impact as of 1 January 2004 of the reduction in nominal value and two for one stock split (A)	58,605,000
Average number of shares in issue at 31 December 2004 according to IAS 33	58,605,000

▶ 20.7 Dividends

Dividends paid by Ipsen S.A. are as follows:

	2005	2004
Dividend payout (in euros)	29,302,500	91,900,000
Number of shares on the payment date	29,302,500	29,302,500
Dividend per share (in euros)	1	3.14

Note 21 ▶ Provisions

▶ 21.1 Movements

(in thousands of euros)	2004	Movements during the year						2005
		Change in scope of consolidation	Charges	Reversals: Used	Reversals: Released	Exchange differences	Other movements	
Business and operating risks	4,647	368	241	(855)	-	-	(124)	4,277
Legal risks	5,606	57	5,264	(3,366)	-	40	(884)	6,717
Restructuring	2,916	-	-	(1,620)	(530)	81	(404)	443
Interest rate risk	535	-	-	(535)	-	-	-	-
Other	148	-	6	(16)	-	-	-	138
Total provisions	**13,852**	**425**	**5,511**	**(6,392)**	**(530)**	**121**	**(1,412)**	**11,575**
- current	4,130	25	2,716	(2,709)	(530)	81	(404)	3,309
- non-current	9,722	400	2,795	(3,683)	-	40	(1,008)	8,266

At 31 December 2005, provisions comprised:

Business and operating risks

- €0.7 million for losses on termination of an exclusive licence to develop and distribute a product from the Group's research portfolio, pursuant to a partnership agreement signed in 2003;
- €3.6 million for costs that the Group might have to pay to resolve various commercial disputes, each one being limited in impact.

Legal risks

- €0.9 million for the risk of tax reassessment in the Group's various subsidiaries;
- €2.9 million for additional taxes which the Group may have to pay;
- €2.1 million for costs that the Group may incur with respect to industrial tribunal disputes;
- €0.8 million for other legal risks.

Restructuring costs

This item comprises restructuring costs connected with the discontinuation of Hyate:C® in 2004.

▶ 21.2 Impact on results

(in thousands of euros)	Charges	Releases	Net impact
Operating income	5,511	(530)	4,981
Other financial income and expenses	-	-	-
Net profit – expense/(income)	**5,511**	**(530)**	**4,981**

Note 22 ▶ Bank loans and financial liabilities

▶ 22.1 Movements

(in thousands of euros)	2004	Additions (A)	Repayments (B)	Net change in short-term borrowings (C)	Net change in interest (D)	Movements (E)	Change in scope of consolidation (F)	Exchange differences (G)	2005
Short-term debt	171,013	12,152	(189,868)	-	-	(22)	43,997	479	37,751
Other financial liabilities	23,093	900	(10,980)	-	364	1,788	-	343	15,508
Non-current	194,106	13,052	(200,848)	-	364	1,766	43,997	822	53,259
Short-term debt	648	-	-	(3,095)	-	-	9,523	(2)	7,074
Derivative financial instruments	-	-	-	-	-	*294*	-	-	*294*
Other financial liabilities	*3,216*	-	*(101)*	-	*(2,470)*	*749*	-	*72*	*1,466*
Financial liabilities	3,216	-	(101)	-	(2,470)	1,043	-	72	1,760
Current	3,864	-	(101)	(3,095)	(2,470)	1,043	9,523	70	8,834
Total	**197,970**	**13,052**	**(200,949)**	**(3,095)**	**(2,106)**	**2,809**	**53,520**	**892**	**62,093**

In 2005, drawdowns on the credit lines were reduced to €180.0 million following receipt of the proceeds from the initial public offering (€191.8 million) in December 2005. However, the lines are still available up to a maximum of €275.6 million at 31 December 2005.

In November 2003, Ipsen S.A. and some of its subsidiaries signed a series of supplemental utilisation agreements governing their use of the five-year credit lines totalling €315.0 million arranged by the parent company Mayroy. Mayroy SA was required to guarantee all drawdowns made by its subsidiaries under the agreements. The main purpose of these credit lines was to refinance early repayment of a syndicated loan, the balance of which amounted to €231.4 million, arranged by Ipsen S.A. at the time of the Group's legal restructuring in 1998. During June 2005, Ipsen S.A. signed four bilateral credit agreements totalling €275.6 million for a period of five years. An initial drawdown was made on 30 June 2005 to repay the amounts due under the 2003 credit lines, which were then terminated. The new credit lines are multi-currency and multi-borrower and can be used in the form of short-term drawdowns from 1 to 12 months at the borrower's initiative, to adapt the Group's borrowings to its cash profile. Ipsen S.A. is required to guarantee drawdowns made by its subsidiaries. The total sums drawn down must at all times remain below the following maximum limits, which decrease over time:

30/06/2005	€275.6 million
30/06/2006	€241.2 million
30/06/2007	€206.7 million
30/06/2008	€172.3 million
30/06/2009	€137.8 million
30/06/2010	-

At 31 December 2005, a total of €37.7 million was drawn down on the credit lines.

In addition to the customary contractual clauses, these credit lines require the Group to comply with various financial covenants on a consolidated basis on each reporting date. The covenants include a maximum ratio of net debt to equity and a maximum ratio of net debt to EBITDA.

The maximum ratios are as follows:

- Net debt to shareholder's equity: 1
- Net debt to EBITDA: 2.5 to 3

At 31 December 2005, the Group complied with these covenants.

In the event of default, the banks have the right to demand early repayment of the credit lines.

▶ 22.2 Breakdown by maturity

The credit lines put in place as part of the refinancing can be utilised in the form of drawdowns of 1 to 12 months. Total drawdowns must comply with the maximum limits set out in note 22.1.

▶ 22.3 Breakdown by currency

The Group's financial liabilities by currency break down as follows:

	2005			2004		
(in thousands of euros)	Closing rate	Amount	%	Closing rate	Amount	%
Euro	-	23,977	38.80	-	166,425	84.07
Pound sterling	0.68530	30,714	49.70	0.70505	30,895	15.61
US dollar	1.17970	7,108	11.50	1.3621	-	-
Swiss franc	-	-	-	1.54290	650	0.32
Total	-	61,799	100.00		197,970	100.00
Derivative financial instruments		294				
Total long-term financial liabilities		62,093	-		197,970	-

▶ 22.4 Collateralised debt

At 31 December 2005, the Group had not granted any interest in collateral against its borrowings.

Note 23 ▶ Derivative financial instruments

▶ 23.1 Interest rate risk

In 1998, the interest rate risk on the floating rate syndicated loan was partially hedged through floating to fixed-rate swaps maturing in 2006. The hedges were left in place following the refinancing, and no new hedges were put in place. The swaps are no longer treated as interest rate hedges. The following table shows movements in the swaps over future periods:

Semi-fixed payer swaps *(in thousand of euros)*	Maturity 2006
Nominal value	15,245
Market value at 31 December 2005	(161)

The semi-fixed swap gives a rate of 3.94% or 4.35% if Euribor is higher than that.

The market value of the swaps at 30 June 2005 was €(161) thousand, which represents the sum the Group would have to pay on the reporting date to close out the swaps, taking account of unrealised losses. However, the market value is likely to fluctuate in the future in line with trends in interest rates.

▶ 23.2 Exchange rate risk

The Group uses derivative instruments to manage its operational exchange rate risk. Invoices issued by its subsidiaries in foreign currencies are hedged against exchange rate risk principally through forward currency contracts matching the invoice amounts.

	Fair value of items recognised in the balance sheet *(in thousands of currency units)*		
	USD	PLN	Market value at 2005
Forward currency contracts matching invoice amounts	6,685	12,759	(133)
Other forward contracts	2,000	-	18
Total			**115**

▶ 23.3 Derivative financial instruments recognised in the balance sheet

At 31 December 2005, derivative financial instruments recognised in the balance sheet amounted to €276 thousand.

Breakdown:

	2005	
(in thousands of euros)	Financial assets	Financial liabilities
Market value of interest rate instruments (note 23.1)	-	161
Market value of currency instruments (note 23.2)	18	133
Total	**18**	**294**

Note 24 ▶ Information on joint venture companies

▶ 24.1 Balance sheet items

24.1.1 Balance sheet at 31 December 2005

(in thousands of euros)	Non-current assets	Current assets	Non-current liabilities	Current liabilities
Company				
Cara Partners	8,794	6,315	293	7,605
Garnay Inc.	1,225	2,326	-	42
Linnea S.A.	2,151	7,899	775	3,791
Perechin Company	-	6	-	4
Portpirie Company	-	1	-	-
Saint-Jean d'Illac	2,704	106	104	1,759
Wallingstown Company	1,603	8,538	368	1,135
Wallingstown Company Ltd	56	31	1	12
Total	**16,533**	**25,222**	**1,541**	**14,348**

24.1.2 Balance sheet at 31 December 2004

(in thousands of euros)	Non-current assets	Current assets	Non-current liabilities	Current liabilities
Company				
Garnay Inc.	1,102	1,847	-	79
Linnea S.A.	2,055	8,406	717	4,465
Saint-Jean d'Illac	2,931	225	120	2,631
Wallingstown Company Ltd	123	92	1	8
Total	**6,211**	**10,570**	**838**	**7,183**

▶ 24.2 Income statement items

24.2.1 Income statement for the year ended 31 December 2005

(in thousands of euros)	Sales	Expenses	Share of net profit
Company			
Cara Partner	1,960	(6,341)	6,703
Garnay Inc.	294	(806)	223
Linnea S.A.	8,995	(8,530)	268
Perechin Company	-	(1)	(3)
Portpirie Company	-	-	-
Saint-Jean d'Illac	505	(1,182)	789
Wallingstown Company	12,965	(4,667)	9,394
Wallingstown Company Ltd	-	(204)	(2)
Total	**24,719**	**(21,731)**	**17,372**

24.2.2 Income statement for the year ended 31 December 2004

(in thousands of euros)	Sales	Expenses	Share of net profit
Company			
Garnay Inc.	1,284	(808)	411
Linnea S.A.	9,057	(8,438)	220
Saint-Jean d'Illac	1,045	(1,048)	195
Wallingstown Company Ltd	-	67	64
Total	**11,386**	**(10,227)**	**890**

Note 25 ▶ Information on related parties

▶ 25.1 Directors and senior executives emoluments

- Emoluments paid in 2005 to Directors and members of the Executive Committee amounted to €1,005 thousand and €2,665 thousand respectively, making a total of €3,670 thousand.
- Pension and similar benefits for Directors and members of the Executive Committee amounted to €1,607 thousand and €692 thousand respectively at 31 December 2005, making a total of €2,299 thousand.
- The Board of Directors has undertaken to make certain payments to the Chairman in respect of his executive office (cash bonus and bonus shares), the amount of which is contingent upon the Group's achievement of certain performance conditions.

  The Chairman is also entitled to a departure package equal to thirty months of his emoluments as executive officer.

At 31 December 2005, there were no other commitments to current or former Group directors.

▶ 25.2 Transactions with related parties

25.2.1 Income statement items at 31 December 2005

(in thousands of euros)	Revenue	Operating expenses	Charge to provisions and losses on irrecoverable loans
Parent company	-	(420)	-
Non-consolidated subsidiaries	589	-	348
Joint ventures	4,723	(11,174)	-
Companies over which the Group's executive officers exercise significant influence [1]	-	(1,612)	-
Total	**5,312**	**(13,206)**	**348**

(1) Rents due by certain Group companies to property companies belonging to certain executive officers of the Group.

25.2.2 Income statement items at 31 December 2004

(in thousands of euros)	Revenue	Operating expenses	Charge to provisions and losses on irrecoverable loans
Parent company	145	(9,384)	-
Non-consolidated subsidiaries [1]	nm	nm	1,095
Joint ventures	296	(307)	-
Companies over which the Group's executive officers exercise significant influence [2]	-	(1,156)	-
Total	**441**	**(10,847)**	**1,095**

(1) Amounts not material.

(2) Rents due by certain Group companies to property companies belonging to certain executive officers of the Group.

25.2.3 Balance sheet items at 31 December 2005

(in thousands of euros)	Loans / receivables	Trade receivables	Bank loans / payables	Trade payables
Parent company	-	-	-	-
Non-consolidated subsidiaries	-	32	-	26
Joint ventures	457	1,918	6,145	3,517
Companies over which the Group's executive officers exercise significant influence [1]	-	-	-	482
Total, gross	**457**	**1,950**	**6,145**	**4,025**

(1) Rents due by certain Group companies to property companies belonging to certain executive officers of the Group.

25.2.4 Balance sheet items at 31 December 2004

(in thousands of euros)	Loans / receivables	Trade receivables	Bank loans / payables	Trade payables
Parent company	-	145	12,852	4,205
Non-consolidated subsidiaries [1]	nm	nm	nm	nm
Joint ventures	-	-	2,061	18
Companies over which the Group's executive officers exercise significant influence [2]	-	-	-	346
Total, gross	-	145	14,913	4,569
Less provisions for doubtful debts	-	-	-	-
Total, net	-	145	14,913	4,569

(1) Amounts not material.

(2) Rents due by certain Group companies to property companies belonging to certain executive officers of the Group.

25.2.5 Off-balance sheet commitments

These comprise rent commitments to companies over which executive officers of the Group exercise significant influence. The total amount of future rent payments due in respect of rented premises amounts to €4.8 million.

Note 26 ▶ Commitments and contingent liabilities

▶ 26.1 Acquisitions

On 31 December 2003, the Group entered into a conditional agreement to increase its holding in Spirogen to 17.10%. The acquisition took place in February 2004. The Group also has an option to increase its holding in Spirogen to 19.99% expiring on 31 December 2006.

At 31 December 2005, the Group had no commitments to non-consolidated related companies that could render the financial statements presented herein misleading.

▶ 26.2 Operating commitments

As part of its business, and particularly its strategic development activities which involve seeking new partnerships, the Group regularly enters into agreements that can lead to future financial commitments contingent upon the occurrence of certain events. The main agreements in existence at 31 December 2005 were:

- As part of a development programme for recombinant proteins used in haematology, the Group has undertaken to make fixed payments over a period of several years contingent upon the achievement of various development milestones. If the development programme is completed, milestone payments will total US$8.25 million. There is a strong probability that US$6.5 million of this sum will not become due in view of current developments in the agreements. Royalties, with minimum levels, will also be payable once the products are put on the market.
- Following the acquisition of an anticancer agent, the Group undertook to make payments contingent upon the achievement of clinical development and regulatory approval milestones, which could total up to €30.8 million. The Group will also pay royalties on future sales.
- Under an agreement terminating the joint development of two anticancer candidates, the Group has undertaken to pay its partner a fixed sum of €5 million which decreases over time, should it subsequently grant rights over the two products to another party.
- Under a distribution agreement in endocrinology, the Group has undertaken to make additional milestone payments principally contingent upon product registration and/or marketing approval in the countries covered by the agreement, plus a portion based on changes in the product supply prices proposed by the partner. The maximum potential payments are US$5.7 million. The Group will also pay royalties on future sales.
- On 21 December 2005, the Group and Inamed agreed to cancel their development and distribution agreement for Reloxin® in the United States, provided that Allergan goes ahead with its acquisition of Inamed. Under the terms of the cancellation agreement, all Group rights to the pharmaceutical product based on botulinum toxin type A will be sold back to the Group, as well as the world rights to the Reloxin® trade mark. In exchange, the Group will pay Inamed US$10 million.

26.3 General risks

- All of the Group's French companies that meet the legal requirements have elected to receive group tax relief. This system provides for various penalty provisions when entities leave the tax group, mentioned here for information purposes.
- Foreign currency cash flow hedges were not material at the year end.
- Unmatured discounted bills were not material at the year end.
- Counterparty risk: The Group has a policy of diversifying its counterparties to avoid the risk of overconcentration. It controls the credit risk arising from financial instruments by dealing only with first-class counterparties.
- Country risk: The Group's exposure to country risk is limited by the geographical breakdown of its sales and by its commercial policy.

26.4 Commitments to customers

When the Group sold its speciality chemicals business in 2001, it undertook to source certain active ingredients from the sold company for an agreed term and volumes. The undertaking was initially valid for six years and has two years to run from 31 December 2004. The commitment is expressed in terms of value added and also defines minimum volumes which decline over time. The commitment amounts to €6.9 million for 2006.

26.5 Other commitments

26.5.1 Capital expenditure

The Group's capital expenditure commitments at 31 December 2005 amounted to €8.4 million, broken down as follows:

Type of asset *(in millions of euros)*	Maturity		
	2006	2007	Beyond
Industrial assets	5.1	0.1	-
Research and Development assets	1.8	0.2	-
Other assets	1.2	-	-
Total	**8.1**	**0.3**	**-**

26.5.2 Rental agreements

Total future rent payments under existing property leases amounted to €34.8 million at 31 December 2005, payable as follows:

- Under one year: €8.4 million
- One to five years: €18.7 million
- Over five years: €7.7 million

Commitments under other rental agreements were not material at 31 December 2005.

26.5.3 Employees' right to vocational training in France

Law no. 2004-391 of 4 May 2004 on vocational training requires French companies to grant all employees the right to a minimum of twenty hours training per calendar year, which may be cumulated over a maximum period of six years. At the end of the six year period, if the rights have not been used, they are capped at one hundred and twenty hours.

All employees have the right to twenty hours' training per year as of 1 January 2005.

No charge was recognised in respect of 2004 and 2005 in accordance with opinion No. 2004-F of 13 October 2004 issued by the CNC Urgent Issues Task Force.

26.5.4 Risk of acceleration of borrowings

The Group's exposure to this risk is described in note 22.1.

At 31 December 2005, there were no other commitments or contingent liabilities likely to have a material impact on the consolidated financial statements.

Note 27 ▶ Subsequent events

▶ 27.1 Government measures

In France, the sales tax for pharmaceutical laboratories has been increased to 1.76% as of 2006, up from 0.6% in 2005. The increased rate will reduce the Group's operating profit by €4 million in 2006.

In addition, Bedelix®, which generated sales of €9.0 million in France in 2005, will be withdrawn from the list of drugs reimbursable under the national health plan as of 1 March 2006.

The price of Ginkor Fort®, which generated sales of €57.5 million in France in 2005, was reduced by 15% on 1 February 2006. The French authorities also decided to lower the reimbursement rate for Ginkor Fort® to 15% as of 1 February 2006 until 31 December 2007, and to remove it from the list of reimbursable drugs as of 1 January 2008.

Lastly, the French Health Ministry announced on 23 February 2006 that the country's supreme healthcare authority's Transparency Commission had committed to conduct a new assessment in 2006 of the medical benefits of 141 drugs, including vasodilators such as Tanakan®. Following the assessment, the Transparency Commission will publish a notice of medical benefits of the drugs reviewed. The supreme healthcare authority will then issue a recommendation to the Health Ministry.

▶ 27.2 Partnerships

- **Inamed (Santa Barbara, USA).** On 13 March 2006, Allergan announced that its bid for Inamed had been accepted by more than 82% of Inamed's shareholders and extended the offer until 17 March 2006. If it goes ahead, the acquisition will put an end to the July 2002 agreement under which the Group granted Inamed development and distribution rights over its botulinum toxin type A in the United States, Canada and Japan.

  It will also render redundant a preliminary agreement with Inamed in January 2005 concerning the exclusive distribution of certain formulations of botulinum toxin for aesthetic medicine use, except in the United States, Canada and Japan. In addition, all rights previously granted to Inamed as well as world rights to the Reloxin® trade mark will be sold back to the Group in exchange for a payment of US$10 million. As the rights will be sold to Medicis, this payment will be recognised in full as an expense in the 2006 financial statements.

- **Medicis, (Scottsdale, USA).** On 13 March 2006, the Group entered into a development and distribution agreement for certain formulations of botulinum toxin for aesthetic medicine use in the United States, Canada and Japan, contingent upon Allergan completing its acquisition of Inamed.

- In November 2005, the Group held discussions with the Pfizer group concerning early termination of an agreement for the promotion of Zoxan®. As a result of these discussions, on 15 March 2006, the parties signed an amendment to the agreement setting quarterly sales forecasts for Zoxan®. If sales are lower than the forecasts, the agreement will expire and Pfizer will pay the Group a fixed and final settlement of €7.5 million.

▶ 27.3 Liquidity agreement

On 11 January 2006, the Company entered into a liquidity agreement with Exane BNP Paribas which expires on 31 December 2006 and will automatically be renewed for a further term of one year unless specifically terminated by one of the parties. The agreement complies with the Code of Conduct of the *Association Française des Entreprises d'Investissement* (A.F.E.I.) approved by the *Autorité des Marchés Financiers.*

On 13 January 2006, Ipsen placed €2.5 million in the liquidity account and launched a share buyback programme to implement the liquidity agreement.

No other event has occurred between the reporting date and the date on which the financial statements were approved by the Board of Directors that might have a material impact on Ipsen S.A.'s consolidated financial statements or warrant disclosure in these notes.

Note 28 ▶ Scope of consolidation

The table below shows the following information for all companies included in the scope of consolidation:

- country of incorporation;
- place of registered office (State of incorporation for US companies);
- at each year end, the percentage of voting rights and share capital held (these percentages differ where the Group's holding is indirect and held through companies over which it does not have 100% control).

List of companies included in the scope of consolidation at 31 December 2005 and 31 December 2004

▶ 28.1 Fully consolidated companies

Name and legal form at 31 December 2005 and 31 December 2004	Country	Registered office	2005		2004	
			% voting rights	% interest	% voting rights	% interest
Ipsen S.A. (parent company)	France	Paris	100.0	100.0	100.0	100.0
Beaufour Srl	Italy	Milan	100.0	100.0	100.0	100.0
BB et Cie S.A.S.	France	Paris	100.0	100.0	-	-
Beaufour-Ipsen Industrie S.A.S.	France	Dreux	100.0	100.0	100.0	100.0
Beaufour-Ipsen International S.N.C.	France	Paris	100.0	100.0	100.0	100.0
Beaufour Ipsen Korea Ltd	Korea	Seoul	100.0	100.0	100.0	100.0
Beaufour Ipsen Pharma S.A.S.	France	Paris	100.0	100.0	100.0	100.0
Beaufour-Ipsen (Tianjin) Pharmaceutical Co. Ltd.	China	Tianjin	96.0	96.0	96.0	96.0
Biomeasure Inc.	USA	Massachusetts	100.0	100.0	50.29	50.29
Elsegundo Ltd	Ireland	Cork	100.0	100.0	-	-
Institut für Pharmazeutische und Klinische Forschung GmbH (Intersan)	Germany	Ettlingen	100.0	100.0	-	-
Ipsen E.P.E.	Greece	Athens	80.0	80.0	80.0	80.0
Ipsen Ltd.	UK	London	100.0	100.0	53.41	53.41
Ipsen N.V.	Belgium	Ghent	100.0	100.0	100.0	100.0
Ipsen S.p.A.	Italy	Milan	100.0	100.0	66.67	66.67
Ipsen Biopharm Ltd.	UK	Wrexham	100.0	100.0	100.0	53.41
Ipsen Farmaceutica B.V.	Netherlands	Hoofddorp	100.0	100.0	-	-
Ipsen Inc.	USA	Massachusetts	100.0	100.0	100.0	53.41
Ipsen Pharma Biotech S.A.S.	France	Signes	100.0	100.0	100.0	100.0
Ipsen Pharma GmbH	Germany	Ettlingen	100.0	100.0	-	-
Ipsen Pharma S.A.	Spain	Barcelona	100.0	100.0	64.22	64.22
Ipsen Pharmaceuticals Ltd.	Ireland	Dublin	100.0	100.0	100.0	100.0
Ipsen Poland LLC	Poland	Warsaw	100.0	100.0	-	-
Ipsen Produtos Farmaceuticos S.A.	Portugal	Lisbon	100.0	100.0	75.0	75.0
Ipsen Scandinavia A/S.	Denmark	Copenhagen	100.0	100.0	100.0	100.0
Ipsen Manufacturing Ireland Ltd	Ireland	Dublin	100.0	100.0	-	-
Porton International Inc.	USA	Delaware	100.0	100.0	100.0	53.41
Société de Conseils, de Recherche et d'Applications Scientifiques S.A.S. (SCRAS)	France	Paris	100.0	100.0	100.0	100.0
Sterix Ltd	UK	London	100.0	100.0	100.0	53.41

▶ 28.2 Proportionately consolidated companies

Name and legal form at 31 December 2005 and 31 December 2004	Country	Registered office	2005		2004	
			% voting rights	% interest	% voting rights	% interest
Cara Partners	Ireland	Cork	50.0	50.0	-	-
Garnay Inc.	USA	South Carolina	50.0	50.0	50.0	50.0
Linnea S.A.	Switzerland	Riazzino	50.0	50.0	50.0	50.0
Perechin Unlimited Company	Ireland	Cork	50.0	50.0	-	-
Portpirie Unlimited Company	Ireland	Cork	50.0	50.0	-	-
Saint-Jean d'Illac S.C.A.	France	Paris	50.0	50.0	50.0	50.0
Wallingstown Company	Ireland	Cork	50.0	50.0	-	-
Wallingstown Company Ltd	Ireland	Cork	50.0	50.0	50.0	50.0

Note 29 ▶ Transition to IFRS

The method of first-time adoption of IFRS at 1 January and 31 December 2004 and comments on accounting treatment are described in note 1.2 to the published 2004 IFRS consolidated financial statements, and in note 30 below.

The impacts of first-time adoption of IAS 32 and IAS 39 at 1 January 2005 are described in note 31 below.

Note 30 ▶ Transition to IFRS

This section describes the principles used to prepare the opening IFRS balance sheet at 1 January 2004, the main differences compared with French GAAP previously used, and their impact on the opening and closing balance sheet and on net profit for 2004.

▶ 30.1 Regulatory framework

Under European regulation 1606/2002 of 19 July 2002, the Group is required to prepare its consolidated financial statements for the year ended 31 December 2005 using the international accounting standards effective on 31 December 2005 as endorsed by the European Union. International accounting standards encompass International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and their interpretations as published by the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC).

In preparation for publishing comparative financial statements for 2005, the Group has drawn up 2004 figures presenting the impact of IFRS on:

- the balance sheet on the date of transition, i.e. 1 January 2004, which is the date on which the impact of first-time adoption will be recognised in equity;
- the closing balance sheet at 31 December 2004 and the income statement for 2004.

The 2004 IFRS consolidated financial statements have been prepared in accordance with the provisions of IFRS 1 First-time Adoption of International Financial Reporting Standards, and the standards and interpretations which are compulsory at 31 December 2005.

The Group has elected not to restate its 2004 comparative data for the impact of IAS 32 and 39. Accordingly, in the opening IFRS balance sheet at 1 January 2004 and the IFRS financial statements for 2004, financial instruments have been recognised and accounted for in accordance with existing French GAAP.

▶ 30.2 Basis for first-time adoption of IFRS

30.2.1 General principles

The Group must apply the accounting standards effective on the reporting date of the first IFRS financial statements retrospectively to all periods under review and to the opening balance sheet.

Accordingly, the opening IFRS balance sheet at 1 January 2004 includes the following differences compared with the balance sheet at 31 December 2003 prepared under regulation CRC 99-02:

- Recognition and measurement of all assets and liabilities that meet the definition and conditions required under IFRS, including those which were not recognised under French GAAP;
- Derecognition of all assets and liabilities recognised under French GAAP which do not meet the definitions or conditions required under IFRS;
- Reclassification of certain line items of the balance sheet and income statement as required under IFRS.

The impact of these restatements has been recognised directly in opening equity.

30.2.2 Accounting policies and elections used by the Group

IFRS 3 - Business combinations

Under the exemptions permitted by IFRS 1, business combinations that took place before 1 January 2004 have not been restated retrospectively. Accordingly, IFRS 3 has only been adopted for acquisitions that took place after 1 January 2004. In practice this means that Goodwill existing as of 1 January 2004 has not been restated retrospectively.

In accordance with IFRS 3, Goodwill is no longer amortised but tested for impairment annually and whenever there is an indication that it may be impaired.

IAS 27-28-31 - Scope of consolidation

The Group has elected not to use the option available under IAS 31 to account for its interests in joint ventures using the equity method. These interests have been proportionately consolidated as under French GAAP.

IAS 38 - Intangible assets

Only those intangible assets that meet the definition and conditions set out in IAS 38 have been maintained in the balance sheet. Accordingly, all internally-generated brands, for which the Group had recognised registration costs as an intangible asset, have been derecognised through equity. Only acquired brands are treated as intangible assets and are tested annually for impairment.

Under the French GAAP previously used by the Group, Research and Development costs were expensed as incurred. After analysing its development costs, the Group has not identified any material projects likely to meet the conditions for recognition as an intangible asset under IAS 38. This standard states that development expenditure may only be recognised as an intangible asset if the Group can demonstrate all of the following:

- the technical and financial feasibility of completing the development project;
- how the development expenditures will generate probable future economic benefits;
- its ability to measure reliably the expenditures attributable to the intangible asset during its development.

Due to the risks and uncertainties involved in obtaining regulatory approvals and in the Research and Development process, the conditions for recognising development expenses as an intangible asset are not deemed to be met until marketing approval for the product has been obtained.

IAS 16 - Property, plant and equipment

As permitted by IFRS 1, the Group has elected to use the cost model rather than the revaluation model for accounting for property, plant and equipment in its opening balance sheet.

The provisions of IAS 16 have been applied retrospectively to all classes of property, plant and equipment as of 1 January 2004. Three criteria were analysed for this purpose (cost of asset, age of asset and difference between current depreciation period and useful life), which did not reveal any divergence between IFRS and French GAAP.

On an ongoing basis, the cost method will be used to account for all property, plant and equipment items.

In accordance with IAS 16 and IAS 23, interest on loans contracted to build or acquire items of property, plant & equipment items have been recognised in profit or loss, and not capitalised in the cost of the asset.

The Group has conducted a review of its depreciation schedules compared with the estimated useful lives of its assets, which revealed no discrepancies requiring restatement.

The Group has elected not to recognise a residual value for its property, plant & equipment as almost all of its assets are intended for continuing use until the end of their estimated useful lives.

IAS 17 - Leases

The Group already applied very similar criteria for recognising finance leases as those set out in IAS 17. However, a review of all lease contracts has been conducted, which revealed no discrepancies requiring restatement.

IAS 36 - Impairment of assets

The Group tested its assets for impairment as of 1 January 2004, including Goodwill and other intangible assets with an indefinite useful life, as required by IAS 36 and IFRS 1. No impairment losses were deemed necessary as a similar procedure was already applied under French GAAP.

As part of its transition work, the Group has refined its method of assessing impairment and has defined Cash Generating Units (CGUs) to which its various assets belong.

IAS 2 - Inventories

As required by IAS 2, inventories have been accounted for at the lower of cost and net realisable value, as was the case under French GAAP.

IAS 21 - The Effects of Changes in Foreign Exchange Rates

The Group has elected not to use the option available under IFRS 1 to incorporate the cumulative translation reserve into consolidated reserves as of 1 January. Accordingly, cumulative translation differences at 1 January 2004 have therefore been presented on a separate line item under shareholders' equity.

As required by IAS 21, transactions in foreign currencies, including sales, are translated at the rates prevailing on the transaction date.

IAS 19 - Employee benefits

As part of its transition work and in order to harmonise its accounting methods, the Group performed an exhaustive review of its defined benefit obligation with the assistance of outside actuaries. This review did not reveal any material liability that had not already been recognised by the Group.

The Group has elected to use the option available under IFRS 1 to include actuarial gains and losses arising from pension liabilities existing as of 1 January 2004 in its retirement benefit obligation, recognised directly in equity.

Actuarial gains and losses arising after 1 January 2004 have been recognised prospectively using the corridor method. Under this method, the amount in excess of 10% of the higher of the net obligation or the fair value of the plan's assets is deferred over the remaining working lives of the employees participating in the plan.

As of 1 January 2004, the interest expenses (or income) connected with employee benefit plans will be presented under other financial income and expenses.

IAS 20 - Government grants

Grants received by the Group are treated as deferred income and released to profit or loss over the estimated useful lives of the assets financed.

IFRS 2 - Share-based payments

The Group has elected to use the option available under IFRS 2 to adopt the standard only for those stock option plans granted after 7 November 2002 and which had not vested on 1 January 2005. The liability has been evaluated by an outside consultant using the Black and Scholes method.

IAS 12 - Deferred taxes

There are no differences between the accounting methods applied under French GAAP and those set out in IAS 12.

IAS 37 - Provisions, contingent liabilities and contingent assets

There are no differences between the accounting methods applied under French GAAP and those set out in IAS 37.

▶ 30.3 Impact of transition to IFRS at 1 January 2004 and 31 December 2004

30.3.1 Impact on equity at 1 January 2004 and 31 December 2004

(in thousands of euros)	Opening equity [1]	2004 net profit	Dividends	Stock options	Exchange differences	Other movements	Closing equity [1]
French GAAP	210,349	81,378	(93,987)	-	(2,927)	43	194,856
Employee benefits (IAS 19 and IFRS 1)	(2,344)	693	-	-	(75)	-	(1,726)
Business combinations (IFRS 3)	-	5,413	-	-	-	-	5,413
Total revenue (IAS 18)	(3,878)	3,152	-	-	(2)	-	(728)
Share-based payments (IFRS 2)	-	(2,247)	-	2,247	-	-	-
Internally-generated intangible assets (IAS 38)	(723)	(125)	-	-	-	-	(848)
Government grants (IAS 20)	(65)	-	-	-	-	(104)	(169)
Total pre-tax impact of IFRS	(7,010)	6,886	-	2,247	(77)	(104)	1,942
Deferred tax effect	1,046	(115)	-	-	-	-	931
Total post-tax impact of IFRS	(5,964)	6,771	-	2,247	(77)	(104)	2,873
IFRS	204,385	88,149	(93,987)	2,247	(3,004)	(61)	197,729

(1) Equity includes equity attributable to equity holders of the parent and minority interests.

There were no other impacts on the Group's financial statements for the periods under review.

30.3.2 Impact on the balance sheet at 1 January 2004

French GAAP presentation	French GAAP	IFRS presentation changes [1]	IFRS restatements [2]	IFRS	IFRS presentation
ASSETS		*(in thousands of euros)*			**ASSETS**
Goodwill	135,321	-	-	135,321	Goodwill
Intangible assets, net	17,023	-	(723)	16,300	Intangible assets, net
- Property, plant & equipment, at cost	341,874	-	-	341,874	- Property, plant & equipment, at cost
- Depreciation and provisions	(199,035)	-	-	(199,035)	- Depreciation and impairment losses
Property, plant & equipment, net	142,839	-	-	142,839	Property, plant & equipment, net
- Investments in & advances to non-consolidated subsidiaries	5,756	(2,497)	-	3,259	- Equity investments
- Other long-term investments	1,526	2,497	559	4,582	- Other non-current financial assets
Long-term investments	7,282	-	559	7,841	Non-current financial assets
		6,398	1,065	7,463	Deferred tax assets
Total fixed assets	302,465	6,398	901	309,764	Total non-current assets
Deferred taxes	6,398	(6,398)	-	-	
Inventories	60,635	-	-	60,635	Inventories
Trade receivables	140,304	-	-	140,304	Trade receivables
		4,107	-	4,107	Current tax assets
Other current assets	33,894	(4,107)	-	29,787	Other current assets
Short-term investments and deposits	21,344	(21,344)	-	-	
Cash	14,266	21,344	-	35,610	Cash and cash equivalents
Current assets	276,841	-	-	270,443	Total current assets
TOTAL ASSETS	**579,306**	**-**	**901**	**580,207**	**TOTAL ASSETS**

French GAAP presentation	French GAAP	IFRS presentation changes [1]	IFRS restatements [2]	IFRS	IFRS presentation
SHAREHOLDERS' EQUITY & LIABILITIES	*(in thousands of euros)*				**SHAREHOLDERS' EQUITY & LIABILITIES**
Share capital	446,863	-	-	446,863	Share capital
Consolidated reserves and retained earnings	(255,317)	-	(4,770)	(260,087)	Consolidated reserves and retained earnings
Cumulative translation reserve	(3,032)	-	(1)	(3,033)	Cumulative translation reserve
Total equity	188,514	-	(4,771)	183,743	Equity attributable to equity holders of the parent
Minority interests	21,835	-	(1,193)	20,642	Minority interests
	210,349	-	(5,964)	204,385	Total equity
Provision for employee benefits	3,522	-	2,903	6,425	Retirement benefit obligation
Provisions for risks and charges	27,291	(841)	(9,681)	16,769	Long-term provisions
Bank borrowings	130,505	-	-	130,505	Bank loans
Other long-term debt	23,512	-	-	23,512	Other financial liabilities
		538	19	557	Deferred tax liabilities
Provisions and long-term liabilities	184,830	(303)	(6,759)	177,768	Total non-current liabilities
Deferred taxes	538	(538)	-		
		841	-	841	Short-term provisions
		957	-	957	Bank loans
Short-term debt	3,828	(957)	-	2,871	Financial liabilities
Trade payables	90,512	-	-	90,512	Trade payables
		14,531	-	14,531	Current tax liabilities
Other current liabilities	86,473	(14,531)	13,624	85,566	Other current liabilities
Bank overdrafts	2,776		-	2,776	Bank overdrafts
	183,589	841	13,624	198,054	Total current liabilities
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**579,306**	**-**	**901**	**580,207**	**TOTAL EQUITY AND LIABILITIES**

(1) The table in note 30.5.1.2 describes the principal changes of presentation under IFRS.
(2) The table in note 30.4.1.1 describes the principal restatements under IFRS.

30.3.3 Impact on the balance sheet at 31 December 2004

French GAAP presentation	French GAAP	IFRS presentation changes [1]	IFRS restatements [2]	IFRS	IFRS presentation
ASSETS		*(in thousands of euros)*			**ASSETS**
Goodwill	129,908	-	5,413	135,321	Goodwill
Intangible assets	26,262	-	(848)	25,414	Intangible assets
- Property, plant & equipment, at cost	365,649	-	-	365,649	- Property, plant & equipment, at cost
- Depreciation and provisions	(212,863)	-	-	(212,863)	- Depreciation and impairment losses
Property, plant & equipment, net	152,786	-	-	152,786	Property, plant & equipment, net
- Investments in & advances to non-consolidated subsidiaries	5,398	(2,426)	-	2,972	- Equity investments
- Other long-term investments	1,507	2,426	515	4,448	- Other non-current assets
Long-term investments	6,905	-	515	7,420	Non-current financial assets
		6,840	931	7,771	Deferred tax assets
Total fixed assets	315,861	6,840	6,011	328,712	Total non-current assets
Deferred taxes	6,840	(6,840)	-	-	
Inventories	65,087	-	-	65,087	Inventories
Trade receivables	160,234	-	-	160,234	Trade receivables
		1,710	-	1,710	Current tax assets
Other current assets	46,381	(1,710)	-	44,671	Other current assets
Short-term investments and deposits	6,587	(6,587)	-	-	
Cash	12,712	6,587	-	19,299	Cash and cash equivalents
Current assets	297,841	(6,840)	-	291,001	Total current assets
TOTAL ASSETS	**613,702**	**-**	**6,011**	**619,713**	**TOTAL ASSETS**

(in thousands of euros)

French GAAP presentation	French GAAP	IFRS presentation changes [1]	IFRS restatements [2]	IFRS	IFRS presentation
SHAREHOLDERS' EQUITY & LIABILITIES					**EQUITY & LIABILITIES**
Share capital	446,863	-	-	446,863	Share capital
Additional paid-in capital and reserves	(347,038)	-	(2,627)	(349,665)	Share premiums and consolidated reserves
Net profit for the year	77,185	-	5,816	83,001	Net profit for the year
Cumulative translation reserve	(5,099)	-	(43)	(5,142)	Cumulative translation reserve
Total equity	**171,911**	**-**	**3,146**	**175,057**	**Equity attributable to equity holders of the parent**
Minority interests	22,945	-	(273)	22,672	Minority interests
	194,856	-	2,873	197,729	Total equity
Provision for employee benefits	3,670	-	3,876	7,546	Retirement benefit obligation
Provisions for risks and charges	23,809	(4,130)	(9,957)	9,722	Long-term provisions
Bank borrowings	171,013	-	-	171,013	Bank loans
Other long-term debt	23,093	-	-	23,093	Other financial liabilities
		556	(1)	555	Deferred tax liabilities
Provisions and long-term liabilities	221,585	(3,574)	(6,082)	211,929	Total non-current liabilities
Deferred taxes	556	(556)	-		
		4,130	-	4,130	Short-term provisions
		648	-	648	Bank loans
Short-term debt	3,864	(648)	-	3,216	Financial liabilities
Trade payables	99,944	-	-	99,944	Trade payables
		8,079	-	8,079	Current tax liabilities
Other debt	91,340	(8,079)	9,220	92,481	Other current liabilities
Bank overdrafts	1,557	-	-	1,557	Bank overdrafts
	196,705	4,130	9,220	210,055	Total current liabilities
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**613,702**	**-**	**6,011**	**619,713**	**TOTAL EQUITY AND LIABILITIES**

(1) The table in note 30.5.1.3 describes the principal changes of presentation under IFRS.

(2) The table in note 30.4.2.1 describes the principal restatements under IFRS.

30.3.4 Impact on the income statement for the year ended 31 December 2004

French GAAP presentation *(in thousands of euros)*	French GAAP	IFRS presentation changes [1]	IFRS restatements [2]	IFRS [3]	IFRS presentation
Sales	742,474	(2,199)	-	740,275	Sales
		50,451	4,510	54,961	Other revenue
	742,474	48,252	4,510	795,236	Total revenue
Cost of goods sold	(184,563)	-	80	(184,483)	Cost of goods sold
Research and Development expenses	(144,347)	5,568	(2,030)	(140,809)	Research and Development expenses
Selling, general and administrative expenses	(307,065)	(17,866)	(2,281)	(327,212)	Selling, general and administrative expenses
Other operating income and expenses	43,749	(38,066)	-	5,683	Other operating income and expenses
Restructuring costs	(14,320)	1,784	1,696	(10,840)	Restructuring costs
		(10,757)	-	(10,757)	Impairment losses
Operating income	135,928	(11,085)	1,975	126,818	Operating income
Financial income	788	-	-	788	Investment revenue
Cost of debt	(10,588)	-	-	(10,588)	Costs of financing, gross
Net cost of debt	(9,800)	-	-	(9,800)	Cost of financing, net
Other financial income and expenses	(2,196)	2,199	(478)	(475)	Other financial income and expenses
Exceptional items	12,605	(12,581)	(24)		
Income tax	(40,222)	-	(115)	(40,337)	Income tax
Net profit before Goodwill amortisation and minority interests	96,315	(21,467)	1,358	76,206	Net profit from continuing operations
Share in results of companies sold	1,233	10,710	-	11,943	Discontinued operations
Goodwill amortisation	(16,170)	10,757	5,413		
Net profit before minority interests	81,378	-	6,771	88,149	Net profit for the period
Net profit attributable to the Group	77,185	-	5,816	83,001	- attributable to equity holders of the parent
Minority interests	4,193	-	955	5,148	- attributable to minority interests

(1) The table in note 30.5.2.2 describes the principal changes in presentation under IFRS.

(2) The table in note 30.4.3.1 describes the principal restatements under IFRS.

(3) Data published in 2004.
2004 comparative data published in 2005 have been restated in accordance with IFRS 5.
A reconciliation of the2004 data published in 2004 with the 2004 comparative data published in 2005 is shown in note 9.1.

30.4 Restatements

30.4.1 Restatements to the balance sheet at 1 January 2004

30.4.1.1 Quantitative analysis

(in thousands of euros)	Employee benefits (A1)	Total revenue (A2)	Other (A3)	Deferred tax effect (A4)	Total restatements
ASSETS					
Goodwill	-	-	-	-	-
Intangible assets, net	-	-	(723)	-	(723)
- Property, plant & equipment, at cost	-	-	-	-	-
- Depreciation and impairment losses	-	-	-	-	-
Property, plant & equipment, net	-	-	-	-	-
- Equity investments	-	-	-	-	-
- Other non-current financial assets	559	-	-	-	559
Non-current financial assets	559	-	-	-	559
Deferred tax assets	-	-	-	1,065	1,065
Total non-current assets	559	-	(723)	1,065	901
Inventories	-	-	-	-	-
Trade receivables	-	-	-	-	-
Current tax assets	-	-	-	-	-
Other current assets	-	-	-	-	-
Cash and cash equivalents	-	-	-	-	-
Total current assets	-	-	-	-	-
TOTAL	**559**	**-**	**(723)**	**1,065**	**901**
EQUITY & LIABILITIES					
Share capital	-	-	-	-	-
Share premiums and consolidated reserves	(1,536)	(3,512)	(788)	1,066	(4,770)
Cumulative translation reserve	-	(1)	-	-	(1)
Equity attributable to equity holders of the parent	(1,536)	(3,513)	(788)	1,066	(4,771)
Minority interests	(808)	(365)	-	(20)	(1,193)
Total equity	(2,344)	(3,878)	(788)	1,046	(5,964)
Retirement benefit obligation	2,903	-	-	-	2,903
Long-term provisions	-	(9,681)	-	-	(9,681)
Bank loans	-	-	-	-	-
Other financial liabilities	-	-	-	-	-
Deferred tax liabilities	-	-	-	19	19
Total non-current liabilities	2,903	(9,681)	-	19	(6,759)
Short-term provisions	-	-	-	-	-
Bank loans	-	-	-	-	-
Financial liabilities	-	-	-	-	-
Trade payables	-	-	-	-	-
Current tax liabilities	-	-	-	-	-
Other current liabilities	-	13,559 (1)	65	-	13,624
Bank overdrafts	-	-	-	-	-
Total current liabilities	-	13,559	65	-	13,624
TOTAL	**559**	**-**	**(723)**	**1,065**	**901**

(1) Recognised through : - Equity = 3 878 K€
- Provisions = 9 681 K€

30.4.1.2 Comments on balance sheet restatements at 1 January 2004

Restatements made on 1 January 2004, the date of transition to IFRS, had the effect of reducing consolidated shareholders' equity by €5,964 thousand including €1,193 thousand attributable to minority interests.

30.4.1.2.1 Employee benefits (A1)

The Group has accounted for all its liabilities in respect of employee benefits in accordance with IAS 19. This resulted in a €2,903 thousand increase in retirement benefit obligations and the recognition of non-current financial assets in the amount of €559 thousand in respect of surplus pension plan assets. The net negative impact on shareholders' equity was therefore €2,344 thousand (before deferred taxes).

As permitted by IFRS 1, the Group has recognised all previously unrecognised actuarial gains and losses.

30.4.1.2.2 Revenue (A2)

a) Under IAS 18, the Group has changed its method of recognising revenue received under partnership agreements with other pharmaceutical companies. These contracts generally provide for milestone payments at inception and at various points during the contract.

Under French GAAP, milestone payments were recognised on the contractually agreed payment dates. Under IFRS, they are capitalised and amortised over the term of the partnership agreement. This had a negative impact on shareholders' equity of €3,878 thousand (before deferred taxes).

b) IAS 18 also requires the Group to recognise income from one of its partnership agreements on a percentage of completion basis. Under French GAAP, this income was recognised in full and a provision for charges was taken in respect of the Group's contractual undertakings under the agreement. This restatement had no impact on profit or loss.

The deferral of expenses and income under this standard had the effect of reducing provisions by €9,681 thousand and increasing other current liabilities by the same amount.

30.4.1.2.3 Other restatements (A3)

a) Adoption of this standard has led to the derecognition of registration costs for internally-generated brands recognised as assets under French GAAP. This had the effect of reducing intangible assets and shareholders' equity by €723 thousand (before deferred taxes).

b) Government grants previously recognised in shareholders' equity under French GAAP are now treated as deferred income under IAS 20. This had the effect of increasing other current liabilities by €65 thousand and decreasing shareholders' equity by the same amount.

30.4.1.2.4 Deferred tax effect (A4)

The deferred tax effect is attributable entirely to IFRS restatements that generated a temporary difference between the tax base and book value of assets and liabilities in accordance with IAS 12.

Deferred tax restatements had the effect of increasing shareholders' equity by €1,046 thousand, with a €1,065 thousand increase in assets and a €19 thousand increase in liabilities.

30.4.1.2.5 IFRS 2

Under IFRS 2, the Group has recognised the expenses relating to the fair value of its stock option plans (after 7 November 2002) in the amount of €226 thousand. This had no effect on equity as the expenses recognised in profit or loss were offset by a corresponding increase in equity.

30.4.2 Restatements to the balance sheet at 31 December 2004

30.4.2.1 Quantitative analysis

(in thousands of euros)	Employee benefits (B1)	Total revenue (B2)	Other (B3)	Deferred tax effect (B4)	Total restatements
ASSETS					
Goodwill	-	-	5,413	-	5,413
Intangible assets, net	-	-	(848)	-	(848)
- Property, plant & equipment, at cost	-	-	-	-	-
- Depreciation and impairment losses	-	-	-	-	-
Property, plant & equipment, net	-	-	-	-	-
- Equity investments	-	-	-	-	-
- Other non-current financial assets	515	-	-	-	515
Non-current financial assets	515	-	-	-	515
Deferred tax assets	-	-	-	931	931
Total non-current assets	515	-	4,565	931	6,011
Inventories	-	-	-	-	-
Trade receivables	-	-	-	-	-
Current tax assets	-	-	-	-	-
Other current assets	-	-	-	-	-
Cash and cash equivalents	-	-	-	-	-
Total current assets	-	-	-	-	-
TOTAL	**515**	**-**	**4,565**	**931**	**6,011**
EQUITY & LIABILITIES					
Share capital	-	-	-	-	-
Share premiums and consolidated reserves	(1,536)	(3,512)	1,355	1,066	(2,627)
Net profit for the period	(231)	3,126	3,041	(120)	5,816
Cumulative translation reserve	(40)	(3)	-	-	(43)
Equity attributable to equity holders of the parent	(1,807)	(389)	4,396	946	3,146
Minority interests	80	(339)	-	(14)	(273)
Total equity	(1,727)	(728)	4,396	932	2,873
Retirement benefit obligation	3,876	-	-	-	3,876
Long-term provisions	(1,634)	(8,323)	-	-	(9,957)
Bank loans	-	-	-	-	-
Other financial liabilities	-	-	-	-	-
Deferred tax liabilities	-	-	-	(1)	(1)
Total non-current liabilities	2,242	(8,323)	-	(1)	(6,082)
Short-term provisions	-	-	-	-	-
Bank loans	-	-	-	-	-
Financial liabilities	-	-	-	-	-
Trade payables	-	-	-	-	-
Current tax liabilities	-	-	-	-	-
Other current liabilities	-	9,051 (1)	169	-	9,220
Bank overdrafts	-	-	-	-	-
Total current liabilities	-	9,051	169	-	9,220
TOTAL	**515**	**-**	**4,565**	**931**	**6,011**

(1) Recognised through : - Equity = 728 K€
- Provisions = 8 323 K€

30.4.2.2 Comments on restatements to the balance sheet at 31 December 2004

At 31 December 2004, IFRS restatements had the effect of increasing equity by €2,873 thousand, including €3,146 thousand in respect of equity attributable to equity holders of the parent and €(273) thousand in respect of minority interests.

30.4.2.2.1 Employee benefits (B1)

The Group accounted for all its liabilities in respect of employee benefits in accordance with IAS 19 at 1 January 2004. The liability was re-estimated at 31 December 2004 by outside actuaries. This led to a €2,242 thousand increase in non-current liabilities and a €515 thousand increase in non-current financial assets.

30.4.2.2.2 Revenue (B2)

Recognition of income received by the Group in 2004 as described in note A2 a) had the effect of reducing equity by €728 thousand (including €339 thousand attributable to minority interests).

In addition, as described in note A2 b), long-term provisions decreased by €8,323 thousand while other current liabilities increased by the same amount.

30.4.2.2.3 Other restatements (B3)

a) Derecognition of registration expenses on internally-generated brands had the effect of reducing intangible assets by €848 thousand (before deferred taxes).

b) The requirement under IFRS 3 not to amortise Goodwill had the effect of increasing Goodwill carried on the balance sheet by €5,413 thousand.

c) Government grants previously recognised in equity under French GAAP are now treated as deferred income under IAS 20. This had the effect of increasing other current liabilities by €169 thousand and decreasing shareholders' equity by the same amount.

d) Under IFRS 2, the Group has recognised the expenses relating to the fair value of its stock option plans (after 7 November 2002) in the amount of €2,247 thousand, which had the effect of reducing consolidated reserves by the same amount.

30.4.2.2.4 Deferred tax effect (B4)

The net effect on shareholders' equity of deferred tax restatements was €932 thousand, including €931 thousand in assets and €(1) thousand in liabilities.

30.4.3 Restatements to the income statement for the year ended 31 December 2004

30.4.3.1 Quantitative analysis

IFRS presentation *(in thousands of euros)*	Employee benefits (C1)	Total revenue (C2)	Other (C3)	Deferred tax effect (C4)	Total restatements
Sales	-	-	-	-	-
Other revenue	-	4,510	-	-	4,510
Total revenue	-	4,510	-	-	4,510
Cost of goods sold	177	-	(97)	-	80
Research and Development expenses	(322)	(1,358)	(350)	-	(2,030)
Selling, general and administrative expenses	(380)	-	(1,901)	-	(2,281)
Other operating income and expenses	-	-	-	-	-
Restructuring costs	1,696	-	-	-	1,696
Impairment losses	-	-	-	-	-
Operating income	1,171	3,152	(2,348) [1]	-	1,975
Investment income	-	-	-	-	-
Cost of financing, gross	-	-	-	-	-
Cost of financing, net	-	-	-	-	-
Other financial income and expense	(478)	-	-	-	(478)
Exceptional items	-	-	(24)	-	(24)
Income tax	-	-	-	(115)	(115)
Net profit from continuing operations	693	3,152	(2,372)	(115)	1,358
Discontinued operations	-	-	-	-	-
Goodwill amortisation	-	-	5,413	-	5,413
Net profit for the period	693	3,152	3,041	(115)	6,771
- attributable to equity holders of the parent	(230)	3,126	3,041	(121)	5,816
- attributable to minority interest	923	26	-	6	955

(1) Of which : - Stock option expense = (2 247) K€
- Restatement of internally-generated brands = (125) K€
- Restatement of government grants = 24 K€
(2 348) K€

30.4.3.2 Comments on restatements to the income statement at 31 December 2004

The net effect of IFRS restatements on 2004 net profit was €6,771 thousand, including €955 thousand attributable to minority interests.

30.4.3.2.1 Employee benefits (C1)

Accounting for employee benefits in accordance with IAS 19 led to a net increase in results of €693 thousand (before deferred taxes), including €1,171 thousand in operating income and €478 thousand in financial expenses.

30.4.3.2.2 Total revenue (C2)

The recognition in 2004 of income received by the Group as described in note A2 had the effect of increasing operating income by €3,152 thousand, constituting a €4,510 thousand increase in other revenue offset by a €1,358 thousand increase in Research and Development expenses.

30.4.3.2.3 Other restatements (C3)

a) Share-based payments

Recognition of stock options under IFRS 2 had the effect of increasing expenses by €2,247 thousand.

b) Goodwill

The requirement not to amortise Goodwill had the effect of increasing net profit by €5,413 thousand.

c) Intangible assets

Registration expenses for internally-generated brands are no longer recognised as intangible assets under IFRS. This had the effect of increasing expenses by €125 thousand (before deferred taxes).

d) Government grants

Government grants previously recognised in equity under French GAAP are now treated as deferred expenses under IAS 20. This had the effect of decreasing exceptional items by €24 thousand and increasing operating income by the same amount.

30.4.3.2.4 Deferred tax effect (C4)

The net deferred tax effect of these restatements was €115 thousand.

▶ 30.5 Presentation changes

30.5.1 Balance sheet reclassifications

30.5.1.1 Comments

Presentation changes affecting the 2004 opening and closing balance sheets involve the following:

- distinction between current and non-current items;
- separate identification of items previously aggregated;
- aggregation of items previously identified separately.

The distinction between current and non-current items has been made as follows:

- assets and liabilities comprising working capital used in the normal business cycle are classified as current;
- all other assets and liabilities are classified as current if they are due within one year and non-current if they are due after one year.

Changes affecting the 2004 opening and closing balance sheets are as follows:

30.5.1.1 Long-term investments (D1)

Loans and advances to non-consolidated companies were previously classified under investments in & advances to non-consolidated subsidiaries. Under IFRS, they are classified as other non-current financial assets.

30.5.1.2 Provisions (D2)

As required by IAS 1, provisions are split into a current and a non-current portion, the portion under one year being classified as current.

30.5.1.3 Taxes (D3)

IAS 1 requires deferred and current tax assets and liabilities to be identified separately. Deferred taxes must be shown as non-current assets or liabilities. The Group has created these new line items in its IFRS balance sheet and reclassified the corresponding amounts.

30.5.1.4 Other (D4)

a) Under French GAAP, money market SICAVs were classified as short-term investments and deposits. Under IAS 7, they meet the conditions for recognition as cash and cash equivalents.

b) Under French GAAP, the short-term portion of bank loans was classified as short-term debt. Under IFRS, it is classified under a separate line item entitled bank loans.

These presentation changes at 1 January and 31 December 2004 are detailed in the tables below.

30.5.1.2 Details of balance sheet reclassifications at 1 January 2004

French GAAP presentation *(in thousands of euros)*	Long-term investments (D1)	Provisions (D2)	Taxes (D3)	Other (D4)	Total	IFRS presentation
ASSETS						**ASSETS**
Goodwill	-	-	-	-	-	Goodwill
Intangible assets, net	-	-	-	-	-	Intangible assets, net
- Property, plant & equipment, at cost	-	-	-	-	-	- Property, plant & equipment, at cost
- Depreciation and provisions	-	-	-	-	-	- Depreciation and impairment losses
Property, plant & equipment, net	-	-	-	-	-	Property, plant & equipment, net
- Investments in & advances to non-consolidated subsidiaries	(2,497)	-	-	-	(2,497)	- Equity investments
- Other long-term investments	2,497	-	-	-	2,497	- Other non-current financial assets
Long-term investments	-	-	-	-	-	Non-current financial assets
		-	6,398	-	6,398	Deferred tax assets
Total fixed assets	-	-	6,398	-	6,398	Total non-current assets
Deferred taxes	-	-	(6,398)	-	(6,398)	
Inventories	-	-	-	-	-	Inventories
Trade receivables	-	-	-	-	-	Trade receivables
		-	4,107	-	4,107	Current tax assets
Other current assets	-	-	(4,107)	-	(4,107)	Other current assets
Short-term investments and deposits	-	-	-	(21,344)	(21,344)	
Cash	-	-	-	21,344	21,344	Cash and cash equivalents
Current assets	-	-	(6,398)	-	(6,398)	Total current assets
TOTAL	-	-	-	-	-	**TOTAL**
SHAREHOLDERS' EQUITY & LIABILITIES						**EQUITY & LIABILITIES**
Share capital	-	-	-	-	-	Share capital
Additional paid-in capital, consolidated reserves and retained earnings	-	-	-	-	-	Share premiums and consolidated reserves
Cumulative translation reserve	-	-	-	-	-	Cumulative translation reserve
Total shareholders' equity	-	-	-	-	-	Equity attributable to equity holders of the parent
Minority interests	-	-	-	-	-	Minority interests
	-	-	-	-	-	Total equity
Provision for employee benefits	-	-	-	-	-	Retirement benefit obligation
Provisions for risks and charges	-	(841)	-	-	(841)	Long-term provisions
Bank borrowings	-	-	-	-	-	Bank loans
Other long-term debt	-	-	-	-	-	Other financial liabilities
		-	538	-	538	Deferred tax liabilities
Provisions and long-term liabilities	-	(841)	538	-	(303)	Total non-current liabilities
Deferred taxes	-	-	(538)	-	(538)	
		841	-	-	841	Short-term provisions
		-	-	957	957	Bank loans
Short-term debt	-	-	-	(957)	(957)	Financial liabilities
Trade payables	-	-	-	-	-	Trade payables
		-	14,531	-	14,531	Current tax liabilities
Other current liabilities	-	-	(14,531)	-	(14,531)	Other current liabilities
Bank overdrafts	-	-	-	-	-	Bank overdrafts
	-	841	-	-	841	Total current liabilities
TOTAL	-	-	-	-	-	**TOTAL**

30.5.1.3 Details of balance sheet reclassifications at 31 December 2004

French GAAP presentation *(in thousands of euros)*	Long-term investments (D1)	Provisions (D2)	Taxes (D3)	Other (D4)	Total	IFRS presentation
ASSETS						**ASSETS**
Goodwill	-	-	-	-	-	Goodwill
Intangible assets, net	-	-	-	-	-	Intangible assets, net
- Property, plant & equipment, at cost	-	-	-	-	-	- Property, plant & equipment, at cost
- Depreciation and provisions	-	-	-	-	-	- Depreciation and impairment losses
Property, plant & equipment, net	-	-	-	-	-	**Property, plant & equipment, net**
- Investments in & advances to non-consolidated subsidiaries	(2,426)	-	-	-	(2,426)	- Equity investments
- Other long-term investments	2,426	-	-	-	2,426	- Other non-current financial assets
Long-term investments	-	-	-	-	-	Non-current financial assets
		-	6,840	-	6,840	Deferred tax assets
Total fixed assets	-	-	**6,840**	-	**6,840**	**Total non-current assets**
Deferred taxes	-	-	(6,840)	-	(6,840)	
Inventories	-	-	-	-	-	Inventories
Trade receivables	-	-	-	-	-	Trade receivables
		-	1,710	-	1,710	Current tax assets
Other current assets	-	-	(1,710)	-	(1,710)	Other current assets
Short-term investments and deposits	-	-	-	(6,587)	(6,587)	
Cash	-	-	-	6,587	6,587	Cash and cash equivalents
Current assets	-	-	**(6,840)**	-	**(6,840)**	**Total current assets**
TOTAL	-	-	-	-	-	**TOTAL**

French GAAP presentation *(in thousands of euros)*	Long-term investments (D1)	Provisions (D2)	Taxes (D3)	Other (D4)	Total	IFRS presentation
SHAREHOLDERS' EQUITY & LIABILITIES						**EQUITY & LIABILITIES**
Share capital	-	-	-	-	-	Share capital
Additional paid-in capital and consolidated reserves	-	-	-	-	-	Share premiums and consolidated reserves
Net profit for the year	-	-	-	-	-	Net profit for the year
Cumulative translation reserve	-	-	-	-	-	Cumulative translation reserve
Total shareholders' equity	-	-	-	-	-	**Equity attributable to equity holders of the parent**
Minority interests	-	-	-	-	-	Minority interests
	-	-	-	-	-	**Total equity**
Provision for employee benefits	-	-	-	-	-	Retirement benefit obligation
Provisions for risks and charges	-	(4,130)	-	-	(4,130)	Long terms provisions
Bank borrowings	-	-	-	-	-	Bank loans
Other long-term debt	-	-	-	-	-	Other financial liabilities
		-	556	-	556	Deferred tax liabilities
Provisions and long-term liabilities	-	(4,130)	556	-	(3,574)	Total non-current liabilities
Deferred taxes	-	-	(556)	-	(556)	
		4,130	-	-	4,130	Short-term provisions
		-	-	648	648	Bank loans
Short-term debt	-	-	-	(648)	(648)	Financial liabilities
Trade payables	-	-	-	-	-	Trade payables
		-	8,079	-	8,079	Current tax liabilities
Other current liabilities	-	-	(8,079)	-	(8,079)	Other current liabilities
Bank overdrafts	-	-	-	-	-	Bank overdrafts
	-	4,130	-	-	4,130	**Total current liabilities**
TOTAL	-	-	-	-	-	**TOTAL**

30.5..2 Income statement reclassifications

30.5.2.1 Comments

The following items have been reclassified under IFRS.

30.5.2.1.1 Exceptional items (E1)

The €12,494 thousand capital gain generated by the disposal of Dynport LLC, previously classified as exceptional income, has been reclassified as discontinued operations under IFRS 5. Other items previously classified as exceptional have been reclassified as other operating income and expenses, in the net amount of €87 thousand.

30.5.2.1.2 Revenue (E2)

a) Under French GAAP, discounts were accounted for as financial expenses. Under IAS 18 Revenue, they are deducted from sales.

This reclassification had the effect of reducing sales by €2,199 thousand and increasing other financial income and expenses by the same amount.

b) Under French GAAP, other operating income and expenses amounting to €38,153 thousand breaks down as follows:

- Royalties received (€24,882 thousand);
- Milestone payments received (€6,811 thousand);
- Research and Development expenses billed back to partners (€6,460 thousand).

These items meet the definition of revenue under IAS 18 and have been reclassified as other revenue.

c) Similarly, co-promotion income (€12,298 thousand), previously deducted from selling expenses, has also been reclassified as other revenue.

30.5.2.1.3 Other reclassifications (E3)

a) Goodwill impairment arising as a result of impairment testing has been reclassified as an operating line item entitled impairment losses, having previously been classified under Goodwill amortisation (€10,757 thousand).

b) Costs relating to research into products which have already obtained marketing approval were classified as Research and Development expenses under French GAAP. Under IFRS, they have been reclassified as selling costs (€5,568 thousand at 31 December 2004).

c) Restructuring costs arising on the disposal of Dynport LLC (€1,784 thousand), which were previously classified as restructuring costs, have been reclassified in discontinued operations, along with all other costs relating to the disposal.

These reclassifications are detailed in the table below.

30.5.2.2 Details of restatements to the income statement at 31 December 2004

French GAAP Presentation	Exceptional items	Revenue	Other	Total	IFRS presentation
(in thousands of euros)	(E1)	(E2)	(E3)		
Sales	-	(2,199)	-	(2,199)	Sales
		50,451	-	50,451	Other revenue
		48,252		48,252	Total revenue
Cost of goods sold	-	-	-	-	Cost of goods sold
Research and Development expenses	-	-	5,568	5,568	Research and Development expenses
Selling, general and administrative expenses	-	(12,298)	(5,568)	(17,866)	Selling, general and administrative expenses
Other operating income and expenses	87	(38,153)	-	(38,066)	Other operating income and expenses
Restructuring costs	-	-	1,784	1,784	Restructuring costs
		-	(10,757)	(10,757)	Impairment losses
Operating income	**87**	**(2,199)**	**(8,973)**	**(11,085)**	**Operating income**
Financial income	-	-	-	-	Investment revenue
Cost of debt	-	-	-	-	Cost of financing, gross
Net cost of debt	**-**	**-**	**-**	**-**	**Cost of financing, net**
Other financial income and expense	-	2,199	-	2,199	Other financial income and expenses
Exceptional items	(12,581)	-	-	(12,581)	
Income tax	-	-	-	-	Income tax
Net profit before Goodwill amortisation and minority interests	**(12,494)**	**-**	**(8,973)**	**(21,467)**	**Net profit from continuing operations**
Share in results of companies sold	12,494	-	(1,784)	10,710	Discontinued operations
Goodwill amortisation	-	-	10,757	10,757	
Net profit before minority interests	**-**	**-**	**-**	**-**	**Net profit for the period**

Note 31 ▶ Impact of first-time adoption of IAS 32 and ISA 39 at 1 January 2005

The Group adopted IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement as of 1 January 2005, without restatement of comparative prior year data.

▶ 31.1 Comments

The Group uses derivative financial instruments as part of its policy to reduce exchange rate and interest rate exposure.

IAS 39 requires these instruments to be recognised on the balance sheet and any changes in fair value to be recognised in profit or loss, except where the instruments are documented as cash flow hedges. In accordance with IFRS 1, the Group did not alter the classification of its derivative financial instruments on the date of first-time adoption.

Exchange rate risk

The Group uses currency derivatives to hedge against the impact of exchange rate fluctuations on its receivables denominated in foreign currencies. These instruments are mostly eligible for fair value hedge accounting.

At 1 January 2005, opening equity was decreased or increased by the impact of revaluing the following instruments at fair value:

- currency derivatives eligible for hedge accounting under IFRS;
- currency derivatives not eligible for hedge accounting.

Interest rate risk

The Group uses interest rate derivatives to fix the rate of interest on part of its short-term debt. These instruments are eligible for cash flow hedge accounting as they are matched by an underlying floating-rate liability.

▶ 31.2 Impact on main consolidated balance sheet items

At 1 January 2005, the impact of these restatements on the consolidated balance sheet arose as a result of re-measuring all interest rate derivatives at their fair value.

Financial instruments eligible for hedge accounting (currency and interest rate) had the effect of decreasing consolidated equity by €922 thousand net of deferred tax, with the corresponding amount recognised mainly in other current financial assets.

Financial instruments not eligible for hedge accounting (currency and interest rate) had the effect of decreasing consolidated equity by €20 thousand net of deferred tax.

▶ 31.3 Other

Other items, with no impact on consolidated equity at 1 January 2005, principally concern the reclassification of equity investments in accordance with IFRS.

20.1.6 Statutory Auditors' Report

This is a free translation into English of the Statutory Auditors' report issued in French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual accounts, captions or on information taken outside of the consolidated financial statement.

This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

Ipsen S.A.

Registered office: 42, rue du Docteur-Blanche, 75016 Paris

Share capital: €84,024,683

Report on the consolidated financial statements

Year ended 31 December 2005

In our capacity as Statutory Auditors to Ipsen S.A., we have audited the accompanying consolidated financial statements prepared by Ipsen S.A. for the year ended December 31, 2005.

The consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements have been prepared for the first time in accordance with international financial reporting standards (IFRS) as endorsed by the European Union. They include comparative information for 2004 restated on the same basis except for IAS 32 and IAS 39, which have only been applied as of 1 January 2005 in accordance with the exemption available under IFRS 1.

▶ 1 Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements prepared in accordance with IFRS as endorsed by the European Union present fairly in all material respects the assets and liabilities, financial position and results of the consolidated group of companies.

▶ 2 Justification of our assessments

In accordance with the provisions of article L. 823-9 of the *Code de commerce* on the justification of our assessments, we draw your attention to the following matters:

Accounting treatment of the Group's legal restructuring

We reviewed the accounting treatment used by the Company for the Group's legal restructuring, which is not specifically governed by any provisions of IFRS as endorsed by the European Union, and we verified the appropriateness of the information provided in note 1.2.2. to the consolidated financial statements.

Asset impairment

Goodwill and assets with an indefinite useful life are tested for impairment on each reporting date and all non-current assets are examined for evidence of impairment using the methods described in note 3.14 to the consolidated financial statements. We reviewed the method of testing for impairment, together with the cash flow forecasts and assumptions made.

Retirement benefit obligation

Note 3.21 to the consolidated financial statements describes the method of measuring post-employment and other employee benefits. These liabilities have been measured by independent actuaries. We reviewed the data used, evaluated the assumptions made and verified the appropriateness of the information provided in note 5.3 to the consolidated financial statements.

Our assessment of these matters formed an integral part of our overall audit of the consolidated financial statements, and therefore contributed to the opinion expressed in the first part of this report.

▶ 3 Specific procedures and disclosures

We also verified the information provided in the Group management report in accordance with the professional standards applicable in France. We have no matters to report regarding its fairness and consistency with the consolidated financial statements.

Paris-La Défense and Neuilly-sur-Seine, 17 March 2006

The statutory Auditors

KPMG Audit	Deloitte & Associés
Department of KPMG S.A.	
Catherine Porta	Christophe Perrau
Partner	Partner

20.2 Pro forma financial information

20.2.1 Pro forma consolidated income statement

(in thousands of euros)	Notes	Pro forma 2005	Pro forma 2004 [1]
Sales	4.2.2	807,114	751,539
Other revenue	4.2.3	80,738	63,287
Total revenue	4.2.1	**887,852**	**814,826**
Cost of goods sold		(171,042)	(165,658)
Research and Development expenses		(169,025)	(143,227)
Selling, general and administrative expenses		(364,135)	(330,390)
Other operating income and expenses	7	1,169	2,123
Restructuring costs	10.2	530	(10,436)
Impairment losses	4.1	-	(10,757)
Operating income		**185,349**	**156,481**
- Investment revenue		1,952	2,184
- Cost of financing		(7,870)	(11,004)
Net finance cost		**(5,918)**	**(8,820)**
Other financial income and expense		(632)	(466)
Income taxes	8	(34,208)	(42,039)
Net profit from continuing operations		**144,591**	**105,156**
Discontinued operations	9	4,416	12,748
Net profit for the period		**149,007**	**117,904**
- attributable to equity holders of the parent		148,638	117,638
- attributable to minority interests		369	266
Basic earnings per share, continuing operations *(in euros)*	18.1.1	2.14	1.79
Diluted earnings per share, continuing operations *(in euros)*	18.2	2.14	1.79
Basic earnings per share, discontinued operations *(in euros)*	18.1.2	0.06	0.22
Diluted earnings per share, discontinued operations *(in euros)*	18.2	0.06	0.22
Basic earnings per share *(in euros)*	18.1.3	2.20	2.01
Diluted earnings per share *(in euros)*	18.2	2.20	2.01

The notes hereto form an integral part of the consolidated financial statements.

(1) In accordance with IFRS 5, the 2004 income statement has been restated to provide comparable data for the periods presented (see note 9.1).

20.2.2 Pro forma consolidated balance sheets*

(in thousands of euros)	Notes	2005	2004 pro forma
ASSETS			
Goodwill	10	188,836	188,836
Intangible assets, net	11	39,800	35,221
- Property, plant & equipment, at cost		440,703	415,248
- Depreciation, amortisation and impairment losses		(252,934)	(237,436)
Property, plant & equipment, net	12	187,769	177,812
- Equity investments	13	2,656	3,003
- Other non-current financial assets	15	2,671	2,292
Non-current financial assets		5,327	5,295
Deferred tax assets	8.2	13,096	8,235
Total non-current assets		434,828	415,399
Inventories	16.2.1	74,390	71,464
Trade receivables	16.1	164,681	160,137
Current tax assets	16.1	10,951	2,245
Other current assets	16.2.2	42,966	32,783
Cash and cash equivalents	17.2	202,034	94,321
Total current assets		495,022	360,950
Assets of discontinued operations		12,659	-
TOTAL ASSETS		**942,509**	**776,349**
EQUITY & LIABILITIES			
Share capital		84,025	571,391
Share premiums and consolidated reserves		420,591	(367,885)
Net profit for the year		119,230	117,638
Cumulative translation reserve		(4,080)	(7,346)
Equity attributable to equity holders of the parent		619,766	313,798
Minority interests		1,334	1,188
Total equity		621,100	314,986
Retirement benefit obligation	5.3.4.2	8,032	7,594
Long-term provisions	19	8,266	10,330
Bank loans	20	37,751	215,010
Other financial liabilities	20	15,508	12,455
Deferred tax liabilities	8.2	1,358	862
Total non-current liabilities		70,915	246,251
Short-term provisions	19	3,309	4,240
Bank loans	20	7,074	10,171
Financial liabilities	20	1,760	892
Trade payables	16.1	107,045	99,332
Current tax liabilities	16.1	2,223	8,910
Other current liabilities	16.2.3	113,525	90,009
Bank overdrafts	17.1	1,470	1,558
Total current liabilities		236,406	215,112
Liabilities of discontinued operations		14,088	-
TOTAL EQUITY AND LIABILITIES		**942,509**	**776,349**

** Pro forma balance sheet figures at 31 December 2005 have not been provided as the only difference compared with the published figures is the breakdown of equity (see note 1.2).*

20.2.3 Pro forma consolidated statement of cash flows

(in thousands of euros)	Notes	Pro forma 2005	2004
Net profit for the period		149,007	117,904
Net profit from discontinued operations	(1)	(4,416)	-
Net profit from continuing operations	(1)	144,591	-
Non-cash and non-operating items:			
- Depreciation, amortisation and impairment losses	6.2	30,603	27,477
- Change in fair value of derivative financial instruments		276	-
- Impairment of Goodwill	6.1	-	10,757
- Net gains or losses on disposal of non-current assets	14	232	(12,171)
- Share of government grant released to profit and loss		(135)	(127)
- Exchange differences		(1,238)	525
- Change in deferred taxes	8.2 (C)	(4,717)	(920)
- Share-based payment expense	5.2	3,355	2,247
Cash flow from operating activities before changes in working capital		172,967	145,692
- (Increase)/decrease in inventories		(5,315)	(257)
- (Increase)/decrease in trade receivables		(6,755)	(24,780)
- (Decrease)/increase in trade payables		9,192	12,900
- Net change in income tax liability		(15,110)	(4,967)
- Net change in other operating assets and liabilities		21,875	(3,905)
Change in working capital related to operating activities	16.1 (A)	3,887	(21,009)
NET CASH PROVIDED BY OPERATING ACTIVITIES		176,854	124,683
Acquisition of property, plant & equipment	12.1	(36,479)	(40,884)
Acquisition of intangible assets	11.1	(7,944)	(22,524)
Payments to post-employment benefit plans		(1,400)	-
Proceeds from disposal of intangible assets and property, plant & equipment		1,124	1,104
Acquisition of investments in non-consolidated companies		-	(1,250)
Impact of changes in the scope of consolidation		-	(47,449)
Other cash flows related to investing activities	17 (A)	(426)	76
Change in working capital related to investing activities	16.1 (B)	(7,624)	8,450
NET CASH USED BY INVESTING ACTIVITIES		(52,749)	(102,477)
Additional long-term borrowings	20.1 (A)	13,052	126,350
Repayment of long-term borrowings	20.1 (B)	(189,969)	(47,051)
Net change in short-term borrowings	20.1 (C)	(3,095)	(322)
Ipsen S.A. capital increase		9,088	-
Increase in share premiums or transfer premium		182,731	-
Capital reductions made by subsidiaries		-	442
Dividends paid by Ipsen S.A.	18.3	(29,303)	(91,900)
Dividends paid by subsidiaries to minority interests		(300)	(119)
Change in working capital related to financing activities	16.1 (C)	(1,154)	655
NET CASH USED BY FINANCING ACTIVITIES		(18,950)	(11,945)
Impact of operations due to be sold or discontinued		12,001	-
Reported change in cash and cash equivalents		117,156	10,261
Impact of pro forma restatements		(10,150)	(15,227)
CHANGE IN CASH AND CASH EQUIVALENTS		107,006	(4,966)
Opening cash and cash equivalents	17.1.1	92,763	99,725
Impact of exchange rate fluctuations		795	(1,996)
Closing cash and cash equivalents	17.1.2	200,564	92,763

(1) As the balance sheet at 31 December 2004 has not been restated for the disposal of the Group's Spanish operation (in accordance with IFRS 5), the cash flow statement has not been restated either.

20.2.4 Notes to the pro forma consolidated financial statements

1 ▶ Assumptions used to prepare the pro forma financial information

The legal restructuring described in paragraph 20.1 "2005 consolidated financial statements", note 1.2, took place on 30 June 2005. Consequently, the published 2005 financial information is not representative of the Group's real performance over the year, as the income statement does not include business transacted by the transferred companies in the first half of the year.

For comparative purposes, therefore, pro forma accounts have been drawn up for 2004 and 2005, based on the Ipsen Group's historical financial statements, to present the Group's activity and results as if the restructuring had taken place prior to 1 January 2002.

The pro forma figures do not necessarily reflect the Ipsen Group's future results or the financial position that would have been achieved had the restructuring operations actually taken place on the dates used to prepare the financial pro forma consolidated data.

All the financial information referred to in this section is by nature pro forma. For simplicity, the expression 'pro forma' has not been repeated each time.

▶ 1.1 Assumptions used to prepare the *pro forma* financial information at 31 December 2004

The pro forma financial statements are based on the following assumptions:

a) Assumptions used for the asset transfers

Mayroy S.A.'s equity interests were transferred to Ipsen S.A. at their net book value. The transfer led to the Group consolidating subsidiaries owned by Biomeasure Inc., Ipsen Ltd. and Ipsen Farmaceutica B.V.

b) Other assumptions

- The Ipsen brands and trademarks were transferred at their net book value.
- The intangible asset representing future royalty income transferred to Ipsen Farmaceutica B.V. was accounted for on the basis of its historical value in Mayroy S.A.'s financial statements, i.e. a net book value of zero.
- The royalty income received in 2004 in respect of the intangible asset was accounted for on the basis of the amounts actually received by Mayroy S.A. during that period.
- The €66 million share issue for cash made by Ipsen S.A. was made before 1 January 2002, together with a corresponding increase in cash for the periods under review.
- This cash generated financial income in the periods under review, calculated on the basis of one-year EONIA.
- Mayroy S.A. provided financing for its subsidiaries. The pro forma financial statements assume that the loans were granted by Ipsen S.A. and have therefore been eliminated in consolidation. The corresponding amount has been deducted from cash.
- Under financing agreements entered into by the Group (Ipsen S.A. syndicated loan in 2002 and part of 2003 and 5-year bilateral credit facility from 17 December 2003), Mayroy S.A. provided a guarantee for its borrower subsidiaries and charged them a guarantee fee. Following the restructuring, Ipsen S.A. is responsible for financing its subsidiaries with effect from 30 June 2005. Accordingly, in the pro forma financial statements, it is assumed that the fees were received by Ipsen S.A. and they have therefore been eliminated in consolidation.
- As part of the restructuring operations, some Mayroy S.A. employees were transferred to Ipsen S.A. The corresponding personnel costs have been included on the basis of the amounts actually paid by Mayroy S. A. in the periods under review.
- The tax effects were calculated as if the transactions took place on the pro forma dates.

▶ 1.2 Assumptions used to prepare the *pro forma* financial information at 31 December 2005

As the transfer had already taken place before 31 December 2005, only those assumptions having an impact on the income statement are applicable. The balance sheet figures reflect the substance of the transaction, save for the breakdown of equity.

2 ▶ Impact of pro forma assumptions

The impacts of the pro forma assumptions are as follows:

▶ 2.1 Impacts on 2005 data

2.1.1 Consolidated income statement for the year ended 31 December 2005

(in thousands of euros)	2005	Revenue and expenses of companies transferred	Other transfers	2005 pro forma
Sales	788,709	18,405		807,114
Other revenue	75,046	639	5,053 A	80,738
Total revenue	**863,755**	**19,044**	**5,053**	**887,852**
Cost of goods sold	(176,833)	5,791	-	(171,042)
Research and Development expenses	(167,571)	(1,454)	-	(169,025)
Selling, general and administrative expenses	(359,373)	(4,660)	(102) B	(364,135)
Other operating income and expenses	1,185	(16)	-	1,169
Restructuring costs	530	-	-	530
Impairment losses	-	-	-	-
Operating income	**161,693**	**18,705**	**4,951**	**185,349**
- Investment revenue	1,312	(5)	645 C	1,952
- Cost of financing	(7,701)	(597)	428 D	(7,870)
Net finance cost	**(6,389)**	**(602)**	**1,073**	**(5,918)**
Other financial income and expense	(291)	(341)	-	(632)
Income taxes	(32,643)	(1,072)	(493) E	(34,208)
Net profit from continuing operations	**122,370**	**16,690**	**5,531**	**144,591**
Discontinued operations	4,416	-	-	4,416
Net profit for the period	**126,786**	**16,690**	**5,531**	**149,007**
- attributable to equity holders of the parent	119,230	23,877	5,531	148,638
- attributable to minority interests	7,556	(7,187)	-	369

Comments on income statements note at 31 December 2005

Note A	Impact of transferring Bayer royalties	€5,053 K
Note B	Impact of transferring executive Directors' remuneration	€(407) K
	Impact of transferring Directors' fees	€(194) K
	Impact of eliminating guarantee fees	€499 K
		€(102) K
Note C	Impact of financial income generated by cash transferred	€645 K
Note D	Impact of eliminating interest on the Mayroy S.A. loan	€337 K
	Impact of eliminating non-utilisation fees	€91 K
		€428 K
Note E	Impact of tax on pro forma entries	€(493) K

2.1.2 Consolidated statement of cash flows at 31 December 2005

(in thousands of euros)	2005	Cash flows of companies transferred	Other cash flows	2005 pro forma
Net profit for the period	**126,786**	**16,690**	**5,531**	**149,007**
Net profit from discontinued operations	(4,416)	-	-	(4,416)
Net profit from continuing operations	**122,370**	**16,690**	**5,531**	**144,591**
Non-cash and non-operating items:				
- Depreciation, amortisation and impairment losses	28,869	1,734	-	30,603
- Change in fair value of derivative financial instruments	276	-	-	276
- Impairment of Goodwill	-	-	-	-
- Net gains or losses on disposal of non-current assets	215	17	-	232
- Share of government grant released to profit and loss	(81)	(54)	-	(135)
- Exchange differences	(1,553)	298	17	(1,238)
- Change in deferred taxes	(4,517)	(200)	-	(4,717)
- Share-based payment expense	3,355	-	-	3,355
Cash flow from operating activities before changes in working capital	**148,934**	**18,485**	**5,548**	**172,967**
- (Increase)/decrease in inventories	(8,100)	2,785	-	(5,315)
- (Increase)/decrease in trade receivables	(3,943)	(2,812)	-	(6,755)
- (Decrease)/increase in trade payables	8,049	1,143	-	9,192
- Net change in income tax liability	(16,357)	1,247	-	(15,110)
- Net change in other operating assets and liabilities	20,970	(2,460)	3,365 A	21,875
Change in working capital related to operating activities	**619**	**(97)**	**3,365**	**3,887**
NET CASH PROVIDED BY OPERATING ACTIVITIES	**149,553**	**18,388**	**8,913**	**176,854**

(in thousands of euros)	2005	Cash flows of companies transferred	Other cash flows	2005 pro forma
Acquisition of property, plant & equipment	(35,716)	(763)	-	(36,479)
Acquisition of intangible assets	(6,911)	(1,216)	183 B	(7,944)
Payment to post-employment benefit plans	(1,400)	-	-	(1,400)
Proceeds from disposal of intangible assets and property, plant & equipment	1,096	28	-	1,124
Acquisition of investments in non-consolidated companies	-	-	-	-
Impact of changes in the scope of consolidation	(51,405)	50,939	466 C	-
Other cash flows related to investing activities	(475)	49	-	(426)
Change in working capital related to investing activities	(6,778)	(846)	-	(7,624)
NET CASH USED BY INVESTING ACTIVITIES	**(101,589)**	**48,191**	**649**	**(52,749)**
Additional long-term borrowings	13,052	-	-	13,052
Repayment of long-term borrowings	(200,949)	-	10,980 D	(189,969)
Net change in short-term borrowings	(3,095)	-	-	(3,095)
Ipsen S.A. capital increase	133,616	(71,498)	(53,030) E	9,088
Increase in share premiums or transfer premium	212,652	(17,778)	(12,143) E	182,731
Capital reductions made by subsidiaries	-	-	-	-
Dividends paid by Ipsen S.A.	(29,303)	-	-	(29,303)
Dividends paid by subsidiaries to minority interests	(300)	-	-	(300)
Change in working capital related to financing activities	(3,440)	-	2,286 F	(1,154)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	**122,233**	**(89,276)**	**(51,907)**	**(18,950)**
Impact of operations due to be sold or discontinued	12,001	-	-	12,001
Reported change in cash and cash equivalents	182,198	(22,697)	(42,345)	117,156
Impact of pro forma restatements	-	-	(10,150)	(10,150)
CHANGE IN CASH AND CASH EQUIVALENTS	**182,198**	**(22,697)**	**(52,495)**	**107,006**
Opening cash and cash equivalents	**17,742**	**22,526**	**52,495**	**92,763**
Impact of exchange rate fluctuations	624	171	-	795
Closing cash and cash equivalents	**200,564**	**-**	**-**	**200,564**

Comments on Cash flow statements note at 31 December 2005

Note A	Elimination of payment of Ipsen Biopharm Ltd's liabilities to Mayroy in respect of Bayer	€3,365 K
Note B	Elimination of transfer of Ipsen brand	€183 K
Note C	Acquisition by Ipsen Farmaceutica BV of Mayroy S.A.'s shares in BBSAS	€537 K
	Tax on fees deducted from transfer premium	€112 K
	Elimination of transfer of Ipsen brands	€(183) K
		€466 K
Note D	Elimination of repayment of Mayroy S.A.'s loan to Ipsen Ltd	€10,980 K
Note E	Other cash flows:	
	Ipsen S.A. capital increase	€(53,030) K
	Increase in share premiums or transfer premium	€(12,143) K
		€(65,173) K
	Broken down as follows:	
	Capital increase	€(66,000) K
	Fees deducted from transfer premium	€939 K
	Tax on fees deducted from transfer premium	€(112) K
		€(65,173) K
Note F	Elimination of interest on Mayroy S.A.'s loan to Ipsen Ltd	€2,286 K

▶ 2.2 Impact on 2004 data

2.2.1 Consolidated income statement for the year ended 31 December 2004

(in thousands of euros)	2004 (1)	Income and expense of companies transferred	Other transfers		2004 pro forma (1)
Sales	740,275	27,550			767,825
Other revenue	54,961	(6,980)	15,306	A	63,287
Total revenue	**795,236**	**20,570**	**15,306**		**831,112**
Cost of goods sold	(184,483)	10,651	-		(173,832)
Research and Development expenses	(140,809)	(2,434)	-		(143,243)
Selling, general and administrative expenses	(327,212)	(9,702)	(268)	B	(337,182)
Other operating income and expenses	5,683	(3,560)	-		2,123
Restructuring costs	(10,840)	-	-		(10,840)
Impairment losses	(10,757)	-	-		(10,757)
Operating income	**126,818**	**15,525**	**15,038**		**157,381**
- Investment revenue	788	46	1,350	C	2,184
- Cost of financing	(10,588)	(416)	-		(11,004)
Net finance cost	**(9,800)**	**(370)**	**1,350**		**(8,820)**
Other financial income and expense	(475)	(185)	194	D	(466)
Income taxes	(40,337)	(1,318)	(479)	E	(42,134)
Net profit from continuing operations	**76,206**	**13,652**	**16,103**		**105,961**
Discontinued operations	11,943		-		11,943
Net profit for the period	**88,149**	**13,652**	**16,103**		**117,904**
- attributable to equity holders of the parent	83,001	18,534	16,103		117,638
- attributable to minority interests	5,148	(4,882)	-		266

(1) Data published in 2004.
Comparative data published in 2005 have been restated in accordance with IFRS 5.
A reconciliation of the 2004 data published in 2004 with the 2004 comparative data published in 2005 is shown in note 9.1.

Comments on income statements note at 31 December 2004

Note A	Impact of transferring Bayer royalties	€15,306 K
Note B	- Impact of transferring executive Directors' remuneration	€(899) K
	- Impact of transferring Directors' fees	€(445) K
	- Impact of eliminating guarantee fees	€1,076 K
		€(268) K
Note C	Impact of financial income generated by cash transferred	€1,350 K
Note D	Impact of eliminating non-utilisation fees	€194 K
Note E	Impact of tax on financial income generated by cash transferred	€(479) K

2.2.2 Consolidated balance sheet at 31 December 2004

(in thousands of euros)	2004	Assets and liabilities of companies transferred	Other transfers		2004 pro forma
ASSETS					
Goodwill	135,321	53,515	-		188,836
Intangible assets, net	25,414	9,624	183	A	35,221
- Property, plant & equipment, at cost	365,649	49,599	-		415,248
- Depreciation and impairment losses	(212,863)	(24,573)	-		(237,436)
Property, plant & equipment, net	152,786	25,026	-		177,812
Equity investments	2,972	31	-		3,003
Other non-current financial assets	4,448	(2,156)	-		2,292
Non-current financial assets	7,420	(2,125)	-		5,295
Deferred tax assets	7,771	464	-		8,235
Total non-current assets	328,712	86,504	183		415,399
Inventories	65,087	6,377	-		71,464
Trade receivables	160,234	(97)	-		160,137
Current tax assets	1,710	535	-		2,245
Other current assets	44,671	(16,844)	4,956	B	32,783
Cash and cash equivalents	19,299	22,527	52,495	C	94,321
Total current assets	291,001	12,498	57,451		360,950
TOTAL ASSETS	**619,713**	**99,002**	**57,634**		**776,349**

(in thousands of euros)	2004	Assets and liabilities of companies transferred	Other transfers		2004 pro forma
EQUITY & LIABILITIES					
Share capital	446,863	58,528	66,000		571,391
Share premiums and consolidated reserves	(349,665)	5,516	(23,736)		(367,885)
Net profit for the year	83,001	18,534	16,103		117,638
Cumulative translation reserve	(5,142)	(2,199)	(5)		(7,346)
Equity attributable to equity holders of the parent	175,057	80,379	58,362		313,798
Minority interests	22,672	(21,484)	-		1,188
Total equity	197,729	58,895	58,362	G	314,986
Retirement benefit obligation	7,546	48	-		7,594
Long-term provisions	9,722	608	-		10,330
Bank loans	171,013	43,997	-		215,010
Other financial liabilities	23,093	(10,638)	-		12,455
Deferred tax liabilities	555	307	-		862
Total non-current liabilities	211,929	34,322	-		246,251
Short-term provisions	4,130	110	-		4,240
Bank loans	648	9,523	-		10,171
Financial liabilities	3,216	(2,224)	(100)	D	892
Trade payables	99,944	161	(773)	E	99,332
Current tax liabilities	8,079	831	-		8,910
Other current liabilities	92,481	(2,617)	145	F	90,009
Bank overdrafts	1,557	1	-		1,558
Total current liabilities	210,055	5,785	(728)		215,112
TOTAL EQUITY AND LIABILITIES	**619,713**	**99,002**	**57,634**		**776,349**

Comments on balance sheet note at 31 December 2004

Note A	Ipsen brands	€183 K
Note B	Bayer royalty receivables	€4,956 K
Note C	- Transfer of cash	€66,000 K
	- Transfer of loans	€(13,505) K
		€52,495 K
Note D	Elimination of non-utilisation fees	€(100) K
Note E	Elimination of guarantee fees	€(773) K
Note F	- Directors' fees	€60 K
	- Executive directors' remuneration	€85 K
		€145 K
Note G	Pro forma shareholders' equity is given for indicative purposes only and is not representative of reality after the restructuring operations.	

2.2.3 Consolidated statement of cash flows at 31 December 2004

(in thousands of euros)	2004	Cash flows of companies transferred	Other cash flows		2004 pro forma
Net profit for the period	88,149	13,652	16,103	(1)	117,904
Non-cash and non-operating items:	-	-	-		-
- Depreciation, amortisation and impairment losses	24,265	3,212	-		27,477
- Change in fair value of derivative financial instruments	-	-	-		-
- Impairment of Goodwill	10,757	-	-		10,757
- Net gains or losses on disposal of non-current assets	(12,558)	387	-		(12,171)
- Share of government grant released to profit and loss	(24)	(103)	-		(127)
- Exchange differences	407	118	-		525
- Change in deferred taxes	(358)	(562)	-		(920)
- Stock option expense	2,247	-	-		2,247
Cash flow from operating activities before changes in working capital	**112,885**	**16,704**	**16,103**		**145,692**
- (Increase)/decrease in inventories	(4,556)	4,299	-		(257)
- (Increase)/decrease in trade receivables	(25,060)	280	-		(24,780)
- (Decrease)/increase in trade payables	9,969	2,876	55	A	12,900
- Net change in income tax liability	(3,279)	(1,688)			(4,967)
- Net change in other operating assets and liabilities	(3,724)	209	(390)	B	(3,905)
Change in working capital related to operating activities	**(26,650)**	**5,976**	**(335)**		**(21,009)**
NET CASH PROVIDED BY OPERATING ACTIVITIES	**86,235**	**22,680**	**15,768**		**124,683**
Acquisition of non-current assets	(48,336)	(15,072)	-		(63,408)
Proceeds from disposal of intangible assets and property, plant & equipment	1,104	-	-		1,104
Acquisition of investments in non-consolidated companies	(1,250)	-	-		(1,250)
Impact of changes in the scope of consolidation	11,535	(58,984)	-		(47,449)
Other cash flows related to investing activities	93	(17)	-		76
Change in working capital related to investing activities	8,888	(438)	-		8,450
NET CASH USED BY INVESTING ACTIVITIES	**(27,966)**	**(74,511)**	**-**		**(102,477)**
Additional long-term borrowings	82,352	43,998	-		126,350
Repayment of long-term borrowings	(47,051)	-	-		(47,051)
Net change in short-term borrowings	(322)	-	-		(322)
Capital increase	-	-	-		-
Capital reductions made by subsidiaries	442	-	-		442
Dividends paid by Ipsen S.A.	(91,900)	-	-		(91,900)
Dividends paid by subsidiaries to minority interests	(2,087)	1,968	-		(119)
Change in working capital related to financing activities	(12,748)	13,403	-		655
NET CASH USED BY FINANCING ACTIVITIES	**(71,314)**	**59,369**	**-**		**(11,945)**
Reported change in cash and cash equivalents	(13,045)	7,538	15,768		10,261
Impact of pro forma restatements	-		(15,227)		(15,227)
CHANGE IN CASH AND CASH EQUIVALENTS	**(13,045)**	**7,538**	**541**		**(4,966)**
Opening cash and cash equivalents	32,834	14,396	52,495		99,725
Impact of exchange rate fluctuations	(2,047)	592	(541)		(1,996)
Closing cash and cash equivalents	17,742	22,526	52,495		92,763

(1) See note 2.2.1.

Comments on Cash flow statements note at 31 December 2004

Note A	Change in liability in respect of guarantee fees	€55 K
Note B	- Change in receivable in respect of Bayer royalties	€(522) K
	- Change in liability in respect of executive Directors' compensation	€72 K
	- Change in liability in respect of Directors' fees	€60 K
		€(390) K

3 ▶ Significant accounting policies

The pro forma financial information has been prepared on the same basis as the consolidated financial statements described in note 3 of paragraph 20.1 (2004 and 2005 consolidated financial statements).

4 ▶ Segment reporting

Segment reporting is based on the Group's internal organisation structure which reflects the various levels of risks and rewards to which it is exposed.

Geographical area is the basis on which the Group reports its primary segment information, as defined by IAS 14.

The breakdown used is as follows:

- Major Western European Countries: France, Italy, Spain, United Kingdom and Germany.
- Rest of Europe: all other countries in western and eastern Europe.
- Rest of the World: all countries outside Europe.

The Group's business activities all fall within the same area, that is research, development, manufacture and sale of pharmaceutical products for human healthcare. It also sells the active ingredients and raw materials used in its pharmaceutical products and provides Research and Development services in human healthcare.

Accordingly, the Group does not produce secondary segment information.

▶ 4.1 Operating income by geographical area

	2005 pro forma		2004 pro forma	
(in thousands of euros)	Amount	%	Amount	%
Major Western European Countries	219,652	72	208,164	73
Rest of Europe	54,969	18	52,772	19
Rest of the World	29,228	10	23,621	8
Total allocated	**303,849**	**100**	**284,557**	**100**
Unallocated	(118,500)	-	(128,076)	-
Total	**185,349**	**-**	**156,481**	**-**

Unallocated operating income includes expenses and income that is not attributable to a specific geographical area, principally other operating income and expenses, most Research and Development expenses, and unattributable Group expenses.

4.2 Total revenue

4.2.1 Total revenue by geographical area

(in thousands of euros)	2005 pro forma		2004 pro forma	
	Amount	%	Amount	%
Major Western European Countries	559,461	68	531,589	70
Rest of Europe	156,258	19	135,984	18
Rest of the World	103,934	13	96,264	12
Total allocated	819,653	100	763,837	100
Unallocated	68,199	-	50,989	-
Total	**887,852**	-	**814,826**	-

Within total revenue, only sales of goods and co-promotion income have been allocated. Other revenue (see note 4.2.3) has not been allocated as it does not lend itself to this type of analysis.

4.2.2 Sales by geographical area

(in thousands of euros)	2005 pro forma		2004 pro forma	
	Amount	%	Amount	%
Major Western European Countries	547,287	68	519,694	69
Rest of Europe	155,893	19	135,581	18
Rest of the World	103,934	13	96,264	13
Total	**807,114**	**100**	**751,539**	**100**

4.2.3 Other revenue

(in thousands of euros)	2005 pro forma	2004 pro forma
Royalties received	45,049	33,207
Milestone payments received	21,126	11,322
Research and Development expenses billed back to partners	2,023	6,460
Co-promotion income	12,540	12,298
Total	**80,738**	**63,287**

▶ 4.3 Balance sheet items by geographical area

(in thousands of euros)	2005				
	Major Western European Countries	Rest of Europe	Rest of the World	Eliminations	Total
Property, plant & equipment	130,270	28,901	28,598	-	187,769
Inventories	55,531	17,571	1,288	-	74,390
Trade receivables	155,005	24,283	8,869	(23,476)	164,681
Total segment assets	**340,806**	**70,755**	**38,755**	**(23,476)**	**426,840**
Trade payables	110,532	11,629	8,360	(23,476)	107,045
Total segment liabilities	**110,532**	**11,629**	**8,360**	**(23,476)**	**107,045**

(in thousands of euros)	2004 pro forma				
	Major Western European Countries	Rest of Europe	Rest of the World	Eliminations	Total
Property, plant & equipment	123,102	28,768	25,942	-	177,812
Inventories	44,732	22,267	4,465	-	71,464
Trade receivables	145,205	34,134	7,339	(26,541)	160,137
Total segment assets	**313,039**	**85,169**	**37,746**	**(26,541)**	**409,413**
Trade payables	107,435	12,450	5,988	(26,541)	99,332
Total segment liabilities	**107,435**	**12,450**	**5,988**	**(26,541)**	**99,332**

▶ 4.4 Other information

	2005 pro forma					
(in thousands of euros)	Major Western European Countries	Rest of Europe	Rest of the World	Unallocated	Eliminations	Total
Investments	(30,245)	(3,887)	(2,347)	(7,944)	-	(44,423)
Net depreciation, amortisation and provision charges	17,595	4,311	2,763	5,943	-	30,612
Impairment losses	-	-	-	-	-	-
Share-based payment expense with no impact on cash flow	-	-	-	3,355	-	3,355

	2004 pro forma					
(in thousands of euros)	Major Western European Countries	Rest of Europe	Rest of the World	Unallocated	Eliminations	Total
Investments	(23,257)	(5,383)	(12,244)	(23,774)	-	(64,658)
Net depreciation, amortisation and provision charges	17,454	3,690	1,748	4,069	-	26,961
Impairment losses	-	-	-	10,757	-	10,757
Share-based payment expense with no impact on cash flow	-	-	-	2,247	-	2,247

5 ▶ Personnel costs

▶ 5.1 Employees

The Group employed 3,800 employees at end 2005 (3,775 at end 2004).

In 2005, the average number of employees was 3,787 (3,810 in 2004).

The following table shows movements in the number of employees by function:

Function	2005 pro forma	2004 pro forma
Sales	1,525	1,558
Production	1,048	1,029
Research and Development	692	657
Administration	535	531
Total	**3,800**	**3,775**

The following table shows a geographical breakdown of employees at 31 December:

Geographical area	2005 pro forma	2004 pro forma
Major Western European Countries	2,633	2,625
Rest of Europe	552	545
Rest of the World	615	605
Total	**3,800**	**3,775**

5.2 Personnel costs

The following table shows a breakdown of personnel costs, which are split in the income statement between the cost of goods sold, selling, general and administrative expenses and Research and Development expenses:

(in thousands of euros)	2005 pro forma	2004 pro forma
Wages and salaries	(157,937)	(142,483)
Social security charges and payroll taxes	(61,056)	(56,058)
Sub-total	(218,993)	(198,541)
Share-based payment expense (note 5.3.4.4)	(2,114)	(1,739)
Stock options and bonus shares	*(2,602)*	*(2,247)*
Discount	*(754)*	-
Sub-total with no impact on cash flow	(3,355)	(2,247)
Employer's top-up contribution	(1,264)	-
Share-based payment expense (note 5.4)	(4,620)	(2,247)
Employee profit-sharing	(10,760)	(8,874)
Total	**(236,487)**	**(211,401)**

The average rate of employer social security contributions was 38.6% of gross payroll in 2005 (39.3% in 2004).

The Group's French subsidiaries have an employee profit-sharing agreement as required by law. Employees may invest their entitlement either in an interest-bearing savings account with the Company or in an employee share ownership plan managed by an investment company.

5.3 Employee benefits

5.3.1 Benefit plans

5.3.2 Post-retirement benefits

In some companies, employees are entitled to supplemental pension benefits during their retirement or to end-of-career compensation payable on the date of retirement. The main countries concerned are France, the United Kingdom, Ireland, Spain and Italy. In France, a limited number of employees also benefit from an additional top-up pension plan.

These plans are either defined contribution or defined benefit plans.

Under defined contribution plans, the Group has no constructive obligation other than payment of the agreed contributions. These payments are recognised as expenses when they are incurred.

5.3.3 Other long-term benefits

Some employees, mainly those in France, are entitled to long-service awards. The Italian subsidiary also has an obligation to pay health insurance costs for its pensioners.

5.3.4 Measurement and recognition of liabilities

The Group's obligation in respect of employee benefits is calculated by an outside actuary using the actuarial models and assumptions that apply locally in the countries concerned.

Some liabilities are covered by financial assets held in funds invested with insurance companies (plan assets). Surplus plan assets are recognised on the balance sheet under non-current financial assets. Unfunded liabilities and plan deficits are recognised on the balance sheet under retirement benefit obligation.

5.3.4.1 Assumptions used

The main actuarial assumptions used at 31 December 2005 are:

	Europe (excluding UK)	United Kingdom	Asia – Pacific – Africa
Discount rate	3.78%	4.90%	8.00%
Expected return on plan assets	4.23%	7.10%	6.00%
Expected return on reimbursements rights	N/A	N/A	N/A
Expected salary increases	According to age	4.90%	7.25%
Future pension increases	N/A	2.90%	N/A
Increase in healthcare costs	N/A	N/A	N/A
Average remaining working lives of employees (years)	18.06	20.10	10.00

The main actuarial assumptions used at 31 December 2004 are:

	Europe (excluding UK)	United Kingdom	Asia – Pacific – Africa
Discount rate	4.65%	5.3%	5.92%
Expected return on plan assets	4%	7.8%	6%
Expected return on reimbursements rights	N/A	N/A	N/A
Expected salary increases	According to age	4%	7.17%
Future pension increases	N/A	2.7%	N/A
Increase in healthcare costs	4%	N/A	N/A
Average remaining working lives of employees (years)	17.44	18.7	11

5.3.4.2 Breakdown of retirement benefit obligation recognised on the balance sheet

(in thousands of euros)	2005		2004 pro forma	
Post-employment benefits		**5,152**		**5,390**
- pension plans	5,152		5,160	
- other plans	-		230	
Other long-term benefits		**2,880**		**2,204**
Total		**8,032**		**7,594**

5.3.4.3 Reconciliation of assets and liabilities carried on the balance sheet

	2005				2004 pro forma
	Post-employment benefits		Other long-term benefits	Total benefits	Total benefits
(in thousands of euros)	Pension plans	Other plans			
Breakdown of net amount carried in the balance sheet					
- Present value of funded liabilities	*40,935*	*-*	*199*	*41,134*	*25,185*
- Present value of unfunded liabilities	*1,678*	*-*	*2,707*	*4,385*	*3,980*
Sub-total	42,613	-	2,906	45,519	29,165
Fair value of plan assets	29,328	-	26	29,354	25,347
Net liabilities (a)	**13,285**	**-**	**2,880**	**16,165**	**3,818**
Unrecognised items					
- Past service costs	(3,377)	-	-	(3,377)	(3,931)
- Net actuarial losses or (gains)	12,668	-	-	12,668	890
- Restriction of assets recognised	-	-	-	-	-
- Fair value of reimbursement rights recognised as an asset	-	-	-	-	-
Total unrecognised items (b)	**9,291**	**-**	**-**	**9,291**	**(3,041)**
Net obligation (a-b)	**3,994**	**-**	**2,880**	**6,874**	**6,859**
Amount presented in the balance sheet					
Retirement benefit obligation	5,152	-	2,880	8,032	7,594
Non-current financial assets	1,158	-	-	1,158	735
Net obligation	**3,994**	**-**	**2,880**	**6,874**	**6,859**

5.3.4.4 Reconciliation of expenses in the income statement

(in thousands of euros)	2005 pro forma				2004 pro forma
	Post-employment benefits		Other long-term benefits	Total	
	Pension plans	Other plans			
Current service cost	2,025	-	278	2,303	2,347
Contributions from plan members	(230)	-	-	(230)	(270)
Interest costs	1,350	-	101	1,451	1,546
Expected return on plan assets	(1,271)	-	(2)	(1,273)	(1,142)
Expected return on reimbursement rights	-	-	-	-	-
Past service costs recognised	(162)	-	-	(162)	106
Actuarial losses (gains) recognised	38	-	388	426	(111)
Losses (gains) on curtailments and settlements	7	(230)	-	(223)	(333)
Change in asset ceiling	-	-	-	-	-
Total net expenses	**1,757**	**(230)**	**765**	**2,292**	**2,143**
- of which operating expenses	1,678	(230)	666	2,114	1,739
- of which financial expenses	79		99	178	404

5.3.4.5 Movements in net liability carried on the balance sheet

(in thousands of euros)	2005				2004 pro forma
	Post-employment benefits		Other long-term benefits	Total	
	Pension plans	Other plans			
Opening net liability (pro forma)	4,377	230	2,252	6,859	5,866
Exchange differences	64	-	4	68	20
Change in scope of consolidation	-	-	-	-	(206)
Charge for the year (see note 5.3.4.4)	1,757	(230)	765	2,292	2,143
Transfers (from) / to plan assets	-	-	-	-	-
Contributions paid by employer	(1,886)	-	4	(1,882)	(800)
Benefits paid from reimbursement rights	-	-	-	-	-
Benefits paid from internal reserve	(318)	-	(145)	(463)	(187)
Effect of reimbursement rights recognised in charge	-	-	-	-	-
Change in asset ceiling	-	-	-	-	-
Other	-	-	-	-	23
Closing net liability	**3,994**	**-**	**2,880**	**6,874**	**6,859**

5.3.4.6 Movements in defined benefit plan obligations

(in thousands of euros)	2005 pro forma				2004 pro forma
	Post-employment benefits		Other long-term benefits	Total	
	Pension plans	Other plans			
Opening balance	26,595	266	2,304	29,165	24,908
Exchange differences	193	-	3	196	(7)
Change in scope of consolidation	-	-	-	-	3,901
Current service cost	2,025	-	278	2,303	2,347
Social security charges on service cost	-	-	-	-	-
Interest costs	1,350	-	101	1,451	1,546
Settlements/curtailments	(22)	(266)	(23)	(311)	(333)
Benefits paid from plan assets	(1,092)	-	(2)	(1,094)	(707)
Benefits paid from reimbursement rights	-	-	-	-	-
Benefits paid from internal reserve	(318)	-	(145)	(463)	(187)
Actuarial gains and losses generated in the year	13,490	-	390	13,880	1,503
Past service cost	392	-	-	392	(3,829)
Other	-	-	-	-	23
Closing balance	**42,613**	**-**	**2,906**	**45,519**	**29,165**

5.3.4.7 Movements in plan assets

(in thousands of euros)	2005				2004 pro forma
	Post-employment benefits		Other long-term benefits	Total	
	Pension plans	Other plans			
Opening balance (pro forma)	25,295	-	52	25,347	19,042
Exchange differences	119	-	-	119	(29)
Change in scope of consolidation	-	-	-	-	4,105
Contributions from plan members	230	-	-	230	270
Expected return on plan assets	1,271	-	2	1,273	1,142
Settlements/curtailments	(22)	-	(23)	(45)	-
Transfers (from) / to unrecognised assets	-	-	-	-	-
Contributions paid by employer	1,886	-	(4)	1,882	800
Benefits paid from plan assets	(1,092)	-	(2)	(1,094)	(706)
Gains and losses generated in the year	1,641	-	1	1,642	723
Past service cost	-	-	-	-	-
Closing balance	**29,328**	**-**	**26**	**29,354**	**25,347**

5.3.4.8 Breakdown of plan assets

(in thousands of euros)	2005				2004 pro forma			
	Shares	Bonds	Other [1]	Total	Shares	Bonds	Other [1]	Total
Europe (excluding UK)	7,344	13,910	3,313	24,567	5,990	12,630	2,872	21,492
United Kingdom	4,090	250	372	4,712	3,246	377	151	3,774
Asia - Pacific - Africa	60	15	-	75	65	16	-	81
Total	**11,494**	**14,175**	**3,685**	**29,354**	**9,301**	**13,023**	**3,023**	**25,347**

(1) Property, cash and other.

▶ 5.4 Share-based payments

Since 1999, the Board of Directors of Mayroy S.A. (Ipsen S.A.'s parent company) has granted stock options to some employees and senior executives of the Group at an agreed exercise price.

Holders of options over Mayroy S.A. shares will be given a put option over the Mayroy shares they obtain when they exercise their options. Mayroy shares issued and sold back to Mayroy S.A. will be exchanged for shares in Ipsen S.A. plus a cash balance.

On 14 November 2005, the Board of Directors of Ipsen S.A. established a new stock option plan for the same category of beneficiaries (see note 5.4.2) and a bonus share plan for senior executives (see note 5.4.3).

5.4.1 Stock options plans granted by the parent company Mayroy S.A.

5.4.1.1 Attributes of the stock option plans

	PLANS										
	Before 7 November 2002				After 7 November 2002						
	1a	1b	1c	1d	3a	2a	2b	2c (Tr. 1)	2c (Tr. 2)	2c (Tr. 3)	3b
Date of grant by Board of Directors	10/11/1999	31/05/2000	03/10/2001	18/12/2003	13/02/2004	05/12/2002	18/12/2003	25/03/2004	25/03/2004	25/03/2004	22/07/2004
Vesting date	10/11/2004	31/05/2005	03/10/2005	18/12/2007	13/02/2008	05/12/2006	31/12/2007	31/12/2009	31/12/2008	31/12/2009	22/07/2008
Expiration date of the plan	10/11/2009	31/05/2010	03/10/2011	18/12/2013	13/02/2014	05/12/2012	31/12/2013	25/03/2014	25/03/2014	25/03/2014	22/07/2014
Number of options granted	20,000	6,150	24,025	3,500	15,750	2,760	2,760	7,360	2,760	2,760	250
Share entitlement per option	27	27	27	25	25	27	27	27	27	27	25
Exercise price	€11.28	€11.28	€12.03	€27.20	€27.20	€24.44	€24.44	€24.44	€24.44	€24.44	€27.20
Performance condition	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

5.4.1.2 Trends in options outstanding

Movements in options outstanding:

(number of options)	2005	2004 pro forma
Opening balance	79,375	52,195
Options granted	-	28,880
Options exercised	(775)	-
Options forfeited	(1,250)	(1,700)
Options expired	-	-
Closing balance	**77,350**	**79,375**

Breakdown of closing balance:

(number of options)	2005	2004 pro forma
Plans before 7 November 2002		
1a	17,100	17,100
1b	4,350	4,975
1c	18,450	19,600
Plans after 7 November 2002		
1d	3,500	3,500
3a	15,300	15,550
2a	2,760	2,760
2b	2,760	2,760
2c (Tr. 1)	7,360	7,360
2c (Tr. 2)	2,760	2,760
2c (Tr. 3)	2,760	2,760
3b	250	250
TOTAL	**77,350**	**79,375**

5.4.1.3 Valuation of plans

Plans granted after 7 November 2002 are valued as follows (see paragraph 20.1, note 3.20 to the 2005 consolidated financial statements):

	Plans after 7 November 2002								
(in thousands of euros)	1d	3a	2a	2b	2c (Tr. 1)	2c (Tr. 2)	2c (Tr. 3)	3b	TOTAL
Opening value	1,020	4,532	783	772	2,112	777	792	73	10,861
Charge for the year	255	1,101	196	193	423	194	158	18	2,538

	Plans after 7 November 2002							
Main assumptions	1d	3a	2a	2b	2c (Tr. 1)	2c (Tr. 2)	2c (Tr. 3)	3b
Valuation method used	Black and Scholes revised							
Value of shares on grant date	€27.20	€27.20	€24.44	€24.44	€24.44	€24.44	€24.44	€27.20
Exercise price	€27.20	€27.20	€24.44	€24.44	€24.44	€24.44	€24.44	€27.20
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of option	7.0 years	7.0 years	7.0 years	7.0 years	7.9 years	7.4 years	7.9 years	7.0 years
Turnover	0%	0%	0%	0%	0%	0%	0%	0%
Discount rate	4.1%	3.8%	4.3%	4.1%	3.6%	3.6%	3.6%	4.0%
Fair value per option	**€11.66**	**€11.51**	**€10.51**	**€10.36**	**€10.63**	**€10.43**	**€10.63**	**€11.61**

5.4.2 Stock option plans granted by Ipsen S.A.

5.4.2.1 Attributes of the stock option plans

	Plan of 14 November 2005
Date of grant by Board of Directors	06/12/2005
Vesting date	06/12/2009
Expiration date of the plan	06/12/2015
Number of options granted	327,000
Share entitlement per option	1
Exercise price	€22.20
Performance condition	N/A

5.4.2.2 Trends in options outstanding

The number of options outstanding at 31 December 2005 is the same as the number of options granted by the Board of Directors on 14 November 2005, i.e. 327,000 options.

5.4.2.3 Valuation of plan

(in thousands of euros)	Plan of 14 Nov. 2005
Opening value	2,727
Charge for the year	47

Main assumptions

Valuation method used	Black and Scholes revised
Value of shares on grant date	€22.20
Exercise price	€22.20
Expected volatility	35%
Average life of option	7
Turnover	0%
Discount rate	3.14%
Fair value per option	**€8.34**

5.4.3 Bonus share plans

On 14 November 2005, the Board of Directors granted a total of 23,000 bonus shares to the Chairman and Chief Executive Officer of the Company and to some senior executives, contingent upon the Group's achievement of certain performance conditions.

6 ▶ Depreciation, amortisation, provisions and impairment losses

▶ 6.1 Net charge to depreciation, amortisation, provisions and impairment losses recognised as operating expenses

(in thousands of euros)	2005 pro forma	2004 pro forma
Intangible assets	(4,274)	(3,691)
Property, plant & equipment	(25,831)	(25,039)
Sub-total non-current assets [A]	**(30,105)**	**(28,730)**
Impairment losses on non-current assets	(500)	-
Total non-current assets [B]	**(30,605)**	**-**
Retirement benefit obligation	(1,176)	(753)
Long-term provisions	1,169	2,522
Total provisions [C]	**(7)**	**1,769**
Total charge excluding current assets [D = A+B+C]	**(30,612)**	**(26,961)**
Inventories	2,569	125
Trade receivables and other current assets	(1,475)	(387)
Total current assets [E]	**1,094**	**(262)**
Total [F = D+E]	**(29,518)**	**(27,223)**
Goodwill impairment losses [G]	-	(10,757)
TOTAL [H = F+G]	**(29,518)**	**(37,980)**

▶ 6.2 Depreciation, amortisation and impairment losses included in the cash flow statement

The following table shows the amount of amortisation, depreciation and impairment losses added back to determine gross cash flow from operations:

(in thousands of euros)	2005 pro forma	2004 pro forma
Operating - excluding current assets (see note 6.1 [D])	30,612	26,961
Financial	(9)	(312)
Total	**30,603**	**26,649**

Operating amortisation, depreciation and impairment losses relating to current assets (net charge of €1,094 thousand in 2005 and €(262) thousand in 2004) are shown as changes in working capital and calculated on the basis of net book values.

▶ 6.3 Breakdown of net charge to depreciation, amortisation and impairment losses on non-current assets

(in thousands of euros)	2005 pro forma	2004 pro forma
Cost of goods sold	(14,237)	(13,872)
Research and Development expenses	(6,931)	(6,309)
Selling expenses	(5,398)	(5,048)
General expenses	(3,539)	(3,501)
Total (see note 6.1 (A))	**(30,105)**	**(28,730)**

7 ▶ Restructuring costs

In 2004, this item included all restructuring costs connected with the discontinuation of Hyate:C® production (€8.8 million), and restructuring costs in Spain (€2.0 million).

No restructuring costs were recognised in 2005.

The income appearing on this line item (€0.5 million) represents the reversal of an unused provision taken in 2004.

8 ▶ Income tax

▶ 8.1 Tax charge

8.1.1 Breakdown of the tax charge

(in thousands of euros)	2005 pro forma	2004 pro forma
Current taxes	(38,925)	(42,959)
Deferred taxes	4,717	920
Actual tax charge	**(34,208)**	**(42,039)**

8.1.2 Effective tax rate

(in thousands of euros)	2005	2004
Net profit from continuing operations	144,591	105,156
Income taxes	(34,208)	(42,039)
Pre-tax profit from continuing operations	178,799	147,195
Effective tax rate	19.1%	28.6%

8.1.3 Reconciliation between the actual tax charge and theoretical tax charge

The following table shows a reconciliation between the effective tax charge and the theoretical charge based on pre-tax profit from continuing operations taxed at the standard French rate of 34.93% in 2005 and 35.43% in 2004.

(in thousands of euros)	2005	2004
Pre-tax profit from continuing operations	178,799	147,195
Group tax rate	34.93%	35.43%

Theoretical tax charge	(62,454)	(52,151)
Increase/decrease in the tax charge arising from:		
- Tax credits	8,889	4,200
- Non-recognition of tax effect of certain losses arising during the year	(578)	(357)
- Utilisation of tax losses not recognised as deferred tax assets	4,000	455
- Other permanent differences	15,935	5,814
Actual tax charge	**(34,208)**	**(42,039)**

At 31 December 2005, the effective tax rate was 19.1% of pre-tax profit from continuing operations, compared with 28.6% for 2004. The improvement in 2005 was due to the non-recurring recognition of deferred tax assets and the use of previously unrecognised tax assets in the UK, Dutch and Italian subsidiaries following an improvement in their earnings. Excluding these non-recurring items, which amounted to €8.8 million, the effective tax rate for 2005 would have been 24.0%. In 2004, the Group did not recognise any deferred tax assets and only used a insignificant amount of tax assets previously unrecognised within continuing operations.

Other contributory factors to the decrease in the 2005 effective tax rate were:

- €21.5 million of milestone payments received were liable to a lower rate of taxation, compared with only €7.5 million in 2004;
- Research tax credits of €9.0 million were received in France, Spain, Ireland, the UK and the USA compared with only €4.3 million in 2004.

▶ 8.2 Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities in 2005:

(in thousands of euros)	2004 pro forma	Movements during the year: Cumulative translation reserve (A)	Movements (B)	Expense / income in the income statement (C)	2005
Deferred tax assets	8,235	73	(286)	5,074	13,096
Deferred tax liabilities	(862)	(3)	(136)	(357)	(1,358)
Net assets	**7,373**	**70**	**(422)**	**4,717**	**11,738**

9 ▶ Discontinued operations

In October 2005, the Group sold its primary care business in Spain (see paragraph 20.1, note 1.3 to the 2005 consolidated financial statements).

The transactions was treated in accordance with IFRS 5.

In the income statement, all transactions relating to this business have been grouped together in a single line item entitled "discontinued operations" (see note 9.2).

In the balance sheet, the assets and liabilities comprising the business have been grouped together in two line items entitled "assets of discontinued operations" and "liabilities of discontinued operations".

In the statement of cash flows, all items related to these operations have been grouped together in a single line item.

The 2004 income statement has been restated to provide comparable data from one year to the next.

The table in note 9.1. below shows a reconciliation of the 2004 published income statement with the 2004 restated income statement published in 2005.

▶ 9.1 Reconciliation of 2004 published income statement with 2004 income statement restated for IFRS 5

(in thousands of euros)	December 2004 published in 2004	Restatements for IFRS 5	December 2004 restated and published in 2005
Net sales	767,825	(16,286)	751,539
Other revenue	63,287	-	63,287
Total revenue	**831,112**	**(16,286)**	**814,826**
Cost of goods sold	(173,832)	8,174	(165,658)
Research and Development expenses	(143,243)	16	(143,227)
Selling, general and administrative expenses	(337,182)	6,792	(330,390)
Other operating income and expenses	2,123	-	2,123
Restructuring costs	(10,840)	404	(10,436)
Impairment losses	(10,757)	-	(10,757)
Operating income	**157,381**	**(900)**	**156,481**
Investment revenue	2,184	-	2,184
Cost of financing	(11,004)	-	(11,004)
Net finance cost	**(8,820)**	**-**	**(8,820)**
Other financial income and expense	(466)	-	(466)
Income tax	(42,134)	95	(42,039)
Net profit from continuing operations	**105,961**	**(805)**	**105,156**
Discontinued operations	11,943	805	12,748
Net profit for the period	**117,904**	**-**	**117,904**
- attributable to equity holders of the parent	117,638	-	117,638
- attributable to minority interests	266	-	266

▶ 9.2 Breakdown of discontinued operations in the income statement

In 2005, this line item breaks down as follows:

(in thousands of euros)	2005
- Gain on sale net of restructuring provisions	3,947
- Operating income	831
- Tax	(362)
Discontinued operations	**4,416**

In 2004, as required by IFRS 5, income statement items connected with the disposal of Dynport LLC have been recognised as discontinued operations in a net amount of €11,943 thousand, broken down as follows:

Gain on disposal	€12,494 K
Cost of restructuring caused by the disposal	€(1,784) K
Results of the Company prior to disposal	€1,233 K
Total	**€11,943 K**

Restatement of results of Spanish business sold in 2005 (see note 9.1)	€805 K
Total 2004 restated	**€12,748 K**

10 ▶ Goodwill

▶ 10.1 Net Goodwill carried in the balance sheet

Movements during the year:

(in thousands of euros)	2004 pro forma	Movements during the year			2005
		Increases	Decreases	Exchange differences	
Gross	199,201	-	-	299	199,500
Impairment losses	(10,365)	-	-	(299)	(10,664)
Net Goodwill	**188,836**	-	-	-	**188,836**

Gross Goodwill carried on the balance sheet at 31 December 2005 breaks down as follows:

- €135,321 thousand arising on the Group's acquisition of SCRAS and its subsidiaries on 17 December 1998;
- €10,664 thousand arising on the acquisition of Sterix Ltd;
- €53,515 thousand arising on the acquisition of BB et Cie (and indirectly Cara Partners).

There were no indications of impairment in 2005 and the value of Goodwill therefore remains unchanged (save for exchange differences).

▶ 10.2 Impairment of Goodwill

No impairment losses were recognised in 2005. The impairment loss recognised in 2004 concerned the Goodwill relating to Sterix Ltd.

11 ▶ Intangible assets, net

▶ 11.1 Movements

(in thousands of euros)	2004 pro forma	Movements during the year: Increases	Decreases	Change in scope of consolidation	Exchange differences	Transfer to discontinued operations	Other movements	2005
Intangible assets	64,595	6,120	(914)	-	51	(562)	1,803	71,093
Assets in progress	-	282	-	-	-	-	(17)	265
Advance payments	920	1,542	-	-	1	-	(497)	1,966
Cost	65,515	7,944	(914)	-	52	(562)	1,289	73,324
Cumulative amortisation	(18,731)	(3,974)	867	-	(18)	384	(268)	(21,740)
Cumulative impairment losses	(11,563)	(300)	-	-	-	-	79	(11,784)
Net	**35,221**	**3,670**	**(47)**	**-**	**34**	**(178)**	**1,100**	**39,800**

▶ 11.2 Breakdown by asset type

(in thousands of euros)	2005 Cost	2005 Amortisation & impairment [1]	2005 Net	2004 pro forma Cost	2004 pro forma Amortisation & impairment [1]	2004 pro forma Net
Brands and trademarks	21,567	(8,957)	12,610	21,674	(8,660)	13,014
Licences	17,048	(3,123)	13,925	14,101	(1,968)	12,133
Patents	5,799	(3,780)	2,019	3,571	(3,499)	72
Know-how	8,153	(922)	7,231	8,216	(985)	7,231
Software	16,376	(14,725)	1,651	14,784	(13,156)	1,628
Purchased Goodwill	1,907	(1,905)	2	1,920	(1,918)	2
Other intangible assets	243	(112)	131	329	(108)	221
Intangible assets in progress	265	-	265	-	-	-
Advance payments	1,966	-	1,966	920	-	920
Total	**73,324**	**(33,524)**	**39,800**	**65,515**	**(30,294)**	**35,221**
Of which impairment losses [1]		**(11,784)**			**(11,563)**	

(1) Impairment losses at 31 December 2005 comprised €8,957 thousand for brands and trademarks, €922 thousand for know-how, and €1,905 thousand for purchased Goodwill.

12 ▶ Property, plant & equipment, net

▶ 12.1 Breakdown by asset type

(in thousands of euros)	2004 pro forma	Movements during the year						2005
		Increases	Decreases	Change in scope of consolidation	Exchange differences	Transfer to discontinued operations	Other movements	
Land	17,935	33	-	-	561	-	(1,266)	17,263
Buildings	142,130	710	(67)	-	3,532	-	5,493	151,798
Plant & equipment	171,926	6,800	(4,535)	-	3,185	(5,205)	2,991	175,162
Other assets	74,222	8,347	(6,985)	-	1,009	(385)	1,038	77,246
Assets in progress	8,888	19,713	-	-	34	(882)	(8,962)	18,791
Advance payments	147	876	-	-	1	-	(581)	443
Cost	415,248	36,479	(11,587)	-	8,322	(6,472)	(1,287)	440,703
Depreciation	(237,436)	(25,960)	10,277	-	(2,973)	2,788	595	(252,709)
Impairment losses	-	-	129	-	6	-	(360)	(225)
Net	**177,812**	**10,519**	**(1,181)**	**-**	**5,355**	**(3,684)**	**(1,052)**	**187,769**

Fair value adjustments made to land following the Group's acquisition of SCRAS S.A.S. and its subsidiaries on 17 December 1998 and its acquisition of Beaufour, Beaufour et Compagnie totalled €3,286 thousand.

The increase in property, plant & equipment was mainly due to the Group's capital expenditure on a new quality control laboratory in the United Kingdom, as well as other recurring capital expenditure in various Group entities.

▶ 12.2 Breakdown of property, plant & equipment, net of depreciation, by currency

The breakdown by currency of property, plant and equipment, net of depreciation, is as follows:

	2005		2004 pro forma	
	Closing rate	€ thousands	Closing rate	€ thousands
Euro	-	108,225	-	107,564
US dollar	1.1797	18,453	1.3621	15,827
Pound sterling	0.68533	47,772	0.70505	40,798
Swiss franc	1.5551	1,979	1.5429	2,055
Chinese yuan renminbi	10.133755	9,661	11.273421	9,698
Other currencies	-	1,679	-	1,870
Total		**187,769**		**177,812**

13 ▶ Equity investments

▶ 13.1 Movements

(in thousands of euros)	2004 pro forma	Movements during the year					2005
		Acquisitions and increases (A)	Capital reductions (B)	Change in scope of consolidation (C)	Exchange differences (D)	Other movements (E)	
Investments in non-consolidated companies	24,608	-	-	-	392	-	25,000
Impairment losses	(21,605)	(348)	-	-	(391)	-	(22,344)
Net book value	**3,003**	**(348)**	**-**	**-**	**1**	**-**	**2,656**

▶ 13.2 Breakdown of equity investments

Equity investments are investments in companies in which the Group owns at least 15% of the share capital, but which are not consolidated.

(in thousands of currency units)	Registered office	% voting rights held	NBV of investment (euros) 31 Dec. 2005	NBV of investment (euros) 31 Dec. 2004	Financial data (currency units) Currency	Financial data (currency units) Equity	Financial data (currency units) Net profit for the year	NBV of investment (euros)
Sofarm Eurl	Paris	100.00	8	8	EUR	8	-	8
Technopolis Gie	Paris	27.00	306	306	EUR	1 110	(36)	300
Sutrepa S.a.r.l	Paris	100.00	8	8	EUR	8	-	8
Montana Ltd	Cork (Ireland)	100.00	-	-	EUR	-	-	-
Octagen Corporation	PA (USA)	21.45	126	126	USD	387	(434)	70
Linnea Inc.	PA (USA)	50.00	-	-	USD	51	3	22
Ipsen Pty Ltd	Victoria (Australia)	100.00	28	27	AUD	455	116	282
Beaufour Ipsen Mexico S.DE R.L. de C.V.	Mexico (Mexico)	100.00	-	-	MXN	-	-	-
Ly Yuan Ginkgo Company Ltd	Tancheng (China)	37.50	482	482	RMB	7,450	141	294
Pizhou Zhong Da Ginkgo Co. Ltd	Pizhou (China)	35.80	284	284	RMB	5,411	280	204
Spirogen Ltd	Isle of Wight (UK)	17.10	1,383	1,731	GBP	5,789	(740)	1,445
Specwood Ltd	London (UK)	100.00	-	-	GBP	-	-	-
Pothold Ltd	London (UK)	100.00	-	-	GBP	-	-	-
Petersfield Ltd	Hong Kong (HK)	50.00	31	31	HKD	4,117	2,541	225
Suraypharm S.a.r.l	Paris	100.00	-	-	EUR	-	-	-
Socapharm S.a.r.l	Paris	100.00	-	-	EUR	-	-	-
Total			**2,656**	**3,003**				

▶ 13.3 Information on non-consolidated companies

The following table shows aggregated data for non-consolidated companies at 31 December 2005 (taken at 100%):

(in thousands of euros)	Sales	Operating income	Net profit	Equity	Total assets
Companies more than 50%-owned	-	114	71	298	678
Companies 50%-owned	4,487	271	266	493	535
Companies less than 50%-owned	2,700	(1,418)	(1,428)	11,236	11,675
Total	**7,187**	**(1,033)**	**(1,091)**	**12,027**	**12,888**

14 ▶ Net gains or losses on disposal of non-current assets

(in thousands of euros)	2005 pro forma	2004 pro forma
Capital gains or losses on disposal of intangible assets	47	82
Capital gains or losses on disposal of property, plant & equipment	185	241
Capital gains or losses on disposal of equity investments	-	(12,494)
Total	**232**	**(12,171)**

15 ▶ Other non-current financial assets

(in thousands of euros)	2004 pro forma	Movements during the year					2005
		Other cash flows related to investing activities (A)	Change in plan assets (B)	Change in scope of consolidation (C)	Exchange differences (D)	Other (E)	
Loans	76	463	-	-	-	(15)	524
Deposits and other financial assets	1,481	(37)	-	-	45	(500)	989
Loans, receivables and other assets	1,557	426	-	-	45	(515)	1,513
Net assets of post-employment benefit plans [1]	735	-	423	-	-	-	1,158
Financial assets at fair value	735	-	423	-	-	-	1,158
Total other non-current assets	**2,292**	**426**	**423**	**-**	**45**	**(515)**	**2,671**

(1) See note 5.3.4.3.

16 ▶ Working capital items

▶ 16.1 Movements

(in thousands of euros)	2004 pro forma	Movements during the year							2005
		Change in w/cap related to operating activities (A)	Change in w/cap related to investing activities (B)	Change in w/cap related to financing activities (C)	Change in scope of consolidation	Transfer to discontinued operations	Exchange differences	Other movements	
Inventories	71,464	5,315	-	-	-	(2,746)	403	(46)	74,390
Trade receivables	160,137	6,755	-	-	-	(3,175)	520	444	164,681
Trade payables	(99,332)	(9,192)	-	-	-	1,427	(807)	859	(107,045)
Current tax assets	2,245	8,374	-	-	-	-	41	291	10,951
Current tax liabilities	(8,910)	6,736	-	-	-	-	(49)	-	(2,223)
Current assets	32,783	11,437	50	-	-	-	317	(1,639)	42,948
Current derivative financial instruments	-	-	-	-	-	-	-	18	18
Other current assets	32,783	11,437	50	-	-	-	317	(1,621)	42,966
Other current liabilities	(90,009)	(33,312)	7,574	1,335	-	915	(699)	671	(113,525)
Interest on other financial liabilities [1]	(752)	-	-	(181)	-	-	-	95	(838)
Total	**67,626**	**(3,887)**	**7,624**	**1,154**	**-**	**(3,579)**	**(274)**	**693**	**69,357**

(1) The change in interest on other financial liabilities is shown in note 20.1.

▶ 16.2 Breakdown

16.2.1 Inventories

(in thousands of euros)	2005	2004 pro forma
Raw materials and supplies	22,259	24,441
Work in progress	17,522	14,089
Finished goods	34,609	32,934
Total	**74,390**	**71,464**

16.2.2 Other current assets

(in thousands of euros)	2005	2004 pro forma
Advance payments to suppliers	1,303	2,109
Receivables relating to sale of non-current assets	80	30
VAT recoverable	17,225	12,544
Other operating receivables	14,833	10,602
Other assets	2,040	2,000
Prepayments	7,467	5,498
Derivative financial instruments	18	-
Total	**42,966**	**32,783**

16.2.3 Other current liabilities

(in thousands of euros)	2005	2004 pro forma
VAT payable	8,428	2,319
Other current tax liabilities	12,992	9,914
Employee-related liabilities	49,259	40,303
Amounts due to non-current asset suppliers	12,192	18,592
Other liabilities	8,119	8,376
Deferred income	22,535	10,505
Total	**113,525**	**90,009**

17 ▶ Cash and cash equivalents

▶ 17.1 Net cash and cash equivalents

17.1.1 Opening net cash and cash equivalents

(in thousands of euros)	Consolidated balance sheet at 1 January 2005 pro forma	Consolidated balance sheet at 1 January 2004 pro forma
Cash and cash equivalents - assets	94,321	102,501
Bank overdrafts - liabilities	(1,558)	(2,776)
Opening net cash and cash equivalents	**92,763**	**99,725**

17.1.2 Closing net cash and cash equivalents

(in thousands of euros)	Consolidated balance sheet at 31 December 2005	Consolidated balance sheet at 31 December 2004 pro forma
Cash and cash equivalents - assets	202,034	94,321
Bank overdrafts - liabilities	(1,470)	(1,558)
Closing net cash and cash equivalents	**200,564**	**92,763**

▶ 17.2 Breakdown of cash and cash equivalents

Breakdown of cash and cash equivalents:

(in thousands of euros)	2005	2004 pro forma
Cash on hand	19,060	21,734
Short-term investments	174,458	68,493
Interest-bearing deposits	8,516	4,094
Cash and cash equivalents	**202,034**	**94,321**

Short-term investments comprise investments in risk-free mutual funds (mostly money market SICAVs or similar funds) which are carried at cost. Unrealised capital gains at the reporting dates were not material.

Short-term investments are immediately realisable. No interest bearing deposits held at 31 December 2005 matured after the end of January 2006.

18 ▶ Consolidated equity

See paragraph 20.1, note 20 to the 2005 consolidated financial statements.

▶ 18.1 Earnings per share

Earnings per share is calculated on the weighted average number of shares outstanding during the year.

Movements in the number of shares in issue during 2005 are shown in chapter 20.1, note 20.6 to the 2005 consolidated financial statements.

18.1.1 Basic earnings per share on continuing operations

		2005 pro forma	2004 pro forma
Net profit on continuing operations attributable to equity holders of the parent (in thousands of euros)	(a)	144,222	104,890
Average number of shares in issue during the year	(b)	67,418,123	58,605,000
Basic earnings per share on continuing operations (in euros)	**(a) / (b)**	**2.14**	**1.79**

18.1.2 Basic earnings per share on discontinued operations

		2005 pro forma	2004 pro forma
Net profit from discontinued operations attributable to equity holders of the parent (in thousands of euros)	(a)	4,416	12,748
Average number of shares in issue during the year	(b)	67,418,123	58,605,000
Basic earnings per share on discontinued operations (in euros)	**(a) / (b)**	**0.06**	**0.22**

18.1.3 Basic earnings per share

		2005 pro forma	2004 pro forma
Net profit attributable to equity holders of the parent (in thousands of euros)	(a)	148,638	117,638
Average number of shares in issue during the year	(b)	67,418,123	58,605,000
Basic earnings per share (in euros)	**(a) / (b)**	**2.20**	**2.01**

▶ 18.2 Diluted earnings per share

The Mayroy stock options and the stock option plan granted by Ipsen on 14 November 2005 were not dilutive at 31 December 2005.

The bonus shares granted are contingent upon the Group's achievement of certain performance conditions and were therefore not dilutive at 31 December 2005.

Diluted earnings per share is therefore the same as basic earnings per share.

▶ 18.3 Dividends

Dividends paid by Ipsen S.A. are as follows:

(in thousands of euros)	2005 pro forma	2004 pro forma
Dividend payout (in euros)	29,302,500	91,900,000
Number of shares on the payment date	29,302,500	29,302,500
Dividend per share (in euros)	**1**	**3.14**

19 ▶ Provisions

▶ 19.1 Movements

(in thousands of euros)	2004 pro forma	Movements during the year						2005
		Charges	Discounting	Reversals		Exchange differences	Transfer to discontinued operations	
				Used	Released			
Business and operating risks	5,199	241	-	(1,039)	-	-	(124)	4,277
Legal risks	5,772	5,264	-	(3,475)	-	40	(884)	6,717
Restructuring	2,916	-	-	(1,620)	(530)	81	(404)	443
Interest rate risk	535	-	-	(535)	-	-	-	-
Other	148	6	-	(16)	-	-	-	138
Total	**14,570**	**5,511**	**-**	**(6,685)**	**(530)**	**121**	**(1,412)**	**11,575**
- current	4,240	2,716	-	(2,794)	(530)	81	(404)	3,309
- non-current	10,330	2,795	-	(3,891)	-	40	(1,008)	8,266

At 31 December 2005, provisions comprised:

- **Business and operating risks**
- €0.7 million for losses on termination of an exclusive licence to develop and distribute a product from the Group's research portfolio, pursuant to a partnership agreement signed in 2003;
- €3.6 million for costs that the Group might have to pay to resolve various commercial disputes, each one being limited in impact.

- **Legal risks**
- €0.9 million for the risk of tax reassessment in the Group's various subsidiaries;
- €2.9 million for additional taxes which the Group may have to pay;
- €2.1 million for costs that the Group may incur with respect to industrial tribunal disputes;
- €0.8 million for other legal risks.

- **Restructuring costs**

This item comprises restructuring costs connected with the discontinuation of Hyate:C® in 2004.

▶ 19.2 Impact on results

(in thousands of euros)	Charges	Releases	Net impact
Operating income	5,511	(530)	4,981
Other financial income and expenses	-	-	-
Net profit – expense/(income)	**5,511**	**(530)**	**4,981**

20 ▶ Bank loans and financial liabilities

▶ 20.1 Movements

(in thousands of euros)	2004 pro forma	Additions (A)	Repayments (B)	Net change in short-term borrowings (C)	Net change in interest (D)	Movements (E)	Change in scope of consolidation (F)	Exchange differences (G)	2005
Bank loans	215,010	12,152	(189,868)	-	-	(22)	-	479	37,751
Other financial liabilities	12,455	900	-	-	365	1,788	-	-	15,508
Non-current	227,465	13,052	(189,868)	-	365	1,766	-	479	53,259
Bank loans	10,171	-	-	(3,095)	-	-	-	(2)	7,074
Derivative financial instruments	-		-	-	-	*294*	-	-	*294*
Other financial liabilities	*892*	-	*(101)*	-	*(181)*	*856*	-	-	*1,466*
Financial liabilities	892	-	(101)		(181)	1,150	-	-	1,760
Current	11,063	-	(101)	(3,095)	(181)	1,150	-	(2)	8,834
Total	**238,528**	**13,052**	**(189,969)**	**(3,095)**	**184**	**2,916**	**-**	**477**	**62,093**

In 2005, drawdowns on the credit lines were reduced to €180.0 million following receipt of the proceeds from the initial public offering (€191.8 million) in December 2005. However, the lines are still available up to a maximum of €275.6 million at 31 December 2005.

In November 2003, Ipsen S.A. and some of its subsidiaries signed a series of supplemental utilisation agreements governing their use of the five-year credit lines totalling €315.0 million arranged by the parent company Mayroy. Mayroy SA was required to guarantee all drawdowns made by its subsidiaries under the agreements. The main purpose of these credit lines was to refinance early repayment of a syndicated loan, the balance of which amounted to €231.4 million, arranged by Ipsen S.A. at the time of the Group's legal restructuring in 1998. During June 2005, Ipsen S.A. signed four bilateral credit agreements totalling €275.6 million for a period of five years. An initial drawdown was made on 30 June 2005 to repay the amounts due under the 2003 credit lines, which were then terminated.

The new credit lines are multi-currency and multi-borrower and can be used in the form of short-term drawdowns from 1 to 12 months at the borrower's initiative, to adapt the Group's borrowings to its cash profile. Ipsen S.A. is required to guarantee drawdowns made by its subsidiaries.

The total sums drawn down must at all times remain below the following maximum limits, which decrease over time:

30/06/2005	€275.6 million
30/06/2006	€241.2 million
30/06/2007	€206.7 million
30/06/2008	€172.3 million
30/06/2009	€137.8 million
30/06/2010	-

At 31 December 2005, a total of €37.7 million was drawn down on the credit lines.

In addition to the customary contractual clauses, these credit lines require the Group to comply with various financial covenants on a consolidated basis on each reporting date. The covenants include a maximum ratio of net debt to equity and a maximum ratio of net debt to EBITDA.

The maximum ratios are as follows:

- Net debt to equity 1
- Net debt to EBITDA 2.5 to 3

At 31 December 2005, the Group complied with these covenants, as shown by the table below.

Ratios		December 2005	December 2004 pro forma
Net debt	(I)	(138,765)	145,765
Equity attributable to equity holders of the parent	(II)	619,766	313,798
EBITDA	(III)	214,867	194,461
Net debt to equity	(I) / (II)	(0.22)	0.46
Net debt to EBITDA	(I) / (III)	(0.65)	0.75

The ratios defined in the credit agreement are calculated as follows:

Net debt (I)	December 2005	December 2004 pro forma
a) Balance sheet debt		
Non-current bank loans	37,751	215,010
Other financial liabilities	15,508	12,455
Current bank loans	7,074	10,171
Financial liabilities	1,760	892
Balance sheet debt (A)	**62,093**	**238,528**
b) Cash and cash equivalents		
Cash and cash equivalents	(202,034)	(94,321)
Bank overdrafts	1,470	1,558
Cash and cash equivalents (B)	**(200,564)**	**(92,763)**
c) Net debt used for calculation of ratio		
Balance sheet debt and cash & cash equivalents (A) + (B)	(138,471)	145,765
Derivative financial instruments	(294)	-
Net debt (I)	**(138,765)**	**145,765**

Equity (II)		
Equity attributable to equity holders of the parent		
Share capital	84,025	571,391
Share premiums and consolidated reserves	420,591	(367,885)
Net profit for the year	119,230	117,638
Cumulative translation reserve	(4,080)	(7,346)
Equity (II)	619,766	313,798

EBITDA (III)		
Net profit for the period	149,007	117,904
- Discontinued operations	(4,416)	(12,748)
- Income taxes	34,208	42,039
- Other financial income and expense	632	466
- Net finance cost	5,918	8,820
Operating income	**185,349**	**156,481**
- Depreciation, amortisation, provisions and impairment losses (note 6.1 (H))	29,518	37,980
EBITDA (III)	**214,867**	**194,461**

In the event of default, the banks have the right to demand early repayment of the credit lines.

▶ 20.2 Breakdown by maturity

The credit lines put in place as part of the refinancing can be utilised in the form of drawdowns of 1 to 12 months. Total drawdowns must comply with the maximum limits set out in note 20.1.

▶ 20.3 Breakdown by currency

The Group's financial liabilities by currency break down as follows:

	2005			2004 pro forma		
(in thousands of euros)	Closing rate	Amount	%	Closing rate	Amount	%
Euro	-	23,977	38.80	-	219,835	92.16
Pound sterling	0.68530	30,714	49.70	0.70505	18,043	7.57
US dollar	1.17970	7,108	11.50	1.3621	-	-
Swiss franc		-	-	1.54290	650	0.27
Sub-total	-	61,799	100.00		238,528	100.00
Derivative financial instruments		294				
Total long-term financial liabilities		**62,093**	**-**		**238,528**	**-**

▶ 20.4 Collateralised debt

At 31 December 2005, the Group had not granted any interest in collateral against its borrowings.

21 ▶ Derivative financial instruments

▶ 21.1 Interest rate risk

In 1998, the interest rate risk on the floating rate syndicated loan was partially hedged through floating to fixed-rate swaps maturing in 2006. The hedges were left in place following the refinancing, and no new hedges were put in place. The swaps are no longer treated as interest rate hedges. The following table shows movements in the swaps over future periods:

Semi-fixed payer swaps *(in thousands of euros)*	Maturity 2006
Nominal	15,245
Market value at 31 December 2005	(161)

The semi-fixed swap gives a rate of 3.94% or 4.35% if Euribor is higher than that.

The market value of the swaps at 30 June 2005 was €(161) thousand, which represents the sum the Group would have to pay on the reporting date to close out the swaps, taking account of unrealised losses. However, the market value is likely to fluctuate in the future in line with trends in interest rates.

▶ 21.2 Exchange rate risk

The Group uses derivative instruments to manage its operational exchange rate risk. Invoices issued by its subsidiaries in foreign currencies are hedged against exchange rate risk principally through forward currency contracts matching the invoice amounts.

	Fair value of items recognised in the balance sheet		Market value at 31 December 2005
	(in thousands of USD)	(in thousands of PLN)	(in thousands of euros)
Forward currency contracts matching invoice amounts	6,685	12,759	(133)
Other forward contracts	2,000	-	18
Total			**115**

▶ 21.3 Derivative financial instruments recognised in the balance sheet

At 31 December 2005, derivative financial instruments recognised in the balance sheet amounted to €276 thousand.

Breakdown:

	2005	
(in thousands of euros)	Financial assets	Financial liabilities
Market value of interest rate instruments (note 21.1)	-	161
Market value of currency instruments (note 21.2)	18	133
Total	**18**	**294**

22 ▶ Information on joint venture companies

▶ 22.1 Balance sheet items

22.1.1 Balance sheet at 31 December 2005

(in thousands of euros)	Non-current assets	Current assets	Non-current liabilities	Current liabilities
Company				
Cara Partners	8,794	6,315	293	7,605
Garnay Inc.	1,225	2,326	-	42
Linnea S.A.	2,151	7,899	775	3,791
Perechin Company	-	6		4
Portpirie Company	-	1	-	-
Saint-Jean d'Illac	2,704	106	104	1,759
Wallingstown Company Ltd	1,603	8,538	368	1,135
Wallingstown Company Ltd	56	31	1	12
Total	**16,533**	**25,222**	**1,541**	**14,348**

22.1.2 Pro forma balance sheet at 31 December 2004

(in thousands of euros)	Non-current assets	Current assets	Non-current liabilities	Current liabilities
Company				
Cara Partners	8,904	7,006	284	8,163
Garnay Inc.	1,102	1,847	-	79
Linnea S.A.	2,055	8,406	717	4,465
Perechin Company	-	12	-	3
Portpirie Company	-	1	-	-
Saint-Jean d'Illac	2,931	225	120	2,631
Wallingstown Company Ltd	1,718	10,729	552	3,932
Wallingstown Company Ltd	71	79	1	5
Total	**16,781**	**28,305**	**1,674**	**19,278**

▶ 22.2 Income statement items

22.2.1 Pro forma income statement for the year ended 31 December 2005

(in thousands of euros)	Sales	Expenses	Share of net profit
Company			
Cara Partners	1,960	(6,341)	6,703
Garnay Inc.	294	(806)	223
Linnea S.A.	8,995	(8,530)	268
Perechin Company	-	(1)	(3)
Portpirie Company	-	-	-
Saint-Jean d'Illac	505	(1,182)	789
Wallingstown Company Ltd	12,965	(4,667)	9,394
Wallingstown Company Ltd	-	(204)	(2)
Total	**24,719**	**(21,731)**	**17,372**

22.2.2 Pro forma income statement for the year ended 31 December 2004

(in thousands of euros)	Sales	Expenses	Share of net profit
Company			
Cara Partners	2,402	(9,875)	4,914
Garnay Inc.	292	(808)	372
Linnea S.A.	9,057	(8,438)	220
Perechin Company	-	(1)	(3)
Portpirie Company	-	-	-
Saint-Jean d'Illac	430	(1,048)	195
Wallingstown Company Ltd	11,350	(4,286)	8,409
Wallingstown Company Ltd	-	(225)	(3)
Total	**23,531**	**(24,681)**	**14,104**

23 ▶ Information on related parties

▶ 23.1 Directors' and senior executives' emoluments

See paragraph 20.1, note 25.1 to the 2005 consolidated financial statements.

▶ 23.2 Transactions with related parties

23.2.1 Pro forma income statement items at 31 December 2005

(in thousands of euros)	Revenue	Operating expenses	Charge to provisions and losses on irrecoverable loans
Parent company	1	(499)	-
Non-consolidated subsidiaries	589	-	348
Joint ventures	7,056	(21,523)	-
Companies over which the Group's executive officers exercise significant influence [1]	-	(1,612)	-
Total	**7,646**	**(23,634)**	**348**

(1) Rents due by certain Group companies to property companies belonging to certain executive officers of the Group.

23.2.2 Pro forma income statement items at 31 December 2004

(in thousands of euros)	Revenue	Operating expenses	Charge to provisions and losses on irrecoverable loans
Parent company	-	-	-
Non-consolidated subsidiaries [1]	nm	nm	1,095
Joint ventures	6,652	(22,079)	-
Companies over which the Group's executive officers exercise significant influence [2]	-	(1,156)	-
Total	**6,652**	**(23,235)**	**1,095**

(1) Amounts not material.

(2) Rents due by certain Group companies to property companies belonging to certain executive officers of the Group.

23.2.3 Balance sheet items at 31 December 2005

(in thousands of euros)	Loans / receivables	Trade receivables	Bank loans / payables	Trade payables
Parent company	-	-	-	-
Non-consolidated subsidiaries	-	32	-	26
Joint ventures	457	1,918	6,145	3,517
Companies over which the Group's executive officers exercise significant influence [1]	-	-	-	482
Total, gross	**457**	**1,950**	**6,145**	**4,025**

(1) Rents due by certain Group companies to property companies belonging to certain executive officers of the Group.

23.2.4 Pro forma balance sheet items at 31 December 2004

(in thousands of euros)	Loans / receivables	Trade receivables	Bank loans / payables	Trade payables
Parent company	-	-	-	-
Non-consolidated subsidiaries [1]	nm	nm	nm	nm
Joint ventures	-	2,159	5,917	3,519
Companies over which the Group's executive officers exercise significant influence [2]	-	-	-	346
Total, gross	0	2,159	5,917	3,865
Less provisions for doubtful debts	-	-	-	-
Total, net	**0**	**2,159**	**5,917**	**3,865**

(1) Amounts not material.

(2) Rents due by certain Group companies to property companies belonging to certain executive officers of the Group.

23.2.5 Off-balance sheet commitments

These comprise rent commitments to companies over which executive officers of the Group exercise significant influence. The total amount of future rent payments due in respect of rented premises amounts to €4.8 million.

24 ▶ Commitments and contingent liabilities

See paragraph 20.1 on the 2005 consolidated financial statements.

25 ▶ Subsequent events

See paragraph 20.1 on the 2005 consolidated financial statements.

26 ▶ Scope of consolidation

The table below shows the following information for all companies included in the scope of consolidation:

- Country of incorporation;
- Place of registered office (State of incorporation for US companies);
- At each year end, the percentage of voting rights and share capital held (these percentages differ where the Group's holding is indirect and held through companies over which it does not have 100% control).

List of companies included in the scope of consolidation at 31 December 2005 and 31 December 2004

▶ 26.1 Fully consolidated companies

Name and legal form at 31 December 2005 and 31 December 2004	Country	Registered office	2005		2004 pro forma	
			% voting rights	% interest	% voting rights	% interest
Ipsen S.A. (parent company)	France	Paris (75)	100.0	100.0	100.0	100.0
Beaufour Srl	Italy	Milan	100.0	100.0	100.0	100.0
BB et Cie S.A.S.	France	Paris (75)	100.0	100.0	100.0	100.0
Beaufour-Ipsen Industrie S.A.S.	France	Dreux (28)	100.0	100.0	100.0	100.0
Beaufour-Ipsen International S.N.C.	France	Paris (75)	100.0	100.0	100.0	100.0
Beaufour Ipsen Korea Ltd	Korea	Seoul	100.0	100.0	100.0	100.0
Beaufour Ipsen Pharma S.A.S.	France	Paris (75)	100.0	100.0	100.0	100.0
Beaufour-Ipsen (Tianjin) Pharmaceutical Co. Ltd. Ltd. 123. Ltd	China	Tianjin	96.0	96.0	96.0	96.0
Biomeasure Inc.	USA	Massachusetts	100.0	100.0	100.0	100.0
Elsegundo Ltd	Ireland	Cork	100.0	100.0	100.0	100.0
Institut für Pharmazeutische undKlinische Forschung GmbH (Intersan)	Germany	Ettlingen	100.0	100.0	100.0	100.0
Ipsen E.P.E.	Greece	Athens	80.0	80.0	80.0	80.0
Ipsen Ltd	UK	London	100.0	100.0	100.0	100.0
Ipsen N.V.	Belgium	Ghent	100.0	100.0	100.0	100.0
Ipsen S.p.A.	Italy	Milan	100.0	100.0	100.0	100.0
Ipsen Biopharm Ltd	UK	Wrexham	100.0	100.0	100.0	100.0
Ipsen Farmaceutica B.V.	Netherlands	Hoofddorp	100.0	100.0	100.0	100.0
Ipsen Inc.	USA	Massachusetts	100.0	100.0	100.0	100.0
Ipsen Pharma Biotech S.A.S.	France	Signes (83)	100.0	100.0	100.0	100.0
Ipsen Pharma GmbH (2)	Germany	Ettlingen	100.0	100.0	100.0	100.0
Ipsen Pharma S.A.	Spain	Barcelona	100.0	100.0	100.0	100.0
Ipsen Pharmaceuticals Ltd	Ireland	Dublin	100.0	100.0	100.0	100.0
Ipsen Poland LLC	Poland	Warsaw	100.0	100.0	-	-
Ipsen Produtos Farmaceuticos S.A.	Portugal	Lisbon	100.0	100.0	100.0	100.0
Ipsen Scandinavia A/S	Denmark	Copenhagen	100.0	100.0	100.0	100.0
Ipsen Manufacturing Ireland Ltd	Ireland	Dublin	100.0	100.0	100.0	100.0
Porton International Inc.	USA	Delaware	100.0	100.0	100.0	100.0
Société de Conseils, de Recherche et d'Applications Scientifiques S.A.S. (SCRAS)	France	Paris (75)	100.0	100.0	100.0	100.0
Sterix Ltd	UK	London	100.0	100.0	100.0	100.0

▶ 26.2 Proportionately consolidated companies

Name and legal form at 31 December 2005 and 31 December 2004	Country	Registered office	2005		2004 pro forma	
			% voting rights	% interest	% voting rights	% interest
Cara Partners	Ireland	Cork	50.0	50.0	50.0	50.0
Garnay Inc.	USA	South Carolina	50.0	50.0	50.0	50.0
Linnea S.A.	Switzerland	Riazzino	50.0	50.0	50.0	50.0
Perechin Unlimited Company	Ireland	Cork	50.0	50.0	50.0	50.0
Portpirie Unlimited Company	Ireland	Cork	50.0	50.0	50.0	50.0
Saint-Jean d'Illac S.C.A.	France	Paris (75)	50.0	50.0	50.0	50.0
Wallingstown Company Ltd	Ireland	Cork	50.0	50.0	50.0	50.0
Wallingstown Company Ltd	Ireland	Cork	50.0	50.0	50.0	50.0

27 ▶ Transition to IFRS

The method of first-time adoption of IFRS at 1 January and 31 December 2004 and comments on accounting treatment are described in note 1.2 to the published IFRS consolidated financial statements for 2004, and in note 28 below.

The impact of first-time adoption of IAS 32 and IAS 39 at 1 January 2005 are described in note 29 below.

28 ▶ Transition to IFRS

This section describes the principles used to prepare the opening IFRS balance sheet at 1 January 2004, the main differences compared with French GAAP previously used, and their impact on the opening and closing balance sheet and on net profit for 2004.

▶ 28.1 Regulatory framework

Under European regulation 1606/2002 of 19 July 2002, the Group is required to prepare its consolidated financial statements for the year ended 31 December 2005 using the international accounting standards effective on 31 December 2005 as endorsed by the European Union. International accounting standards encompass International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and their interpretations as published by the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC).

In preparation for publishing comparative financial statements for 2005, the Group has drawn up 2004 figures presenting the impact of IFRS on:

- the balance sheet on the date of transition, i.e. 1 January 2004, which is the date on which the impact of first-time adoption will be recognised in equity;
- the closing balance sheet at 31 December 2004 and the income statement for 2004.

The 2004 IFRS consolidated financial statements have been prepared in accordance with the provisions of IFRS 1 First-time Adoption of International Financial Reporting Standards, and the standards and interpretations which are compulsory at 31 December 2005.

The Group has elected not to restate its 2004 comparative data for the impact of IAS 32 and 39. Accordingly, in the opening IFRS balance sheet at 1 January 2004 and the IFRS financial statements for 2004, financial instruments have been recognised and accounted for in accordance with existing French GAAP.

▶ 28.2 Basis for first-time adoption of IFRS

28.2.1 General principles

The Group must apply the accounting standards effective on the reporting date of the first IFRS financial statements retrospectively to all periods under review and to the opening balance sheet.

Accordingly, the opening IFRS balance sheet at 1 January 2004 includes the following differences compared with the balance sheet at 31 December 2003 prepared under regulation CRC 99-02:

- Recognition and measurement of all assets and liabilities that meet the definition and conditions required under IFRS, including those which were not recognised under French GAAP;
- Derecognition of all assets and liabilities recognised under French GAAP which do not meet the definitions or conditions required under IFRS;
- Reclassification of certain line items of the balance sheet and income statement as required under IFRS.

The impact of these restatements has been recognised directly in opening equity.

28.2.2 Accounting policies and elections used by the Group

IFRS 3 - Business combinations

Under the exemptions permitted by IFRS 1, business combinations that took place before 1 January 2004 have not been restated retrospectively. Accordingly, IFRS 3 has only been adopted for acquisitions that took place after 1 January 2004. In practice this means that Goodwill existing as of 1 January 2004 has not been restated retrospectively.

In accordance with IFRS 3, Goodwill is no longer amortised but tested for impairment annually and whenever there is an indication that it may be impaired.

IAS 27-28-31 -Scope of consolidation

The Group has elected not to use the option available under IAS 31 to account for its interests in joint ventures using the equity method. These interests have been proportionately consolidated as under French GAAP.

IAS 38 - Intangible assets

Only those intangible assets that meet the definition and conditions set out in IAS 38 have been maintained in the balance sheet. Accordingly, all internally-generated brands, for which the Group had recognised registration costs as an intangible asset, have been derecognised through equity. Only acquired brands are treated as intangible assets and are tested annually for impairment.

Under the French GAAP previously used by the Group, Research and Development costs were expensed as incurred. After analysing its development costs, the Group has not identified any material projects likely to meet the conditions for recognition as an intangible asset under IAS 38. This standard states that development expenditure may only be recognised as an intangible asset if the Group can demonstrate all of the following:

- the technical feasibility of completing the development project;
- how the development expenditures will generate probable future economic benefits;
- its ability to measure reliably the expenditures attributable to the intangible assets during its development.

Due to the risks and uncertainties involved in obtaining regulatory approvals and in the Research and Development process, the conditions for recognising development expenses as an intangible asset are not deemed to be met until marketing approval for the product has been obtained.

IAS 16 - Property, plant and equipment

As permitted by IFRS 1, the Group has elected to use the cost model rather than the revaluation model for accounting for property, plant and equipment in its opening balance sheet.

The provisions of IAS 16 have been applied retrospectively to all classes of property, plant and equipment as of 1 January. Three criteria were analysed for this purpose (cost of asset, age of asset and difference between current depreciation period and useful life), which did not reveal any divergence between IFRS and French GAAP.

On an ongoing basis, the cost method will be used to account for all property, plant and equipment items.

In accordance with IAS 16 and IAS 23, interest on loans contracted to build or acquire items of property, plant & equipment items have been recognised in profit or loss, and not capitalised in the cost of the asset.

The Group has conducted a review of its depreciation schedules compared with the estimated useful lives of its assets, which revealed no discrepancies requiring restatement.

The Group has elected not to recognise a residual value for its property, plant & equipment as almost all of its assets are intended for continuing use until the end of their estimated useful lives.

IAS 17 - Leases

The Group already applies very similar criteria for recognising finance leases as those set out in IAS 17. However, a review of all lease contracts has been conducted, which revealed no discrepancies requiring restatement.

IAS 36 - Impairment of assets

The Group tested its assets for impairment as of 1 January 2004, including Goodwill and other intangible assets with an indefinite useful life, as required by IAS 36 and IFRS 1. No impairment losses were deemed necessary as a similar procedure was already applied under French GAAP.

As part of its transition work, the Group has refined its method of assessing impairment and has defined Cash Generating Units (CGUs) to which its various assets belong.

IAS 2 - Inventories

As required by IAS 2, inventories have been accounted for at the lower of cost and net realisable value, as was the case under French GAAP.

IAS 21 - The Effects of Changes in Foreign Exchange Rates

The Group has elected not to use the option available under IFRS 1 to incorporate the cumulative translation reserve into consolidated reserves as of 1 January. Accordingly, cumulative translation differences at 1 January 2004 have therefore been presented on a separate line item under shareholders' equity.

As required by IAS 21, transactions in foreign currencies, including sales, are translated at the rates prevailing on the transaction date.

IAS 19 - Employee benefits

As part of its transition work and in order to harmonise its accounting methods, the Group performed an exhaustive review of its defined benefit obligation with the assistance of outside actuaries. This review did not reveal any material liability that had not already been recognised by the Group.

The Group has elected to use the option available under IFRS 1 to include actuarial gains and losses arising from pension liabilities existing as of 1 January 2004 in its retirement benefit obligation, recognised directly under equity.

Actuarial gains and losses arising after 1 January 2004 have been recognised prospectively using the corridor method. Under this method, the amount in excess of 10% of the higher of the net obligation or the fair value of the plan's assets is deferred over the remaining working lives of the employees participating in the plan.

As of 1 January 2004, the interest expenses (or income) connected with employee benefit plans will be presented under other financial income and expenses.

IAS 20 - Government grants

Grants received by the Group are treated as deferred income and released to profit or loss over the estimated useful lives of the assets financed.

IFRS 2 - Share-based payments

The Group has elected to use the option available under IFRS 2 to adopt the standard only for those stock option plans granted after 7 November 2002 and which had not vested on 1 January 2005. The liability has been evaluated by an outside consultant using the Black and Scholes method.

IAS 12 - Deferred taxes

There are no differences between the accounting methods applied under French GAAP and those set out in IAS 12.

IAS 37 - Provisions, Contingent Liabilities and Contingent Assets

There are no differences between the accounting methods applied under French GAAP and those set out in IAS 37.

▶ 28.3 Impact of transition to IFRS at 1 January 2004 and 31 December 2004

28.3.1 Impact on equity at 1 January 2004 and 31 December 2004

(in thousands of euros)	Equity at 1 January 2004 [1]	2004 net profit	Dividends	Stock options	Exchange differences	Impact of pro forma restatements	Other movements	Equity at 31 December 2004 [1]
French GAAP	311,653	108,976	(92,019)	-	(2,741)	(15,232)	58	310,695
Employee benefits (IAS 19 and IFRS 1)	(2,344)	710	-	-	(78)	-	206	(1,506)
Business combinations (IFRS 3)	-	7,554	-	-	-	-	-	7,554
Total revenue (IAS 18)	(3,878)	3,152	-	-	(2)	-	-	(728)
Share-based payments (IFRS 2)	-	(2,247)	-	2,247	-	-	-	-
Internally-generated intangible assets (IAS 38)	(723)	(125)	-	-	-	-	-	(848)
Government grants (IAS 20)	(969)	-	-	-	-	-	(122)	(1,091)
Total pre-tax impact of IFRS	(7,914)	9,044	-	2,247	(80)	-	84	3,381
Deferred tax effect	1,045	(116)	-	-	-	-	(19)	910
Total post-tax impact of IFRS	(6,869)	8,928	-	2,247	(80)	-	65	4,291
IFRS	304,784	117,904	(92,019)	2,247	(2,821)	(15,232)	123	314,986

(1) Equity includes equity attributable to equity holders of the parent and minority interests.

There were no other impacts on the Group's financial statements for the periods under review.

28.3.2 Impact on the balance sheet at 1 January 2004

French GAAP presentation	French GAAP	IFRS presentation changes [1]	IFRS restatements [2]	IFRS	IFRS presentation
ASSETS		*(in thousands of euros)*			**ASSETS**
Goodwill	135,321	-	-	135,321	Goodwill
Intangible assets	17,266	-	(723)	16,543	Intangible assets, net
- Property, plant & equipment, at cost	372,262	-	-	372,262	- Property, plant & equipment, at cost
- Depreciation and provisions	(213,985)	-	-	(213,985)	- Depreciation and impairment losses
Property, plant & equipment, net	158,277	-	-	158,277	Property, plant & equipment, net
- Investments in & advances to non-consolidated subsidiaries	4,326	(1,067)	-	3,259	- Equity investments
- Other long-term investments	1,546	1,067	559	3,172	- Other non-current financial assets
Long-term investments	5,872	-	559	6,431	Non-current financial assets
		6,513	1,064	7,577	Deferred tax assets
Total fixed assets	316,736	6,513	900	324,149	Total non-current assets
Deferred taxes	6,513	(6,513)	-	-	
Inventories	62,068	-	-	62,068	Inventories
Trade receivables	142,374	-	-	142,374	Trade receivables
		4,107	-	4,107	Current tax assets
Other current assets	35,704	(4,107)	-	31,597	Other current assets
Short-term investments and deposits	87,344	(87,344)	-	-	
Cash	15,157	87,344	-	102,501	Cash and cash equivalents
Current assets	349,160	(6,513)	-	342,647	Total current assets
TOTAL ASSETS	**665,896**	**-**	**900**	**666,796**	**TOTAL ASSETS**

French GAAP presentation	French GAAP	IFRS presentation changes [1]	IFRS restatements [2]	IFRS	IFRS presentation
SHAREHOLDERS' EQUITY & LIABILITIES	*(in thousands of euros)*				**EQUITY & LIABILITIES**
Share capital	571,391	-	-	571,391	Share capital
Consolidated reserves and retained earnings	(256,568)	-	(6,882)	(263,450)	Consolidated reserves and retained earnings
Cumulative translation reserve	(4,227)	-	(1)	(4,228)	Cumulative translation reserve
Total shareholders' equity	**310,596**	-	**(6,883)**	**303,713**	**Equity attributable to equity holders of the parent**
Minority interests	1,057	-	14	1,071	Minority interests
	311,653	-	(6,869)	304,784	Total equity
Provisions for employee benefits	3,522	-	2,903	6,425	Retirement benefit obligation
Provisions for risks and charges	28,209	(951)	(9,681)	17,577	Long-term provisions
Bank borrowings	133,679	-	-	133,679	Bank loans
Other long-term debt	12,871	-	-	12,871	Other financial liabilities
		554	19	573	Deferred tax liabilities
Provisions and long-term liabilities	178,281	(397)	(6,759)	171,125	Total non-current liabilities
Deferred taxes	554	(554)	-		
		951	-	951	Short-term provisions
		957	-	957	Bank loans
Short-term debt	2,273	(957)	-	1,316	Financial liabilities
Trade payables	85,805	-	-	85,805	Trade payables
		16,031	-	16,031	Current tax liabilities
Other current liabilities	84,554	(16,031)	14,528	83,051	Other current liabilities
Bank overdrafts	2,776	-	-	2,776	Bank overdrafts
	175,408	951	14,528	190,887	Total current liabilities
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**665,896**	**-**	**900**	**666,796**	**TOTAL EQUITY AND LIABILITIES**

(1) The table in note 28.5.1.2 describes the principal changes in presentation under IFRS.

(2) The table in note 28.4.1.1 describes the principal restatements under IFRS.

28.3.3 Impact on the balance sheet at 31 December 2004

French GAAP presentation	French GAAP	IFRS presentation changes [1]	IFRS restatements [2]	IFRS	IFRS presentation
ASSETS		*(in thousands of euros)*			**ASSETS**
Goodwill	181,282	-	7,554	188,836	Goodwill
Intangible assets	36,069	-	(848)	35,221	Intangible assets, net
- Property, plant & equipment, at cost	415,248	-	-	415,248	- Property, plant & equipment, at cost
- Depreciation and provisions	(237,436)	-	-	(237,436)	- Depreciation and impairment losses
Property, plant & equipment, net	177,812	-	-	177,812	Property, plant & equipment, net
- Investments in & advances to non-consolidated subsidiaries	3,053	(50)	-	3,003	- Equity investments
- Other long-term investments	1,507	50	735	2,292	- Other non-current financial assets
Long-term investments	4,560	-	735	5,295	Non-current financial assets
		7,304	931	8,235	Deferred tax assets
Total fixed assets	399,723	7,304	8,372	415,399	Total non-current assets
Deferred taxes	7,304	(7,304)	-	-	
Inventories	71,464	-	-	71,464	Inventories
Trade receivables	160,137	-	-	160,137	Trade receivables
		2,245	-	2,245	Current tax assets
Other current assets	35,028	(2,245)	-	32,783	Other current assets
Short-term investments and deposits	72,587	(72,587)	-	-	
Cash	21,734	72,587	-	94,321	Cash and cash equivalents
Current assets	368,254	(7,304)	-	360,950	Total current assets
TOTAL ASSETS	767,977	-	8,372	776,349	TOTAL ASSETS

French GAAP presentation	French GAAP	IFRS presentation changes [1]	IFRS restatements [2]	IFRS	IFRS presentation
SHAREHOLDERS' EQUITY & LIABILITIES		*(in thousands of euros)*			**EQUITY & LIABILITIES**
Share capital	571,391	-	-	571,391	Share capital
Consolidated reserves and retained earnings	(363,313)	-	(4,572)	(367,885)	Share premiums and consolidated reserves
Net profit for the year	108,711	-	8,927	117,638	Net profit for the year
Cumulative translation reserve	(7,266)	-	(80)	(7,346)	Cumulative translation reserve
Total shareholders' equity	309,523	-	4,275	313,798	Equity attributable to equity holders of the parent
Minority interests	1,172	-	16	1,188	Minority interests
	310,695	-	4,291	314,986	Total equity
Provisions for employee benefits	3,719	-	3,875	7,594	Retirement benefit obligation
Provisions for risks and charges	24,527	(4,240)	(9,957)	10,330	Long-term provisions
Bank borrowings	215,010	-	-	215,010	Bank loans
Other long-term debt	12,455	-	-	12,455	Other financial liabilities
		841	21	862	Deferred tax liabilities
Provisions and long-term liabilities	255,711	(3,399)	(6,061)	246,251	Total non-current liabilities
Deferred taxes	841	(841)	-		
		4,240	-	4,240	Short-term provisions
		10,171	-	10,171	Bank loans
Short-term debt	11,063	(10,171)	-	892	Financial liabilities
Trade payables	99,332	-	-	99,332	Trade payables
		8,910	-	8,910	Current tax liabilities
Other current liabilities	88,777	(8,910)	10,142	90,009	Other current liabilities
Bank overdrafts	1,558	-	-	1,558	Bank overdrafts
	200,730	4,240	10,142	215,112	Total current liabilities
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	767,977	-	8,372	776,349	TOTAL EQUITY AND LIABILITIES

(1) The table in note 28.5.1.3 describes the principal changes in presentation under IFRS.

(2) The table in note 28.4.2.1 describes the principal restatements under IFRS.

28.3.4 Impact on the income statement for the year ended 31 December 2004

French GAAP presentation	French GAAP	IFRS presentation changes [1]	IFRS restatements [2]	IFRS [3]	IFRS presentation
		(in thousands of euros)			
Sales	770,183	(2,358)	-	767,825	Sales
		58,777	4,510	63,287	Other revenue
	770,183	56,419	4,510	831,112	Total revenue
Cost of goods sold	(173,966)	-	134	(173,832)	Cost of goods sold
Research and Development expenses	(147,400)	6,187	(2,030)	(143,243)	Research and Development expenses
Selling, general and administrative expenses	(316,411)	(18,486)	(2,285)	(337,182)	Selling, general and administrative expenses
Other operating income and expenses	48,900	(46,777)	-	2,123	Other operating income and expenses
Restructuring costs	(14,320)	1,784	1,696	(10,840)	Restructuring costs
		(10,757)	-	(10,757)	Impairment losses
Operating income	166,986	(11,630)	2,025	157,381	Operating income
Financial income	2,184	-	-	2,184	Investment revenue
Cost of debt	(11,004)	-	-	(11,004)	Cost of financing
Net cost of debt	(8,820)	-	-	(8,820)	Net finance cost
Other financial income and expenses	(2,419)	2,358	(405)	(466)	Other financial income and expense
Exceptional items	12,325	(12,195)	(130)		
Income tax	(42,018)	-	(116)	(42,134)	Income tax
Net profit before Goodwill amortisation and minority interests	126,054	(21,467)	1,374	105,961	Net profit from continuing operations
Share in results of companies sold	1,233	10,710	-	11,943	Discontinued operations
Goodwill amortisation	(18,311)	10,757	7,554		
Net profit before minority interests	108,976	-	8,928	117,904	Net profit for the period
Net profit attributable to the Group	108,711	-	8,927	117,638	- attributable to equity holders of the parent
Minority interests	265	-	1	266	- attributable to minority interests

(1) The table in note 28.5.2.2 describes the principal changes in presentation under IFRS.

(2) The table in note 28.4.3.1 describes the principal restatements under IFRS.

(3) Data published in 2004.

Comparative data published in 2005 have been restated in accordance with IFRS 5.

A reconciliation of the 2004 data published in 2004 and the 2004 comparative data published in 2005 is shown in note 9.1.

▶ 28.4 Restatements

28.4.1 Restatements to the balance sheet at 1 January 2004

28.4.1.1 Quantitative analysis

(in thousands of euros)	Employee benefits (A1)	Total revenue (A2)	Other (A3)	Deferred tax effect (A4)	Total restatements
ASSETS					
Goodwill	-	-	-	-	-
Intangible assets, net	-	-	(723)	-	(723)
- Property, plant & equipment, at cost	-	-	-	-	-
- Depreciation and impairment losses	-	-	-	-	-
Property, plant & equipment, net	-	-	-	-	-
- Equity investments	-	-	-	-	-
- Other non-current financial assets	559	-	-	-	559
Non-current financial assets	559	-	-	-	559
Deferred tax assets	-	-	-	1,064	1,064
Total non-current assets	559	-	(723)	1,064	900
Inventories	-	-	-	-	-
Trade receivables	-	-	-	-	-
Current tax assets	-	-	-	-	-
Other current assets	-	-	-	-	-
Cash and cash equivalents	-	-	-	-	-
Total current assets	-	-	-	-	-
TOTAL	559	-	(723)	1,064	900

(in thousands of euros)	Employee benefits (A1)	Total revenue (A2)	Other (A3)	Deferred tax effect (A4)	Total restatements
EQUITY & LIABILITIES					
Share capital	-	-	-	-	-
Consolidated reserves and retained earnings	(2,353)	(3,877)	(1,692)	1,040	(6,882)
Cumulative translation reserve	-	(1)	-	-	(1)
Equity attributable to equity holders of the parent	(2,353)	(3,878)	(1,692)	1,040	(6,883)
Minority interests	9	-	-	5	14
Total equity	(2,344)	(3,878)	(1,692)	1,045	(6,869)
Retirement benefit obligation	2,903	-	-	-	2,903
Long-term provisions	-	(9,681)	-	-	(9,681)
Bank loans	-	-	-	-	-
Other financial liabilities	-	-	-	-	-
Deferred tax liabilities	-	-	-	19	19
Total non-current liabilities	2,903	(9,681)	-	19	(6,759)
Short-term provisions	-	-	-	-	-
Bank loans	-	-	-	-	-
Financial liabilities	-	-	-	-	-
Trade payables	-	-	-	-	-
Current tax liabilities	-	-	-	-	-
Other current liabilities	-	13,559 (1)	969	-	14,528
Bank overdrafts	-	-	-	-	-
Total current liabilities	-	13,559	969	-	14,528
TOTAL	**559**	**-**	**(723)**	**1,064**	**900**

(1) Recognised through - Equity = €3,878 K
- Provisions = €9,681 K

28.4.1.2 Comments on balance sheet restatements at 1 January 2004

Restatements made on 1 January 2004, the date of transition to IFRS, had the effect of reducing consolidated shareholders' equity by €6,869 thousand including €(14) thousand attributable to minority interests.

28.4.1.2.1 Employee benefits (A1)

The Group has accounted for all its liabilities in respect of employee benefits in accordance with IAS 19. This resulted in a €2,903 thousand increase in retirement benefit obligations and the recognition of non-current financial assets in the amount of €559 thousand in respect of surplus pension plan assets. The net negative impact on shareholders' equity was therefore €2,344 thousand (before deferred taxes).

As permitted by IFRS 1, the Group has recognised all previously unrecognised actuarial gains and losses.

28.4.1.2.2 Revenue (A2)

a) Under IAS 18, the Group has changed its method of recognising revenue received under partnership agreements with other pharmaceutical companies. These contracts generally provide for milestone payments at inception and at various points during the contract.

Under French GAAP, milestone payments were recognised on the contractually agreed payment dates. Under IFRS, they are capitalised and amortised over the term of the partnership agreement. This had a negative impact on shareholders' equity of €3,878 thousand (before deferred taxes).

b) IAS 18 also requires the Group to recognise income from one of its partnership agreements on a percentage of completion basis. Under French GAAP, this income was recognised in full and a provision for charges was taken in respect of the Group's contractual undertakings under the agreement. This restatement had no impact on profit or loss.

The deferral of expenses and income under this standard had the effect of reducing provisions by €9,681 thousand and increasing other current liabilities by the same amount.

28.4.1.2.3 Other restatements (A3)

a) The conditions for recognising intangible assets under IAS 38 are not the same as under French GAAP. Adoption of this standard has led to the derecognition of registration costs for internally-generated brands recognised as assets under French GAAP. This had the effect of reducing intangible assets and shareholders' equity by €723 thousand (before deferred taxes).

b) Government grants previously recognised in shareholders' equity under French GAAP are now treated as deferred income under IAS 20. This had the effect of increasing other current liabilities by €969 thousand and decreasing shareholders' equity by the same amount.

28.4.1.2.4 Deferred tax effect (A4)

The deferred tax effect is attributable entirely to IFRS restatements that generated a temporary difference between the tax base and book value of assets and liabilities in accordance with IAS 12.

Deferred tax restatements had the effect of increasing shareholders' equity by €1,045 thousand, with a €1,064 thousand increase in assets and a €19 thousand increase in liabilities.

28.4.1.2.5 IFRS 2

Under IFRS 2, the Group has recognised the expenses relating to the fair value of its stock option plans (after 7 November 2002) in the amount of €226 thousand. This had no effect on shareholders' equity as the expenses recognised in profit or loss were offset by a corresponding increase in shareholders' equity.

28.4.2 Restatements to the balance sheet at 31 December 2004

28.4.2.1 Quantitative analysis

(in thousands of euros)	Employee benefits (B1)	Total revenue (B2)	Other (B3)	Deferred tax effect (B4)	Total restatements
ASSETS					
Goodwill	-	-	7,554	-	7,554
Intangible assets, net	-	-	(848)	-	(848)
- Property, plant & equipment, at cost	-	-	-	-	-
- *Depreciation and impairment losses*	-	-	-	-	-
Property, plant & equipment, net	-	-	-	-	-
- Equity investments	-	-	-	-	-
- Other non-current financial assets	735	-	-	-	735
Non-current financial assets	735	-	-	-	735
Deferred tax assets	-	-	-	931	931
Total non-current assets	735	-	6,706	931	8,372
Inventories	-	-	-	-	-
Trade receivables	-	-	-	-	-
Current tax assets	-	-	-	-	-
Other current assets	-	-	-	-	-
Cash and cash equivalents	-	-	-	-	-
Total current assets	-	-	-	-	-
TOTAL	735	-	6,706	931	8,372

(in thousands of euros) EQUITY & LIABILITIES	Employee benefits (B1)	Total revenue (B2)	Other (B3)	Deferred tax effect (B4)	Total restatements
Share capital	-	-	-	-	-
Share premiums and consolidated reserves	(2,147)	(3,878)	433	1,020	(4,572)
Net profit for the year	708	3,152	5,182	(115)	8,927
Cumulative translation reserve	(78)	(2)	-	-	(80)
Equity attributable to equity holders of the parent	(1,517)	(728)	5,615	905	4,275
Minority interests	11	-	-	5	16
Total equity	(1,506)	(728)	5,615	910	4,291
Retirement benefit obligation	3,875	-	-	-	3,875
Long-term provisions	(1,634)	(8,323)	-	-	(9,957)
Bank loans	-	-	-	-	-
Other financial liabilities	-	-	-	-	-
Deferred tax liabilities	-	-	-	21	21
Total non-current liabilities	2,241	(8,323)	-	21	(6,061)
Short-term provisions	-	-	-	-	-
Bank loans	-	-	-	-	-
Financial liabilities	-	-	-	-	-
Trade payables	-	-	-	-	-
Current tax liabilities	-	-	-	-	-
Other current liabilities	-	9,051 (1)	1,091	-	10,142
Bank overdrafts	-	-	-	-	-
Total current liabilities	-	9,051	1,091	-	10,142
TOTAL	735	-	6,706	931	8,372

(1) Recognised through - Equity = €728 K
- Provisions = €8,323 K

28.4.2.2 Comments on restatements to the balance sheet at 31 December 2004

At 31 December 2004, IFRS restatements had the effect of increasing equity by €4,291 thousand, including €4,275 thousand in respect of equity attributable to equity holders of the parent and €16 thousand in respect of minority interests.

28.4.2.2.1 Employee benefits (B1)

The Group accounted for all its liabilities in respect of employee benefits in accordance with IAS 19 at 1 January 2004. The liability was re-estimated at 31 December 2004 by outside actuaries. This led to a €2,241 thousand increase in non-current liabilities and a €735 thousand increase in non-current financial assets.

28.4.2.2.2 Total revenue (B2)

Recognition of income received by the Group in 2004 as described in note A2 a) had the effect of reducing equity by €728 thousand.

In addition, as described in note A2 b), long-term provisions decreased by €8,323 thousand while other current liabilities increased by the same amount.

28.4.2.2.3 Other restatements (B3)

a) Derecognition of registration expenses on internally-generated brands had the effect of reducing intangible assets by €848 thousand (before deferred taxes).

b) The requirement under IFRS 3 not to amortise Goodwill had the effect of increasing Goodwill carried on the balance sheet by €7,554 thousand.

c) Government grants previously recognised under shareholders' equity under French GAAP are now treated as deferred income under IAS 20. This had the effect of increasing other current liabilities by €1,091 thousand and decreasing shareholders' equity by the same amount.

d) Under IFRS 2, the Group has recognised the expenses relating to the fair value of its stock option plans (after 7 November 2002) in the amount of €2,247 thousand, which had the effect of reducing consolidated reserves by the same amount.

28.4.2.2.4 Deferred tax effect (B4)

The net effect on shareholders' equity of deferred tax restatements was €910 thousand, including €931 thousand in assets and €21 thousand in liabilities.

28.4.3 Restatements to the income statement for the year ended 31 December 2004

28.4.3.1 Quantitative analysis

IFRS presentation (in thousands of euros)	Employee benefits (C1)	Total revenue (C2)	Other (C3)	Deferred tax effect (C4)	Total restatements
Sales	-	-	-	-	-
Other revenue	-	4,510	-	-	4,510
Total revenue	-	4,510	-	-	4,510
Cost of goods sold	124	-	10	-	134
Research and Development expenses	(322)	(1,358)	(350)	-	(2,030)
Selling, general and administrative expenses	(383)	-	(1,902)	-	(2,285)
Other operating income and expenses	-	-	-	-	-
Restructuring costs	1,696	-	-	-	1,696
Impairment losses	-	-	-	-	-
Operating income	1,115	3,152	(2,242) (1)	-	2,025
Investment revenue	-	-	-	-	-
Cost of financing	-	-	-	-	-
Net finance cost	-	-	-	-	-
Other financial income and expense	(405)	-	-	-	(405)
Exceptional items	-	-	(130)	-	(130)
Income tax	-	-	-	(116)	(116)
Net profit from continuing operations	710	3,152	(2,372)	(116)	1,374
Discontinued operations	-	-	-	-	-
Goodwill amortisation	-	-	7,554	-	7,554
Net profit for the period	**710**	**3,152**	**5,182**	**(116)**	**8,928**
- attributable to equity holders of the parent	709	3,152	5,182	(116)	8,927
- attributable to minority interests	1	-	-	-	1

(1) Of which:
- Stock option expense = €(2,247) K
- Restatement of internally generated brands = €(125) K
- Restatement of government grants = €130 K
€(2,242) K

28.4.3.2 Comments on restatements to the income statement at 31 December 2004

The net effect of IFRS restatements on 2004 net profit was €8,928 thousand, including €1 thousand attributable to minority interests.

28.4.3.2.1 Employee benefits (C1)

Accounting for employee benefits in accordance with IAS 19 led to a net increase in results of €710 thousand (before deferred taxes), including €1,115 thousand in operating income and €405 thousand in financial expenses.

28.4.3.2.2 Total revenue (C2)

The recognition in 2004 of income received by the Group as described in note A2 had the effect of increasing operating income by €3,152 thousand, constituting a €4,510 thousand increase in other revenue offset by a €1,358 thousand increase in Research and Development expenses.

28.4.3.2.3 Other restatements (C3)

a) Share-based payments

Recognition of stock options under IFRS 2 had the effect of increasing expenses by €2,247 thousand.

b) Goodwill

The requirement not to amortise Goodwill had the effect of increasing net profit by €7,554 thousand.

c) Intangible assets

Registration expenses for internally-generated brands are no longer recognised as intangible assets under IFRS. This had the effect of increasing expenses by €125 thousand (before deferred taxes).

d) Government grants

Government grants previously recognised in shareholders' equity under French GAAP are now treated as deferred income under IAS 20. This had the effect of decreasing exceptional items by €130 thousand and increasing operating income by the same amount.

28.4.3.2.4 Deferred tax effect (C4)

The net deferred tax effect of these restatements was €116 thousand.

▶ 28.5 IFRS presentation changes

28.5.1 Balance sheet reclassifications

28.5.1.1 Comments

Presentation changes affecting the 2004 opening and closing balance sheets involve the following:

- distinction between current and non-current items;
- separate identification of items previously aggregated;
- aggregation of items previously identified separately.

The distinction between current and non-current items has been made as follows:

- assets and liabilities comprising working capital used in the normal business cycle are classified as current;
- all other assets and liabilities are classified as current if they are due within one year and non-current if they are due after one year.

Changes affecting the 2004 opening and closing balance sheets are as follows:

28.5.1.1.1 Long-term investments (D1)

Loans and advances to non-consolidated companies were previously classified under investments in & advances to non-consolidated subsidiaries. Under IFRS, they are classified as other non-current financial assets.

28.5.1.1.2 Provisions (D2)

As required by IAS 1, provisions are split into a current and a non-current portion, the portion under one year being classified as current.

28.5.1.1.3 Taxes (D3)

IAS 1 requires deferred and current tax assets and liabilities to be identified separately. Deferred taxes must be shown as non-current assets or liabilities. The Group has created these new line items in its IFRS balance sheet and reclassified the corresponding amounts.

28.5.1.1.4 Other (D4)

a) Under French GAAP, money market SICAVs were classified as short-term investments and deposits. Under IAS 7, they meet the conditions for recognition as cash and cash equivalents.

b) Under French GAAP, the short-term portion of bank loans was classified as short-term debt. Under IFRS, it is classified under a separate line item entitled bank loans.

These presentation changes at 1 January and 31 December 2004 are detailed in the tables below.

28.5.1.2 Details of balance sheet reclassifications at 1 January 2004

French GAAP presentation (in thousands of euros)	Long-term investments (D1)	Provisions (D2)	Taxes (D3)	Other (D4)	Total	IFRS presentation
ASSETS						**ASSETS**
Goodwill	-	-	-	-	-	**Goodwill**
Intangible assets	-	-	-	-	-	**Intangible assets, net**
- Property, plant & equipment, at cost	-	-	-	-	-	- Property, plant & equipment, at cost
- Depreciation and provisions	-	-	-	-	-	- Depreciation and impairment losses
Property, plant & equipment, net	-	-	-	-	-	**Property, plant & equipment, net**
- Investments in & advances to non-consolidated subsidiaries	(1,067)	-	-	-	(1,067)	- Equity investments
- Other long-term investments	1,067	-	-	-	1,067	- Other non-current financial assets
Long-term investments	-	-	-	-	-	**Non-current financial assets**
		-	6,513	-	6,513	Deferred tax assets
Total fixed assets	-	-	6,513	-	6,513	Total non-current assets
Deferred taxes	-	-	(6,513)	-	(6,513)	
Inventories	-	-	-	-	-	Inventories
Trade receivables	-	-	-	-	-	Trade receivables
		-	4,107	-	4,107	Current tax assets
Other current assets	-	-	(4,107)	-	(4,107)	Other current assets
Short-term investments and deposits	-	-	-	(87,344)	(87,344)	
Cash	-	-	-	87,344	87,344	Cash and cash equivalents
Current assets	-	-	(6,513)	-	(6,513)	Total current assets
TOTAL	-	-	-	-	-	TOTAL

French GAAP presentation *(in thousands of euros)*	Long-term investments (D1)	Provisions (D2)	Taxes (D3)	Other (D4)	Total	IFRS presentation
SHAREHOLDERS' EQUITY & LIABILITIES						**EQUITY & LIABILITIES**
Share capital	-	-	-	-	-	Share capital
Additional paid-in capital, consolidated reserves and retained earnings	-	-	-	-	-	Share premiums and consolidated reserves
Cumulative translation reserve	-	-	-	-	-	Cumulative translation reserve
Total shareholders' equity	-	-	-	-	-	**Equity attributable to equity holders of the parent**
Minority interests	-	-	-	-	-	Minority interests
	-	-	-	-	-	Total equity
Provision for employee benefits	-	-	-	-	-	Retirement benefit obligation
Provisions for risks and charges	-	(951)	-	-	(951)	Long-term provisions
Bank borrowings	-	-	-	-	-	Bank loans
Other long-term debt	-	-	-	-	-	Other financial liabilities
	-	-	554	-	554	Deferred tax liabilities
Provisions and long-term liabilities	-	(951)	554	-	(397)	Total non-current liabilities
Deferred taxes	-	-	(554)	-	(554)	
	-	951	-	-	951	Short-term provisions
	-	-	-	957	957	Bank loans
Short-term debt	-	-	-	(957)	(957)	Financial liabilities
Trade payables	-	-	-	-	-	Trade payables
	-	-	16,031	-	16,031	Current tax liabilities
Other current liabilities	-	-	(16,031)	-	(16,031)	Other current liabilities
Bank overdrafts	-	-	-	-	-	Bank overdrafts
	-	951	-	-	951	Total current liabilities
TOTAL	-	-	-	-	-	**TOTAL**

28.5.1.3 Details of balance sheet reclassifications at 31 December 2004

French GAAP presentation *(in thousands of euros)*	Long-term investments (D1)	Provisions (D2)	Taxes (D3)	Other (D4)	Total	IFRS presentation
ASSETS						**ASSETS**
Goodwill	-	-	-	-	-	Goodwill
Intangible assets	-	-	-	-	-	Intangible assets, net
- Property, plant & equipment, at cost	-	-	-	-	-	- Property, plant & equipment, at cost
- Depreciation and provisions	-	-	-	-	-	- Depreciation and impairment losses
Property, plant & equipment, net	-	-	-	-	-	Property, plant & equipment, net
- Investments in & advances to non-consolidated subsidiaries	(50)	-	-	-	(50)	- Equity investments
- Other long-term investments	50	-	-	-	50	- Other non-current financial assets
Long-term investments	-	-	-	-	-	Non-current financial assets
	-	-	7,304	-	7,304	Deferred tax assets
Total fixed assets	-	-	7,304	-	7,304	Total non-current assets
Deferred taxes	-	-	(7,304)	-	(7,304)	
Inventories	-	-	-	-	-	Inventories
Trade receivables	-	-	-	-	-	Trade receivables
		-	2,245	-	2,245	Current tax assets
Other current assets	-	-	(2,245)	-	(2,245)	Other current assets
Short-term investments and deposits	-	-	-	(72,587)	(72,587)	
Cash	-	-	-	72,587	72,587	Cash and cash equivalents
Current assets	-	-	(7,304)	-	(7,304)	Total current assets
TOTAL	-	-	-	-	-	TOTAL

French GAAP presentation *(in thousands of euros)*	Long-term investments (D1)	Provisions (D2)	Taxes (D3)	Other (D4)	Total	IFRS presentation
SHAREHOLDERS' EQUITY & LIABILITIES						**EQUITY & LIABILITIES**
Share capital	-	-	-	-	-	Share capital
Share premiums and consolidated reserves	-	-	-	-	-	Share premiums and consolidated reserves
Net profit for the year	-	-	-	-	-	Net profit for the year
Cumulative translation reserve	-	-	-	-	-	Cumulative translation reserve
Total shareholders' equity	-	-	-	-	-	**Equity attributable to equity holders of the parent**
Minority interests	-	-	-	-	-	Minority interests
	-	-	-	-	-	Total equity
Provisions for employee benefits	-	-	-	-	-	Retirement benefit obligation
Provisions for risks and charges	-	(4,240)	-	-	(4,240)	**Long-term provisions**
Bank loans	-	-	-	-	-	Bank loans
Other long-term debt	-	-	-	-	-	Other financial liabilities
		-	841	-	841	Deferred tax liabilities
Provisions and long-term liabilities	-	(4,240)	841	-	(3,399)	**Total non-current** liabilities
Deferred taxes	-	-	(841)	-	(841)	
		4,240	-	-	4,240	**Short-term provisions**
		-	-	10,171	10,171	Bank loans
Short-term debt	-	-	-	(10,171)	(10,171)	Financial liabilities
Trade payables	-	-	-	-	-	Trade payables
		-	8,910	-	8,910	Current tax liabilities
Other current liabilities	-	-	(8,910)	-	(8,910)	Other current liabilities
Bank overdrafts	-	-	-	-	-	Bank overdrafts
	-	4,240	-	-	4,240	Total current liabilities
TOTAL	-	-	-	-	-	**TOTAL**

28.5.2 Income statement reclassifications

28.5.2.1 Comments

The following items have been reclassified under IFRS.

28.5.2.1.1 Exceptional items (E1)

The €12,494 thousand capital gain generated by the disposal of Dynport L.L.C, previously classified as exceptional income, has been reclassified as discontinued operations under IFRS 5. Other items previously classified as exceptional have been reclassified as other operating income and expenses, in the net amount of €299 thousand.

28.5.2.1.2 Total revenue (E2)

a) Under French GAAP, discounts are accounted for as financial expenses. Under IAS 18 Revenue, they are deducted from sales.

This reclassification had the effect of reducing sales by €2,358 thousand and increasing other financial income and expenses by the same amount.

b) Under French GAAP, other operating income and expenses amounting to €46,478 thousand breaks down as follows:

- Royalties received €(33,207) thousand;
- Milestone payments received €(6,811) thousand;
- Research and Development expenses billed back to partners €(6,460) thousand.

These items meet the definition of revenue under IAS 18 and have been reclassified as other revenue.

c) Similarly, co-promotion income €(12,299) thousand, previously deducted from selling expenses, has also been reclassified as other revenue.

28.5.2.1.3 Other reclassifications (E3)

a) Goodwill impairment arising as a result of impairment testing has been reclassified as an operating line item entitled impairment losses, having previously been classified under Goodwill amortisation €10,757 thousand.

b) Costs relating to research into products which have already obtained marketing approval were classified as Research and Development expenses under French GAAP. Under IFRS, they have been reclassified as selling costs €6,187 thousand at 31 December 2004.

c) Restructuring costs arising on the disposal of Dynport LLC €1,784 thousand, which were previously classified as restructuring costs, have been reclassified in discontinued operations, along with all other costs relating to the disposal.

These reclassifications are detailed in the table below.

28.5.2.2 Comments on restatements to the income statement at 31 December 2004

French GAAP presentation *(in thousands of euros)*	Exceptional items (E1)	Total revenue (E2)	Other (E3)	Total	IFRS presentation
Sales	-	(2,358)	-	(2,358)	Sales
		58,777	-	58,777	Other revenue
		56,419		56,419	**Total revenue**
Cost of goods sold	-	-	-	-	Cost of goods sold
Research and Development expenses	-	-	6,187	6,187	Research and Development expenses
Selling, general and administrative expenses	-	(12,299)	(6,187)	(18,486)	Selling, general and administrative expenses
Other operating income and expenses	(299)	(46,478)	-	(46,777)	Other operating income and expenses
Restructuring costs	-	-	1,784	1,784	Restructuring costs
		-	(10,757)	(10,757)	Impairment losses
Operating income	(299)	(2,358)	(8,973)	(11,630)	**Operating income**
Financial income	-	-	-	-	Investment revenue
Cost of debt	-	-	-	-	Cost of financing
Net cost of debt	-	-	-	-	**Net finance cost**
Other financial income and expenses	-	2,358	-	2,358	Other financial income and expense
Exceptional items	(12 195)	-	-	(12,195)	
Income tax	-	-	-	-	Income tax
Net profit before Goodwill amortisation and minority interests	(12 494)	-	(8,973)	(21,467)	**Net profit from continuing operations**
Share in results of companies sold	12 494	-	(1,784)	10,710	Discontinued operations
Goodwill amortisation	-	-	10,757	10,757	
Net profit before minority interests	-	-	-	-	**Net profit for the period**

29 ▶ Pro forma impact of first-time adoption of IAS 32 and IAS 39 at 1 January 2005

The Group adopted IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement as of 1 January 2005, without restatement of comparative prior year data.

▶ 29.1 Comments

The Group uses derivative financial instruments as part of its policy to reduce exchange rate and interest rate exposure.

IAS 39 requires these instruments to be recognised on the balance sheet and any changes in fair value to be recognised in profit or loss, except where the instruments are documented as cash flow hedges. In accordance with IFRS 1, the Group did not alter the classification of its derivative financial instruments on the date of first-time adoption.

Exchange rate risk

The Group uses currency derivatives to hedge against the impact of exchange rate fluctuations on its receivables denominated in foreign currencies. These instruments are mostly eligible for fair value hedge accounting.

At 1 January 2005, opening equity was decreased or increased by the impact of revaluing the following instruments at fair value:

- currency derivatives eligible for hedge accounting under IFRS;
- currency derivatives not eligible for hedge accounting.

Interest rate risk

The Group uses interest rate derivatives to fix the rate of interest on part of its short-term debt. These instruments are eligible for cash flow hedge accounting as they are matched by an underlying floating-rate liability.

▶ 29.2 Impact on main pro forma consolidated balance sheet items

At 1 January 2005, the impact of these restatements on the consolidated balance sheet arose as a result of re-measuring all interest rate derivatives at their fair value.

Financial instruments eligible for hedge accounting (currency and interest rate) had the effect of decreasing consolidated equity by €922 thousand net of deferred tax, with the corresponding amount recognised mainly in other current financial assets.

Financial instruments not eligible for hedge accounting (currency and interest rate) had the effect of decreasing consolidated equity by €20 thousand net of deferred tax.

▶ 29.3 Other

Other items, with no impact on consolidated equity at 1 January 2005, principally concern the reclassification of equity investments in accordance with IFRS.

20.2.5 Statutory Auditors' report on the pro forma financial information

This is a free translation into English of the auditors' assurance report issued in the French language and is provided solely for the convenience of English speaking readers.

This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

Ipsen S.A.

Registered office: 42, rue du Docteur Blanche – 75016 Paris

Share capital: €84,024,683

Auditor's assurance report on the pro forma consolidated financial information

Year ended 31 December 2005

As Statutory Auditors of Ipsen S.A., and in accordance with the requirements of European Commission Regulation EC 809-2004, we report on the pro forma consolidated financial information for the year ended 31 December 2005, as set out in section 20.2 of Ipsen S.A.'s registration document.

The pro forma consolidated financial information has been prepared for illustrative purposes only, to provide the effect that, the transfer at 30 June 2005 of all assets and operational holdings previously held by Mayroy, its majority shareholder, might have affected the consolidated balance-sheet and the consolidated profit and loss account ot the company for the year ended 31 December 2005, if this restructuring was made at 1 January 2002. Because of its nature, the pro forma consolidated financial information addresses a hypothetical situation and, therefore, does not represent the Company's actual financial position or results.

It is management's responsibility to prepare the pro forma consolidated financial information in accordance with requirements of Regulation EC 809-2004. Our responsibility, as required by Annex II point 7 of Regulation EC 809-2004, is to provide an opinion as to whether the pro forma consolidated financial information has been properly compiled on the basis stated.

We performed our work in accordance with the professional standards applicable in France. Our work, which involved no independent examination of any of underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the pro forma restatements, and discussing the pro forma consolidated financial information with the directors of the company to obtain all the information and explanations we considered necessary.

In our opinion:

- the pro forma consolidated financial information has been properly compiled on the basis stated;
- that basis is consistent with the accounting policies applied of the issuer.

This report has been issued solely for the purpose of registering Ipsen S.A.'s registration document with the *Autorité des Marchés Financiers,* and may not be used for any other purpose.

Paris-La Défense and Neuilly-sur-Seine, 17 March 2006

The statutory Auditors

KPMG Audit	Deloitte & Associés
Department of KPMG S.A.	
Catherine Porta	Christophe Perrau
Partner	Partner

20.3 2005 separate financial statements of the parent company

20.3.1 Balance sheet at 31 December 2005 (amounts in thousands of euros)

ASSETS (in thousands of euros)	2005			
	Gross value	Depreciation, amortisation and provisions	Net value	2004
Intangible assets				
Start-up costs	-	-	-	-
Concessions, patents	183	-	183	-
Property, plant & equipment	23	1	22	-
Long-term investments				
Equity investments	991,316	-	991,316	902,498
Loans	40	-	40	-
Fixed assets	991,562	1	991,561	902,498
Current assets				
Trade receivables	1,205	-	1,205	517
Other current assets	186,819	-	186,819	4,462
Cash and cash equivalents	-	-	-	5
Prepaid expenses	-	-	-	-
Current assets	188,024	-	188,024	4,984
Unrealised foreign exchange losses	-	-	-	-
TOTAL ASSETS	1,179,587	1	1,179,585	907,482

EQUITY & LIABILITIES (in thousands of euros)	2005	2004
Share capital	84,025	446,863
Share premium, transfer premium	708,995	-
Statutory reserve	44,686	47,691
Other reserves	257,833	146,370
Retained earnings	(63)	(63)
Net profit for the year	67,565	137,761
Tax-allowable reserves	-	-
Shareholders' equity	1,163,041	778,622
Provisions for risks	161	535
Provisions for charges	521	-
Provisions for risks and charges	682	535
Bank borrowings	96	90,212
Other financial liabilities	386	-
Trade payables	7,592	527
Tax and employee related liabilities	3,353	5,871
Other current liabilities	4,435	31,715
Liabilities	15,862	128,325
Unrealised foreign exchange gains	-	-
TOTAL EQUITY AND LIABILITIES	1,179,585	907,482

20.3.2 Income statement for the year ended 31 December 2005

(in thousands of euros)	2005	2004
Sale of services	7,452	433
NET SALES	7,452	433
Depreciation and provision reversals, expense transfers	-	-
OPERATING REVENUE	7,452	433
Other purchases and external charges	2,414	526
Taxes, duties and similar items	557	41
Wages and salaries	4,397	254
Employer social security contributions	1,836	131
Depreciation and amortisation	1	124
Provisions for risks and charges	521	-
Other expenses	403	-
OPERATING EXPENSES	10,129	1,076
OPERATING INCOME	(2,677)	(643)
Income from equity investments	40,075	120,528
Interest and similar income	567	43
Provision reversals and expense transfers	535	1,081
Foreign exchange gains	-	-
FINANCIAL INCOME	41,177	121,652
Financial depreciation, amortisation and provision for charges	161	-
Interest and similar expenses	3,714	6,733
Foreign exchange losses	-	-
FINANCIAL EXPENSES	3,875	6,733
NET FINANCIAL INCOME/(EXPENSES)	37,302	114,919
PRE-TAX PROFIT ON ORDINARY ACTIVITIES	34,625	114,276
Exceptional operating income	-	424
Provision reversals and expense transfers	-	-
EXCEPTIONAL INCOME	-	424
Exceptional operating expenses	-	-
Exceptional depreciation, amortisation and provision for charges	-	-
EXCEPTIONAL EXPENSES	-	-
NET EXCEPTIONAL INCOME/(EXPENSES)	-	424
Employee profit sharing	198	12
INCOME TAX (CHARGE)/CREDIT	33,138	23,073
NET PROFIT FOR THE PERIOD	**67,565**	**137,761**

20.3.3 Notes to the separate financial statements

These notes refer to the balance sheet and income statement for the twelve months from 1 January to 31 December 2005. The balance sheet for the period shows a total assets amount to €1,179,585 thousand. The income statement shows a net profit for the period of €67,565 thousand.

Tax losses carried forward amounted to €18,040 thousand in 2005.

The notes and tables presented below form an integral part of the separate financial statements.

1 ▶ Significant events

▶ 1.1 Initial public offering

On 22 November 2005, the Board of Directors launched an initial public offering of Ipsen shares on Eurolist by Euronext™. The IPO price was set at €22.20 per share on 6 December 2005. Trading of Ipsen shares began on 7 December 2005, and the corresponding settlement took place 9 December 2005. Lastly, the greenshoe option was exercised on 14 December 2005.

The IPO comprised:

- 8,838,515 new shares, including the greenshoe option, resulting in a capital increase of €196,215,033 (including €187,376,518 in share premium);
- 6,900,000 existing shares.

In addition, Ipsen issued a further 249,678 new shares as part of an employee share offering, resulting in a capital increase of €4,434,281.28 (including €4,184,603.28 in share premium).

Fees and expenses arising from the IPO totalled €8.8 million, net of tax, and were deducted in full from the share premium.

At the end of this operation, the capital of Ipsen is composed of 84 024 683 shares, which are held for 80.97% by the Company Mayroy S.A., for 0.30% by the employees and for 18.73% by the public.

▶ 1.2 Legal restructuring

In June 2005, the Mayroy Group reorganised its legal structure. The Luxembourg-based parent company Mayroy S.A. (which owned 100% of Ipsen S.A.) transferred all its assets and directly-owned investments in operating companies to Ipsen S.A.

On 1 June 2005, as part of this restructuring, Mayroy S.A. transferred an intangible asset to Ipsen Farmaceutica B.V. representing future royalty income due under a licence agreement.

Mayroy S.A. then transferred the following assets on 30 June 2005:

- 100.0% of the share capital and voting rights of Ipsen Farmaceutica B.V., Netherlands;
- 46.59% of the share capital and voting rights of Ipsen Ltd, United Kingdom, in which SCRAS already held 53.41% of the share capital and voting rights;
- 49.71% of the share capital and voting rights of Biomeasure Inc., United States, in which SCRAS already held 50.29% of the share capital and voting rights;
- The Ipsen brands, logos and house style.

These assets and holdings were transferred to Ipsen S.A. using the procedure described in article L. 225-147 of the *Code de commerce.*

Simultaneously with the contribution in kind, Mayroy S.A. subscribed to a new share issue for cash made by Ipsen S.A. in the amount of €66,000,008.10 in order to transfer substantially all Mayroy S.A.'s cash balance to Ipsen S.A.

Following this restructuring and prior to the initial public offering, Ipsen S.A. held all the Ipsen Group's operating assets and equity interests while Mayroy S.A. held 100% of Ipsen S.A.'s share capital and voting rights.

2 ▶ Significant accounting policies

▶ 2.1 Basis for preparation and significant accounting policies

2.1.1 Basis for preparation

The separate financial statements have been prepared in accordance with French generally accepted accounting principles (1999 *Plan Comptable Général*) and the provisions of French law. These principles require that the Company is deemed to be a going concern, that the financial statements are prepared on an accruals basis and that accounting policies are applied consistently from year to year.

The company has not revalued its balance sheet.

2.1.2 Significant accounting policies

2.1.2.1 Intangible assets

Intangible assets are carried at cost or transfer value.

Intangible assets with a finite useful life are amortised over a period corresponding to their estimated useful lives. Amortisation periods are determined on a case-by-case basis depending on the type of asset concerned.

Intangible assets with an indefinite useful life are not amortised but tested annually for impairment.

As a general rule, brands and trademarks are not amortised.

2.1.2.2 Property, plant & equipment

Property, plant and equipment items are carried at acquisition cost or production cost as applicable. They are depreciated on a straight-line basis over their estimated useful life, which is four years.

2.1.2.3 Long-term investments

Long-term investments, excluding long-term receivables, loans and deposits, are carried at acquisition cost or transfer value. A provision for impairment is taken where the estimated value of an investment is lower than its carrying amount on the reporting date. Estimated value is determined on the basis of the value of the Company's share in the investee company's underlying net assets, its earnings prospects, the strategic importance of the investee company and potential synergies with other equity investments.

2.1.2.4 Current assets

Current assets are carried at their face value.

A provision for impairment is taken on a case-by-case basis according to the perceived risk.

2.1.2.5 Provisions for risks and charges

Provisions for risks and charges are taken to cover all obligations towards third parties likely or certain to give rise to an outflow of resources embodying economic benefits. These provisions are estimated on the basis of the most likely assumptions on the reporting date.

2.1.2.6 Hedging instruments

Income and expenses arising from hedging transactions are recognised symmetrically with the income and expenses arising from the hedged item. Where financial instruments do not qualify as hedges, they are restated at market value on the reporting date and any unrealised losses are recognised in the income statement.

2.1.2.7 Liabilities

Liabilities are carried at their face value.

2.1.2.8 Foreign exchange differences

Expense and income items denominated in foreign currencies are translated at the exchange rate prevailing on the transaction date. Current liabilities, assets and cash items are translated at the closing rate and any resulting translation differences are recognised on the balance sheet under the cumulative translation reserve. Unrealised foreign exchange losses are provided for in full under provisions for risks.

2.1.2.9 Employee benefits

Employees may be entitled to compensation when they retire or to a pension following their retirement. The company's liability in this respect is calculated using the actuarial models and assumptions that apply in France.

Employees are also entitled to awards for long service.

The liability corresponding to the employees' vested rights is covered by:

- contributions to independent organisations (insurance companies) responsible for paying the pensions or other benefits;
- provisions taken in the balance sheet.

2.1.2.10 Group tax relief

The company has elected for group tax relief with its subsidiaries and has adopted the following rules in accordance with recommendations made by the French tax authorities.

Each company in the tax group accounts for its income taxes as if it were taxed separately, that is after deducting prior year tax losses carried forward which have been transferred to the parent company.

Ipsen S.A. calculates the taxes due by the tax group and recognises it as an expense, while the taxes accounted for by the companies in the tax group are recognised as income.

▶ 2.2 Change in accounting method

As of 1 January 2005, the Company adopted standards CRC 2002-10 of 12 December 2002 on asset depreciation and impairment, and CRC 2004-06 of 23 November 2004 on the definition, recognition and measurements of assets.

In view of the accounting principles previously applied, the adoption of these two standards had no impact on opening equity at 1 January 2005.

3 ▶ Notes to the balance sheet

▶ 3.1 Fixed assets

3.1.1 Property, plant & equipment and intangible assets

Movement in values at cost

	Balance at 31 December 2004	Increases	Decreases	Balance at 31 December 2005
Start-up costs	15,341	-	(15,341)	-
Brands and trademarks	-	183	-	183
Total intangible assets	15,341	183	(15,341)	183
Vehicles	-	23	-	23
Total property, plant & equipment	**-**	**23**	**-**	**23**

Movement in amortisation and depreciation

	Balance at 31 December	Increases	Decreases	Balance at 31 December 2005
Start-up costs	15,341	-	(15,341)	-
Total intangible assets	15,341	-	(15,341)	-
Vehicles	-	1	-	1
Total property, plant & equipment	**-**	**1**	**-**	**1**

3.1.2 Long-term investments

Information about the Company's subsidiaries and associated companies can be found in the table attached to these notes.

The increase in this item is principally due to the restructuring operation described in note 1.2 and broken down as follows:

Investments acquired under the transfer:	
- Biomeasure Inc.	€2,276 K
- Ipsen Farmaceutica BV	€69,537 K
- Ipsen Ltd	€17,003 K
Total	**€88,816 K**

Subscription to capital increase:	
Ipsen Poland LLC	€2 K
Total	**€88,818 K**

▶ 3.2 Breakdown of current assets by maturity

CURRENT ASSETS *(in thousands of euros)*	2004	2005	Of which Under 1 year	Over 1 year
Loans	-	40	40	-
Other trade receivables	517	1,205	1,205	-
Government and other public authorities				
- Income tax	-	9,124	9,124	-
- Value-added tax	-	876	876	-
Group and shareholders	4,462	176,819	176,819	-
TOTAL	**4,979**	**188,064**	**188,064**	**-**

▶ 3.3 Shareholders' equity

Share capital

At 31 December 2005, Ipsen S.A.'s share capital was €84,024,683, divided into 84,024,683 shares each with a nominal value of €1, including 58,605,000 shares with double voting rights.

At 31 December 2004, Ipsen S.A.'s share capital was €446,863,125, divided into 29,302,500 shares each with a nominal value of €15.25.

The table below shows movements in share capital and the number of shares in issue during 2005.

Movements in equity

(in thousands of euros)	Number of shares	Share capital	Transfer premium	Share premium	Statutory reserve	Other reserves	Retained earnings	Net profit for the year	Total equity
Balance at 31 December 2004 before allocation	29,302,500	446,863	-	-	47,691	146,370	(63)	137,761	778,622
Allocation of net profit for the prior period	-	-	-	-	-	108,458	-	(108,458)	-
Dividends	-	-	-	-	-	-	-	(29,303)	(29,303)
Capital increase connected with the Group's legal restructuring at 30 June 2005	8,165,745	124,528	30,471	-	-	-	-	-	154,999
Reduction in nominal value of shares	37,468,245	(496,454)	-	496,454	-	-	-	-	-
Capital increase connected with initial public offering, including:									
- public offering	8,838,515	8,839	-	187,376	-	-	-	-	196,215
- employee offering	249,678	249	-	4,185	-	-	-	-	4,434
Deduction of costs from share premium	-	-	(662)	(8,830)	-	-	-	-	(9,492)
Net profit for the year	-	-	-	-	-	-	-	67,565	67,565
Other movements	-	-	-	-	(3,005)	3,005	-	-	-
Balance at 31 December 2005 before allocation	84,024,683	84,025	29,809	679,185	44,686	257,833	(63)	67,565	1,163,040

▶ 3.4 Provisions for risks and charges

Movements in provisions for risks and charges

(in thousands of euros)	2004	Movements during the year				2005
		Charges	Reversals		Other movements	
			Used	Released		
Interest rate risk	535	161	535	-	-	161
- Provisions for risks	535	161	535	-	-	161
- Provisions for charges	-	521	-	-	-	521
Total	**535**	**682**	**535**	**-**	**-**	**682**

At 31 December 2005, as at 31 December 2004, the entire provision for risks covered the negative market value of financial instruments held by the Company which are surplus to its interest rate hedging requirements (see note 2.1.2.6).

The movement in provisions during the year had no impact on the income statement as provision reversals were used to cover the expenses incurred.

Provisions at 31 December 2005 included €172 thousand in long-service awards.

▶ 3.5 Borrowing and current liabilities

3.5.1 Breakdown of liabilities by maturity

LIABILITIES *(in thousands of euros)*	2004	2005	Under 1 year	1 to 5 years	Of which Over 5 years
Bank borrowings					
- Under one year at inception	212	96	96	-	-
- Over one year at inception	90,000	-	-	-	-
Other financial liabilities	-	386	48	338	-
Trade payables	527	7,592	7,592	-	-
Tax and social employee related liabilities					
Employee liabilities	34	1,540	1,540	-	-
Social employee related liabilities	71	1,050	1,050	-	-
Government and other public authorities					
- Income tax	5,372	-	-	-	-
- Value-added tax	85	-	-	-	-
- Secured bonds		-	-	-	-
- Other taxes, duties and similar items	309	763	763	-	-
Group and shareholders	31,658	3,799	3,799	-	-
Other current liabilities	57	636	636	-	-
TOTAL	**128,325**	**15,862**	**15,524**	**338**	**-**

3.5.2 Bank borrowings

The structured loan taken out in December 1998 by Ipsen S.A. was refinanced in 2003. The entire outstanding balance of €231,426 thousand was repaid on 17 December 2003. Ipsen S.A. has credit lines (totalling €106,825 thousand) with various banks under agreements dated 17 June 2005. At 31 December 2005, these lines were not drawn down.

The loan agreements include the following financial covenants calculated on a consolidated basis at the level of Ipsen S.A.:

- Net debt to shareholders' equity 1
- Net debt to EBITDA 2.5 to 3

Ipsen S.A. complied with these ratios at 31 December 2005.

The credit lines used by Group companies are guaranteed by Ipsen S.A.

3.5.3 Interest rate hedging

In 1998, the interest rate risk on the floating rate syndicated loan was partially hedged through floating to fixed-rate swaps maturing in 2006. The hedges were left in place following the refinancing, and no new hedges were put in place in 2005.

The following table shows movements in the swaps over future periods:

Year	(in thousands of euros)			Surplus swaps	Total
(in thousands of euros)	Simple	Semi-fixed	Sub-total	Simple	
2006	-	15,245	15,245	-	15,245

The semi-fixed swap gives a rate of 3.94% if Euribor is higher than that.

At end December 2005, the Company had taken a €161 thousand provision to cover the negative market value of the surplus swaps.

▶ 3.6 Accrued expenses

(in thousands of euros)	2005	2004
Bank borrowings	-	-
Suppliers – invoices not yet received	1,204	16
Employees		
- provisions for paid leave	381	17
- provisions for bonuses	961	-
- provisions for employee profit-sharing	234	16
- social security organisations – accrued expenses	593	11
Government – accrued expenses	728	278
Other accrued expenses and interest on short-term borrowings	387	269
TOTAL	4,488	607

4 ▶ Notes to the income statement

▶ 4.1 Net sales

Net sales of €7,452 thousand comprise:

- Personnel costs rebilled to subsidiaries €7,155 K
- Guarantee fees rebilled to Group companies €297 K

▶ 4.2 Operating costs

The increase in operating costs in 2005 was principally due to growth in the number of employees during the year.

Following the legal restructuring completed in June 2005, fifteen senior managers joined Ipsen S.A. to strengthen the Group's central support functions.

▶ 4.3 Financial income

(in thousands of euros)	2005	2004
Income from equity investments	40,075	120,528
Interest on intragroup advances	567	43
Reversal of provision for financial risks	535	1,081
TOTAL	**41,177**	**121,652**

▶ 4.4 Financial expenses

(in thousands of euros)	2005	2004
Cost of debt	3,714	6,733
Provision for financial risks	161	-
TOTAL	**3,875**	**6,733**

▶ 4.5 Breakdown of income tax

The net income tax credit for 2005 amounted to €33,138 thousand.

(in thousands of euros)	Before tax	Net tax (charge)/ credit	After tax
Pre-tax profit on ordinary activities	34,625	-	34,625
Employee profit sharing	(198)	-	(198)
Benefit arising from group tax relief	-	33,138	33,138
Taxable profit	**34,427**	**33,138**	**67,565**

▶ 4.6 Increases and decreases in the future income tax liability (excluding impact of group tax relief)

	2005		2004	
(in thousands of euros)	Base	Tax (34.43%)	Base	Tax (34.43%)
Future decreases	-	-	-	-
Provisions not deductible in the year of recognition	-	-	-	-
- solidarity contribution	10	3	-	-
- provisions for employee profit-sharing	198	69	16	6
TOTAL	**208**	**72**	**16**	**6**

5 ▶ Other information

▶ 5.1 Directors and executive officers

5.1.1 Directors' emoluments

Emoluments paid to Directors in respect of 2005 amounted to €821 thousand broken down as follows:

- Directors' fees €402 K
- Other emoluments €419 K

5.1.2 Advances and loans to Directors

No advances or loans have been granted to Directors of the Company.

▶ 5.2 Related-party transactions

5.2.1 Balance sheet

(in thousands of euros)	2005	2004
Assets		
Equity investments	991,316	902,498
Trade payables	1,205	518
Group and shareholders	166,780	-
Subsidiaries in the tax group	10,039	4,462
Total	**1,169,340**	**907,478**
Equity and liabilities		
Trade payables	144	511
Group and shareholders	-	25,247
Subsidiaries in the tax group	3,799	6,412
Total	**3,943**	**32,170**

5.2.2 Financial income and expenses

(in thousands of euros)	2005	2004
Financial expense paid to related parties	280	655
Financial income received from related parties	504	43
Dividends received	40,075	120,528

▶ 5.3 Employees at year-end

	2005	2004
Directors and senior executives	16	1
TOTAL	16	1

▶ 5.4 Financial commitments

5.4.1 Commitments to personnel

- The company has no commitments to its employees in respect of post-employment benefits, other than the end-of-career allowances provided for under the collective bargaining agreement for the Pharmaceuticals Industry, and commitments in respect of a top-up pension plan.

  At 31 December 2005, the Company's actuarial liability in respect of end-of-career allowances and the top-up pension plan, calculated using the projected unit credit method, amounted to €1,863 thousand and €6,833 thousand respectively. The main assumptions used in the calculation are as follows:

- Discount rate: 4.10%
- Inflation: 2%
- Retirement age: 60 to 62 for non-managers and 62 to 64 for managers.

  The liability is funded through an insurance company and the fair value of the plan assets at 31 December 2005 amounted to €1,445 thousand for end-of-career allowances and €4,571 thousand for the top-up pension plan, based on an expected long-term return on assets of 4%.

  In accordance with the provisions of the *Code de commerce*, net assets or liabilities are not recognised in the financial statements, as the Company does not use the benchmark treatment.

  The company's actuarial liability with respect to long-service awards has been calculated using the projected unit credit method, using a discount rate of 3.5%. A provision has been taken at 31 December 2005 for the entire liability of €172 thousand.

- Rights acquired by employees to personal vocational training amounted to 320 hours at 31 December 2005.

5.4.2 Risk of acceleration of borrowings

The Company's exposure to this risk is described in note 3.5.

5.4.3 Commitments given

At 31 December 2005, the credit lines were guaranteed in the sum of €168,750 thousand. The amount drawn down was €37,700 thousand divided between the UK subsidiaries and SCRAS.

At 31 December 2005, there were no other commitments and no potential liabilities likely to have a material impact on the Company's financial statements.

6 ▶ Subsequent events

On 11 January 2006, the Company entered into a liquidity agreement with Exane BNP Paribas which expires on 31 December 2006 and will automatically be renewed for a further term of one year unless specifically terminated by one of the parties. The agreement complies with the Code of Conduct of the *Association Française des Entreprises d'Investissement* (A.F.E.I.) approved by the *Autorité des Marchés Financiers*.

On 13 January 2006, Ipsen S.A. placed €2.5 million in the liquidity account and launched a share buyback programme to implement the liquidity agreement.

No other event has occurred between the reporting date and the date on which the financial statements were approved by the Board of Directors that might have a material impact on Ipsen S.A.'s financial statements or which warrant disclosure in these notes.

7 ▶ List of subsidiaries and equity investments

Information on investments whose gross value exceeds 1% of the Company's share capital	Share capital	Other shareholders' equity (including net profit for the year)	% investment	Number		Value of investment		Loans and advances granted by the Company not yet repaid	Guarantees provided by the Company	Net sales for prior year (average rates)	Profit or loss for prior period (average rates)	Dividends received by the Company during the year
				Units	Shares	Cost	Provisions					
1. SUBSIDIARIES												
Biomeasure Inc. *SIRET number : None*	USD 215 K	USD 13,652 K	49.71%		86	€2,276 K	-	-	-	€22,094 K	€1,802 K	-
Ipsen Farmaceutica BV *SIRET number : None*	€91 K	€122,365 K	100.00%		90,801	€69,537 K	-	-	-	€6,611 K	€19,715 K	-
Ipsen Ltd. *SIRET number : None*	GBP 30,000 K	GBP (13,862) K	46.59%		13,977,300	€17,003 K	-	-	-	€70,670 K	€(2,916) K	-
S.C.R.A.S. S.A.S. *SIRET number : 308 197 185 00074*	€5,425 K	€50,064 K	100.00%		175,000	€902,498 K	-	-	-	€27,807 K	€5,181 K	€40,075 K
Aggregate information on investments whose gross value represents less than 1% of the Company's share capital												
1. French companies												
Beaufour Ipsen Internat. SNC *SIRET number : 342 787 215 00025*	€2,400 K	€29,190 K	0.01%	1			-	-	-	€163,977 K	€7,612 K	-
2. Foreign companies Ipsen												
Poland LLC *SIRET number : None*	PLN 605 K	PLN 21 K	1.00%		1	€2 K	-	-	-	€623 K	€5 K	-

8 ▶ Cash flow statement

(in thousands of euros)	2005	2004
OPENING CASH AND CASH EQUIVALENTS	2	(1)
Net profit	67,565	137,761
Elimination of non-cash and non-operating items		
- Amortisation, depreciation and provisions	149	(958)
Cash flow	67,714	136,803
Change in working capital related to operating activities	(13,365)	7,679
NET CASH PROVIDED BY OPERATING ACTIVITIES	54,349	144,482
Acquisition of equity investments (30 June 2005 transfers)	(88,818)	-
Acquisition of intangible assets (30 June 2005 transfers)	(183)	-
Acquisition of property, plant & equipment	(23)	-
Other	(40)	-
NET CASH USED BY INVESTING ACTIVITIES	(89,064)	-
Repayment of borrowings	(90,000)	(10,000)
Additional borrowings	-	-
Capital increase	133,616	-
Increase in share premiums or transfer premium	212,540	-
Dividends paid	(29,303)	(91,900)
Change in working capital related to financing activities	(192,236)	(42,579)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	34,617	(144,479)
CHANGE IN CASH AND CASH EQUIVALENTS	(98)	3
CLOSING CASH AND CASH EQUIVALENTS	**(96)**	**2**

20.3.4 Statutory Auditors' report

This is a free translation into English of the Statutory Auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditor's report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the separate financial statements of the parent company taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

Ipsen S.A.

Registered office: 42, rue du Docteur-Blanche, 75016 Paris

Share capital: €84,024,683

Statutory Auditors' report on the financial statements

Year ended 31 December 2005

In accordance with the terms of our appointment as Statutory Auditors by the sole shareholder, we hereby report to you, for the year ended 31 December 2005, on:

- our audit of the accompanying financial statements of Ipsen S.A.;
- the justification of our assessments;
- the specific procedures and disclosures required by law.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

▶ 1 Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly in all material respects the financial position and assets and liabilities of the Company as at 31 December 2005 and the results of its operations for the year then ended in accordance with French accounting regulations.

Without qualifying our opinion, in accordance with the provisions of article L. 232-6 of the *Code de commerce*, we draw your attention to the changes of accounting methods during the year set out in note 2.2 to the separate financial statements, concerning the first-time adoption of standard CRC 2002-10 on asset depreciation and impairment and standard CRC 2004-06 on the definition, recognition and measurement of assets.

▶ 2 Justification of our assessments

In accordance with the provisions of article L. 823-9 of the *Code de commerce* on the justification of our assessments, we draw your attention to the following matters:

At each year end, the Company estimates the value of its equity investments and non-current financial assets using the method described in note 2.1.2.3 to the financial statements. We assessed the data and assumptions underlying those estimates, reviewed the calculations made by the Company, compared the results with estimates made in prior periods and reviewed the method by which those estimates were approved by management. On that basis, we assessed the reasonableness of the estimates made.

Our assessment of these matters formed an integral part of our overall audit of the consolidated financial statements, and therefore contributed to the opinion expressed in the first part of this report.

▶ 3 Specific procedures and disclosures

We also performed the other procedures required by law in accordance with the professional standards applicable in France.

We have no matters to report regarding the fairness and consistency with the financial statements of the information given in the management report, and documents addressed to the shareholders with respect to the financial position and the financial statements.

As required by law, we also verified that the requisite disclosures concerning the identity of holders of share capital and voting rights were made in the management report.

Paris-La Défense and Neuilly-sur-Seine, 17 March 2006

The statutory Auditors

KPMG Audit	Deloitte & Associés
Department of KPMG S.A.	
Catherine Porta	Christophe Perrau
Partner	Partner

21 Additional information

21.1 Share capital

21.1.1 Amount of share capital

At the date of this registration document, the company's share capital amounted to €84,024,683, divided into 84,024,683 fully paid shares of the same class, each with a par value of €1.

21.1.2 Shares not representing capital

At the date of this registration document, the company had not issued any shares not representing capital.

21.1.3 Control, holding and purchase by the Company of its own shares

Acting on the authority conferred by the general meeting of shareholders on 19 September 2005, the Board of Directors of the company decided on 14 December 2005 to set up a share repurchase programme not exceeding 5% of the share capital, with a maximum outlay by the company of €111.9 million and a maximum price per share of €26.64.

Pursuant to this decision, the company entered into a liquidity agreement with Exane BNP Paribas on 11 January 2006 complying with the Association Française des Entreprises d'Investissement's (AFEI) charter approved by the AMF.

This agreement was entered into for an initial period of one year and is automatically renewable. Under this agreement, the company transferred €2.5 million to a liquidity account on 13 January 2006.

Since 16 January 2006, when the share repurchase programme was launched, the company has acquired 15,280 shares with a total gross value of €394,262 and sold 2130 shares with a total gross value of €65,139. These transactions gave rise to costs amounting to €789. The management fee for the liquidity agreement stands at €40,000 for 2006.

21.1.4 Potential share capital

▶ 21.1.4.1 Stock options

At the Extraordinary General Meeting of the company's shareholders on 19 September 2005, the shareholders authorised the Board of Directors to grant stock options to employees and executive officers subject to the company's shares being listed on a regulated market. The total nominal amount of capital increases that may be made pursuant to this authority may not exceed €1,200,000. The number of shares that may potentially be allotted upon exercise of the options granted may not exceed 1% of the company's share capital on the date of the Board of Directors' decision to grant the stock options. This authority is valid for a period of thirty-eight months expiring on 18 November 2008.

Pursuant to the authority, the company's Board of Directors decided on 14 November 2005 to grant 329,000 stock options (hereinafter "the Ipsen Options") to members of the Executive Committee (except for Jean-Luc Bélingard) and certain company managers. Each Ipsen Option entitles the holder to subscribe for one new share in the company at a price of €22.20.

The table below shows the terms and conditions of the Ipsen Options duly granted:

Date of shareholders' meeting	19 September 2005
Date of the Board of Directors' meeting	14 November 2005
Date of grant of stock options	6 December 2005
Number of authorized stock options	1,200,000
Number of stock options granted	329,000
Number of beneficiaries of the options granted	92
of which members of the Board of Directors	*0*
Exercise price of the options granted	€22.20
Earliest exercise date of the options granted	6 December 2009
Date of expiry of the options granted	6 December 2015
Number of new shares that may be issued upon exercise of the options granted	329,000
Maximum dilution resulting from the options granted	0.39% [1]

(1) On the basis of the share capital of the Company at the date of filing of this registration document.

▶ 21.1.4.2 Bonus share issues

At the Extraordinary General Meeting of shareholders on 19 September 2005, the shareholders authorised the Board of Directors to make bonus issues of existing or new shares to employees and executive officers, subject to the company's shares being listed on a regulated market. The total nominal amount of capital increases that may be made pursuant to this authority may not exceed €1,200,000. The total number of bonus shares allotted may not exceed 1% of the Company's share capital on the date of the Board of Directors' decision to allot the bonus shares. This authority is valid for a period of thirty-eight months expiring on 18 November 2008.

Pursuant to this authority, the company's Board of Directors decided on 14 November 2005 to allot 23,000 shares (hereinafter "the Ipsen Bonus Shares") to the Chairman and Chief Executive Officer and to members of the Executive Committee. The rights to the Ipsen Bonus Shares will not vest for at least two years with effect from the date of allotment.

The following table shows the terms of the Ipsen Bonus Shares allotted, subject to the fulfillment, at such date, of the presence and performance conditions set by the Company's Board of Directors:

Date of shareholders' meeting	19 September 2005
Date of the Board of Directors' meeting	14 November 2005
Date of grant of rights to shares	6 December 2005
Number of authorised shares	1,200,000
Number of new shares that may be issued	23,000
Number of beneficiaries of rights to shares	7
of which members of the Board of Directors	*1*
Date of final allotment of shares	6 December 2007
Maximum dilution resulting from the bonus shares allotted	0.027% [1]

(1) On the basis of the share capital of the company at the date of filing of this registration document.

21.1.5 Information about the terms of any acquisition rights or any obligations over authorised but unissued capital or an undertaking to increase the share capital

None.

21.1.6 Information about the share capital of any member of the Group which is under an option or agreed conditionally or unconditionally to be put under an option and details of such options (including the identity of the persons to whom such options relate)

As far as the company is aware, there are no options or conditional or unconditional agreements for the share capital of any member of the Group to be put under an option.

21.1.7 Changes to share capital

Date of shareholders' meeting	Transaction	Number of shares issued	Nominal amount of shares issued *(in euros)*	Share premium or contribution premium *(in euros)*	Cumulative share premiums *(in euros)*	Cumulative share capital *(in euros)*	Total number of shares	Par value per share *(in euros)*
24 April 2001	Capitalisation of reserves	0	149,392.24	0.00	0.00	446,863,125.00	29,302,500	15.25
30 June 2005	New share issue in exchange for contribution in kind	4,688,400	71,498,100.00	17,500,825.14	17,500,825.14	518,361,225.00	33,990,900	15.25
30 June 2005	New share issue for cash	3,477,345	53,029,511.25	12,970,496.85	30,471,321.99	571,390,736.25	37,468,245	15.25
18 July 2005	Reduction in the par value of shares	37,468,245	0.00	0.00	30,471,321.99	571,390,736.25	74,936,490	7.625
18 July 2005	Capital reduction by way of decrease of the par value of the shares and transfer to share premium account	0	(496,454,245.25)	496,454,245.25	526,925,568.24	74,936,490	74,936,490	1.00
7 December 2005	New share issue for cash	7,699,507	7,699,507	163,229,548.40	690,155,116.64	82,635,997	82,635,997	1.00
14 December 2005	Additional share issue for cash	1,139,008	1,139,008	24,146,969.60	714,302,086.24	83,775,005	83,775,005	1.00
28 December 2005	New share issue for cash reserved for Group employees	249,678	249,678	4,184,603.28	718,486,689.52	84,024,683	84,024,683	1.00

21.1.8 Authorised unissued share capital

At the Extraordinary General Meeting of the company's shareholders on 19 September 2005, the shareholders authorised the Board of Directors to increase the company's share capital as follows:

Authority conferred on the Board of Directors by resolution of the Extraordinary General Meeting of shareholders	Nominal value [1]			
	Maximum authorised	used	Likely to be used	Term
1-Issuance of securities conferring rights in the share capital with pre-emptive rights in favour of existing shareholders	15,000,000 [2]	0	5,559,807 [3]	26 months
2-Issuance of securities conferring rights in the share capital with no pre-emptive rights in favour of existing shareholders, by means of public offering.	15,000,000 [2]	8,838,515	5,559,807 [3]	26 months
3-Issuance of securities conferring rights in the share capital, with no pre-emptive rights in favour of existing shareholders, to pay for contributions in kind received by the Company.	7,493,649	0	5,559,807 [3]	26 months
4-Capital increase by way of capitalising reserves, earnings or share premiums.	100,000,000	0	100,000,000	26 months
5-Issuance of shares to employees who are members of an employee share ownership plan.	500,000	249,678	250,322	26 months
6-Allotment of bonus shares to employees and executive officers.	1,200,000	23,000 [4]	1,177,000	38 months
7-Allotment stock options to employees and executive officers.	1,200,000	329,000 [5]	871,000	38 months

(1) In euros.

(2) Issues made pursuant to authority granted under 1 and 2 are set off against issues made pursuant to authority granted under 3, 5, 6 and 7.

(3) Residual amount under the aggregate ceiling of €15,000,000 taking into account authority granted under 2, 5, 6 and 7.

(4) 23,000 bonus shares allotted likely to be acquired at the end of the two-year vesting period subject to the fulfillment of performance conditions.

(5) 329,000 options likely to be exercised subject to conditions.

21.2 Articles of Incorporation

21.2.1 Corporate objects (article 2 of the Articles of Incorporation)

The company's corporate purpose is the following, in France and any other country whether directly or indirectly:

- to invent, manufacture, process and sell pharmaceutical products, para-pharmaceutical products, cosmetics or any other manufactured products in the fields of drugs and fine chemicals, and all products and materials used to manufacture, process and sell such products;
- to conduct all industrial and commercial activities directly or indirectly related to the foregoing purpose, including research and design, acquiring, owning, exploiting and selling patents, licences, know-how and more generally all intellectual and industrial property rights;

more generally, to conduct all industrial, commercial, financial or property transactions which may directly or indirectly facilitate or further the achievement of the foregoing purposes and any similar purposes.

21.2.2 Management of the Company

▶ 21.2.2.1 Board of Directors

The Company is governed by a Board of Directors.

The Board of Directors is responsible for defining and implementing the Company's strategic objectives. Subject to those powers expressly reserved for the general shareholders' meeting and within the limits of the company's corporate purpose, the Board of Directors is competent to consider and settle all issues involving the proper functioning of the company through the passing of its resolutions.

▶ 21.2.2.2 Executive management

As required by law, executive management of the company is the responsibility either of the Chairman of the Board of Directors, who then has the title of Chairman and Chief Executive Officer, or of another person appointed by the Board of Directors with the title of Chief Executive Officer.

The Board of Directors is responsible for electing one of these two options for a period which may not be less than one year.

21.2.3 Rights and obligations attached to shares

▶ 21.2.3.1 Distribution of profits (article 29 of the Articlesof Incorporation)

After approval of the financial statements and recognition of a distributable profit within the meaning of the law, the general shareholders' meeting may resolve to transfer the distributable profit to one or more discretionary reserve accounts (for which they will fix the allocation or use) or retained earnings or to distribute it as a dividend. After deduction of any prior year losses, at least five percent of each year's net profit is transferred to the statutory reserve as required by law. This provision ceases to apply once the statutory reserve has reached one tenth of the company's share capital.

The general shareholders' meeting may decide to distribute amounts from reserves to which the shareholders are entitled. In this case, their resolution must expressly indicate which reserve accounts are to be used. However, dividends must be drawn in priority from the year's distributable profit.

The shareholders may resolve to offer payment of all or part of the dividend in cash or in shares at the personal choice of each shareholder.

A shareholder's right to the profits and contribution to losses is proportional to the percentage of share capital owned.

▶ 21.2.3.2 Legal form of shares (article 9 of the Articles of Incorporation)

The shares issued by the company may be registered or bearer shares at the holder's choice. Existence of the shares is evidenced by their registration on securities accounts held in the name of the holder for that purpose under the terms and conditions set out by law either by the Company or its appointed custodian in the case of registered shares or by an intermediary authorised for that purpose in the case of bearer shares.

21.2.4 General shareholders' meetings (articles 21 to 26 of the Articles of Incorporation)

▶ 21.2.4.1 Ordinary general meetings of the shareholders

At the ordinary general meeting, the Board of Directors' report and the Statutory Auditors' reports are read and the shareholders approve the annual financial statements and vote on the appropriation of profits. The shareholders appoint and dismiss the Directors set their remuneration as provided for in law and the Articles of Incorporation, appoint the Statutory Auditors.

The shareholders may delegate authority to the Board of Directors at the Board's request to deal with all matters that are not specifically reserved for an extraordinary shareholders' meeting.

More generally, all matters that do not entail a direct or indirect alteration to the Articles of Incorporation qualify as ordinary business.

An ordinary general meeting is held every year no later than six months after the end of the previous financial year end, unless this time period is extended by court order.

▶ 21.2.4.2 Extraordinary general meetings of the shareholders

At the Extraordinary General Meetings of the shareholders, the shareholders may amend the provisions of the Articles of Incorporation. However, the shareholders may not increase their liability or change the nationality of the Company except under the terms and conditions set out by law or international treaties.

Only an Extraordinary General Meeting is qualified to verify and approve any contributions in kind or special benefits.

▶ 21.2.4.3 Notice of shareholders' meetings

General meetings are called by the Board of Directors or failing that, by the Statutory Auditors or any other person duly empowered by law. They take place at the registered office or any other place indicated in the notice of the meeting.

The agenda is set by the person calling the meeting. However, one or more shareholders or the works council may table agenda items and propose resolutions under the terms and conditions set out by law. The shareholders may not consider items of business which are not on the agenda. However, they may in any event remove one or more Directors from office and elect replacements. The agenda may not be revised for an adjourned meeting.

All shareholders have the right to attend shareholders' meetings and take part in the vote either in person or by proxy, regardless of the number of shares they hold, simply by providing evidence of their status as shareholder.

▶ 21.2.4.4 Quorum

The quorum required for a meeting to transact ordinary business is the effective presence, in person, by proxy or by postal vote, of shareholders owning at least one fifth of the shares with voting rights. No quorum is required for an adjourned meeting. The quorum is calculated on the basis of all the shares comprising the share capital less any shares disqualified for voting purposes pursuant to the law or the provisions of the Company's Articles of Incorporation.

The quorum required for a meeting to transact extraordinary business is the effective presence, in person, by proxy or by postal vote, of shareholders owning at least one quarter of the shares with voting rights. The quorum required for an adjourned meeting is one fifth of the shares with voting rights. If the quorum required for an adjourned meeting is not reached, the meeting may be adjourned for a second time to a date no later than two months after the first adjournment.

Shareholders attending the meeting by videoconferencing or other means of telecommunication that permits their identification and complies with the provisions of the law are counted as present for the purpose of calculating the quorum.

21.2.5 Articles of Incorporation likely to have an impact on a change of control

None.

21.2.6 Threshold (article 10.3 of the Articles of Incorporation)

In addition to the legal disclosure requirements set out in article L.233-7 of the *Code de commerce*, any person or legal entity, acting either alone or in concert with other persons or legal entities, that comes to hold by any means a number of shares representing one percent of the share capital or voting rights, or any further multiple thereof, must, no later than five business days after occurrence, advise the Company by fax of the total number and percentage of shares and voting rights held, with written confirmation sent the same day by recorded delivery mail.

Such persons are also required to advise the company if their holding falls back below those thresholds, under the same terms and conditions.

Failure to comply with these requirements will result in the shares that should have been disclosed being disqualified for voting purposes at all general meetings held for a period of two years after the date on which the requisite disclosure is finally made, if requested by one or more shareholders separately or together holding at least one percent of the Company's share capital and voting rights and duly recorded in the minutes at the meeting. Disqualification is automatic in the case of failure to make the legal disclosures required under article L.233-7 of the *Code de commerce*.

21.2.7 Identification of bearer shareholders (article 10.2 of the Articles of Incorporation)

The company may at any time, in accordance with the law and at its own expense, ask its clearing organisation for information about the name or corporate name, nationality and address or registered office of holders of securities conferring the right to vote at general meetings either immediately or in the future, as well as the number of securities held and any restrictions attached thereto.

21.2.8 Specific provisions governing changes in share capital

The share capital and the rights related to the shares can be changed in conformity with the provisions of law. The Articles of Incorporation of the Company do not provide for any specific clause in that respect.

21.2.9 Financial year (article 27 of the Articles of Incorporation)

Each financial year has a term of twelve months beginning on 1 January and ending on 31 December.

21.3 Dividends

21.3.1 Dividends paid in the past five financial years

In the last five fiscal years ended 31 December 2001, 2002, 2003, 2004 and 2005, the Company paid the following dividends:

	Year ended 31 December				
	2001	2002	2003	2004	2005
Net distribution (in € 000s, excluding tax credit)	0	0	0	91,900	29,302.5
Net dividend per share (in €, excluding tax credit)	0	0	0	3.14	1.00

21.3.2 Dividends and reserves distribution policy

The dividend payout policy is determined by the company's Board of Directors based on an analysis of the company's results and financial position. The company's objective for future years is to develop a payout policy consistent with its growth strategy, which should lead to a dividend payout of about 30% of consolidated net earnings.

This is not an undertaking on the company's part, and the company may decide to change its distribution policy or not pay a dividend at all based on its financial performance, investment needs and debt management imperatives.

21.3.3 Statute of limitations

Dividends which are not claimed within five years of their payment date shall lapse and become the property of the State.

21.4 Market in Ipsen shares

21.4.1 Trading in Ipsen shares

Listing	Eurolist by Euronext™ market - Compartment A
ISIN code:	FR0010259150
Ticker Symbol	IPN
FTSE classification	486 – Pharmaceuticals
ICB sector	4577 – Pharmaceuticals

21.4.2 Share price performance on the stock exchange

Shares in Ipsen SA have been traded on the Eurolist by Euronext™ market since 7 December 2005, when their IPO (Initial Public Offering) price was €22.20 per share. Trading volumes were very high during the first few sessions following the IPO, which is normal under the circumstances. The share price has consistently held up above the IPO price since listing.

Ipsen shares joined the SBF250 index on 24 February 2006.

Number of shares issued: 84,024,683

Share price between 6 December 2005 and 17 March 2006	
high	€31.50
low	€22.20
% change (between the high and the IPO price)	+41.9%
Average daily trading volume	80,642

▶ *Comparison between Ipsen S.A's share price performance and the performance of the principal stock market indicators between 6 December 2005 and 17 March 2006*


150
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1 000 000
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IPSEN
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DJ EURO STOXX Healthcare
S&P 500 Pharma
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22 Material contracts

The Group markets its products either directly through its sales force or through third parties to which it has entrusted responsibility for selling its products under licensing or other agreements. Furthermore, the Group has earned the confidence of third parties, which have entrusted it with selling their products, such as, for instance, Decapeptyl®, NutropinAq®, Testim®, Nisis® and Nisisco®. In certain cases, the Group has entered into agreements with third party companies to manufacture drugs or raw materials under its marketing agreements.

The Group complements implementation of its internal Research and Development programme by entering into partnership agreements with university teams and pharmaceutical and biotechnology companies. These partnerships help the Group to gain access to cutting-edge technologies in complex areas of expertise.

This partnership strategy helps the Group to finance development of its products while extending its range of existing products. The Group is constantly looking to forge high-quality, complementary and longlasting marketing and Research and Development partnerships.

22.1 Agreements in therapeutic areas targeted by the group

22.1.1 Agreements in oncology

- ***Debiopharm (Lausanne, Switzerland)***. The Group has maintained an ongoing relationship with Debiopharm since 1983, when it agreed its first licensing deal with Debiopharm to manufacture and market Decapeptyl®. This licensing agreement was renewed in October 2002. It covers Debiopharm's expertise and patents relating to the active substance triptorelin and its various salts (particularly the pamoate formulation), which it sells under the Decapeptyl® registered trademark. The acetate formulations of Decapeptyl®, which accounted for 33% of Decapeptyl®'s sales in 2005, are no longer protected by an invention patent.

  The licensing agreement with Debiopharm gives the Group (i) the right to manufacture Decapeptyl® around the world (with the exception of North America and certain other countries, principally Sweden and Israel), ii) the exclusive right to market Decapeptyl® worldwide (with the exception of North America and certain other countries, principally Sweden, Israel, Iran and Japan) and (iii) the co-exclusive right (shared with Debiopharm) to market Decapeptyl® in Iran, Japan, Central America and South America.

  This licensing agreement is due to remain in place in the various countries until the following dates: (i) 31 July 2010 for each country covered by the agreement and not covered by a Debiopharm patent and for each country covered by the agreement where Debiopharm's patent protection is due to expire prior to 31 July 2010, and (ii) the expiry date of the last of the patents covered by the agreement in other countries. Under this agreement, the Group pays different levels of royalties to Debiopharm varying according to the sales territory and volume, with an increase in royalty levels above a certain sales threshold. The Group is also entitled to a reduction in royalties in the event of competition from a generic product, with this reduction diminishing if Decapeptyl®'s market share falls significantly below a certain threshold determined on a market-by-market basis. The agreement entered into by the Group does not provide for any minimum royalty clause. The agreement contains stipulations about future cooperation with Debiopharm to continue developing and improving Decapeptyl®. This agreement also contains a control event clause, which may be triggered if either of the parties undergoes a change in control causing substantial prejudice to the interests of the other party in relation to Decapeptyl®. At the registration date of this registration document, the Group was not aware of any change in control affecting Debiopharm.

- ***University of Bath (Bath, United Kingdom) and Imperial College (London, United Kingdom)***. In February 2004, at the same time as it acquired Sterix, the Group entered into two development agreements with the University of Bath and Imperial College, where the main inventions belonging to Sterix had originated and with which Sterix had entered into a partnership agreement. Under the terms of these contracts, which each run for three years, the universities will conduct development work, notably including the development of therapeutic products based on STX140 (a cytotoxic agent with anti-angiogenic properties used in the treatment of solid tumours, currently in pre-clinical trials), steroid and non-steroid inhibitors, the development of dual aromatase-sulphatase inhibitors and STS inhibitors (STX64). The Group will contribute a proportion of the development costs incurred by the universities varying according to the agreement and depending on the year. All the inventions resulting from development work financed in this manner and falling within the scope defined in these contracts will belong to the Group. The Group will pay the University of Bath royalties based on the use of these results (whether they are patented or not). In addition, the Group holds an exclusive licensing option under these two contracts on any inventions falling outside the field of research, which do not belong to it.

- ***Spirogen (London, United Kingdom).*** In May 2003, the Group signed a partnership agreement with Spirogen, a UK biotechnology company. This partnership comprises a development and licensing agreement covering the development and marketing by the Group of a patented anti-cancer drug, namely BN 2629 (SJG-136) and a research agreement for other anti- cancer compounds through implementation of a gene targeting technology patented by Spirogen.

  Should Spirogen discover a compound that acts on a sequence of target genes under the research agreement, the Group will have a period of three months from the presentation of this compound to the Group to enter into a worldwide licensing agreement covering the compound with Spirogen.

Pursuant to the development and licensing agreement, the Group holds an exclusive worldwide licence on Spirogen's patents and expertise related to the manufacture, use and sale of BN 2629 and its analogue or replacement compounds. This agreement will remain in force until all the payments due to be made by the Group to Spirogen under this agreement have been made. At such time, the licences and rights granted to the Group by Spirogen will become non-exclusive, irrevocable and free of any payment obligation. Spirogen has also granted the Group a worldwide non-exclusive licence under which the latter is allowed to use and operate the gene screening technique patented by Spirogen.

Under the development and licensing agreements, the Group agreed to make certain milestone payments to Spirogen upon signature of the agreement and upon attainment of certain stages of development. The Group also agreed to pay certain royalties on sales of products containing BN 2629 with reductions in specific royalties for sales territories not covered by patents or those open to competition from generic drugs. Royalties are payable on sales of drugs containing BN 2629 in territories covered by a patent until the later of the following two dates: (i) the tenth anniversary of the date of the product's marketing launch, and (ii) the patent's expiry date in the relevant country. Royalties are payable on sales of drugs containing BN 2629 in territories not covered by a patent until the first of the following two dates: (i) the tenth anniversary of the date of the product's marketing launch, and (ii) the expiry date of the last of the patents protecting BN 2629 worldwide.

The agreement also provides for lower royalties should the Group be obliged to obtain a licence to use intellectual property rights and expertise from a third party to be able to continue manufacturing, using or selling BN 2629 or analogue or replacement compounds. The Group agrees to bear costs arising from the manufacture of all clinical and commercial supplies of BN 2629 and of any drug containing the compound.

The Group has the right to terminate the development and licensing agreement during the development stages provided that it observes a notice period of six months. In the event of termination, all rights and all licences granted to the Group pursuant to this agreement will be null and void and any information acquired about BN 2629 and the products containing it will be returned to Spirogen.

In May 2003, the Group acquired a shareholding in Spirogen's capital by subscribing for preference shares issued by the company. Spirogen also issued to the Group subscription warrants for preference shares carrying voting rights that may be exercised at any time until 31 December 2006. Should the Group exercise its warrants for preference shares in full, it would hold 42.96% of the preference shares, that is 19.99% of Spirogen's share capital and voting rights.

- ***Massachusetts General Hospital (Boston, United States).*** In June 2005, the Group signed a partnership agreement with the General Hospital Corporation, which runs Massachusetts General Hospital, to conduct a Research and Development programme into the use of Mullerian Inhibiting Substance hormone in the treatment of cancer.

The initial duration of this Research and Development programme will be three years and it may be extended by an additional two years. The Group contributes to the financing of the research by paying a fixed sum to the General Hospital Corporation. The results of the research programme conducted by their respective employees shall belong to both the Group and the General Hospital Corporation. Pursuant to this agreement, the Group holds an exclusive worldwide option on the patents held by the General Hospital Corporation on the anti-Mullerian hormone and an option on an exclusive worldwide licence to use research results belonging to the General Hospital Corporation. The level of the royalties payable on the use of the rights held by the General Hospital Corporation pursuant to these licences shall be determined through negotiations between the Group and the General Hospital Corporation.

- ***Cancer Research UK (London, United Kingdom), Spirogen (London, United Kingdom).*** On 23 December 2003, Cancer Research UK, Spirogen Ltd. and the Group signed an agreement to conduct a phase I clinical trial of SJG-136 on patients with treatment resistant solid tumours.

This trial is sponsored by Cancer Research UK. The Group contributes to the financing of the trial by paying a fixed sum and holds, pursuant to this agreement, an exclusive worldwide licence to use the results of the trial. The amount of the fixed sum payable by the Group to use the results has already been agreed by the parties.

- ***National Cancer Institute (Bethesda, United States).*** A Cooperative Research and Development Agreement (CRADA) was signed on 3 December 2004 by the Group and the National Cancer Institute (NCI) for the pre-clinical and clinical development of BN 2629 (SJG-136) as an anti-cancer agent. The phase I clinical trials sponsored by NCI under this cooperative agreement, are intended to determine the efficacy and safety of BN 2629 on patients suffering from various types of solid and haematological tumours. phase II clinical trials may also be sponsored by NCI depending on the results of the phase I results sponsored by NCI and Cancer Research UK.

The research programme is set to have a duration of four years. The Group is contributing to the financing of three phase I clinical trials, currently being sponsored by NCI under the cooperative agreement, through the payment of a fixed sum to NCI. In addition, the Group will incur, where applicable, any costs arising from the manufacture of BN 2629 required for any additional pre-clinical and clinical trials for which NCI has no more BN 2629 at its disposal. Pursuant to this agreement, the Group holds an exclusive option on an exclusive licence to use the patentable results from this cooperation. The amount of the financial consideration payable by the Group to use said patentable results has not yet been agreed. Furthermore, the Group shall have at its exclusive disposal for the purpose of securing FDA approval for BN 2629: (i) all the data and pre-clinical and clinical results from the cooperation, and (ii) the contents of the IND (approval for clinical trials to be held) sponsored by the NCI.

- ***Institut National de la Santé et de la Recherche Médicale (Paris, France).*** In October 2005, the Group signed a partnership agreement with the Institut national de la santé et de la recherche médicale (Inserm, French national health and medical research institute) to conduct a Research and Development programme on antagonist variants of human prolactin for use in the treatment of breast and prostate cancer, as well as the treatment of prolactinoma unresponsive to dopaminergic analogues and benign prostatic hyperplasia. The initial duration of this Research and Development programme will be one year and it may be extended by an additional two years. The Group is contributing to research costs by paying a fixed amount to Inserm. Inserm and the Group will jointly own the results of the research programme. Pursuant to this agreement, the Group will hold an exclusive option on an exclusive licence to exploit on a worldwide basis the results of this research, as well as prior expertise and a patent application belonging to Inserm. The royalty rates for direct and indirect exploitation of the rights held by Inserm under this possible licence have already been agreed by the parties.

22.1.2 Agreements in endocrinology

- ***Tulane University (New Orleans, United States).*** Pursuant to an agreement sealed in June 1990, Tulane University granted the Group an exclusive worldwide licence to manufacture, use and sell lanreotide, the active substance in Somatuline® and Somatuline® Autogel®. This agreement remains in force until the corresponding patents have expired. Furthermore, the agreement covers any future formulation using this active substance until the corresponding patents have expired. The Group pays different levels of royalties to Tulane University, which vary from territory to territory. The agreement does not provide for any minimum royalty clause. The length of the agreement's exclusivity period varies from territory to territory: (i) in territories where Tulane University holds a patent, including the United States, the exclusivity period runs until expiry of the corresponding patent, and (ii) in territories where Tulane University does not hold a patent, the exclusivity period runs for ten years from the initial commercial sale of the relevant product. Tulane University was damaged by Hurricane Katrina, which struck the United States during September 2005, but this did not have any impact on the licensing agreement entered into with the Group, since the latter relates merely to intangible property.
- ***Genentech (San Francisco, United States).*** The exclusive distribution agreement entered into in September 2002 by the Group with Genentech covers NutropinAq®, a liquid formulation of human growth hormone for daily use produced using recombinant DNA technology. Under this agreement, the Group has the exclusive right to market worldwide (with the exception of North America, Mexico and Japan) NutropinAq® and the NutropinAq® Pen Cartridge® (i.e. the configuration used for the daily administration of the liquid formulation of NutropinAq®) and any improvement made to these products for a period of 20 years starting from the date on which NutropinAq® was launched on the market®. The Group also has the right to use Genentech's existing brand names, namely NutropinAq®, NutropinAq® Pen and NutropinAq® Pen Cartridge®, as well as any new brand name that Genentech uses to market the products in territories not governed by the distribution agreement with the Group.

  The Group agreed to pay Genentech milestone payments when certain net sales figures are reached. The Group has to agree with Genentech on sales milestone payments for each product before filing any application for regulatory approval for the marketing of any such product. The Group also agreed to pay royalties based on the total amount of annual sales of each product in the territory covered by the distribution agreement. In accordance with this agreement, the Group must, at its own expense, secure the requisite regulatory approval in relation to the marketing and the sale of products. Any intellectual property rights resulting from research carried out by the parties pursuant to this agreement will be the property of the party that made the relevant discovery, except for joint discoveries, in respect of which the relevant intellectual property rights will be jointly owned.

  A European patent covering the liquid formulations of human growth hormone belonging to Pharmacia may also have covered this pharmaceutical compound. However, the limitation of claims by the Opposition division of the European Patent Office following Genentech's opposition should mean that NutropinAq® escapes the clutches of this patent. This ruling by the European Patent Office's Opposition Division was appealed by Pharmacia on 6 June 2005. If the initial claims are restored by the European Patent Office's Technical Board of Appeal, Pharmacia will be in a position to claim that NutropinAq® has infringed its patent and, assuming the latter's action is successful, the Group may have to pay compensation to Pharmacia. Genentech has the right to terminate this agreement in certain cases, notably if the Group is unable to market products by the agreed deadlines or if it fails to reach certain objectives. If the annual sales of a product in a specific country fall below a pre-determined threshold, the rights and licences granted may become non-exclusive in the relevant country, if Genentech so decides.
- ***Genentech (San Francisco, United States).*** Following the agreement covering NutropinAq®, the Group signed a Research and Development agreement in November 2004 covering the development of sustained-release formulations of recombinant growth hormones using the technology platforms of Genentech, the Group and third parties. This agreement was entered into for an initial research period of two years. At the end of this period, Genentech and the Group may decide either to extend the research period or to develop jointly or individually the products resulting from the research or to terminate the contract. The Group has the right to use the product of worldwide research, except in the United States, Canada, Mexico and Japan in return for the payment of royalties to Genentech. Genentech has the right to use the product in the United States, Canada, Mexico and in Japan in return for the payment, subject to certain conditions, of royalties to the Group. Any intellectual property rights resulting from Research and Development activities carried out pursuant to this agreement will be the property of the party that made the relevant discovery. Joint discoveries will be owned jointly by the Group and Genentech, with the latter also being responsible for securing and maintaining the relevant patents.
- ***Auxilium (Philadelphia, United States).*** In March 2004, the Group entered into a licensing agreement with Auxilium to distribute Testim® 50mg Gel, a gel applied to the skin described in section 6.1.1.3.2.2 of this registration document, worldwide, except for the United States, Mexico, Canada and Japan. This product was developed by Auxilium using patents belonging to Bentley Pharmaceuticals. The Group will hold any marketing authorisations awarded. The licence also includes the right to use the Testim® brand name, which belongs to Auxilium.

  The agreement also gives the Group an option to license any new products acquired or developed by Auxilium containing testosterone, as well as any new therapeutic uses of the product. This agreement will remain in place for a period determined on a country-by-country basis and end no later than on either the expiry date of the patents held by Bentley Pharmaceuticals in the relevant country or the expiry of a ten-year period starting on the product's commercial launch date in the relevant country. When the agreement expires, the Group will benefit from a free and perpetual licence to use all Auxilium's intellectual property rights to the product, as well as to use the Testim® brand name. Auxilium will supply the finished product directly to the Group.

In the event of delivery failures or delays, the Group will be entitled to manufacture the product itself.

Under this agreement, the Group pays Auxilium royalties based on net sales by the Group and its sub-licensees. These royalties will be reduced in the event of competition from generic drugs or licensing agreements being signed with third parties with intellectual property rights preventing the product from being marketed in a market under consideration. The agreement does not provide for any minimum royalty clause. In addition, the Group buys the finished products at a price that is inversely proportional to the volumes ordered. Should Auxilium manage to lower the price to below the forecast price, the Group will pay it fixed amounts calculated in advance and will increase by one or two points the level of royalties paid by the Group depending on the price cut obtained.

- ***Roche (Basle, Switzerland).*** In October 2003, the Group signed an agreement with various companies in the Roche group under which it granted Roche an option on an exclusive licence to the rights to develop and market worldwide (with the exception of Japan and France, where these rights are respectively shared with a Japanese partner and belong to the Group) a class of anti-diabetic GLP-1 drugs discovered by the Group's research activities and notably including the BIM 51077 compound. The Group also granted Roche a non-exclusive licence authorising it to develop and market certain compounds belonging to Roche using the Group's formulation technology.

  This option on an exclusive licence was granted for a period of three years starting on the agreement's effective date in return for the payment to the Group of a fixed option premium payable on the agreement's effective date, as well as upon each anniversary of this effective date. Should this option be exercised, Roche will have to pay the Group an exercise premium varying according to the exercise date. Should this option be exercised, Roche will reimburse the Group for the development costs incurred by the latter up to the exercise date.

  Until 7 November 2008, Roche will have the option of selecting the compounds to be developed from the library of GLP-1 compounds. After 7 November 2008, Roche will have the right of first refusal on the GLP-1 compounds not selected by this date.

  Under the terms of the agreement, the Group has also undertaken first to conduct and finance a programme to formulate two compounds (BIM 51077 and BIM 51182) with a view to developing a daily formulation and a sustained-release monthly formulation of these compounds, and second to carry out phase II studies on BIM 51077.

  From the date on which it exercises its option, Roche will be responsible for the global development of the compounds it has selected and will carry the entire burden of related costs. Roche will have to pay the Group variable amounts depending on the success of various development phases and registration of a product and the level of sales generated by the final product. Lastly, Roche will also pay royalties to the Group under the licence agreement calculated proportionally to sales. Roche will hold the marketing authorisations and will be responsible vis-à-vis the national authorities for marketing the product. Roche will also manufacture and deliver the finished products from the phase III trials onwards. The maximum amount of the payments (including the exercise premium and the intermediary payments) payable by Roche to the Group is €202 million, including €10 million initial payment made upon execution of the agreement.

- The licensing agreement will expire on: (i) the expiry of the last of the patents on the relevant product, or (ii) the end of a ten-year period starting on the date of the commercial launch in the relevant country, whichever shall be the later. Upon expiry of the agreement, Roche will hold a free and perpetual licence to the rights granted. Roche will be entitled to terminate the agreement: (a) within 90 days following receipt of the phase I report for any scientific or commercial reasons, (b) at any time in the event of exceptional toxicity or safety problems, (c) prior to the first application for marketing authorisation in return for a notice period of six months, and (d) at any time subsequent to the first application for marketing authorisation subject to a notice period of 18 months.

- ***Teijin (Tokyo, Japan).*** In July 2003, the Group entered into a Research and Development partnership with Teijin. The Teijin group is a Japanese industrial conglomerate specialising in the production and sale of pharmaceutical, medical and homecare products, as well as fibres, chemicals and plastics.

  This partnership covers the development of four of the Group's products and the marketing of the products that complete the development programme. The Group's four products are as follows:

- a sustained-release formulation of a somatostatin analogue (Somatuline® Autogel®);
- a glucagon like peptide-1 analogue (GLP-1) known as BIM 51077.

  The Group has granted Teijin exclusive rights to develop and market Somatuline® Autogel®, SSTR-2 and PTH and co-exclusive rights to GLP-1 in Japan. For each of these products, marketing rights will revert to the Group upon expiry of a ten-year period of commercial use. Teijin will develop the GLP-1, SSTR-2, PTH and Somatuline® Autogel® analogues respectively in the treatment of type II diabetes, diabetic retinopathy, severe osteoporosis and acromegaly.

  Somatuline® Autogel® is marketed by the Group in 22 European countries, and is in the pre-registration phase in the United States and in phase I trials in Japan. The GLP-1 analogue is currently in phase II and the PTHrP analogue in phase I trials. Teijin will oversee the development and marketing of these products in Japan.

  Teijin will bear the entire burden of costs related to the development of SSTR-2 and PTH and 50% of the costs resulting from the development of Somatuline® Autogel® and GLP-1. The agreements covering GLP-1, SSTR-2 and PTH and Somatuline® Autogel® give the Group the power to veto publications.

  Secondly, this partnership covers the development and marketing by the Group in Europe (i.e. in the European Union and countries located to the west of Russia, including Russia) of febuxostat, a product owned by Teijin and used in the treatment of the symptoms associated with hyperuricaemia and known as TMX-67. Febuxostat is a new xanthine oxidase inhibitor. It has a new molecular structure that differs from that of allopurinol, the only xanthine oxidase inhibitor currently available on the market. Teijin has granted the Group exclusive rights in Europe to develop and market febuxostat, the definitive terms of which are currently being discussed. Submissions for the registration of febuxostat are currently being made in Japan (Teijin) and in the United States (TAP, United States).

  Febuxostat's development costs will be borne by the Group, except for the cost of conducting clinical trials that may be requested by the regulatory authorities prior to the registration of febuxostat in Europe, which will be shared between Teijin and the Group. Marketing rights will revert to Teijin upon expiry of a ten-year period of commercial use. The agreement covering febuxostat contains a reciprocal clause for the advance notification of planned publications.

  In February 2004, the Group and Teijin added the first additional clause to the BIM 51077 partnership agreement. Pursuant to this additional clause, the Group granted Teijin an option on all the compounds belonging to it and forming part of the GLP-1 class.

- ***Cambridge University (Cambridge, United Kingdom).*** The partnership agreement that the Group sealed with effect from January 2001 and expiring in June 2006 with Cambridge University covers the development of peptide-based drugs for the treatment of pulmonary fibrosis and vascular inflammation. Any intellectual property rights resulting from research carried out pursuant to this agreement will be the property of the party that made the relevant discovery. In the event of a joint discovery, any request for a patent or any approved patent is made by and belongs to Cambridge University. If it so wishes, the Group may secure an exclusive worldwide licence to use the rights attached to Cambridge University's patents. The Group pays fixed annual fees to Cambridge University.

- ***Asterion Ltd. (Sheffield, United Kingdom).*** In December 2003, the Group and Asterion entered into a research and licensing agreement, pursuant to which Asterion is conducting a research programme into the generation of growth hormone agonists and antagonists. This research programme is due to be completed during the first quarter of 2006. The Group contributes to the financing of this programme by paying fixed sums. The strategic priorities and progress of the research work are supervised by a steering committee composed of representatives from the Group and Asterion. The results of this research belong to the Group.

  Furthermore, the Group holds an exclusive worldwide licence to use Asterion's patents and expertise related to Asterion's technology with a view to the development and commercial use of any growth hormone agonists or antagonists. This licence has been granted for the duration of the patents, in return for the payment by the Group to Asterion of different fixed sums, payment of which depends on progress on the development front, the attainment of sales thresholds with these compounds and the payment of royalties based on these sales.

- ***Radius (Cambridge, United States).*** In September 2005, the Group signed a licensing agreement with Radius under the terms of which the Group granted Radius the exclusive right to develop, manufacture and distribute a compound belonging to the Group known as BIM 44058 (as well as its analogues) using the sustained-release formulation technology developed by the Group for the development of a drug used in the treatment of osteoporosis.

  This licence has been granted for the entire world, with the exception of Japan (except for the manufacture), where the Group has already granted an exclusive licence concerning this compound to Japanese group Teijin (see earlier description of the agreement). Furthermore, the Group will have the option of promoting and selling the finished product on a co-marketing basis with Radius in France. Radius is responsible for the overall development of the compound and will incur all the relevant costs. Radius will also hold the marketing authorisations and be responsible vis-a-vis the national regulatory authorities for marketing the product. The Group will also manufacture the compound until completion of the phase II trials. Subsequently, following the transfer of the technology, Radius will be responsible for manufacturing the compound and the end product marketed. Radius will then supply Teijin for the purposes of marketing the product in Japan.

  Radius shall pay the Group different fixed sums depending on the success of the various development phases and registration of the end product, as well as according to the level of sales generated by the finished product. Lastly, Radius will pay the Group royalties calculated on a pro rata sales basis. Radius will have the option of subcontracting or sub-licensing all or part of its obligations, notably in connection with the phase III development work, subject to compliance by the sub-licensees and sub-contractors with all the terms and conditions of the agreement entered into with the Group. If it grants a sub-licence, Radius shall pay the Group a portion of the payments received from its sub-licensees. The licensing agreement will end upon the latest of (i) the expiry of the last remaining patent covering the product or (ii) the expiry of a period of ten years from the date on which the product was first sold, whichever is the later. Upon expiry of the agreement, Radius is set to benefit from a free and perpetual licence to the licensed rights. Furthermore, Radius has the right to terminate the agreement at any time after submission to the Group of the results of the phase I results.

- ***French atomic energy commission (CEA, Paris, France).*** In October 2005, the Group signed a letter of intent with the CEA to carry out research agreements related to the treatment of Parkinson's and Alzheimer's disease. An application for a subsidy for this project was filed with the French national research agency (ANR).

22.1.3 Agreements related to Dysport®

- ***Health Protection Agency (HPA) (Porton Down, United Kingdom).*** The licensing agreement entered into by the Group with the HPA covers the botulinum toxin type A complex, which is the active substance in Dysport®. Pursuant to its agreement of 1994 with the HPA, the Group holds an exclusive worldwide licence until September 2019 to use and sell the botulinum neurotoxin type A produced by the HPA and the co-exclusive right with the HPA to manufacture this toxin using the HPA's processes. Under an additional clause signed in September 2001, the Group has built the requisite installations for the production by the Group of botulinum toxin type A, with production having started up during 2004. The Group is now free of the obligation to purchase botulinum toxin from the HPA. Pursuant to this agreement, the Group pays the HPA royalties based on revenues generated from the sale of products containing botulinum toxin type A, particularly those realised under the Dysport® brand name, together with minimum royalty clauses.
- ***Inamed (Santa Barbara, United States).*** In July 2002, the Group entered into a development and distribution agreement with Inamed covering certain botulinum toxin formulations for aesthetic medicine in the United States, Canada and Japan under a brand name other than Dysport®, which may be Reloxin®. Under this agreement, Inamed finances and conducts the development programme helping to secure the registrations and approvals required to sell the products in the United States, Canada and Japan. According to the terms of this agreement, the Group files and becomes the owner of the Biologics Licence Applications for products subject to FDA approval in the United States and subject to authorisations in the other countries in which it uses them. On 15 November 2005, US-based Allergan filed a public tender offer for Inamed. The July 2002 agreement was terminated on 20 December 2005 subject to the condition precedent that Inamed was acquired by Allergan. This agreement states that all the Group's rights to the pharmaceutical product based on botulinum toxin type A previously granted to Inamed, the results and clinical trials in progress with a view to the registration of the product in the United States, as well as all the worldwide rights to the Reloxin® trade mark will be sold back to the Group. In exchange, the Group will pay Inamed US$10 million. Prior to completion of the acquisition of Inamed by Allergan, Inamed remains responsible for conducting the phase III clinical trials and for preparing the clinical dossier to be submitted to the FDA in respect of Reloxin®. On 13 March 2006, Allergan announced that its offer to buy Inamed had been accepted by over 82% of the latter's shareholders and extended its offer until 17 March 2006. The acquisition was completed on 20 March 2006, leading to full and final termination of the agreement of July 2002. This acquisition also rendered null and void a preliminary agreement signed with Inamed in January 2005 concerning the exclusive distribution of certain formulations of botulinum toxin for aesthetic medical indications worldwide, except in the United States, Canada and Japan.
- ***Medicis, (Scottsdale, United States).*** In March 2006, the Group entered into a development and distribution agreement with Aesthetica Ltd, a fully controlled subsidiary of Medicis, covering certain botulinum toxin formulations for aesthetic medicine in the United States, Canada and Japan under a brand name other than Dysport®, which may be Reloxin®. The initial expiry date of this agreement is in September 2019. The Group sold Aesthetica the right to use the Reloxin® brand worldwide, and the Group will be licensed to use the Reloxin® brand name or any other brand name adopted outside the United States, Canada and Japan. Pursuant to a guarantee agreement signed at the same time, Medicis has undertaken to guarantee all of Aesthetica's obligations.

  Under this agreement, Aesthetica finances and conducts the development programme helping to secure the registrations and approvals required to sell the products in the United States, Canada and Japan. According to the terms of this agreement, the Group files and becomes the owner of the Biologics Licence Applications for products subject to FDA approval in the United States and subject to authorisations in the other countries in which it uses them.

  Aesthetica has agreed to make certain milestone payments to the Group: US$90.1 million upon signature of the agreement, plus US$26.5 million at certain key development milestones; US$75.0 million upon approval of the product by the FDA; US$2.0 million upon approval of the product in Japan; i.e. a total of US$193.6 million. The Group will manufacture and supply the product to Aesthetica throughout the agreement and will receive from Aesthetica royalties and a delivery price equal to 30% of the net sales generated by Aesthetica.

  The Group and Aesthetica are currently holding negotiations concerning a distribution agreement covering certain formulations of botulinum toxin for use in aesthetic medicine indications in Germany, Spain, France, Italy and the United Kingdom and then, subject to an option granted to Aesthetica, in countries other than the United States, Canada and Japan. Should the Group and Aesthetica fail to reach agreement prior to 15 July 2006, Aesthetica will have to make an additional payment pursuant to the contract covering the United States, Canada and Japan.
- ***Thomas Jefferson University (Philadelphia, United States).*** The agreement that the Group entered into in May 1998 with Thomas Jefferson University covering a research programme aiming to produce modified neurotoxins (botulinum toxin engineering) through recombinant DNA techniques for the treatment of neuromuscular illnesses expired during 2005.

22.2 Agreements in primary care

- ***Schwabe (Karlsruhe, Germany).*** The Group has longstanding links with Schwabe concerning in particular Ginkgo biloba extracts and EGb 761®, the active substance in Tanakan®. The relationship between the Group and Schwabe was summarised in the cooperation agreement dated 27 July 2005 concerning (i) the procurement and supply of Ginkgo biloba leaves, (ii) the manufacture of Ginkgo biloba extracts and notably EGb 761®, (iii) the patents, expertise and EGb 761® brand name and drugs containing EGb 761® extract, and (iv) research and development activities concerning the EGb 761® extract and drugs containing EGb 761®. This cooperation agreement records the fact that the Group and Schwabe hold joint shareholdings in the following companies, which form the manufacturing chain for either EGb 761® or of other plant extracts:
- Agricultural companies:
  - Schwabe and the Group each hold 50% of the share capital of two companies, Saint Jean d'Illac and Garnay located in France and the United States, respectively, which cultivate Ginkgo biloba trees and dry their leaves (from which EGb 761® is extracted);
  - Schwabe and the Group each hold an equal percentage (37.5% or 35.75%, depending on the case) of the share capital in two companies located in the provinces of Shangdon and Jiangsu in China, the activities of which consist in buying and drying the green Ginkgo biloba leaves sold to Cara Partners (described below) and to Schwabe;
- Irish companies:
  - Schwabe and the Group each hold 50% of the partnership shares in Wallingstown Company Limited based in Cork in the Republic of Ireland, which is involved in the manufacture of EGb 761®;
  - Schwabe and the Group each hold 50% of the joint rights in Cara Partners located in Cork in the Republic of Ireland, which manufactures and sells EGb 761®. Cara Partners' partnership deed was renewed with effect from February 2003. Thereafter, the partnership deed will be considered as being for an unlimited duration, with each of the partners having the right to terminate it after observing a notice period of six months; and
- *Linnea:*
  - Schwabe and the Group each hold 50% of the share capital of Linnea, a Swiss-registered company based in Locarno in Switzerland and whose activities are manufacturing and selling Ginkgo biloba extracts other than EGb 761® and other plant extracts.

This agreement provides for exclusive procurement of the Group's Ginkgo biloba leaves and EGb 761® extracts from the aforementioned companies. Under the terms of the cooperation agreement, the Group and Schwabe have agreed to form a steering committee defining procedures for: (i) purchases of Ginkgo biloba leaves by the Irish companies and Linnea from the agricultural companies, (ii) the manufacture and supply of EGb 761® extract by the Irish companies to the Group and to Schwabe exclusively, and (iii) the storage of Ginkgo biloba leaves and extracts.

Concurrently, Schwabe, which owns the patents covering EGb 761® extract and its method of manufacture, has reserved the right to manufacture EGb 761® extract to meet its needs in the German market and granted: (i) to the Irish companies a free licence to use its patents (without the right to sub-license them) to manufacture EGb 761® extract and to sell it exclusively to the Group and Schwabe, and (ii) to the Group a free licence to use its patents (with the right to sub-license them to third parties) to manufacture and sell drugs based on EGb 761®. The Group's licence covering France is exclusive, and Schwabe has reserved the exclusive right to market EGb 761® extract-based drugs in Germany.

Furthermore, under the terms of this cooperation agreement, the Group and Schwabe have reciprocally and at no charge granted, subject to certain conditions, the right to use the EGb 761® brand and the right to grant sub-licences to it to third parties everywhere this trademark is registered in relation to EGb 761® extract-based drugs. Lastly, this cooperation agreement has been entered into for the duration of Cara Partners' partnership deed.

- ***Novartis (Basle, Switzerland), Sanofi-Aventis (Strasbourg, France).***

In November 1997, Sanofi-Aventis entered into an agreement with Novartis to market Nisis®, the brand name used to market valsartan (an angiotensin II antagonist) and Nisisco®, the brand name used to market a fixed combination of valsartan and hydrochlorothiazide. Sanofi-Aventis owned the brand names used for both products and secured marketing authorisations allowing it to distribute, sell and administer these products in France. In March 2003, the Group entered into an agreement with Novartis and Sanofi-Aventis under which Sanofi-Aventis agreed to terminate its agreement with Novartis and to transfer to the Group the Nisis® and Nisisco® brand names and the corresponding marketing authorisations. At the same date, the Group entered into an agreement to transfer the brands and a temporary cooperation agreement with Sanofi-Aventis.

Under these agreements, Sanofi-Aventis agreed to transfer to the Group ownership of the Nisis® and Nisisco® brands, as well as its customer lists and expertise with respect to these products. In accordance with the brand transfer agreement, the Group paid Sanofi-Aventis certain amounts for the transfer of the brands upon signature of the related agreements described below and upon the transfer to the Group of marketing authorisations for Nisis® and Nisisco® and of Sanofi-Aventis' customer lists and expertise. The transfer of marketing authorisations for Nisis® and Nisisco® was completed on 30 April 2003.

In March 2003, the Group also signed a distribution agreement with Novartis concerning Nisis® and Nisisco®. In accordance with this agreement, the Group has a co-exclusive right (together with Novartis, which retains its right to use the products for its own benefit) to market and distribute Nisis®, Nisisco® and any other enhancement made to these products in France, Andorra and Monaco. The Group has undertaken to purchase certain quantities of Nisis® and Nisisco® from Novartis at prices varying according to the dosage and subject to minimum sales targets revised annually. Should sales fall below a given threshold, Novartis will be entitled to terminate the agreement after observing a notice period of 90 days. Novartis may also terminate the agreement, subject to a notice period of 60 days, should a control event affect the Group's ownership. The distribution agreement will remain in force until valsartan's patent expires in May 2011.

- **Indena (Milan, Italy).** Aside from the Schwabe patent covering the aforementioned Ginkgo biloba extracts, Indena holds a patent covering the manufacture of Ginkgo biloba extracts containing EGb 761® and products containing Ginkgo biloba extracts owned by Indena. Pursuant to the licensing agreement that it entered into with Indena in July 1996, the Group holds an exclusive right to manufacture, use and sell Ginkgo biloba extracts, including EGb 761® for use in drugs in connection with Indena's patent and using the latter's expertise within the European Union.

For its part, Indena retains the right to sell Ginkgo biloba extracts to customers located in the United Kingdom, Denmark, Sweden and Finland, but solely for use in non-pharmaceutical finished products (such as in health foods, food supplements and cosmetics). This agreement remains in force until the patent covering the European Union expires, i.e. in 2009. The Group has agreed to pay Indena royalties calculated on the basis of net sales in each relevant country provided that: (i) the relevant patent is valid in the relevant country, and (ii) Indena's expertise remains confidential in the relevant country, but in this case until 4 July 2006 at the latest.

22.3 Other agreements

- ***Bayer (Leverkusen, Germany).*** In accordance with the royalty agreement entered into by the Group in January 1985, the latter granted Bayer an exclusive licence to use and sell products whose biological activity and chemical structure is similar to that of the procoagulating proteins of human factor VIII worldwide, except in the Americas, Japan, Taiwan, South Korea, Hong Kong, Indonesia, the Philippines, Thailand, Singapore, Malaysia, Australia, Germany, Austria and Switzerland. This agreement notably covers the use and sale by Bayer of Kogenate®, a human factor VIII product originally developed as part of a partnership between Genentech and Speywood (acquired by the Group in 1994). In accordance with the partnership agreement with Genentech, the Group has the exclusive right to use and sell human factor VIII products, including Kogenate®, worldwide except in the excluded territories listed above in which Genentech has the right to use and to sell Kogenate®.

  As a guide, the royalties received by the Group under this agreement amounted to €28.4 million in 2003, €30.5 million in 2004 and €42 million in 2005. For the aforementioned reasons, the Group does not and cannot know with any certainty the royalties that it will receive in the future, since they are likely to vary both upwards and downwards and to a significant extent. As part of the reorganisation of the Group's organisation, some of the rights to receive Kogenate® royalties were contributed by Mayroy to Ipsen Farmaceutica B.V., while the remaining royalties were already held by Ipsen Ltd, which was already part of the Ipsen group prior to this reorganisation. When preparing its pro forma financial statements, the Group assumed that this reorganisation of its corporate structure had taken place prior to 1 January 2002 and thus added back into its pro forma consolidated financial statements shown in Chapter 20 of this registration document part of the flows received by Mayroy in the past, that is 50% of total royalties.

  This agreement will terminate on the later of the following two dates: (i) 15 years from the launch date of the relevant human factor VIII product, and (ii) the expiry date of the last remaining patent protecting this product. Kogenate® was launched on the market during the second half of 1994 and the last of the patents protecting Kogenate® expires in April 2009. A patent likely to cover the use of Kogenate® and Helixate® belonging to Chiron and Novo Nordisk was cancelled by the Opposition division of the European Patent Office. Based on the information in its possession, the Group believes that the risk consisting in the validation of this patent at appeal is modest.

- ***Pfizer (New York, United States).*** The agreement entered into by the Group with Pfizer in December 2001 covers the promotion of Zoxan®. Zoxan® is used to treat benign prostatic hypertrophy. In accordance with this agreement, the Group has undertaken to promote Zoxan® in France and in French overseas territories and not to market any other drug with the same indications as Zoxan® for a period of two years following the termination date of the agreement. This agreement expires on 30 November 2006. Pursuant to this agreement, Pfizer pays the Group fees calculated on Pfizer's net annual sales of the product, subject to a guaranteed minimum amount. This agreement has a clause enabling Pfizer to terminate it in the event of a change in control of the Group. In November 2005, the Pfizer group and the Group held discussions concerning the early termination of the agreement concerning the promotion of Zoxan®. These discussions led to the signature in March 2006 of a supplemental agreement, at the term of which the parties establish quarterly sales forecasts for Zoxan®. Should sales fall short of these forecasts, the agreement will be terminated, and Pfizer is obliged to make the Group a full and final payment of €7.5 million.

- ***Pfizer (New York, United States).*** In November 2005, the Pfizer group entrusted the Group with promoting its Artotec® product in France from 1 January 2006. Artotec® is a non-steroidal anti-inflammatory based on diclofenac and misoprostol (gastric protector), which posted sales of around €9 million in France during 2004 (Gers Officine 2004 data). This agreement is due to expire on 31 January 2008. Pursuant to this agreement, the Pfizer group will pay the Group fees calculated on net sales generated by Pfizer in France.

- ***Recordati (Milan, Italy).*** In October 2005, the Group sold the exclusive rights to market and sell Tenstaten® in France to Recordati for an initial period of seven years beginning 1 January 2006. The Group, which developed and marketed the product in France until that date, posted sales of Tenstaten® in excess of €12 million in 2004 and €11.3 million in 2005. To acquire the rights, Bouchara Recordati paid the Group slightly more than annual Tenstaten® sales. The Group supplies Tenstaten® to Bouchara Recordati, Recordati's French subsidiary, which markets the product. The Group will also perform various services for Bouchara Recordati during the launch period.

- ***Octagen and Emory University (Atlanta, United States).*** In September 1998, the Group acquired a shareholding in Octagen, a US biotechnology company. At 30 June 2005, this shareholding stood at 21.45%. Under the agreement entered into by the Group with Octagen, which includes a partnership with Emory University, it is able to benefit from the cooperation of international experts in protein engineering. Pursuant to this agreement, Emory University, which holds the patents licensed to Octagen and which is also one of the shareholders in this company, conducts research aimed at identifying new biotechnology products for use in the treatment of haemophilia. Octagen oversees the pre-clinical and clinical development of these products, and the Group is responsible for managing special projects and the switch to large-scale production.

In May 1998, Octagen concluded a worldwide exclusive licensing agreement with Emory University. This agreement covers the latter's expertise and patents and authorises Octagen to use, sell and manufacture low antigenicity products (LAP) and low immunogenicity products (LIP), notably including genes corresponding to the LAP and LIP compounds in gene therapy and protein infusion. This agreement will end on the expiry date of the corresponding patents, i.e. no later than in 2021. Pursuant to this agreement, Octagen issued ordinary shares to Emory University. Octagen has agreed to make milestone payments to Emory University and variable royalty payments based on sales, subject to minimum annual royalties. Octagen has also agreed to pay to Emory University a portion of all the royalties paid to Octagen by sub-licensees. Pursuant to this agreement, Emory University has agreed to conduct permanent research programmes into LAPs and LIPs to identify new biotechnology products for use in the treatment of haemophilia. These research programmes are financed by Octagen.

In September 1998, Octagen in turn signed a worldwide exclusive sub-licensing agreement with the Group authorising the latter to use, sell and manufacture products incorporating LAPs and LIPs. This agreement will end three years after the expiry date of the corresponding patents, i.e. in 2024 in most countries. Pursuant to this agreement, the Group agreed to make certain milestone payments to Octagen, including payments linked to Investigational New Drug Applications (IND) at the beginning of clinical trial phases and to registration with the FDA in the United States. Under this agreement, the Group also pays variable royalties based on sales, subject to a reduction in royalties if sales do not reach a minimum threshold. The Group has the right to terminate the agreement at any time and for any reason, subject to observance of a notice period of one year subsequent to which Octagen retains all rights to data generated under the agreement. In accordance with this agreement, Octagen agreed to conduct pre-clinical and clinical trials financed by the Group. The Group's participation in financing this research, which lasted for three years, is now at an end. The agreement stipulates that the Group will manage any project or dossier (including the payment of filing costs) and will be the owner of any registration or regulatory approval dossier.

As part of the relationship between the Group and Octagen and the corresponding licensing and sub-licensing agreements, the Group is currently pursuing phase II clinical trials with a compound known as OBI-1.

- ***Expansia (Aramon, France).*** The Group has entered into a distribution agreement with Expansia (which PCAS acquired from the Group in 2001) concerning the supply of certain products, including troxerutin, one of the active substances in Ginkor Fort®. Pursuant to this agreement in force since 1 January 2001, the Group has undertaken to order a minimum aggregate quantity of products from Expansia that diminishes each year. The agreement was entered into for a period of six years.


23

Third party information, statements by experts and declarations of any interests

None.


24

Consultation of legal documents

The Articles of Incorporation, this registration document and other corporate documents to be made available to shareholders as required by law can be consulted at the Company's registered office.

Copies of this registration document are available free of charge at the Company's registered office (42, rue du Docteur Blanche, 75016 Paris - Tel.: +33 (0)1 44 30 43 43), through Ipsen's website **(www.ipsen.com)** and through the AMF's website **(www.amf-france.org)**


25

Information on holdings

The Company has shareholdings in Group companies only. Such shareholdings are described in Chapter 7 "Organisational Structure" and their financial impact is set out in the annexes to the Company's consolidated accounts included in Chapter 20 "Financial information on the assets, the financial position and the results of the Company" of this registration document.

Design and production: Labrador 00 33 1 53 06 30 80
Cover: EuroRSCG C&O
Photos credits: Productions/Corbis - S. Rowel/Getty Images


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